UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: March 6, 2023

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants’ Name)

Bahnhofstrasse 45, Zurich, Switzerland and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                     Form 40-F ☐

This Form 6-K consists of UBS Sustainability Report 2022, which appears immediately following this page.

Sustainability Report 2022

In accordance with GRI Standards

Sustainability Report 2022 In accordance with GRI Standards

Introduction

Banking on sustainability

Sustainability Report 2022 | Introduction	3

The importance of sustainability to UBS

UBS strives to extend its leadership in sustainability and details how we intend to achieve it.

In 2022, we made good progress on the execution of our sustainability strategy, as outlined in this report.

During the year, geopolitical events brought the fossil fuel debate into center stage. Heightened energy security concerns around the world highlighted the ongoing need for fossil fuel production while the transition to viable alternative solutions is under way. Despite the current uncertainties, we firmly believe that, in the long term, there is no conflict between energy security and energy transformation.

We also saw legislators across many jurisdictions drive standardization. The increased sophistication among constituencies helped to shift the focus on how to best measure sustainability and climate risks, and how to capture the opportunities inherent in the transition to a low-carbon world.

Despite financial markets contracting across asset classes during 2022, the long-term trajectory for sustainable investing remains one of growth, demonstrated by continuous quarterly inflows into sustainable investing (SI) products. In line with these global market developments, we continued to grow SI assets under management (AuM) as a share of total AuM, reaching 6.8% by the end of 2022, up from 5.5% at the end of 2021.

Our progress is also reflected in feedback from our key stakeholders. Our shareholders supported our climate roadmap at the 2022 AGM. At its core is our net-zero aspirations against which we made progress, be it in our lending business, our supply chain, or our own operations.

Key ESG (environmental, social, governance) ratings reconfirmed that UBS is among the leading firms when it comes to their approach to sustainability. We are, in fact, among the leaders in MSCI ESG, S&P Global’s Dow Jones Sustainability Index (DJSI) and in CDP.

Supporting our clients in the transition to a low-carbon world

Our clients, who are at the heart of everything we do, are increasingly looking for opportunities to put their capital to work in sustainable ways. Two thirds of high-net worth investors in our 2022 Investor Sentiment Survey state that sustainability is highly important to them and to the performance of their portfolio. Furthermore, 78% of those investors surveyed expect investments in sustainability to maximize their returns. This confirms previous investor sentiment survey results where, for example in 2021, investors increasingly saw benefits from integrating sustainable investing into their portfolios.

We will continue to provide our clients with the choice of products and services they need to bring about their desired change. We will see a further mobilization of capital toward a “green recovery,” energy independence, and green tech with the shift of investment and lending towards new opportunities in the sustainability and impact space.

We remain convinced that the transition to net zero will prove to be one of the most consequential trends in coming years, with over USD 125 trillion of capital needed for the world to achieve net zero by 2050.1 Technological advances, the need for new infrastructure and new products in carbon markets or agriculture are just a few examples of the opportunities ahead. Blended finance vehicles that leverage philanthropic capital are also set to amplify opportunities and finally bring true public-private partnerships to the fore.

Many of our clients have committed to ambitious sustainability goals, often with interim targets that will help them achieve net zero by as early as 2040. Others have further to go on their journey. We are aware that the transition will neither be rapid nor in a straight line. And there is a growing recognition that the transition is about the greenhouse gas emissions and biohazards emanating from virtually every industry. That is why we do not take an exclusionary approach but are committed to working with our clients to provide them with the insights and expertise they need to evolve their businesses or operating models. We also engage with our investee companies knowing, through decades of experience, the positive influence that having a “seat at the table” can have.

1 Study commissioned by the UN High-Level Climate Action Champions in 2021, see climatechampions.unfccc.int/whats-the-cost-of-net-zero-2/

Sustainability Report 2022 | Introduction	4

Future trends

Looking ahead, we expect investors to differentiate more between “E” and “S,” and further distinguish between the many facets of “E” (i.e., carbon, plastic, water), as nature-based solutions and biodiversity topics come to the forefront. We also expect the focus on “impact” to increase as greenhouse gas emissions disclosure requirements from regulators, improved availability of data and increasing demand from clients to understand the “impact” of their investments will drive product innovation and a continued shift toward both sustainable and impactful investments.1

Varying standards and definitions around the world continue to hamper investors’ ability to understand the many products in the market. In 2022, regulators sought to provide further guidance on existing rules (for example, the EU’s Sustainable Finance Disclosure Regulation), and we expect additional clarity regarding definitions and data, as well as the role that financial institutions should play, as we move into 2023.

This requires a multi-faceted toolkit as well as international collaboration between all actors. A key focus in this effort is data, as it is driving compliance – both voluntary and mandatory – with investor and regulatory demand for greater transparency. As a priority, our firm will continue to engage with governments and policymakers to foster alignment with a broadly accepted framework for sustainability reporting that provides the guidance and transparency required to address the challenges facing investors, and with the necessary flexibility to support innovation.

Our commitment

ESG is here to stay, and it is going to become even more important. We will continue to endeavor to mitigate the risks and seize the opportunities presented by the transition to a low-carbon economy – for our clients, for our firm, and for our wider stakeholders. As we do so, we will continue to advance our own efforts towards the 17 Sustainable Development Goals, recognizing that we, like our clients, have much to learn as we move forward. And, as the market evolves, we will continue to share our best practices with any and all, as we move forward on this journey together.

Colm Kelleher	Ralph Hamers
Chairman of the Board of Directors	Group Chief Executive Officer

UBS was among the 43 companies that first signed the UN Global Compact in 2000 and is also a member of the UN Global Compact Network Switzerland, meaning we are committed to its principles on human rights, labor standards, the environment and anti-corruption. As reflected in detail in this report, we have a comprehensive set of goals and activities in place pertaining to the principles of the UN Global Compact.

1 Based on internal research by our Asset Management and Investment Bank business divisions, by the UBS Sustainability and Impact Institute as well as reporting by the OECD.

Sustainability Report 2022 | Introduction	5

Sustainability Report 2022 | Introduction	6

About this report

The reporting period for our Sustainability Report is 1 January to 31 December 2022 which is aligned with the financial reporting period. All data included in the report is therefore for this period, unless otherwise indicated. Data pertaining to our firm’s own environmental footprint covers the reporting period 1 July 2021 to 30 June 2022. Data showing progress against our net-zero sectorial targets pertains to 31 Dec 2021 (due to the unavailability of relevant 2022 data, as explained in the respective section of this report).

Unless otherwise noted, the information included in this report is presented at the consolidated level for UBS Group AG and UBS AG. UBS Group AG and UBS AG consolidated information does not differ in any material respect. Supplementary information regarding certain significant subsidiaries can be found in “Note 28 Interests in subsidiaries and other entities” in our Annual Report 2022.

This report comprises UBS AG’s disclosures of non-financial information required by the German law implementing EU directive 2014/95 (CSR-Richtlinie-Umsetzungsgesetz / CSR-RUG) (nichtfinanzieller Konzernbericht). A table at the end of this report (appendix 5) provides the references to such non-financial information. This report (in appendix 5) also contains information on UBS AG and UBS Europe SE pursuant to Art. 8 of the EU Taxonomy Regulation, and (in appendix 3) on UBS’s implementation of the environmental risk regulations in Singapore and the Hong Kong SAR.

Pursuant to the Financial Market Supervisory Authority (FINMA) Circular 2016/1 “Disclosure – banks,” Annex 5, we disclose data on climate-related financial risks in this report (and in our Annual Report 2022). More broadly, we support our stakeholders in locating all climate- and nature-related information contained in this Sustainability Report through a separate UBS Climate and Nature Report 2022. The latter follows the structure recommended by the Task Force on Climate-related Financial Disclosures (the TCFD) and also leverages the beta framework of the Taskforce on Nature-related Financial Disclosures (released in November 2022).

This report has been reviewed by Ernst & Young Ltd (EY). The content has been prepared in accordance with the Global Reporting Initiative (GRI) Standards. We use the GRI as the basis for this report and apply a careful process weighing up the materiality and relevance of the information reported and the expectations of our stakeholders. We also apply our firm’s information policy and disclosure principles. The GRI content index, supplementary information, and EY’s assurance report can be downloaded from ubs.com/gri. Selected sustainability metrics in this report have been subject to reasonable or limited assurance by EY. A list of these metrics and level of assurance can be found in the assurance report. Please see our “Basis of Reporting” in appendix 5 of this report for further information on the definition, approach and scope used for these metrics.

Our Sustainability Accounting Standards Board (SASB) index, our World Economic Forum International Business Council (WEF IBC) Stakeholder Capitalism Metrics reference table and our Principles for Responsible Banking (PRB) reporting and self-assessment are also available from ubs.com/gri.

Explanation on dependencies

Certain activities of UBS that pertain to the implementation of its sustainability and impact strategy are directly impacted by factors that UBS cannot influence directly or can only influence in part. These include pertinent governmental actions (e.g., when it comes to the achievement of the Paris Agreement and thus the achievement of our firm’s net-zero ambitions); the quality and availability of (standardized) data (e.g., in such areas as emissions); the development and enhancement of required methodologies and methodological tools (e.g., on climate- and nature-related risks); the ongoing evolution of relevant definitions (e.g., sustainable finance); or the furthering of transparency (e.g., pertaining to company disclosures of data). Areas where these dependencies are of particular relevance (including in particular regarding the examples noted above) are explained in the relevant sections of this Report.

6 March 2023

UBS Group AG and UBS AG

Contacts

Our Corporate Responsibility team, part of the UBS Chief Sustainability Office, manages UBS’s sustainability disclosure and provides information to stakeholders about the content of this report.

cr@ubs.com

Sustainability Report 2022 | Introduction	7

Strategy

Our sustainability and impact strategy

What sustainability means to us

Finance has a powerful influence on the world. At UBS we reimagine the power of people and capital, to create a better world for everyone: a fairer society, a more prosperous economy and a healthier environment. That is why we partner with our clients to help them mobilize their capital toward a more sustainable world and why we have put sustainability at the heart of our purpose.

Our ambition

We want to be the financial provider of choice for clients that wish to mobilize capital toward the achievement of the United Nations’ 17 Sustainable Development Goals (the SDGs) and the orderly transition to a low-carbon economy.1 We are focusing on three key areas to drive that transition: Planet, People and Partnerships, and here is why.

Planet first

Reaching net zero is an ambitious goal, but we are committed to doing our part. The shift toward a lower-carbon future is a priority for UBS and it is a key focus of our sustainability strategy.

We have set aspirational goals to achieve net-zero greenhouse gas (GHG) emissions from our own business and we are directing capital toward the low-carbon transition by offering the choice our clients need to effect the change that they want to see. At the same time, we are focused on managing the risks related to climate, natural capital and biodiversity to protect our clients’ assets and those of our firm from the impact of climate change. We are also seizing the opportunities from the low-carbon transition.

Our climate strategy is a reflection of our focus areas and covers two main areas: managing climate-related financial risks, and taking action on a net-zero future, via four strategic pillars:

›	Refer to our Climate and Nature Report 2022, available at ubs.com/gri, which brings together all climate- and nature-related information in this report

1 The low-carbon economy is defined as economic activities that deliver goods and services that generate significantly lower emissions of greenhouse gases; predominantly carbon dioxide.

Sustainability Report 2022 | Strategy	8

People matter

At UBS, we believe in a diverse, equitable and inclusive society, not just because it is the right thing to do, but because it creates a virtuous cycle of viable, long-term economic and social development that will help to reduce inequalities. For example, advancing women’s equality could add between USD 12 trillion and 28 trillion to global GDP by 2025.2

We are a large, diverse and inclusive organization with a global presence. Through our interactions with each other, the communities in which we operate and our wider stakeholders, we are using our influence to help people advance.

›	Refer to the “Social” section of this report for more information about our firm’s employees

›	Refer to the “Social” section of this report for more information about our philanthropic activities

Partnerships bring it together

The challenges our world faces cannot be solved by one organization alone. That is why we partner with other thought leaders and standard setters to unite around common goals that can drive change at a global scale.

›	Refer to the report’s Supplementary Information document for more about our partnerships and our approach to them

Delivering our sustainability commitments and strategy

We aim to continuously enhance our sustainability performance, both environmental and social. The way we do business is governed by the UBS Code of Conduct and Ethics, which sets out the principles and commitments that define our ethical standards. It outlines our commitment to creating a fairer, more prosperous society by addressing inequalities and championing a healthier environment. It also contains our commitment to fulfill our compliance obligations. We are committed to obeying the laws, rules and regulations of the areas where we live, work and do business.

›	Refer to ubs.com/code for the full UBS Code of Conduct and Ethics

2 McKinsey Global Institute, The power of parity: how advancing women’s equality can add USD 12 trillion to global growth, in UBS CIO GWM, Longer Term Investments: Diversity and Equality, 2021.

Our aspirational goals and progress

Our priorities	Our aspirational goals	Our progress in 2022

Planet, people, partnerships	USD 400 billion invested assets in sustainable investments by 2025.	Increased invested assets in sustainable investments to USD 268 billion (compared with USD 251 billion in 2021).

Planet

Decarbonization targets for 2030 for financing of the real estate, fossil fuels, power generation and cement sectors (from 2020 levels):

–   reduce emissions intensity of UBS’s residential real estate lending portfolio by 42%;

–   reduce emissions intensity of UBS’s commercial real estate lending portfolio by 44%;

–   reduce absolute financed emissions associated with UBS loans to fossil fuel companies by 71%;

–   reduce emissions intensity associated with UBS loans to power generation companies by 49%; and

–   reduce emissions intensity associated with UBS loans to cement companies by 15%.

Calculated progress against pathways for the real estate (commercial and residential), fossil fuel and power generation sectors:[3]

–   reduced emissions intensity of UBS’s residential real estate lending portfolio by 8% (end of 2021 vs 2020 baseline);

–   reduced emissions intensity of UBS’s commercial real estate lending portfolio by 7% (end of 2021 vs 2020 baseline);

–   reduced absolute financed emissions associated with UBS loans to fossil fuel companies by 42% (end of 2021 vs 2020 baseline); and

–   reduced emissions intensity associated with UBS loans to power generation companies by 12% (end of 2021 vs 2020 baseline).

Introduction of an additional decarbonization target for the cement sector, as well as an estimation of the overall financed emissions.

	Align 20% of AuM to be managed in line with net zero (Asset Management).[4] Achieve net-zero emissions across discretionary client portfolios by 2050 (Asset Management).[5]	Initiated analysis of revisions to fund documentation and investment management agreements to align with Asset Management’s net-zero- aligned frameworks.

	Achieve net-zero energy emissions resulting from our own operations (scopes 1 and 2) by 2025; cut energy consumption by 15% by 2025 (compared with 2020).	Reduced net GHG footprint for scope 1 and 2 emissions by 13% and energy consumption by 8% (compared with 2021); continued implementation of the replacement of fossil fuel heating systems and investing in credible carbon removal projects; achieved 99% renewable electricity coverage despite challenging market conditions.

Sustainability Report 2022 | Strategy	9

	Offset historical emissions back to the year 2000 by sourcing carbon offsets (by year-end 2021) and by offsetting credit delivery and full retirement in registry (by year-end 2025).	Continued to follow up on credit delivery and retirement of sourced portfolio.

	Engage with key vendors on aiming for net zero by 2035.	Identified “GHG key vendors” (vendors that collectively account for >50% of our estimated vendor GHG emissions) and invited the vendors that accounted for 67% of our annual vendor spend (including all GHG key vendors) to disclose their environmental performance through CDP’s Supply Chain Program, with 66% of the invited vendors completing their disclosures in the CDP platform.

People	30% global female representation at Director level and above by 2025.	Increased to 27.8% (2021: 26.7%) female representation at Director level and above.
	26% of US roles at Director level and above held by employees from ethnic minorities by 2025.	Increased to 20.4% (2021: 20.1%) ethnic minority representation at Director level and above in the US.
	26% of UK roles at Director level and above held by employees from ethnic minorities by 2025.	Increased to 23.0% (2021: 21.3%) ethnic minority representation at Director level and above in the UK.

Raise USD 1 billion in donations to our client philanthropy foundations and funds and reach 25 million beneficiaries by 2025 (cumulative for 2021–2025).

Achieved a UBS Optimus Foundation network donation volume of USD 274 million in 2022, totaling USD 436 million since 2021 (both figures include UBS matching contributions).

Reached 5.9 million beneficiaries.

	Support 1.5 million young people and adults to learn and develop skills through our community impact activities (2022–2025).	Reached 370,916 beneficiaries through strategic community impact activities.[6]

Partnerships	Establish UBS as a leading facilitator of discussion, debate and idea generation.

Co-organized, with the Institute of International Finance, the first Wolfsberg Forum for Sustainable Finance.

Joined a consortium that is pioneering methods of assessing and maximizing the GHG reduction potential of energy storage.

Co-founded Carbonplace, a technology platform for the voluntary carbon market that has the goal of creating a streamlined and transparent market for our clients.

Drive standards, research and development, and product development.

Co-led the Taskforce on Nature-related Financial Disclosures’ financial-sector-specific working group.

Collaboration with two Swiss companies that are pioneering innovative carbon removal technologies.

Joined the Partnership for Carbon Accounting Financials (PCAF).

3 Refer to the “Environment” section of this report for further information. The inherent one-year time lag between the as-of date of our lending exposure and the as-of date of emissions can be explained by two factors: corporates disclose their emissions in annual reporting only a few months after the end of a financial year; and specialized third-party data providers take up to nine months to collect disclosed data and make it available to data users. Consequently, the baselines for our net-zero ambitions are based on year-end 2020 lending exposure and 2019 emissions data. Our 2021 emissions actuals are based on year-end 2021 lending exposure and 2020 emissions data.    4 The 20% alignment goal amounted to USD 235 billion at the time of Asset Management’s commitment in 2021. By 2030, the weighted average carbon intensity of funds is to be 50% below the carbon intensity of the respective 2019 benchmark.    5 The near- and medium-term plans for the achievement of this goal include our Asset Management business division only.    6 Our Community Impact program has a strategic focus on education and the development of skills.

Cautionary note: We have developed methodologies we use to set our climate-related targets and identify climate-related risks and which underly the metrics that are disclosed in this report. Standard-setting organizations and regulators continue to provide new or revised guidance and standards, as well as new or enhanced regulatory requirements for climate disclosures. Our disclosed metrics are based upon data available to us, including estimates and approximations where actual or specific data is not available. We intend to update our disclosures to comply with new guidance and regulatory requirements as they become applicable to UBS. Such updates may result in revisions to our disclosed metrics, our methodologies and related disclosures, which may be substantial, as well as changes to the metrics we disclose.

Sustainability Report 2022 | Strategy	10

Our approach to sustainable finance

Supporting our clients

Sustainable finance is crucial when it comes to helping our clients achieve their diverse sustainability objectives. Through our product and service offering, we target four key objectives in serving our clients:

–	The power of choice: We want to give our investing clients the choice they need to meet their sustainability objectives.

–	A smooth transition: We aim to support our clients in their transition to a low-carbon economy, for instance, by offering innovative sustainable financing solutions.

–

Safely managing risks and identifying opportunities: We offer research and insights, together with analytics services. Combined with targeted advice, they are designed to help clients mitigate their risks and spot new opportunities.

–

Making sustainable finance an everyday topic: We want to make sustainability topics tangible throughout our interactions with clients. To help us do that, we provide support in the form of tools, platforms, and education.

Meeting diverse needs

There is no typical UBS client. Each one has varying needs, but they all expect outstanding advice and service, a wide range of choices, and an excellent client experience.

Our clients span ultra high and high net worth individuals, families and family offices worldwide, affluent clients in selected markets, Swiss personal banking clients, corporate and institutional clients, and sovereign institutions, central banks and supranational corporations.

Leveraging the deep expertise of our experienced teams, we work hard to service our clients’ diverse sustainable financing, investing and/or advisory needs in the best way possible. Our client interactions follow an established rationale that starts by building an understanding of the relevance of sustainability for their business and/or investment portfolio.

Ninety-five percent of surveyed billionaires believe that they should use their wealth or resources to help tackle our world’s environmental and societal problems – from climate change to biodiversity, health, education and inequality.

This key finding from the 2022 survey of UBS’s billionaire clients is one demonstration of the relevance of sustainability to our clients. We are here to help them make their ambitions a reality.

Sustainability Report 2022 | Strategy	11

Identifying sustainable finance opportunities

Our Sustainable Finance Group (the SFG) brings together UBS’s senior sustainable finance experts and business leads. In view of our firm’s diversified business model, it has been established as a cross-divisional group. Chaired by our Chief Sustainability Officer, the SFG helps to identify strategic sustainability themes for the development of innovative products and services. It plays an important role in furthering internal collaboration, synergies, and consistency. For example, it acts as a steering body for initiatives that help drive commercial activities and outcomes. It also helps develop firm-wide sustainable finance product guidelines and leads the analysis of important market and financial industry trends.

Sustainability Report 2022 | Strategy	12

Defining sustainable finance

It is important to set out how we define sustainable finance (SF) as, at present, there is no global, uniformly accepted definition. SF comprises any financial product or service (including both investing and financing solutions) that aims to explicitly align with and/or contribute to sustainability-related objectives, while targeting market-rate financial returns. Sustainability-related objectives may include but are not limited to the Sustainable Development Goals identified in the United Nations’ 2030 Agenda for Sustainable Development.

As an example, a sustainable investment product could invest in companies that demonstrate industry-leading sustainability practices for improved alignment to sustainability objectives.

This definition is also reflected in our Group SI framework, which specifically defines “sustainability focus” and “impact investing” products. Both categories reflect a defined and explicit sustainability intention of the underlying investment strategy. This intentionality differentiates them from “traditional” investment products, or those that consider ESG aspects but do not actively and explicitly pursue any specific sustainability objective, such as ESG integration- or exclusions-only approaches.

›	Refer to the report’s Supplementary Information document for more on ESG integration and exclusion

Challenges and opportunities

2022 was a challenging year for our clients, with volatile financial markets, significant geo-political events and rising inflation across many economies. Our comprehensive offering of research and advisory products played an important role in helping our clients better understand these complex developments, as well as the implications for their portfolios and businesses.

Against the backdrop of global challenges, financial markets contracted across asset classes during 2022. For investments, global open-ended fund and ETFs total net assets decreased by 19%1 in 2022. Despite this downturn, the long-term trajectory for sustainable investing remains one of growth, demonstrated by continuous quarterly inflows into sustainable investing products while “traditional,” non-SI products faced outflows throughout most of 2022.1 In line with these global market developments, at UBS we continued to increase SI assets under management (AuM) as a share of total AuM, reaching 6.8% by the end of 2022, up from 5.5% at the end of 2021.

Financing markets were equally impacted by the difficult macro environment, where overall bond market issuances dropped by 21%.2 This was reflected in the market for green, social, sustainability and sustainability-linked (GSSS) bonds, where global issuance dropped by 22%.2 Despite these headwinds, we continued to increase our activity in the GSSS bond markets in EMEA, where UBS-involved GSSS bond issuance increased by 8% year on year. We continued to maintain a dominant position in our fast-growing home market of Switzerland, securing leadership in the league table in the Swiss Franc market with a 44% market share.

›	Refer to the “Our environment” section of our Annual Report 2022 for more information on the key economic and geopolitical developments in 2022 and associated trends

1 Morningstar

2 Bloomberg

Sustainability Report 2022 | Strategy	13

2022 sustainable finance in numbers

Our sustainable investing (SI) assets under management (AuM) reached

268 USD billion

representing an increase of 6.5% year on year

We facilitated

77

green, social, sustainability, or sustainability-linked (GSSS) bond transactions globally

We retained

1st rank position in

our Switzerland home market, with 44% market share of Swiss franc denominated GSSS bond issuance

Our share of SI AuM of total AuM reached

6.8%

3rd

largest manager of open-ended funds and ETFs by SI AuM using Morningstar's classification[1]

Our SI AuM within Asset Management reached

178 USD billion

Our corporate engagements on climate topics achieved

67%

progress against preset objectives

We voted upon climate-related resolutions at

160

companies

10.1 USD billion

22.9 USD billion

Our Global Wealth Management clients could invest in

6

new private market impact vehicles aligned with the SDGs

Our Investment Bank organized

25

investor conferences featuring ESG content

We produced

201

research reports with *ESG icon*

Our SI share of assets under custody in Personal Banking reached

48%

70%

of net new investment products in Personal Banking were sustainable

1 © 2023 Morningstar. All rights reserved. The information contained herein: (1) is proprietary to Morningstar and / or its content providers; (2) may not be copied, adapted or distributed; (3) is not warranted to be accurate, complete or timely; and (4) do not constitute advice of any kind, whether investment, tax, legal or otherwise. User is solely responsible for ensuring that it complies with all laws, regulations and restrictions applicable to it. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information, except where such damages or losses cannot be limited or excluded by law in your jurisdiction. Past performance is no guarantee of future results.

Sustainability Report 2022 | Strategy	14

As of 31 December 2022, UBS’s SI AuM were USD 268 billion, compared with USD 251 billion at year-end 2021. This represents an increase of 6.5% year on year. SI AuM account for 6.8% of UBS’s total invested AuM at year-end 2022, compared with 5.5% at year-end 2021. Impact investing assets decreased to USD 21 billion from USD 29 billion, reflecting negative market performance and foreign currency effects, as well as methodology changes.

Sustainable investments

	For the year ended			% change from

USD billion, except where indicated	31.12.22	31.12.21	31.12.20	31.12.21

Sustainable investments[1]

Sustainability focus[2]	246.9	222.7	127.7	10.9

Impact investing[3]	20.7	28.5	13.1	(27.4)

Total sustainable investments[4,5]	267.6	251.2	140.8	6.5

SI proportion of total invested assets (%)	6.8	5.5	3.4

UBS total invested assets	3,957.2	4,596.2	4,187.2	(13.9)

1 We focus our sustainable investment reporting on those investment strategies exhibiting an explicit sustainability intention.    2 Strategies that have explicit sustainable intentions or objectives that drive the strategy. Underlying investments may contribute to positive sustainability outcomes through products / services / use of proceeds. Examples include Global Wealth Management’s discretionary Manage SI mandate solutions and Asset Management’s strategies such as its Global Sustainable Equities product.    3 Strategies that have explicit intentions of generating measurable, verifiable and positive sustainability outcomes. Impact generated is attributable to investor action and/or contributions. Examples include Global Wealth Management’s Oncology Impact funds and Asset Management’s UBS Engage for Impact or UBS Climate Action funds.    4 In 2022, UBS converted funds to the sustainability focus and impact investing categories, in line with corresponding changes to the funds’ underlying investment policies. The main impact was on sustainability focus and impact investing strategies in Asset Management of USD 33 billion. Further, we aligned the Global Wealth Management and Personal & Corporate Banking reporting of UBS funds and mandates products to the Asset Management categorization with an impact on sustainable investments of USD 20 billion.    5 In 2022, methodology changes related to the application of the Group SI Framework resulted in a decrease in invested assets of USD 10 billion across total sustainable investments.

Sustainable investing for our clients

In 2022, we made progress on a number of important investment product initiatives relevant to a broad spectrum of clients across our business areas. For example:

–

We made it easier for private clients to access sustainable investment products and services, suited to their individual preferences, e.g., through expanded access to our Advice SI and separately managed account (SMA) solutions, and new targeted sustainability and impact offerings. In line with EU regulations for clients in scope, UBS systematically captures clients’ preferences when it comes to SI.

–	We expanded the range of sustainability and impact funds in public and private markets and exchange-traded funds (ETFs) available to private, institutional, and corporate clients.

–	We continued to provide customized, tailored, and structured investment solutions for private and institutional investors.

Launching innovative sustainable investing products

Transition and impact are key focus areas for our clients and the financial industry in general. In response, we launched several dedicated investment strategies supporting the allocation of capital to thematic areas such as decarbonization or energy storage.

SI solutions for private clients – addressing individual preferences

–	Private market impact vehicles: We made available six private market funds providing investment opportunities aligned with the SDGs available to clients.

–

Personalized Sustainable Investing (PSI) SMAs: Launched by our Global Wealth Management business division in the US, managed by our Asset Management teams and powered by our Chief Investment Office (CIO), it addresses demand for customization by allowing clients to personalize specific strategies to align with their individual sustainability preferences.

–

Inclusive Investing: Launched by Global Wealth Management in the US, the offering aims to address investor preferences for strategies that support diversity, equity and inclusion and amplify the CIO longer-term investment theme on diversity and equality. Over time, the focus will be on enhancing capabilities and educating financial advisors and clients on the offering.

–

Sustainability-focused hedge fund: Our advisory clients can benefit from an expanding platform of alternative SI products. In 2022, we have onboarded a hedge fund aiming to invest in sustainability themes and short businesses facing potential disruption from sustainability-related trends.

Customization for institutional investing clients

–

Aon Transition and SDG fund: We joined forces with Aon in March 2022 to co-develop and launch the UBS Global Equity Climate Transition Fund. The Aon MasterTrust and Group Personal Pension Plan seeded the fund with more than GBP 700 million. This collaboration brings together our award-winning proprietary Climate Aware Framework and our global stewardship program to help companies such as Aon transition towards a lower-carbon future while also meeting their broader sustainability preferences.

Sustainability Report 2022 | Strategy	15

–

Innovation fund: We launched this fund in August 2022 to invest in leaders across four key areas: planet / climate, people / health, digitalization and additional diversifiers. We know these issues are continually evolving. Some of the sleeves provide exposure to important sustainability themes and high conviction strategies. One example is the UBS Healthy Living strategy, a mix of established companies with long-term experience in healthy living, and fast-growing market players.

–

Energy storage: Our Asset Management business division acquired five standalone, development-stage energy storage projects in Texas from Black Mountain Energy Storage (BMES). This acquisition forms part of the strategic expansion of Asset Management’s infrastructure business, providing clients with further sustainable investing opportunities in the alternatives space. It marks an important milestone following the establishment of the Energy Storage Infrastructure team in 2021. The projects will provide flexibility, responsiveness and dispatchability to the Electric Reliability Council of Texas (ERCOT) grid once it becomes operational in 2024. These capabilities make energy storage a critical component of grid reliability and a key technology for the energy transition, helping ERCOT and the Texas consumers it serves benefit from innovation and more economic sources of energy.

–

UK life sciences fund: We raised GBP 400 million in the first closing of a UK life sciences fund which aims to develop research and development and advanced manufacturing facilities for the sector in the UK. These facilities are required in order to facilitate the growth of life sciences and the advancement of novel healthcare products. They also create significant skilled employment opportunities for local economies and population.

–

Transition fund: We collaborated with Essex Pension Fund and Hymans Robertson to launch an investment fund specifically tailored to meet Essex Pension Fund’s objectives to invest in companies leading the transition to a low-carbon economy. In addition, the investment fund makes a positive social contribution by favoring companies that align with five of the SDGs.

Structured products and solutions for institutional and private clients

–	Carbon emissions: Our clients continued to allocate to solutions linked to the recently launched UBS CMCI (Constant Maturity Commodity Index) Emissions Index or carbon emissions futures directly.

–	Bespoke ESG portfolio: Bespoke investment methodology offerings with a custom ESG screening and a climate change focus.

–	Actively Managed Certificates: Portfolio certificates linked to a range of sustainability and climate investment themes actively managed by private banks.

Actively driving the sustainability transition in Asset Management

We believe active ownership has an important role to play in helping to drive the sustainability transition. So, we engage with companies, issuers and standard setters to help make a demonstrable contribution to portfolios and sustainability outcomes. Collaboration with like-minded investors, as well as our ongoing partnership with clients, are key to achieving impact on a global scale.

–

Climate opportunities: We joined the Energy Storage Solutions Consortium to pioneer methods of assessing and maximizing the greenhouse gas emissions benefits of stored energy usage. The goal is to create an open-source, third party-verified methodology to quantify the emissions benefits of certain energy storage projects and provide guidance on maximum emissions reduction benefits through stored energy.

–

Stewardship: In our voting at annual shareholder meetings we require, as of 2022, 30% gender diversity at board level for large cap companies in developed markets, including markets generally lagging in this regard, such as Japan. In addition, we withheld support for the election of board directors responsible for the nomination process at 441 Japanese companies (up from 204 in 2021), 49 Swiss (up from 25 in 2021), and 389 US companies (up from 32 in 2021) due to lack of gender diversity.

–

Thematic engagement: Through our dedicated program, we engaged with companies on climate change, for the fourth year running. During this time, we have raised our expectations for companies significantly, including enhanced disclosure of climate risks, and a greater focus on decarbonization ambitions and actions companies are taking towards a net-zero future. We continue to use collaborative engagement as a lever to scale our impact, in addition to our direct engagement, through our membership of Climate Action 100+. As of end of 2022, via Climate Action 100+, we co-led on five company engagements and participated in 20 company engagements.

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–

Social engagement programs: We launched our Social Thematic Engagement Program in 2022, focusing on three key themes: Human Rights, Human Capital, and Health (Nutrition and Medicine). These three themes were identified as key enablers for the social transformation towards inclusive growth and important contributors to the SDGs. As part of our program, we joined two collaborative engagement initiatives, the Investor Alliance for Human Rights, and Access to Nutrition. We also continued with our participation in Access to Medicines. In relation to our focus on nutrition, we became a member of the Investor Coalition on UK Food Policy and participated in the developments in the UK focusing on the introduction of mandatory reporting of nutrition and sustainability metrics for food sector companies above a certain size. During the year we successfully implemented our program. For example, on nutrition, we saw key outcomes with companies strengthening their nutrition strategy by improving practices, adopting policies, introducing targets to increase the healthiness of their portfolio and enhancing transparency.

›	Refer to the report’s Supplementary Information document for more on our partnerships

Leading by example

In 2022, our Group Treasury continued to invest its high-quality liquid assets (HQLA) portfolios under a dedicated Treasury ESG Investment Framework, which integrates ESG considerations in the investment process alongside more traditional economic and risk dimensions. It supports investments in ESG-labelled securities that have a direct link to sustainable projects. More holistically, it promotes investments in issuers with positive ESG characteristics and flags potential risks. At year-end 2022, Group Treasury held more than USD 6.7 billion of green, social and sustainability bonds in its HQLA portfolios, a growth of 97% year on year, in contrast to declining global ESG bond issuance in 2022.

Financing a sustainable future

We develop financing solutions to help our clients transition to a more sustainable future. These solutions can be on-balance sheet (e.g., green or sustainable loans and mortgages) or off-balance sheet (such as access to debt and equity capital markets), and also included transaction structuring.

Our Investment Bank facilitated USD 48 billion of GSSS bonds financing through 77 bond deals for our clients, with a market-leading share of the Swiss franc GSSS bond market. Among our most notable transactions during 2022 were a UK Debt Management Office (DMO) Green Gilt transaction, as well as an inaugural green bond issuance for New Zealand Debt Management. In addition, UBS was the sustainability structuring advisor for the Republic of Philippines’ inaugural sustainability bond. These were pivotal for financing part of the respective governments’ plans for tackling climate change and other environmental challenges. They also funded much-needed infrastructure investment and created green jobs.

In our Swiss home market, we have been developing new and innovative real estate financing solutions to support our clients in the transition to a low-carbon economy. Key examples include:

–

UBS Mortgage Energy for private clients:[1] We launched this offering to encourage clients to invest in more sustainable energy and heating systems, such as through replacing fossil fuel heating with a more sustainable alternative or by installing a photovoltaic system. In doing so, clients benefit from attractive interest rates and lower long-term energy costs.

–

UBS Loan Energy for energy-efficient investment properties:[1] Our clients benefit from attractive interest rates and comprehensive advice for their low-energy properties. In addition, they can discuss sustainability matters with a Switzerland-wide network of real estate experts.

›	Refer to the “Environment” section of this report to learn more about our climate roadmap

Driving the debate

In a year of fundamental change, our priority has continued to be providing our clients with timely and targeted ESG content, strategic insights and advice. Through these we also aim to raise awareness, distil inherent complexities and further the debate around key sustainability topics as they grow in importance in the collective consciousness of companies, clients and the broader public. We deliver our views and insights through a variety of channels, including our dedicated research and advisory services for corporate clients, institutions and private clients, as well as our specialist sales teams. In addition to focused ESG research, we also provide sustainability-related thought leadership and insights at industry conferences and through broader thematic publications.

1 In December of 2022, UBS adopted guidelines providing an internal global standard for all our products in the categories of sustainable lending, sustainable bonds and GHG emissions trading. During the course of 2023, UBS expects to (re-)assess all its products against these guidelines.

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ESG content and research

We address the question most frequently addressed to our sell side research team of how ESG factors connect to the markets, sectors and companies under coverage in a number of ways:

–

We flag ESG-relevant content with our ESG icon. In 2022, the number of reports carrying the icon rose by 50%. Our flagship ESG content is the ESG Radar series, developed in collaboration with sector analysts over years. By the end of 2022, UBS sector analysts had lead-authored a cumulative total of over 90 ESG Sector Radars. In July 2022, we launched the ESG Company Radar series (over 30 published by year end).

–	We explore debates of interest to our clients through thematic and cross-sectoral collaborations.

–	In 2022 we gained global depth through an expansion of the team, now present in London, New York, Hong Kong, Tokyo and Sydney.

–

Some of the research pieces which resonated most with institutional clients in 2022 included “Global Sustainability: Inflation Reduction Act,” “EU Sustainability Regulation: It’s Complicated,” “State of the Global Energy Transition 2022,” and “Future of Food: Have plant-based protein sales peaked?”.

Our CIO continues to provide guidance to private clients on incorporating sustainability into investments, particularly in a diversified portfolio context. Our research and investment views, together with a differentiated sustainable investing asset allocation, enable clients to gain exposure to diversified cross-asset portfolios using building blocks with explicit sustainability objectives. In 2022, CIO expanded its guidance to include hedge funds and structured products, which enabled Global Wealth Management to expand its sustainable investing offering. We also provided clients with timely guidance on implications for sustainability in the context of the Russia-Ukraine war, as well as other topics including “Sustainable Investing in an Energy Crisis” and the “Renaissance of Nuclear Energy.”

Social topics such as human capital and diversity and inclusion were another increased focus of CIO research. CIO also continued to provide actionable investment ideas to clients via its monthly Sustainable Investing Perspectives publication and podcast series, complementing its quarterly Sustainable InSIghts report series which provides regular updates on the state of the SI market, a running list of answers to frequently asked questions, and educational content on making sense of ESG data and scores.

ESG Advisory

Our Global ESG Advisory team in Global Banking provides strategic advisory and capital-raising services by specifically accounting for the structural shift in investor preferences towards ESG investment opportunities. To do so, we have been building the capabilities to assess a corporate’s sustainability profile and to link that profile to ESG investor demand. We expect this approach to underpin all Global Banking transactions over time.

In 2022, we developed tools to aid corporate clients in their ESG profiling, such as ESG key performance indicator (KPI) benchmarking analysis, ESG ratings interpretation and ESG valuation levers, amongst others. In addition, we implemented internal tracking systems for our senior bankers to record ESG-related client interactions. This tracking aims to capture the progress we are making with clients in integrating ESG considerations into all aspects of our services. These interactions can range from discussions around ESG regulatory developments to ESG–focused strategic opportunities in mergers & acquisitions (M&A).

Thought leadership

Our UBS Sustainability & Impact Institute (SII) has brought together a collective of sustainability thought leaders from across UBS to engage on current and future topics. Over 2022, the SII gathered their insights and published white papers, opening up key topics such as systems thinking and natural capital, and decarbonization for wider discussion.

Progressing with data, platforms and analytics

We regard the availability of good data, analytics and technology capabilities as essential enablers for getting us to a more sustainable future. They will equally help our clients make informed sustainability-related investing and financing decisions. Through various entities, we offer solutions such as portfolio analytics, ESG scoring and reporting or design and development of platforms providing innovative ways to access markets.

How we helped our clients in 2022

–

esg2go: We became a partner and member of the strategic committee of esg2go, which provides small- and medium-sized enterprises (SMEs) with detailed insights into their sustainability performance, based on ESG criteria. This takes the form of a sustainability rating score for the SME and an accompanying report which the SME can pass on to its stakeholders.

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–

UBS key4 banking app: We provide a digital banking offering, which includes a sustainable savings account alongside a conventional personal account. Furthermore, for every UBS key4 banking account opened, UBS offsets 100 kg of CO2 emissions with a donation to myclimate.

–

key4 by UBS Green Mortgage (for self-occupied real estate): Our key4 by UBS mortgage platform allows investors to offer preferential mortgage terms if clients can demonstrate, via a certificate (e.g., Minergie), that the property they wish to finance meets certain environmental standards. This offer is targeted at private clients.

–

key4 by UBS Energy Check: In collaboration with experts from pom+, a real estate consulting company with proven expertise in sustainable properties, key4 by UBS is offering a free energy check to determine the potential energy and cost savings of an investment property. Interested prospects or customers can use the tool to receive a concrete plan of action. A key4 client advisor will then discuss the results with them.

–

UBS Sustainability Analytics: We support our Asset Servicing clients with this enhanced online tool to actively monitor, manage and improve the sustainability profile of their investment portfolios. The analysis provides insights on sustainability ratings, business activity checks and carbon emissions, and helps to reduce the carbon footprint of their portfolios and align it to their chosen climate glidepath.

–

Carbonplace: We co-founded Carbonplace, a technology platform for the voluntary carbon market that has the goal of creating a streamlined and transparent market for our clients. We have been working collaboratively to help deliver on this initiative and launched two pilot transactions in 2022.

›	Refer to the report’s Supplementary Information document for a list of our key sustainable products

›	Refer to the “Social” section of this report to learn more about our client philanthropy and social impact products and services

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Governance

Our sustainability governance

Board of Directors and Group Executive Board

Our firm’s sustainability and corporate culture activities are grounded in our Principles and Behaviors and overseen at the highest level of the organization. These principles are laid down in our Code of Conduct and Ethics.

Our Board of Directors has ultimate responsibility for the strategy and the success of the Group and for delivering sustainable shareholder value. It oversees the overall direction, supervision and control of the Group and its management. It also supervises compliance with applicable laws, rules and regulations.

Five committees support the Board of Directors of UBS Group AG (the BoD) in fulfilling its duty through the respective responsibilities and authority given to them. All BoD committees have specific responsibilities pertaining to environmental, social and governance (ESG) matters, e.g., the Compensation Committee is responsible for ESG-related compensation topics, the Risk Committee supervises the integration of ESG in risk management, the Governance and Nominating Committee supports the Board in establishing best practices in corporate governance and the Audit Committee has oversight of the control framework underpinning ESG metrics.

Our BoD’s Corporate Culture and Responsibility Committee (the CCRC) is the body primarily responsible for corporate culture, responsibility and sustainability.

The CCRC oversees our Group-wide sustainability and impact strategy and key activities across environmental and social topics, including climate, nature and human rights. Annually, it considers and approves our firm’s sustainability and impact objectives.

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Our Group Executive Board (the GEB) develops the strategy for the Group. It is responsible for managing our assets and liabilities in line with the Group’s strategy, regulatory commitments and the interests of our stakeholders. As determined by the BoD’s Risk Committee, the GEB manages the risk profile of the Group as a whole. It has overall responsibility for establishing and implementing risk management and control in our firm. The responsibility for setting the sustainability and impact strategy and developing Group-wide sustainability and impact objectives, in agreement with fellow GEB members, has been delegated to the GEB Lead for Sustainability and Impact by the Group chief executive officer (the Group CEO). Progress against strategy and the associated targets are reviewed at least once a year by the GEB and the CCRC.

Our GEB Lead for Sustainability and Impact manages the Group Sustainability and Impact (GSI) organization and, together with our Chief Sustainability Officer (the CSO), co-chairs the Sustainability and Climate Task Force (the SCTF). Both our GEB Lead for Sustainability and Impact and our CSO are also permanent guests of the CCRC.

Group Sustainability and Impact

GSI consists of the Chief Sustainability Office and the Social Impact Office, headed by the CSO and Head Social Impact, respectively. The CSO is responsible for driving the implementation of the Group-wide sustainability and impact strategy, including reporting on our progress toward net zero (and the execution thereof by our business divisions and Group Functions).

The Head Social Impact is responsible for driving and implementing the Social Impact strategy, including Community Impact, Philanthropy Services and UBS Global Visionaries. Reporting to the Head Social Impact, the regional Heads of Social Impact and Philanthropy are responsible for extending the reach of and maximizing the impact of our social impact activities locally, nationally and globally. In addition, they have responsibility for all our programs’ operations and risk management, client engagement, and employee volunteering.

Progress made in implementing Group-wide sustainability and impact objectives is reported as part of UBS’s annual reporting. This reporting is reviewed and assured externally according to the requirements of the Sustainability Reporting Standards of the Global Reporting Initiative (the GRI Standards). UBS is certified according to ISO 14001.

›	Refer to the “Appendix 2 – Governance” section of this report for additional information on our sustainability governance

The Sustainability and Climate Task Force

The Sustainability and Climate Task Force (the SCTF) is the authority for divisional and functional sustainability and climate governance, as well as the Group’s sustainability and climate governance. The SCTF’s role includes the approval of the actions required to achieve our firm’s climate strategy, monitoring progress against that strategy and providing assurances to the GEB that UBS manages climate risk and opportunities in a proper manner.

Firm-wide sustainability groups

The Sustainable Finance Group

The Sustainable Finance Group (the SFG) is chaired by the CSO and supports the implementation of the sustainability and impact strategy as it relates to sustainable finance across the firm.

›	Refer to the “Our approach to sustainable finance” section above for a more detailed description of the SFG

The Sustainability Advisory Group

The Sustainability Advisory Group (the SAG) is chaired by the CSO and is organized by the SAG’s convener, who has a reporting line to the CSO. It provides a mechanism for disseminating and cascading relevant information regarding Group-wide sustainability and impact efforts into UBS’s various control and aligned functions.

Governance of key areas

Sustainability and climate risk

Our management of sustainability and climate risk (SCR) is steered at the GEB level. Reporting to the Group CEO, the Group Chief Risk Officer is responsible for the development and implementation of control principles and an appropriate independent control framework for SCR within UBS, together with its integration into the firm’s overall risk management and risk appetite frameworks. Our SCR Policy Framework is applied Group-wide to relevant activities, including client and supplier relationships.

›	Refer to the “Appendix 2 – Governance” section of this report for more details about our SCR Policy Framework

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The Sustainability Chief Financial Officer

Our Sustainability Chief Financial Officer (SCFO) supports the new and expanding requirements that are being driven by our global sustainability agenda. With reporting lines both to the Group Chief Financial Officer (GCFO) and to the GEB lead for Sustainability and Impact, the SCFO works closely with the Group Controller and Chief Accounting Officer’s team and is the primary lead on sustainability topics for the GCFO. The SCFO ensures that sustainability considerations are embedded into our financial decision-making processes, supports the expanding external sustainability disclosures arising from both new regulatory requirements and voluntary commitments made by our firm, and ensures the continued development of the financial control environment that underpins our disclosures.

The Net-Zero Program

The Net-Zero Program (the NZP) coordinates implementation of the commitments set out in our “Net Zero and Beyond” statement, with a specific focus on reducing emissions related to our financing activities. The NZP reports into the SCTF and includes members from various Group functions and those teams that support our clients with financing.

The Investor Protection Program

The Investor Protection Program coordinates the implementation of several sustainability-related regulations of the European Union, the European Economic Area, the UK, Switzerland, Singapore, the Hong Kong SAR and the US, as well as related parts around UBS’s own commitments, in the context of client investments. The regulations are designed to provide clients with transparency and comparability of sustainable investment products, helping them align investments with their sustainability objectives. They require the integration of ESG metrics into our investment portfolio and risk management processes, as well as reporting to clients and regulators.

In-house environmental management

Our in-house environmental management is steered by the Chief Digital and Information Office (the CDIO). Reporting to the Group CEO, the CDIO is responsible for driving the reduction of the environmental impact from our offices, our technology and our supply chain. The CDIO implements the sustainability and impact strategy within UBS’s operations by ensuring local legal compliance, monitoring and measuring of environmental and energy performance, and continuous improvement according to ISO 14001, the international environmental management standard, and ISO 50001 (Region EMEA).

Other key topics

Nature

Our approach to nature is overseen by the BoD, in particular by the CCRC, as part of its responsibility for sustainability topics. In 2022, the CCRC received its first dedicated update on nature and biodiversity, including the progress of the Taskforce on Nature-related Financial Disclosures (the TNFD) and UBS’s own activities relating to the TNFD. We expect these updates to continue annually.

The GEB is responsible for driving our nature-related efforts, as part of its sustainability and impact activities. GSI then coordinates these efforts and provides periodic updates to the GEB through GSI strategy management reports. The business divisions and Group Functions ensure the implementation of UBS’s nature-related strategy and risk management frameworks.

Human rights

As set out in our Human Rights Statement, the governance set out above also applies to our commitment to respect internationally recognized human rights across our firm globally.

›	Refer to ubs.com/gri for the UBS Human Rights Statement

Financial crime prevention

The GEB oversees our efforts to combat money laundering, corruption and terrorist financing. A dedicated financial crime team of anti-money laundering compliance experts leads these efforts.

›	Refer to the “Appendix 2 – Governance” section of this report for more details on financial crime prevention

Diversity, Equity & Inclusion

The GEB also oversees our approach to diversity, equity and inclusion (DE&I). Our global head of DE&I drives a Group-wide strategy, complemented by divisional and regional initiatives.

›	Refer to the “Social” section of this report for more information on DE&I

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Environment

Taking action on a net-zero future

We recognize the vital importance of taking action to support the transition to a low-carbon economy. By 2050, we are aiming to achieve net-zero greenhouse gas (GHG) emissions for scopes 1, 2 and 3 across our business, in line with fiduciary duties. Our climate roadmap sets out how we aim to get there. It comprises three key aspects:

–	net zero to reduce our direct climate impact;

–	net zero to support the transition of our financing clients; and

–	net zero to support the transition of the assets of our investing clients.

We are committed to standing with our clients to help them achieve their net-zero goals and to support the work governments around the world are doing to move the real economy to align with the Paris Agreement 1.5°C commitment. In Switzerland, where our firm has its headquarters, we look forward to partnering with regulators to identify appropriate goals for financial institutions under the country’s CO2-Act.

Direct climate impact: In 2022, we reduced our scope 1 and 2 emissions by 13%. We also identified “GHG key vendors,” that collectively account for more than 50% of our estimated vendor GHG emissions. We invited the vendors that accounted for 67% of our annual vendor spend to disclose their environmental performance through CDP’s Supply Chain Program. 66% of those invited completed these disclosures.

Financing activities: We have established interim goals aligned with this objective for real estate lending across all of our business divisions and for other financing activities in our Investment Bank and our Personal & Corporate Banking. In 2022, we defined cement as a further net-zero target sector and added it to the scope of our roadmap for the Investment Bank and Personal & Corporate Banking. We also undertook further assessment of the overall emissions associated with UBS’s corporate lending and real estate mortgages. We intend to set additional goals for financing activities across all of our business divisions as appropriate data and methodologies are developed.

Investing: In 2022, our Asset Management business division made progress across the foundational pillars required to deliver its target of aligning 20% of total assets under management (AuM) to be managed in line with net zero by 2030.1 This included enhanced data sourcing and governance, developing asset-class-specific net-zero-aligned frameworks, and extending our long-standing climate engagement program. In 2023, Asset Management intends to implement revisions to fund documentation and investment management agreements to align with these updated frameworks. Our Global Wealth Management business division will develop plans to expand its solutions offering to enable clients to achieve their net zero objectives. In 2022, Global Wealth Management continued to leverage its knowledge and industry partnerships to explore and develop carbon-focused offerings.

›	Refer to the “Appendix 3 – Environment” section of this report for our climate-related methodologies

›

Refer to “Our transition plan” in the “Appendix 3 – Environment” section of this report for a high-level overview of our activities to support our own transition and that of our counterparties in the real economy

1 The 20% alignment goal amounted to USD 235 billion at the time of Asset Management’s commitment in 2021. By 2030, the weighted average carbon intensity of funds is to be 50% below the carbon intensity of the respective 2019 benchmark.

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Our climate roadmap

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Key climate- and nature-related achievements

Key thematic areas	Progress in 2022

Governance and strategy	–	Established the Sustainability and Climate Task Force to steer our firm’s efforts on climate.
	–	Established the Nature Working Group to explore and advance on our firm’s nature agenda.
	–	Oversaw climate and nature strategy and activities at the highest level of our firm.
	–	Continued assignment of environmental, social and governance (ESG-)related goals for all GEB members.
	–	Formulated the UBS transition plan to support our own transition and that of our counterparties.

Risk management	–	Further advanced our transition risk and physical risk heatmap methodologies to inform our climate risk management.
	–	Engaged with 141 companies on climate.
	–	Voted upon climate-related resolutions at 160 companies.
	–	Enhanced the UBS climate materiality assessment that maps out material climate-related risks and opportunities.

Metrics and targets	–	Set net-zero target for 2030 for lending to the cement sector.
	–	Made progress on the net-zero targets set in 2021 for lending to the fossil fuels, power generation and real estate sectors.
	–	Reduced net GHG footprint for scope 1 and 2 emissions by 13%.

External recognition	–	Awarded top ratings and rankings by industry experts:
	–	CDP: Climate A List;
	–	S&P Global’s Dow Jones Sustainability Index: 99% percentile ranking in the environmental dimension;
	–	GARP: providing leading practice in climate risk management.

Our climate-related metrics

Evolving our climate-related metrics

We have developed methodologies, which we use to set our climate-related targets and identify climate-related risks. These methodologies underly the metrics that are disclosed in this report. Standard-setting organizations and regulators continue to provide new or revised guidance and standards, as well as new or enhanced regulatory requirements for climate disclosures. Our disclosed metrics are based upon data available to us, including estimates and approximations where actual or specific data is not available. We intend to update our disclosures to comply with new guidance and regulatory requirements as they become applicable to UBS. Such updates may result in revisions to our disclosed metrics, our methodologies and related disclosures, which may be substantial, as well as changes to the metrics we disclose.

Our climate targets and ambitions are high level goals that have been set based on the methodologies, data and assumptions that we currently use. Changes to these methodologies, data and assumptions may affect our progress toward intermediate targets and ambitions and the achievability of net zero and other climate goals. Our 2050 net-zero targets, and related ambitions for scope 3 emissions, have a critical dependency on overall progress across all sectors and countries towards net-zero carbon emissions which requires substantial governmental action across many jurisdictions. In the absence of such progress, our goals with respect to scope 3 emissions will not be achievable.

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Climate-related metrics 2022

	For the year ended			% change from

	31.12.22	31.12.21	31.12.20	31.12.21

Risk management

Carbon-related assets (USD billion)[1,2]	33.8	36.5	37.1	(7.4)

of which: UBS AG	8.9	10.1	11.0	(11.9)

of which: UBS Switzerland AG	24.6	26.0	25.4	(5.4)

of which: UBS ESE	0.3	0.3	0.6	0.0

Proportion of total customer lending exposure, gross (%)	7.5	8.0	8.6

Total exposure to climate-sensitive sectors, transition risk (USD billion)2, [3,4]	24.9	27.3	27.1	(8.8)

of which: UBS AG	5.4	6.7	7.5	(19.4)

of which: UBS Switzerland AG	19.3	20.4	19.2	(5.4)

of which: UBS ESE	0.1	0.2	0.4	(50.0)

Proportion of total customer lending exposure, gross (%)	5.5	5.9	6.2

Total exposure to climate-sensitive sectors, physical risk (USD billion)2, [3,4]	30.0	31.9	35.0	(6.0)

of which: UBS AG	11.6	13.3	18.3	(12.8)

of which: UBS Switzerland AG	17.7	18.2	16.2	(2.7)

of which: UBS ESE	0.3	0.3	0.3	0.0

Proportion of total customer lending exposure, gross (%)	6.7	7.0	8.0

Total exposure to nature-related risks (USD billion)[2,5]	44.0	42.9	42.8	2.6

Proportion of total customer lending exposure, gross (%)	9.8	9.3	9.8

Opportunities

Number of green, sustainability, and sustainability-linked bond deals[6]	69	98	29	(29.6)

Total deal value of green, sustainability, and sustainability-linked bond deals (USD billion)[6]	42.4	63.3	19.3

UBS-apportioned deal value of above (USD billion)	8.8	13.2	5.7

Portfolio emissions[7]

Weighted average carbon intensity – active equity assets (in metric tons CO2e per USD million of revenue)	130.4	109.8

% AuM weighted average carbon intensity below benchmark (active equity)	75.7	0.6

Weighted average carbon intensity – active fixed income assets (in metric tons CO2e per USD million of revenue)	145.3	198.0

%AuM weighted average carbon intensity below benchmark (active fixed income)	63.5	0.8

Weighted average carbon intensity – indexed equity assets (in metric tons CO2e per USD million of revenue)	128.3	128.9

Weighted average carbon intensity – indexed fixed income assets (in metric tons CO2e per USD million of revenue)	139.8	169.8

Weighted average carbon intensity – Direct Real Estate (in metric tons CO2e per square meter)[8]	34.6

Stewardship – Voting

Number of climate-related resolutions voted upon[9]	160	89	50	79.8

Proportion of supported climate-related resolutions (%)	71.2	78.6	88.0

Own operations (reporting period: July to June)

Net GHG footprint (1,000 metric tons CO2e)[10]	25	30	75	(15.4)

Change from baseline 2004 (%)	(93.0)	(92.0)	(79.0)

Share of renewable electricity (%)	99	100	85

	For the year ended			% change from

	31.12.22	31.12.21	31.12.20	31.12.20

Net-zero lending metrics [11]

Residential real estate (scopes 1 and 2 kg CO2e/m2)[12]	n/a	27	30	(8)

Commercial real estate (scopes 1 and 2 kg CO2e/m2)[12]	n/a	30	32	(7)

Fossil fuels (scopes 1, 2 and 3 t CO2e, baseline 2020 indexed as 100)[12]	n/a	58	100	(42)

Power generation (scopes 1, 2 and 3 kg CO2e/MWh)[12]	n/a	210	238	(12)

Cement (scopes 1 and 2 t CO2e/t of cementitious)[12]	n/a	0.61	0.62	(2)

Financed emissions – Estimated total for non-financial corporates and real estate mortgages (mt CO2e)[13]	n/a	3.6	3.8	(6)

1 As defined by the Task Force on Climate-related Financial Disclosures (the TCFD), in its expanded definition published in 2021, UBS defines carbon-related assets through industry-identifying attributes of the firm’s banking book. UBS further includes the four non-financial sectors addressed by the TCFD, including, but not limited to, fossil fuel extraction, carbon-based power generation, transportation (air, sea, rail, and auto manufacture), metals production and mining, manufacturing industries, real estate development, chemicals, petrochemicals, and pharmaceuticals, building and construction materials and activities, forestry, agriculture, fishing, food and beverage production, as well as including trading companies that may trade any of the above (e.g., oil trading or agricultural commodity trading companies). This metric is agnostic of risk rating, and therefore may include exposures of companies that may be already transitioning or adapting their business models to climate risks, unlike UBS climate-sensitive sectors methodology, which takes a risk-based approach to defining material exposure to climate impacts.    2 Methodologies for assessing climate- and nature-related risks are emerging and may change over time. As the methodologies, tools, and data availability improve, we will further develop our risk identification and measurement approaches, including further and updated geospatial analysis of properties securing financing with UBS (real estate) and better understanding how private lending (e.g., Lombard) activities may result in direct financial impacts for UBS. Lombard lending rating is assigned based on the average riskiness of loans.    3 Consists of total loans and advances to customers and guarantees, as well as irrevocable loan commitments (within the scope of expected credit loss), and is based on consolidated and standalone IFRS numbers. Metrics are calculated and restated based on 2022 methodology, across three years of reporting, 2020–2022.    4 Climate- and nature-related risks are scored between 0 and 1, based upon sustainability and climate risk transmission channels, as outlined in Appendix 3. Risk ratings represent a range of scores across five risk-rating categories: low, moderately low, moderate, moderately high, and high. The climate- or nature-sensitive exposure metrics are determined based upon the top three out of five rated categories: moderate to high.    5 Nature-related risk metric is provided as a proof-of-concept, as part of an ongoing collaboration between UBS and UNEP-FI. UBS continues to collaborate to resolve methodological and data challenges, and seeks to integrate both impacts to and dependency on a changing natural and climatic environment, in how it evaluates risks and opportunities.    6 Such as, but not limited to, Investment Bank Global Banking bonds issued under the voluntary ICMA Green Bond Principles, Sustainability Bond Principles, and Sustainability-Linked Bond Principles. The principles include a recommendation that the issuer appoints an external review provider to undertake an independent external review (e.g., second-party opinion). This is consistent with market practice.    7 Numbers related to portfolio carbon intensity and comparison to benchmarks apply to our Asset Management business only. Carbon intensity is based on data for scope 1 and 2 greenhouse gas (GHG) emissions of investee companies which is provided by a third data provider. Carbon intensity of an asset class is the aggregate of the carbon intensity of individual portfolios weighted by portfolio size. Carbon intensity of a benchmark is the weighted average carbon intensities of the benchmark constituents. Time series calculation of asset class carbon intensity metrics commenced in 2021. Carbon intensity of an asset class is the aggregate of the carbon intensity of individual portfolios meeting requirements for data coverage and weighted by portfolio size.    8 Data is collected from direct real estate assets for funds and mandates that participate in the Global Real Estate Sustainability Benchmark. The numbers used represent either reported data grossed up to 100% (where coverage, ownership days or occupancy is less than 100%) or a benchmark as a proxy where coverage, ownership days or occupancy is less than 50%.    9 This excludes proposals related to Japanese companies that included changes to the companies’ articles of association. The 2022 and 2021 numbers include shareholder and management proposals, the 2020 number shareholder proposals only. This reflects the increasingly common market practice of climate-related proposals being presented by management.    10 Net GHG footprint equals gross GHG emissions minus GHG reductions from renewable electricity and CO2e offsets (gross GHG emissions include: direct GHG emissions by UBS; indirect GHG emissions associated with the generation of imported / purchased electricity (grid average emission factor), heat or steam; and other indirect GHG emissions associated with business travel, paper consumption and waste disposal). A breakdown of our GHG emissions (scopes 1, 2 and 3) is provided in Appendix 3 to this report.    11 See this section (“Net zero to support the transition of our financing clients“) for further information on scope and methodologies used to estimate these metrics.    12 Based on gross exposure, which includes total loans and advances to customers and guarantees as well as irrevocable loan commitments (within the scope of expected credit loss). Exclusions from scope of analysis primarily comprise Lombard, Financial Services, Commodity Trade Finance, Credit Card and other exposure to private individuals. Refer to the Appendix 3 for parts of the value chain within sectors covered by metrics and targets.    13 Based on outstanding exposure which includes total loans and advances to customers (within the scope of expected credit loss). Exclusions from scope of analysis primarily comprise Lombard, Financial Services, Commodity Trade Finance, Credit Card and other exposures to private individuals.

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Our approach to nature

We manage risks and opportunities related to natural capital and biodiversity across our activities, in line with our commitment to mobilize capital toward the achievement of the SDGs and our participation in the Taskforce on Nature-related Financial Disclosures (TNFD).

›

Refer to “Managing sustainability and climate risks” below and “Our approach to nature” in the “Appendix 3 – Environment” section of this report for more information about our management of nature-related risks and opportunities

We recognize the challenges of transitioning toward a society that can meet both human needs while living within the constraints of natural resources, with the objective of also generating net positive outcomes for our natural environment. These challenges are reflected in stark numbers: for example, the World Economic Forum (WEF) estimates that about USD 44 trillion worth of economic value depends on the natural world in some way while a recent UNEP report states that flows to nature-based solutions are currently USD 154 billion per year, less than half of the USD 384 billion needed by 2025. An assessment by Moody’s Investors Service puts almost USD 1.9 trillion at risk across nine sectors due to loss of biodiversity. The challenges also find expression in opportunities, with, e.g., the Paulson Institute valuing the market for biodiversity investments at a potential USD 93 billion by 2030 (up from some USD 4 billion in 2019).2 We look forward to the setting of global policy objectives and goals through the Convention on Biological Diversity. Public policy has played and will continue to play a critical role in steering and incentivizing markets that will drive the transition to a sustainable economy.

›	Refer to our Climate and Nature Report 2022, available at ubs.com/gri

2 Source : Bloomberg and UN environmental program.

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Our climate strategy

Our climate strategy covers two main areas: managing climate-related financial risks and taking action on a net-zero future. Underpinning these two main areas are four strategic pillars:

1. Protecting our clients’ assets

As a global financial institution, it is our responsibility to help clients navigate through the challenges of the transition to a low-carbon economy. We help our clients assess, manage and protect their assets from climate-related risks by offering innovative products and services in investment, financing and research.

We work collaboratively across our industry and with our clients, ensuring they have access to best practice, robust science-based approaches, standardized methodologies and quality data for measuring and mitigating climate risks. Our activities include engaging on climate topics with the companies we invest in. For example, our Asset Management business division has implemented an engagement program with companies from the following sectors: oil and gas, electricity and other utilities, metals and mining, construction materials, chemicals, and automotive. During 2022, we also voted upon climate-related resolutions at 160 companies.

As part of our commitment to implementing the recommendations of the Task Force on Climate-related Financial Disclosures (the TCFD), we also strive to integrate these recommendations into our decision-making and processes pertaining to services, strategies or products offered or employed by third parties, including delegates.

2. Protecting our own assets

We seek to protect our assets by limiting our risk appetite for carbon-related assets. We use scenario-based stress testing approaches and other forward-looking portfolio analyses to estimate our vulnerability to climate-related risks. As of 31 December 2022, we had reduced our lending exposure to carbon-related assets to 7.5% (USD 33.8 billion) of our total customer lending exposure. This is down from 8.0% at the end of 2021 and 8.6% at the end of 2020.

Carbon-related assets are defined as significant concentrations of credit exposure to assets tied to the four non-financial groups as defined by the TCFD (using the Global Industry Classification Standard, the GICS). These four groups are (i) energy; (ii) transportation; (iii) materials and buildings; and (iv) agriculture, food and forest products. Recognizing that the term carbon-related assets is currently not well defined, the TCFD encourages banks to use a consistent definition to support comparability. We continue to collaborate with the industry to drive further consistency.

3. Reducing our climate impact

We are committed to achieving net-zero emissions in our own operations (scopes 1 and 2) by 2025. We will do this by replacing fossil fuel heating systems, while striving 100% renewable electricity coverage and investing in credible carbon removal projects (including negative emissions technology). We are compensating for our historical scope 1 and 2 emissions back to the year 2000 and have sourced credible and clear carbon offsets and investments in nature-based solutions. Furthermore, we are currently working to understand and quantify the scope 3 emissions in our supply chain. We are engaging with our key vendors about targeting net zero by 2035.

4. Mobilizing capital

We mobilize private and institutional capital through investments that help the world mitigate and adapt to climate change.

We were the first major global financial institution to make sustainable investments the preferred solution for our private clients wishing to invest globally. We also support our goal of mobilizing capital as a lender and as an arranger, underwriter and/or structurer of securities. For corporate clients, we support the issuance of green, social, sustainability and sustainability-linked bonds, as well as the raising of capital in international capital markets, in line with recognized market guidelines, such as the ICMA Green Bond Principles and, in relation to green and sustainable loans, the Loan Market Association (LMA) Green Loan Principles and the LMA Sustainability-linked Loan Principles.

Detailed data accounting of our financed emissions helps us identify climate-related opportunities requiring capital, and improve and tailor our sustainable product range for clients. Additionally, such insights help UBS, our partners and our clients in a number of ways. For instance, they reduce the risk of stranded assets.

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Supporting the net-zero goals of our financing clients

Conscious of the potential adverse financial, liability and reputational risks that can arise from sustainability and climate risks, in 2021 we published our ambition to align our financing portfolio with the objectives of the Paris Agreement. In our analysis, we prioritized sectors that have the highest carbon impact, as per the guidelines of the Net-Zero Banking Alliance (the NZBA), and also applied additional considerations in our prioritization. These include the materiality of the sectors in terms of financial exposure and the availability of data and applicable methodologies in order to estimate baselines and develop pathways toward the goal of net zero. We then set targets for residential and commercial real estate, fossil fuels, and power generation and disclosed these in our Sustainability Report 2021. In 2022, we added a target for cement and also performed additional analysis to establish transparency around the contribution that each sector in our portfolio makes to the total financed emissions associated with our lending portfolio.

The exposure of our lending portfolio to the most carbon-intensive sectors is low relative to that of our peers.1 In addition, the bulk of the exposure in several of these sectors is to parts of the value chain that are not currently in the focus of net-zero target-setting standards. In this way, we mitigate risks while supporting clients preparing for a low-carbon future. We will continue to manage and monitor our climate-related risks and our lending activities and aim to orient our new and existing business efforts toward net zero by 2050. We aim to do this by further strengthening our operating model and increasing our efforts in the field of transition and green finance. We also expect new technologies to emerge, along with policies and actions from governments, which will support the real economy in limiting warming to 1.5°C. We regard such developments as dependencies for us to contribute to meeting the goals of the Paris Agreement.

For financial market participants, net-zero alignment means drawing links between financing activities, clients’ carbon emissions and the goals of the Paris Agreement. Our approach has been built upon the guidance of global standard setters such as the NZBA, the Partnership for Carbon Accounting Financials (the PCAF) and the Paris Agreement Capital Transition Assessment (PACTA).

1 Based on an internal analysis using data supplied by the European Banking Authority.

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›	Refer to the “Appendix 3 – Environment” section of this report for further information about each of these five steps

The values shown for our targets take into account the full lending commitments, i.e., outstanding loans and undrawn irrevocable commitments. This offers a more reliable way of steering our credit portfolio toward net-zero ambitions compared to one which is based solely on outstanding exposures. In line with the PCAF guidelines, we also provide data on the emissions associated with outstanding exposures only.

›	Refer to the “Appendix 3 – Environment” section of this report for data on the emissions associated with outstanding exposures

We have calculated the emissions for each sector considering the respective lending portfolio as of 31 December 2020 and are also showing emissions for the portfolio as of 31 December 2021, as a first annual update. The emissions calculations generally use company data from our clients from one year prior, i.e., where available, 2020 emissions of our borrowers are used to calculate our reported emissions for our lending portfolio as of the end of 2021. As market practices evolve, industry or sector pathways are updated and more detailed client information becomes available, we will continue to refine our approach.

We provide updates on the sectors for which we had disclosed targets in our reporting for 2021, and an overview of our target for cement, which was set in 2022, below.

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Residential real estate

UBS remains committed to reducing the emissions intensity (measured in kilograms of CO2e per m2) for our residential real estate portfolio by 42% by 2030 (compared with 2020 levels).

Our residential real estate portfolio includes mortgages for owner-occupied properties and properties rented out on a non-commercial scale. The trajectory shown covers mortgages in three countries: Switzerland, the UK and the US. Together they represent 99% of UBS’s 2022 residential mortgage loans, with Switzerland accounting for the largest share. Scope 1 and 2 emissions (for example, direct emissions from buildings and indirect emissions of purchased energy) are included, while other emissions in the value chain, such as those related to original construction, are not.

Given client demand, we are expanding our mortgage offering to include new products and services for homeowners seeking to retrofit their properties and make them more energy efficient. For example, in 2022 we launched UBS Mortgage Energy in the Swiss market.1

›	Refer to the “Strategy” section of this report for more information about sustainable finance products and services

Our proposed targets can, however, only be achieved if governments also support the decarbonization of real estate, for example by incentivizing improved property efficiency and the use of non-fossil fuel heating systems. It is partly because of this dependency that our emissions trajectory is at present above the International Energy Agency (the IEA) Net Zero by 2050 roadmap. We will consider readjusting our reduction pathway to align with new data or developments as they become available.

Currently, different governments are acting at different speeds on decarbonization. This affects the rate at which overall emissions will fall. The reduction in emissions recorded in 2021 is largely attributable to improvements made to the energy efficiency of properties in Switzerland.

UBS hopes to contribute to this reduction by enhancing our mortgage offering, for example by offering products for financing energy-efficient properties, as well as establishing partnerships with real estate specialists outside the financial industry to help our clients with their renovations.

1 In December of 2022, UBS adopted guidelines providing an internal global standard for all our products in the categories of sustainable lending, sustainable bonds and GHG emissions trading. During the course of 2023, UBS expects to (re-)assess all its products against these guidelines.

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In parallel, during 2022 the majority of UBS’s mortgage client advisors in Switzerland were trained to raise awareness of the advantages and possibilities of refurbishment.

In jurisdictions where energy ratings for residential housing are widely available, further emissions reductions measures can be considered. For example, differentiated mortgage offerings can be offered based on a property’s energy efficiency. We provide this option in the UK, where new mortgages or renewals are now contingent either on a governmental Energy Performance Certificate of A–E (on a scale of A–G) or evidence of plans to attain such ratings.

By contrast, the availability of standardized data on emissions characteristics of residential properties remains very limited in the US. Currently, our estimates for this region are based on statistical data at the state level. We are exploring emerging data sources with greater geographic detail on emissions. We also continue to engage with industry associations and other banks to promote the availability of enhanced data more generally.

Commercial real estate

UBS remains committed to reducing the emissions intensity for our commercial real estate portfolio by 44% by 2030 (compared with 2020 levels).

Our commercial real estate book includes loans that finance rented-out properties in multi-family homes; and any other income-producing real estate. Switzerland accounts for the majority of the lending, with a smaller share in the US. As for residential real estate, we include scope 1 and 2 emissions. We base the reduction pathway on our assumptions regarding real estate market developments in combination with our offering, e.g., related to energy-efficient buildings and renovations, as well as actions by governmental bodies.

For our Swiss commercial real estate business, new products and services have been developed to support more energy-efficient properties, similar to those for our residential real estate clients. Our client advisors are pivotal in helping clients along this path. That is why we focus on making them aware of sustainability topics and training them on how to advise our clients in the best way possible. In the US, similar observations apply as for residential real estate, with one technical distinction: emissions for commercial real estate are based on statistical values for different building types, rather than on state-level proxies.

Given the importance of data for steering emissions reductions across commercial and residential real estate, efforts to improve data quality will continue in all regions where we finance properties. Periodic adjustments or restatements in future reporting are therefore likely.

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Fossil fuels

UBS remains committed to reducing the absolute financed emissions associated with loans to oil and gas companies by 71% by 2030, compared with 2020 levels.

Our target-setting for this sector is guided by the IEA Net Zero by 2050 scenario. In 2021, more than 85% of our total loan exposure was to clients that have themselves committed to net zero and stated their commitment to achieve the Paris Agreement 1.5°C goals. We continually engage with our clients to support their net-zero transition and offer them our sustainable financing solutions at their choosing, such as loans for which certain aspects (e.g., loan margin) are tied to the achieving of their overall company emission reduction targets. We also provided lending in 2021 to a client to fund the ongoing carbon capture usage and storage (CCUS) conversion of an asset, enabling the client to create carbon capture credits.

›	Refer to the “Strategy” section of this report for more information about our sustainable finance products and services

Given the risks associated with climate change and the changing market demand for fossil fuels, we regularly screen fossil fuel-related transactions against our corporate guidelines, and our lending aims to support companies in their transition journeys. Our baseline and target for fossil fuels include scope 1, 2 and 3 emissions. Scope 3 emissions are associated with the combustion of fossil fuels and contribute to the majority of emissions within this sector. For this sector, we have decided to track our progress with an absolute emission metric. As absolute emission metrics are more sensitive to data quality improvements over time, we have decided to index our baseline and target to 100 in order to avoid frequent subsequent restatements.

Our assessment of the fossil fuel sector includes exploration, production and refinery activities, as well as integrated companies operating across the value chain. Our baseline and target exclude activities such as transportation, retailing and trading. Scope 3 emissions measurement methods are yet to be developed for these activities, including in the context of commodity trade finance (CTF). We continue to pay close attention to the development of emissions measurement standards for these areas. We will assess the adoption of standards if applicable, and if they are of sufficient maturity. To ensure progress on emissions reductions in the area of CTF, we have established an internal approach based on the mix of commodities traded. Increasingly, our CTF business aims to be focused on less carbon-intensive or circular-economy commodities, for example, biofuels.

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Power generation

We remain committed to reducing the emissions intensity associated with lending to power generation companies by 49% by 2030 (compared with 2020 levels), taking into account scope 1, 2 and 3 emissions.

Scope 1 emissions account for the majority of emissions from the power generation sector. The intensity metric (kg CO2e/MWh) monitors emissions related to the production of electricity and promotes the transition toward an increasing share of renewable energy sources.

We have decided to consider scope 1, 2, and 3 emissions. Our baseline and pathway include CO2e emissions resulting from electricity production. Activities related to the transmission and trading of electricity are not included in our baseline and target.

Our lending to this sector is focused on companies with a considerable share of renewable energy production or a diversified production mix. This high share of renewable energy production, particularly in our home market of Switzerland, has led to our emissions intensity being below the IEA benchmark. An increasing number of clients have themselves committed to net-zero objectives, some of which with accelerated interim targets to achieve net zero by 2040 or 2045. We will continue to support the transition of our clients, while at the same time also facilitating energy supply.

›	Refer to the “Strategy” section of this report for more information about our sustainable finance products and services

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Cement

In 2022, we committed to reducing the emissions intensity associated with lending to cement companies by 15% by 2030 (compared with 2020 levels), taking into account scope 1 and 2 emissions.

Based on an analysis performed in 2022, we have introduced a net-zero target to reduce scope 1 and 2 emissions for cement by 15% by 2030.

Cement is a priority sector for the NZBA, accounting for approximately 7% of global GHG emissions.2 At the same time, cement is recognized as a sector for which emissions have proven particularly hard to reduce. This explains why benchmark emissions scenarios for this sector assume that most of the emissions reductions will need to take place in the longer term, with a significant dependency on technological innovation for the decarbonization to materialize by 2050.

The technical challenges to reduction become evident when observing the evolution of actual emissions for the cement industry compared with the scenarios of the IEA. The scenarios originally established projected a decrease of emissions from 2015 to 2020. In fact, industry actuals ended up rising, partly due to increased real estate demand in regions with less efficient producers. Considering this higher point of departure for 2020, we have established our target pathway for this sector based on the rate of reduction projected by the IEA, but applied to a starting point reflecting the actual industry average for 2020.

Regarding our lending exposure to this sector, we have a relatively small book (USD 0.5 billion in total gross exposure in 2022), with a material share of the exposures concentrated on a small number of clients. We believe our main clients in the cement industry are best in class in terms of ESG disclosures and externally verified emissions reduction targets. The energy transition agenda is front of mind for these clients, driving conversations on strategic options to develop sustainable solutions for the cement industry. Our advisory teams have provided insight into markets and the thinking of investors and asset managers around cement’s ESG matters. Given the stated dependency on investments in technological change, we see this sector as of particular importance for collaboration between the financial sector and the real economy.

2 Based on information from the International Energy Agency Net Zero by 2050 report, available on https://www.iea.org/reports/net-zero-by-2050.

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Net-zero targets in relation to UBS lending emissions

	2022		2021
	Gross exposure (USD billion)[1]	Outstanding exposure (USD billion)[2]	Gross exposure (USD billion)[1]	Outstanding exposure (USD billion)[2]	Financed emissions, scopes 1 and 2 (mt CO2e)[3]	Financed emissions, scope 3 (mt CO2e)[3]	PCAF score, scopes 1 and 2[4]	PCAF score, scope 3[4]	Economic intensity (mt CO2e / USD billion)[3]

Exposure covered by target

Real estate

– Residential real estate	156.9	155.2	152.9	149.7	1.1		4		0.01

– Commercial real estate	45.5	45.0	43.6	43.1	0.4		4		0.01

Fossil fuels (coal, oil and gas)[5]	0.5	0.0	0.7	0.1	0.1	0.4	3	4	5.10

Power generation	1.8	0.4	1.2	0.5	0.2	0.1	3	5	0.56

Cement	0.5	0.0	0.5	0.0	0.0		2		2.32

Exposure not covered by target

Other non-financial corporate sectors	49.0	24.4	52.9	25.9	1.3	0.0	5	5

Total non-financial corporates and real estate mortgages	254.4	225.0	251.8	219.4	3.1	0.5	4	5

Lombard, financial services, commodity trade finance, private individuals, credit cards	195.8	163.0	207.3	179.2

Total loans and advances to customers	450.2	388.0	459.1	398.6

1 Gross exposure includes total loans and advances to customers and guarantees as well as irrevocable loan commitments (within the scope of expected credit loss).    2 Outstanding exposure includes total loans and advances to customers (within the scope of expected credit loss).    3 Based on outstanding exposure. Refer to section “Appendix 3 – Climate-related methodologies – lending” for details on the calculation methodologies.    4 PCAF scores shown represent weighted average based on outstanding exposures.    5 Commodity Trade Finance excluded.

The sectors for which interim targets have been set represent USD 205.3 billion, or 46%, of the USD 450.2 billion in total gross exposure for 2022, and 81% of the USD 254.4 billion in gross exposure for which data and methodologies are available to estimate emissions. These sectors account for 2.2 metric megatons (mt) of CO2e emissions financed, or 63% of the total financed emissions of 3.6 mt (3.1 mt for scopes 1 and 2 and 0.5 mt for scope 3). This amounts to the first approximation of our total financed emissions. We expect these numbers to be restated over time as the availability and quality of data improve.

A significant share of the remaining 37% of our estimated total financed emissions relates to lending to sectors outside of the NZBA’s current scope. As further discussed in Appendix 3, “Climate-related methodologies,” the gross exposure for the remaining sectors in the NZBA’s current scope (transportation, aluminum, steel and agriculture) is USD 5.5 billion. However, only USD 0.7 billion of that total is to parts of the value chain currently addressed by net-zero target-setting approaches (e.g., PACTA for Banks and the World Business Council for Sustainable Development). Parts of the value chain that are not within the scope of these methodologies are considered to have less decision-making power or capacity to reduce carbon emissions. In addition, physical emission intensity metrics are often not relevant for these parts of the value chain. As a result, the potential for setting meaningful net-zero targets for lending to further sectors is at present limited.

›	Refer to the “Appendix 3 – Environment” section of this report for further details about the above statements and calculations

As can be seen in the table above, a significant share of our gross exposure (USD 195.8 billion) is to areas such as Lombard, financial services firms and CTF. Guidelines and methodologies for all of these areas have yet to be developed. We are evaluating methodological options for assessing Lombard loans from a sustainability perspective.

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Supporting the net-zero goals of our investing clients

Asset Management

In 2020, our Asset Management business division became a founding member of the Net Zero Asset Managers initiative (the NZAMi) and published its net-zero interim target, committing to align 20% of total assets under management (AuM) to be managed in line with net zero by 2030.3

During 2022 we made progress across the foundational pillars required to deliver on this target. This included enhanced data sourcing and governance, developing asset-class-specific net-zero-aligned frameworks, and extending our long-standing climate engagement program. During 2023, we intend to implement revisions to fund documentation and investment management agreements to align with our net-zero-aligned frameworks.

›	Refer to the “Appendix 3 – Environment” section of this report for Asset Management’s methodology for defining net-zero-aligned investment portfolios

We continue to invest in the necessary data and infrastructure to support management and monitoring of portfolios, issuer alignment and real economy decarbonization.

We recognize that approaches to achieving net zero are likely to evolve over time as data availability and quality continue to improve. Currently, our target setting is focused on carbon-intensity metrics. We draw on a wide variety of data sources to inform our assessment of climate-related risk and opportunities. Over time we expect to enhance our decarbonization approach with additional metrics, such as external verification, temperature alignment, climate solutions and scope 3 metrics.

The transition of investment portfolios will require real-economy emission reductions. We see our active ownership strategy as a powerful tool in influencing corporate behavior to achieve real-economy outcomes. We have had a dedicated climate engagement program in place since 2017 to address climate-related risks with measurable progress tracked. The program is focused on driving ambitious and credible transition strategies across portfolio holdings. Our net-zero engagement approach is underpinned by taking a sector-specific approach, extending beyond governance and targets into relevant business model objectives. We continue to set increased expectations for companies on target setting, quantified disclosures on decarbonization actions, capital deployment in line with a net-zero pathway, and progress toward stated commitments. We are also widening our engagement coverage to the highest-emitting companies across our investment universe, expanding the range of sectors and geographies.

3 The 20% alignment target amounted to USD 235 billion at the time of the commitment in 2021. By 2030, the weighted average carbon intensity of funds is to be 50% below the carbon intensity of the respective 2019 benchmark.

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Alongside these actions, we believe that we have an important role to play in working collaboratively with our clients on climate risk education, providing access to best practices in climate risk management, climate-related opportunities and approaches for net-zero-aligned portfolios. We also recognize that our industry still has a great deal of work to do in developing globally consistent methodologies and disclosures. We are actively participating in industry initiatives and other forms of collaboration, such as the Task Force on Climate-related Disclosures (the TCFD), the development of regional best practice climate-related guidance, such as the new Swiss Climate Scores, and the IFRS International Sustainability Standards Board (the ISSB) consultation on climate standards disclosure.

Global Wealth Management

Our Global Wealth Management business division continues to work toward mainstreaming sustainable and impact investments for our private clients. We believe that material sustainability issues matter for financial performance and know that clients have an interest in many of these topics. Our Chief Investment Office (CIO) remains convinced that the net-zero transition will prove to be one of the most consequential investment trends in subsequent decades. We offer advice and solutions that help guide and implement this view to the extent possible and where relevant in line with our fiduciary duties.

In addition, we leverage our knowledge and industry partnerships to explore and develop carbon-focused offerings. This includes the private markets, where we continue to be the partner of choice for leading asset managers for their impact investing vehicles, including those that focus on climate and transition-related opportunities. In 2022, we launched a Low Carbon Transition module for use in our My Way offering, and we intend to offer additional modules with an explicit carbon focus.

›	Refer to the “Strategy” section of this report for more information about our sustainable finance products and services

Reducing our direct climate impact

Our supply chain goal for 2035 is to tackle scope 3 emissions, specifically emissions from purchased goods and services, by engaging with our key vendors to reach net zero. Reaching net zero across our operations not only lowers costs, it also creates the opportunity to extend our client base by becoming the financial provider of choice for those who are working to reduce their own scope 3 emissions. As the frequency and depth of climate regulation increases, prioritizing our alignment to standards such as the TCFD also helps to reduce the risk of business disruption resulting from new climate legislation. Being in a position where we can act rather than react is, in our view, advantageous.

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Managing sustainability and climate risks

At UBS, sustainability and climate risk is defined as the risk that UBS negatively impacts, or is impacted by, climate change, natural capital, human rights, and other environmental, social and governance (ESG) matters. Sustainability and climate risks may manifest as credit, market, liquidity and/or non-financial risks for UBS, resulting in potential adverse financial, liability and/or reputational impacts. These risks extend to the value of investments and may also affect the value of collateral (e.g., real estate). Climate risks can arise from either changing climate conditions (physical risks) or from efforts to mitigate climate change (transition risks). Physical and transition risks from a changing climate contribute to a structural change across economies and, consequently, can affect banks and the financial sector through financial and non-financial impacts.

The firm’s Sustainability and Climate Risk (SCR) unit (part of Group Risk Control), manages material exposure to sustainability and climate risks. It also advances our firmwide SCR initiative to build in-house capacity for the management of sustainability and climate-related risks.

›	Refer to the “Appendix 2 – Governance” section of this report for a full description of our sustainability and climate risk policy framework

Our SCR initiative follows a multi-year roadmap. It is designed to integrate sustainability and climate risk considerations into our firm’s various traditional financial and non-financial risk management frameworks, and related policies and processes. This is necessary to meet expectations regarding the management of sustainability and climate risks and to deliver on climate stress-test exercises. Our roadmap is configured to address current and emerging regulations and builds capacity through expertise and collaboration, for example, structured engagement with internal and external stakeholders (e.g., our Group Compliance, Regulatory & Governance (GCRG) function, for non-financial risks) and pertinent experts.

Our SCR initiative has been set up to address risks across our firm’s business divisions and legal entities. In 2022, it monitored emerging sustainability and climate risk regulation, engaged with select regulators for deep-dives, further advanced efforts toward the goal of full integration of sustainability and climate risk into our firm’s traditional risk management frameworks and stress-testing capacity. Further developments included the introduction of sustainable product guidelines, building new capacity to centrally structure, acquire, and deploy ESG data across the firm, and further refining governance and methodologies driving ESG reporting and disclosure.

Sustainability and climate risk management framework

We currently identify and manage sustainability and climate risks in our operations, balance sheet, clients’ assets, and our supply chain.

In 2022, we continued to methodologically integrate sustainability and climate-related risk considerations into the firmwide risk management framework to protect both our clients’ and our own assets from climate-related risks. As shown below, this work comprised: (i) risk identification and measurement; (ii) monitoring and risk appetite setting; (iii) risk management and control; and (iv) risk reporting processes.

We are implementing the sustainability and climate risk management framework in line with the multi-year roadmap to integrate sustainability and climate risk into our financial and non-financial risk frameworks and related processes. The development of new and enhanced tools and methodologies in 2022 supports our firm, front-to-back, in these integration efforts.

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Integrating sustainability and climate risk into other risk categories – our ambition

In 2022, we further embedded physical and transition risks into our climate risk management framework. As part of the integration of climate in credit risk, we are developing a playbook to help the business divisions integrate climate into processes, policies and frameworks. This approach is also under development for market risk.

We also established a data model and a business process for scoring sustainability and climate risk at the company and asset levels, across a range of materially relevant types. These types are included in the table below, describing how sustainability and climate risks may transmit financial and non-financial risks to UBS, across a variety of counterparty and asset types.

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Climate risk transmission to financial and non-financial risk

Overview	Credit risk	Market risk (traded and non-traded)	Non-financial risk (NFR)	Reputational risk

Transmission of sustainability and climate risk drivers, including transition, physical, and nature- related risks, through counterparties, collateral, and macro shocks impacting UBS.

Amplified or mitigated sectoral, jurisdictional and/or geographic concentrations or structural product considerations.

Financial impact to UBS from climate policies, low-carbon technologies, and/or demand shifts impacting UBS counterparties’ credit worthiness and/or value of collateral held by UBS. Risk drivers may affect:

(i) counterparties, including private individuals, corporate entities, investment vehicles or sovereign entities; (ii) counterparties’ ability to service and repay debt to UBS; and (iii) market and/or lending value of collateral held by UBS supporting credit agreements and the ability to fully recover potential losses in the event of a default.

Financial impact to UBS from price shocks and/or market volatility, climate policies, low-carbon technologies, demand shifts and/or market perception impacting the value of UBS’s positions and/or leading to a breakdown in correlations between risk factors or a change in market liquidity.

Includes UBS’s positions and/or assumptions held by UBS (correlations) regarding real estate, equities, debt, commodities and FX and their related liquidity.

Non-financial impact to UBS (compliance, operational risk and financial crime) from inadequate or failed internal processes, people and systems and/or externally by physical climate events or stakeholder legal action impacting UBS through increasing business continuity, legal and regulatory compliance risk associated with climate- sensitive investments and businesses.

Risk of unfavorable perception or decline of UBS’s reputation from the point of view of clients/industries, shareholders, regulators, employees, or the general public which may lead to potential financial losses and/or market share.

Is considered in all business activities, transactions, and decisions and as such regarded as an impact.

The table below outlines UBS’s vision on how key sustainability and climate risk considerations may be integrated into financial and non-financial risk frameworks.

Vision of overall approach

Risk management process	Credit risk	Market risk (traded and non-traded)	Non-financial risk (NFR)	Reputational risk

Systematically integrate sustainability and climate risks into the firm’s risk identification processes and stress testing framework

Risk identification and measurement

Transition and physical risk ratings (including company/asset-level scorecards and industry-level heatmaps) enable UBS to assess and monitor material concentrations of exposure to climate risk, including sensitive geographies, sectors and counterparties.

Climate risk scenario analysis and stress testing enables UBS to assess risks along different pathways of climate change. This includes the assessment of a range of scenarios with different severities.

The scenarios’ climate-related macroeconomic, financial, and other variables reflect different levels of physical and transition risk across time horizons up to 30 years. Climate risk stress models translate the scenarios into capital and risk-weighted asset (RWA) impacts where appropriate.

Progressive study of market-based responses to climate risk drivers enables UBS to identify new transmission channels of market risk impacts.

Integration of risk ratings to enable risk identification through monitoring potential impact on the value of UBS’s positions that may be materially affected by climate-risk-driven price and/or volatility shifts.

Custom climate stress modeling enabling UBS to quantify potential losses from changes in market variables, such as interest rates, credit spreads, equity and commodity prices, as well as correlations and volatility. This could include approaches like applying instantaneous stress shocks for climate-specific scenarios.

Assess NFR implications across compliance, financial crime, and operational risk taxonomies including business continuity risk to enable UBS to identify potential deficiencies in internal processes or vulnerabilities to external events.

Clients, new transactions, products and services go through standard review and decision processes prior to UBS conducting business. These processes, in addition to day-to-day risk management, support the identification, assessment and escalation of potential reputational risk.

Design and operating effectiveness of the framework relies on inclusion of climate-related risk management processes embedded in the step 1 frameworks below, examples include:

–   Client onboarding (Financial Crime Prevention / Anti-Money Laundering / Know Your Customer);

–   Sustainability and climate risks;

–   Suitability and appropriateness review;

–   New business and complex transaction approval processes;

–   Third-party risk management and outsourcing and offshoring processes.

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Execution of BoD- and GEB-defined risk appetite for sustainability and climate risks, based on identified material risks

Monitoring and risk appetite setting

Integration of climate-related risks (quantitative) into the firm’s risk appetite framework, including, but not limited to, climate-related credit limits (considering materiality thresholds), based on risk rating methodologies, at sectoral, geographic and/or divisional levels, and/or carbon budgets and utilization aligned with UBS net-zero implementation targets.

Ongoing monitoring of potential new transmission channels of climate-related credit risks to UBS.

Integration into market risk monitoring processes reflecting insights from risk identification and ongoing assessment of exposure developments to industry sectors, sovereign debt, commodity prices, foreign exchanges rates and interest rates.

Setting risk appetite against potentially identified material climate-sensitive exposure to sectoral, geographic and/or asset type and timely escalation of potential concentrations.

Monitoring and tracking of global climate-related regulations enabling UBS to understand and anticipate impacts to current operations, such as those addressing greenwashing risks or central bank supervisory expectations. Including dynamic assessment processes to reflect evolving regulatory developments and changes in business activities.

UBS’s Risk Appetite Framework ensures that risk-taking at every level of the organization is in line with the firm’s strategic priorities, capital and liquidity plans, as well as our pillars, principles and behaviors. The framework takes a comprehensive approach, integrating all material risks across the firm and is designed to protect UBS’s franchise and reputation.

Established processes within the step 1 frameworks ensure consistent assessment, monitoring and escalation of reputational risk.

Quantitative and qualitative sustainability and climate risk principles integrated into risk management frameworks and processes

Risk management and control

Integration of climate risk considerations into the credit lifecycle, including onboarding, deal review, collateral valuation and periodic credit processes, enable UBS to mitigate the potential for climate-related credit losses.

Driven by standard methodologies (e.g., scorecards), and potential quantitative integration into probability of default, loss given default, risk-weighted asset or qualitative integration into decision-making.

Mitigants may include the setting of limits to control or minimize material climate-related credit risks, portfolio management measures (e.g., hedges) and/or of business acceptance criteria.

Integration of climate-related market risk appetite into how UBS controls market risk, which may include assessing climate risk considerations into management systems and processes to mitigate loss potential.

Iterative feedback and learning loops between market, credit and liquidity risk management approaches to progressively challenge existing risk control measures.

	Embed ESG factors into NFR assessment and control frameworks including enhancements to new business initiatives, client onboarding, oversight of marketing materials related to sustainability, business continuity planning adaptations and/or minimum product standards of sustainability characteristics.	On-going review of the framework design and operating effectiveness and ESG controls embedded in key processes, such as new business controls, suitability, and appropriateness reviews, monitoring and surveillance activities, enables UBS to continuously evolve its reputational risk management capacity.

Dashboards on climate-driven risk insights, internal and external reporting on climate risk management framework status

Risk reporting and disclosure

Timely reporting of material changes in climate-credit and market-risk identification, quantification, monitoring, utilization of risk appetite, and/or key risk management and control decisions to key decision-makers in UBS (e.g., senior management), reflecting and based on latest-available advanced ESG data and methodologies.

Periodic climate-related credit and market risk metrics (e.g., climate-driven delta risk or expected credit loss from climate-sensitive loans) are integrated in standard internal risk reports for example at the Group, significant Group entities, and/or business divisional levels.

Automation of risk metrics into external disclosure processes, accompanied by materially relevant information on climate risk identification, monitoring (e.g., new transmission channels), exposure trends and mitigating actions.

	Roll-out independent ESG data assurance to our Sustainability Report initially (to be extended to other Sustainability Dashboard metrics on risk- based approach over time) and SOX 302 style certification by senior management on our Sustainability Report.	A consolidated view across the Group of all high inherent reputational risks cases that have been raised through the reputational risk review process is provided as inputs into the Group Risk Report on a quarterly basis.

Our plan for liquidity risk

We aim to integrate identified material risks into our internal liquidity risk management framework. We recognize climate risk drivers may transmit to liquidity adequacy through our ability to raise funds, liquidate assets, or indirectly through our customers’ demands for liquidity (e.g., given a market or physical climate shock).

We plan to assimilate insights gained from our efforts to quantify and integrate climate-related credit and market risks, to collectively determine how liquidity risks may be more accurately captured. We see the integration of climate risk into the liquidity risk management (as with other climate-driven risks) as an iterative, improving the quality of data, analytics and insights over time, as further described in the “ESG data” section below.

Note: As climate risk analysis is a novel area of research, with methodologies, tools and data availability still evolving, we will continue to develop our risk identification and measurement approaches.

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Integrating sustainability and climate risk into other risk categories – progress in 2022

Credit risk

As part of the integration of climate considerations in credit risk, we began designing an internal playbook to guide business divisions on UBS-specific best practices for integrating climate into processes, policies and frameworks. We established a baseline of climate-credit impacted processes and procedures for the Group and business divisions and began discussions towards adapting existing controls to reflect climate considerations.

We conceptualized a company-/asset-level sustainability and climate risk scorecard (i.e., a climate and environmental risk rating addressing transition risk, physical risk and nature-related risk) at the level of counterparties and assets (e.g., issuers and real estate collateral, amongst other types). To enable implementation, we further enhanced methodologies for climate risk drivers and began a firm-wide development of supporting IT infrastructure, data process modeling, prototyping with select and material portfolios, and business process integration.

We also identified new climate risks for Personal & Corporate Banking’s cash-flow-based lending and the Investment Bank’s commercial lending portfolios and modelled additional non-realized credit losses of a minor scale associated with the impact of climate change and climate change policy. By expanding the climate risk heatmap methodology to cover traded products, issuer risk and collateral we identified potential concentrations of climate risk on a broader scope of our firm’s balance sheet. We systematically monitored climate-sensitive sectors for the potential increase of exposure to sectors that may be prone to higher default rates and/or devaluation.

In line with the risk appetite set by our Board of Directors (the BoD) pertaining to net zero, we established a quantified risk appetite in key sectors, achieved with a novel carbon budgeting and utilization methodology. The risk appetite was syndicated with the Chief Risk Officers (CROs) of Personal & Corporate Banking and the Investment Bank and ratified by the Group Executive Board (the GEB) for implementation in 2023.

Market risk (traded and non-traded)

A working group of cross-divisional market risk experts is developing methodologies to assess potential for concentration of climate-related market risks and examining our firm’s assumptions on market risk correlations and liquidity. We conducted an initial analysis to assess the sensitivity of industry sectors in our firm’s balance sheet to transition risk, which helped define data-sourcing requirements vis-à-vis market risk infrastructure. Issuer and methodological coverage of a range of external ESG data providers has been analyzed in relation to climate-related market risk transmission channels. In addition, we gave market-risk-relevant design input for internal baseline and adverse climate stress scenarios. This included a 2023 plan to design instantaneous shocks for market-risk-relevant stress of our firm’s balance sheet while accounting for structural product considerations and time horizons.

Non-financial risk

We enhanced the Group-wide regulatory tracking process to incorporate relevant coverage for sustainability- and climate-related changes to laws, rules and regulations across global jurisdictions. Sustainable product guidelines (for bonds, lending and investments) and greenhouse gas (GHG) emissions trading guidelines were provided for implementation in 2023. We also implemented new environmental crimes dimensions in the financial crime prevention (FCP) country risk model, which feeds into processes such as client risk rating and risk appetite monitoring. Updates to our New Business Initiative process included ESG / sustainable investing product considerations in business submission and associated control function assessments. Additionally, we assessed the impact from climate-related operational disruptions (e.g., physical climate disruptions) into our business continuity management (BCM) and operational resilience framework.

Reputational risk

We assessed the design of the reputational risk framework to be generally robust in terms of roles and responsibilities, escalation requirements, as well as review and approval authorities for sustainability-related risks. The reputational risk dashboard now captures the key risk indicators on a quarterly basis including Financial Crime Prevention, Sustainability and Climate Risks, Client Complaints, New Business, Reputational Risk Cases metrics.

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ESG data

To support the SCR initiative’s efforts on risk management adaptation, and the firm’s broader business interests in sustainable products and services, we established a centralized governance and related process for ESG data procurement and management. A newly formed team is mandated to ensure consistency and controlled deployment throughout the Group. To support these efforts, the SCR initiative managed the comprehensive range of ESG data requirements across risk methodology. We did this by engaging relevant model owners and vetting data providers against a rigorous rubric and were therefore able to reduce redundancies and streamline inputs for credit, market, treasury, and liquidity risk stress models. This effort culminated with most major data providers coming online towards the end of 2022, with some procurement processes in late-stage sign-offs.

Sustainability and climate risk identification and measurement

UBS considers sustainability and climate-driven risk drivers from changing climate and/or environmental conditions (physical and/or nature-related risks). These risk drivers expose banks and the broader financial system to climate and environmental change through both micro- and macroeconomic transmission channels.

By combining expert and industry-based views of how sustainability and climate risks may transmit into financial (e.g., credit losses) and non-financial impacts (e.g., operational disruptions), and with UBS-specific product information, we developed an in-house materiality-driven approach to climate risk identification and applied it across all products, services and operations.

On an annual basis, our SCR unit coordinates and updates a systematic materiality assessment of sustainability and climate-driven risks, in accordance with the ISO 14001 standard. In 2022, our SCR unit further advanced the materiality assessment methodology, leveraging internal and external expert guidance (e.g., by the Basel Committee on Banking Supervision). The assessment was designed to include climate and nature-related risk considerations, incorporate quantitative measurements (e.g., heatmap outcomes), and adapt to transmission channels identified as of December 2022. This includes income and wealth impacts on our own assets and/or counterparties, such as households, corporate clients or sovereign clients, subsequently affecting their value and/or creditworthiness; and science- and business-based ratings of transition, physical, and nature-related risks (e.g., climate-risk-driven scoring of our own assets and counterparties and heatmapping).

›	Refer to the “Appendix 1 – Strategy” section of this report for details about our climate-related materiality assessment

UBS approaches climate risk identification by integrating climate risk drivers, expert-based views on their transmission channels, and climate risk methodologies (e.g., risk scores and heatmaps). This enables a materiality-driven approach to climate risk management.

We aim to systematically identify sustainability and climate risks at divisional and cross-divisional levels, both through the sustainability and climate risk-driven materiality assessment described above, and increasingly through their integration into the firm-wide traditional risk identification process. This is also applied to significant Group entities under UBS Group AG. These climate risk methodologies help us take a materiality-driven approach, directly structuring our climate risk management strategy by:

–	identifying concentrations of climate-sensitive exposure that have higher than average vulnerability to climate risk drivers;

–	allowing UBS to prioritize resources with respect to detailed risk analysis and management actions;

–

supporting the delivery of a client-centric business strategy where our firm supports clients with climate transition (i.e., adaptive) finance, identifying clients that could benefit from related UBS products and services; and

–

providing information to senior management to support decision making at all stages of credit granting, market making, and investment selection processes, along with decision-useful information in our external disclosures to stakeholders.

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Transition risk heatmap

Transition risk covers the adjustment to an environmentally sustainable economy, including changes in public policies, disruptive technological developments and shifts in consumer and investor preferences.

Our transition risk heatmap methodology is based on a risk-segmentation process, dividing and rating economic sectors and industry sub-segments that share similar risk vulnerability characteristics.

These are then scored and rated according to their vulnerability to climate policy, low-carbon technology risks and revenue or demand shifts under an immediate and ambitious approach to meeting the well-below-2°C Paris goal. We are able to use these risk ratings to support identification of potential climate-sensitive concentrations. The ratings in the heatmap are bands of scores (from 0 to 1), and reflect the levels of risk that would likely occur under an ambitious transition (in a short-term time horizon).

The current transition risk heatmap shows that our exposure to activities rated as having high, moderately high or moderate vulnerability to climate transition risks is relatively low (as a percentage, in 2022 compared with 2021). Most year-on-year fluctuations (2021 to 2022) were in the energy sector, specifically in oil and gas midstream and downstream segments, caused by rising energy prices, as the Russia–Ukraine war tightened global energy supply. Despite these fluctuations, we have continued to reduce our exposure to climate-sensitive sectors.

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Climate risk heatmap (transition risk)[1,2]

In USD billion
5.08
Moderately high
Industrials
Fossil fuels
Utilities
Real estate
Agriculture
3.43
1.12
0.51
0.02
0.01
0.02
High
Fossil fuels
0.02 Shale gas
0.00 Refining and marketing
Industrials
1.90 Pharmaceuticals
1.02 Chemicals
0.51 Cement or concrete manufacture
Fossil fuels
0.54 Wholesale/trade: crude oil and natural gas
0.40 Integrated oil and gas
0.11 Conventional oil (on-/offshore)
0.08 Gas processing (incl. LNG)
Utilities
0.51 Electricity from high-carbon fuels (regulated)
Real estate
0.02 Commercial real estate
Agriculture
0.01 Livestock – beef extensive grazing
12.82
Not classified
80.1
Moder
450.17[3,4]
Total exposure

1 Consists of total loans and advances to customers and guarantees, as well as irrevocable loan commitments (within the scope of expected credit loss), and are
2 Climate-related risks are scored between 0 and 1, based upon sustainability and climate risk transmission channels, as outlined in the Methodology Appendix. exposure metric is determined based upon the top 3 out of 5 rated categories: high to moderate. Sectors, such as fossil fuels, are further segmented to catego
3 Total exposure calculation is subject to rounding to two decimal places, hence potential deviation from actual.
4 Methodologies for assessing climate-related risks are emerging and may change over time. As the methodologies, tools, and data availability improve, we will estate) and better understanding how private lending (e.g., Lombard) activities may result in direct financial impacts to UBS. Not classified represents portion o riskiness of loans.

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19.77
Moderate
Fossil fuels
Industrials
Real estate
Transportation
Metals and mining
Agriculture
Utilities
4.91
4.55
3.15
2.86
2.80
1.40
0.10
9
ately low
332.28
Low
Fossil fuels
4.70 Wholesale / trade: refined petroleum products
0.21 Downstream oil and gas distribution
0.00 Transportation and storage (gas)
Industrials
2.62 Machinery and related parts manufacturing
1.00 Consumer durables manufacturing
0.93 Plastics and petrochemicals manufacture
Real estate
1.76 Construction of buildings and related activities
1.39 Commercial real estate
Transportation
1.70 Airlines – cargo
0.49 Land-based shipping (trucks)
0.48 Transportation parts and equipment supply
0.10 Autos, high-carbon (few EVs, many SUVs)
0.06 Airlines – commercial
0.02 Sea-based shipping, high-carbon
Metals and mining
2.44 Conglomerates (incl. trading)
0.26 Production of other mined metals and raw materials
0.09 Production of steel / iron
Agriculture
1.40 Food and beverage production
Utilities
0.08 Wastewater treatment
0.02 Electricity from moderate-carbon fuels (regulated)

based on consolidated and standalone IFRS numbers.
Risk ratings represent a range of scores across, 5 risk rating categories: low, moderately low, moderate, moderately high, and high. Climate-sensitive ries reflecting a range of risk vulnerabilities from high to moderate, within the sensitive sector.

further develop our risk identification and measurement approaches, including updated geospatial analysis of properties securing financing with UBS (real
f UBS business activities where methodologies and data are not yet able to provide a rating. Lombard lending rating is assigned based on the average

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Physical risk heatmap

Physical risk arises from the impact of weather events and long-term or widespread environmental changes.

Our physical risk heatmap methodology groups corporate counterparties based on exposure to key physical risk factors, by rating sectoral (sectoral average risk distribution), geographic (vulnerability and adaptive capacity) and value chain (sectoral average risk distribution) vulnerabilities in a climate change trajectory, in which no additional policy action is taken. These are then scored for the potential for financial loss in the short-term time horizon.

Ratings from low to high are based on a weighted average score (from 0 to 1), given by double-weighting sector and geography, and single-weighting value chain. Scores are given by the following inputs:

–

the counterparty’s sectoral activity (e.g., primary energy extraction presents higher physical risks than banks due to its average geographic footprint and vulnerability to financial losses in the short term from physical risk hazards);

–

the counterparty’s geographical location (e.g., countries in Southeast Asia tend to be higher risk than those in Western Europe, with some exceptions reflecting the potential for national economic resilience and subsidy to economic activities threatened by climate change); and

–

the potential disruption to a counterparty’s value chain, where relevant, (both its supply chain and distribution channels again reflecting the sectoral average geographic footprint and vulnerability).

We will continue to enhance our methodology in 2023, with relevant subject matter experts (e.g., country risk experts) and enhanced vendor data sources (e.g., systematic integration of geospatial tools and data).

Our current physical risk heatmap shows that we have relatively low exposure to activities rated as having high, moderately high or moderate vulnerability to physical climate risks. Key concentrations of exposure include high volumes of real estate lending in Switzerland. Most of our lending is to the financial sector, which by its nature has a lower physical climate risk. Key exceptions are lending to property insurance companies or lending in higher-risk regions, such as South Asia.

The chart below shows the location-specific risk distribution compared with the spread of physical risk across sectoral risk ratings versus country (risk domicile, see above) risk ratings. The size of the circle indicates the relative lending exposure.

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Climate risk heatmap (physical risk)[1,2]

In USD billion

1.42
High
4.15
Moderately high
24.44
Moderate
8.71
Not classified
226.59
Low
450.17[3,4]
Total exposure
184.85
Moderately low

Physical risk by sector

Marker size indicates rel

High 1.0
0.6
0.5
0.4
0.3
0.2
0.1
0
Low
Country score
Lo
Average
Lower ri

1 Consists of total loans and advances to customers and guarantees, as well as irrevocable loan commitments (within the scope of expected credit loss), and are b
2 Climate-related risks are scored between 0 and 1, based upon sustainability and climate risk transmission channels, as outlined in the Methodology Appendix. R exposure metric is determined based upon the top 3 out of 5 rated categories: high to moderate. Sectors, such as fossil fuels, are further segmented to categori
3 Total exposure calculation is subject to rounding to two decimal places, hence potential deviation from actual.
4 Methodologies for assessing climate-related risks are emerging and may change over time. As the methodologies, tools, and data availability improve, we will fu estate) and better understanding how private lending (e.g., Lombard) activities may result in direct financial impacts to UBS. Not classified represents portion of riskiness of loans.
5 Residential real estate is not given a sector score, therefore not included in this chart, however, is rated "low" based on periodic geospatial analysis.
6 UBS has identified select properties in its portfolio that are vulnerable to acute climate hazards, however portfolio-level risks are inherently low, given the integra

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and geographic (country) scores

ative exposure magnitude

mbard[4]
Financial services
Transportation
Industrials
Services and technology
Real estate (development, commercial)[5,6]
Fossil fuels
Metals and mining
Agriculture
Utilities
0.1
0.2
0.3
0.4
0.5
0.6
0.7
0.8
0.9
1.0
High
Sector score
country and sector score
sk
Higher risk

pased on consolidated and standalone IFRS numbers.

isk ratings represent a range of scores across, 5 risk rating categories: low, moderately low, moderate, moderately high, and high. Climate sensitive es reflecting a range of risk vulnerabilities from high to moderate, within the sensitive sector.

urther develop our risk identification and measurement approaches, including updated geospatial analysis of properties securing financing with UBS (real UBS business activities where methodologies and data are not yet able to provide a rating. Lombard lending rating is assigned based on the average ation of such information into UBS's loan underwriting processes.

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Nature-related risk

Since 2021, our firm has been a member of the Taskforce on Nature-related Financial Disclosures (the TNFD). The TNFD is a market-led, science-based and government-backed initiative. It was formed to develop a risk management and disclosure framework for organizations to report and act on evolving nature-related risks, with the aim of supporting a shift in global financial flows away from nature-negative outcomes and toward nature-positive outcomes.

Since 2018, we have also been a member of the UNEP-FI working group to develop a natural capital dependency and impact methodology, also known as Exploring Natural Capital Opportunities, Risks and Exposure (ENCORE). In 2022, UBS piloted a new quantification approach for natural capital risk based on nature-related dependency data in the Exploring Natural Capital Opportunities, Risks and Exposure (ENCORE) tool developed by the Natural Capital Finance Alliance (the NCFA) and the World Conservation Monitoring Centre (the UNEP-WCMC). The nature-related risk metric measures our exposure to nature-sensitive economic sectors that are vulnerable to financial impacts caused by the disruption of ecosystem services.

The ENCORE tool assigns a materiality rating to production processes to assess their potential dependencies on ecosystem services. The dependency ratings range from high to low and consider the potential loss of functionality of a production process and financial loss, if an ecosystem service is disrupted. Our SCR unit has assigned each primary industry code (GICS) a mapping to an ENCORE-specific production process (or its closest proximate process), subject to three rounds of subject matter expert review and challenge. The maximum rating of a group of production processes (defined as an ENCORE-specific subsector) then defines the dependency rating for each industry code. Exposure values are then aggregated and summarized by rating. Risk ratings from ENCORE are translated to integral scores and scored based on a normalized cumulative distribution function.

Our pilot nature-related risk metric shows that the Group-wide lending exposure of corporate counterparties to sectors with moderate or high-risk ratings for nature-related risk is relatively low, at 9.8%. The table under climate risk monitoring and risk appetite shows the nature dependency risk ratings and exposure by sector.

›	Refer to the “Appendix 3 – Environment” section of this report for our approach to nature

Climate scenario analysis

We use scenario-based approaches to assess our exposure to physical and transition risks stemming from climate change. We have introduced a series of assessments performed through industry collaborations in order to harmonize approaches for addressing methodological and data gaps. We have performed top-down balance sheet stress testing (across the Group), as well as targeted, bottom-up analysis of specific sector exposures covering short-, medium-, and long-term time horizons.

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›	Refer to the “Appendix 3 – Environment” section of this report for details on our climate scenario analysis, and to our Sustainability Report 2021, pages 52–53.

Regulatory scenario analysis and stress test exercises

UBS first participated in regulatory scenario analysis and stress test exercises in 2021, namely the Bank of England (BoE) 2021 Climate Biennial Exploratory Scenario (CBES): Financial risks from climate change; and the Climate Risk Stress Test (CST) of the European Central Bank (the ECB).

For the 2021 CBES exercise, the BoE used exploratory scenarios to investigate a range of climate risks stemming from climate change. The CBES exercise consisted of three 30-year climate risk scenarios, with varying degrees of severity (early policy action, late policy action and no additional policy action). It included an assessment of management actions in response to scenario results, as well as a counterparty-level analysis and a qualitative questionnaire. Overall, the scenario analyses showed mild losses and low exposure of climate-sensitive segments for business booked in UBS AG, London Branch. UBS as a firm was not formally required to participate in the exercise (as we are not a UK-headquartered bank), but volunteered to participate in order to learn from the effort given our footprint in the UK.

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Throughout 2022, we engaged with a range of regulatory surveys and other requests for information from supervisors around the globe. We also participated in industry efforts to evaluate regulatory exercises to date. We will continue leveraging these learnings, as they improve testing methodologies.

During the first half of 2022, we participated in the CST exercise to assess banks’ preparedness for dealing with financial and economic shocks stemming from climate risk. The CST exercise included a self-assessment questionnaire, climate risk metrics and stress test projections. The scope of the exercise covered UBS Europe SE, which contributed starting point data for supervisory top-down assessments. Due to the ECB’s proportionality principle, we were not asked to provide bottom-up stress test projections. Overall, the exercise showed that UBS Europe SE has low exposure to climate risks.

We enhanced our capabilities for assessing risks and vulnerabilities from climate change in 2022, fostered by deliveries regarding the aforementioned supervisory stress tests, as well as internal developments in climate risk scenario analysis and stress testing.

We also contributed to the NGFS’s work exploring the potential for risk differentials among assets due to climate change. We joined industry efforts to evaluate regulatory exercises to date. This included the IIF report “Navigating Climate Headwinds,” which examined learnings from 20 global institutions on regulatory climate scenario analysis and stress test exercises.

In 2022, we also began developing a climate risk scenario analysis and stress testing framework. The framework aims to measure our exposures to climate risks in order to understand the impact of climate change on our business model and manage potential risks to our capital position. To support this, we have been developing internal climate risk scenarios covering transition and physical risks. In addition, we are in the process of developing corresponding climate risk models for major risk types, including credit risks and non-financial risks.

Scenario analysis informed by industry collaboration

In 2020, we were one of the pilot banks testing the Paris Agreement Capital Transition Assessment (PACTA) methodology. This methodology provides an assessment of a bank’s credit-financed activities in relation to the global shift to a low-carbon economy. We studied the alignment of select climate-sensitive sectors in our corporate credit portfolio with Paris Agreement benchmarks.

One of the results shown by the PACTA for lending assessment was that the fuel mix in UBS’s power utilities credit portfolio was significantly less carbon-intensive than the global corporate economy, as of 2019. As an outcome of the collaboration between UBS and 16 other international banks, academia and experts, a PACTA for Banks Methodology Document was published.

In 2022, we participated in the PACTA climate alignment test focused on assessing listed investments (including equities and bonds), mortgages and direct real estate portfolios. The 2022 PACTA results for this portfolio were compared with the aggregated results of all participating banks’ portfolios.

A detailed report of the PACTA 2022 climate alignment test for the Swiss financial market is available from the Swiss Federal Office for the Environment (FOEN). It promotes industry learning and supports information flow on progress made and efforts still needed. Overall, the test results have confirmed findings from our previous in-house assessment on climate risk. So far, we have not identified significant climate-related financial risk on our balance sheet. This is explained by our firm’s relatively small lending book in climate-sensitive sectors and the availability of insurance where we have relevant exposures to such sectors (e.g., Swiss mortgage lending book).

›	Refer to bafu.admin.ch/bafu/en/home/topics/climate/info-specialists/climate-and-financial-markets/pacta.html for more information on the PACTA 2022 climate alignment test

Climate risk monitoring and risk appetite

In 2022, we expanded our suite of climate risk metrics in response to evolving industry and regulatory guidance. This included the further enhancement of both transition and physical risk heatmap methodologies, the introduction of a nature-related risk metric, and the expansion of legal-entity-level climate risk metrics.

›	Refer to our transition and physical risk heatmaps above

The current inventory of UBS’s exposure to climate-sensitive activities (transition, physical and nature-related risks) at the sector level is summarized in the tables below. Exposures may appear either under one or more of the risk types, as the methodologies are distinct in their approach and application and should not be added up as one total exposure figure. Climate risk analysis is a novel area of research, and, as the methodologies, tools and data availability improve, we will further develop our risk identification and measurement approaches.

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Risk exposures by sector1,2

	Exposure		Transition risk				Physical risk			Nature-related risk[6]
Sector / Subsector	2020– 2022 trend	2022 (USD billion)	2022 climate- sensitive exposure[3]	2022 risk- rating category[3]	2020– 2022 trend in risk profile[4]	In scope of net- zero target (%)[5]	2022 climate- sensitive exposure[3]	2022 risk-rating category[3]	2020– 2022 trend in risk profile[4]	2022 nature- related sensitive exposure[3]	2022 risk-rating category[3]	2020– 2022 trend in risk profile[4]
Agriculture
Agriculture, fishing and forestry	i	0.3	0.0	Moderately low	h		0.3	Moderate	i	0.2	Moderate	i
Food and beverage	i	3.2	1.4	Moderate	i		2.3	Moderate	i	1.3	Moderately low	i
Financial services
Financial services	h	46.9	0.0	Low	i		7.1	Moderately low	i	0.7	Low	g
Industrials
Cement or concrete manufacture	h	0.5	0.5	Moderately high	i	98	0.5	Moderate	i	0.5	Moderately low	i
Chemicals manufacture	i	1.0	1.0	Moderately high	i		1.0	Moderate	h	0.5	Moderate	h
Electronics manufacture	i	1.8	0.0	Moderately low	i		0.1	Moderately low	h	0.5	Moderately low	i
Goods and apparel manufacture	h	2.1	1.0	Moderate	i		0.9	Moderately low	i	1.2	Moderate	i
Machinery manufacturing	i	2.9	2.6	Moderate	i		0.1	Moderately low	i	2.3	Moderate	i
Pharmaceuticals manufacture	h	1.9	1.9	Moderately high	i		0.2	Moderately low	i	1.7	Moderate	i
Plastics and petrochemicals manufacture	i	0.9	0.9	Moderate	i		0.8	Moderate	i	0.4	Moderately low	i
Metals and mining
Conglomerates (incl. trading)	i	2.4	2.4	Moderate	i		0.4	Moderately low	i	0.0	Moderately low	i
Mining and quarrying	i	0.4	0.0	Moderately low	i		0.4	Moderately high	i	0.4	Moderately low	i
Production	h	0.4	0.4	Moderate	i		0.1	Moderate	h	0.3	Moderate	i
Fossil fuels
Downstream refining, distribution	h	0.3	0.3	Moderate	h		0.3	Moderate	i	0.0	Moderately low	i
Integrated	i	0.4	0.4	Moderately high	i	100	0.4	Moderate	i	0.0	Moderately low	i
Midstream transport, storage	h	0.0	0.0	Moderate	i		0.0	Moderate	i	0.0	Low	i
Trading	h	5.2	5.2	Moderate	i		5.2	Moderately high	i	0.0	Moderately low	i
Upstream extraction	i	0.1	0.1	Moderately high	i	95	0.1	Moderate	i	0.0	Moderately low	i
Real estate
Real estate development and management	i	5.6	1.8	Moderately low	i		0.8	Moderately low	i	5.5	Moderately low	i
Residential[2]	h	158.9	0.0	Low	g	99	0.0	Low	g	0.0	Not Classified	g
Commercial[2]	h	47.1	1.4	Moderately low	i	97	1.7	Low	h	21.0	Moderately low	h
Services and technology
Services and technology	i	19.6	0.0	Low	i		3.0	Moderately low	i	2.1	Low	g
Transportation
Air transport	i	1.8	1.8	Moderate	i		1.1	Moderate	i	1.8	Moderate	i
Automotive	i	0.4	0.1	Moderately low	i		0.0	Moderately low	i	0.4	Moderate	i
Parts and equipment supply	i	0.5	0.5	Moderate	i		0.1	Moderately low	i	0.4	Moderately low	i
Rail freight	i	0.7	0.0	Low	i		0.2	Moderately low	i	0.7	Moderate	i
Road freight	i	0.5	0.5	Moderate	i		0.2	Moderately low	i	0.0	Moderately low	i
Transit	i	0.2	0.0	Moderately low	i		0.1	Moderately low	i	0.0	Moderately low	i
Water transport	i	0.4	0.0	Moderately low	i		0.4	Moderate	i	0.4	Moderately low	h
Utilities
Other	i	0.2	0.1	Moderately low	h		0.1	Moderate	i	0.2	Moderately high	h
Secondary energy production	h	2.0	0.5	Moderately low	i	91	2.0	Moderate	i	1.5	Moderate	i
Secondary energy trading	i	0.0	0.0	Moderately low	i		0.0	Moderate	i	0.0	Moderately high	h
Private lending
Lombard[2,7]	i	137.3	0.0	Low	i		0.0	Moderately low	i	0.0	Low	g
Private lending, credit cards, other[2]	i	4.1	0.0	Not Classified	g		0.0	Not Classified	g	0.0	Not Classified	g
Total	i	450.0	24.9	Moderately low	i		30.0	Moderately low	i	44.0	Moderately low	i
of which sensitive exposure (%)			5.5				6.7			9.8

1 Consists of total loans and advances to customers and guarantees, as well as irrevocable loan commitments (within the scope of expected credit loss), and based on consolidated and standalone IFRS numbers, in USD billion. Metrics and trends are calculated and restated based on 2022 methodology, across three years of reporting, 2020 to 2022.    2 Methodologies for assessing climate- and nature-related risks are emerging and may change over time. As the methodologies, tools, and data availability improve, we will further develop our risk identification and measurement approaches, including further and updated geospatial analysis of properties securing financing with UBS (real estate) and better understanding how private lending (e.g., Lombard) activities may result in direct financial impacts for UBS. For physical climate risks, UBS has identified select properties in its real estate portfolio that are vulnerable to acute climate hazards. However, real estate rating is assigned based on the riskiness of loan counterparties or qualitative estimates leveraging internal studies.    3 Climate- and nature-related risks are scored between 0 and 1, based upon sustainability and climate risk transmission channels, as outlined in the methodology Appendix. Risk ratings represent a range of scores across five risk-rating categories: low, moderately low, moderate, moderately high, and high. Climate- or nature-sensitive exposure metric is determined based upon the top three out of five rated categories: high to moderate. Legend on risk codes: not classified means the respective category of risk rating is not classified and its range of risk profiles scores 0%; low means the category of risk rating is low and its range of risk profiles scores ≤19%; moderately low means the category of risk rating is moderately low and its range of risk profiles scores >19% and ≤39%; moderate means the category of risk rating is moderate and its range of risk profiles scores >39% and ≤59%; moderately high means: the category of risk rating is moderately high and its range of risk profiles scores >59% and ≤79%; high means the category of risk rating is high and its range of risk profiles scores >79% and ≤100%.    4 A material change in risk profile (discrete risk score, weighted average per sub-sector) is considered as >5% shift up, or down.    5 Calculated as % of total exposure to the sub-sector, overall net-zero targets cover 45.6% of UBS lending, as defined in footnote 1.    6 Nature-sensitive metric is provided as a proof-of-concept, as part of an ongoing collaboration between UBS and UNEP-FI. UBS continues to collaborate to resolve methodological and data challenges, and seeks to integrate both impacts to and dependency on a changing natural and climatic environment, in how it evaluates risks and opportunities.    7 Lombard lending rating is assigned based on the average riskiness of loans.

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Monitoring and risk appetite setting

Our sustainability and climate risk policy defines the qualitative risk appetite for climate risk and is continuously improved. Details of climate-related standards in the energy and utilities sectors can be found in the sustainability and climate risk policy framework.

›	Refer to the sustainability and climate risk policy framework in the “Appendix 2 – Governance” section of this report for further details about our sustainability and climate risk governance

Climate risk management and control

Our standard financial and non-financial risk processes ensure that we identify, assess, approve and escalate material climate risks in a timely manner. We define key responsibilities, processes and tools applicable to the business divisions and Group Functions as part of our climate risk program.

In 2022, we continued our climate risk-related training for employees. Our SCR unit delivered awareness training that included climate risk aspects to our business divisions and Group Functions. Our SCR specialists also provided education sessions with a specific focus on net zero, while in previous years our Head SCR delivered a quarterly risk speaker series focusing on sustainability and climate risk. In addition, we offered, in collaboration with the UNEP-FI Program, a comprehensive set of training sessions (21 in total) focusing on the Task Force on Climate-related Financial Disclosures (the TCFD) roadmap to our employees.

Climate risk reporting

We automated the climate transition risk heatmap for periodic internal risk reporting and introduced a physical risk heatmap. Since then, the climate risk heatmap has been included in quarterly internal risk reports for the Group, as well as key entities and the business divisions. This fully automated process includes banking products, traded products, issuer risk and collateral exposures to climate risk (transition risk only). During 2023 we expect to extend this internal reporting to cover physical risk. The development of internal and external climate risk disclosures will continue in the coming years in the context of our climate risk program in order to address regulatory expectations and provide leading practice in this space.

Our investment management approach to climate risks

Our approach in Asset Management

Our overall strategy for managing climate risks is to integrate risk data and insights into our investment management processes. In our public markets investments, this begins with assessing ESG issues based on our ESG Material Issues framework, which identifies the most relevant issues per sector making the connection to key value drivers that may impact the investment thesis across sectors. We have updated our ESG Material Issues framework with a sector-based view of exposures to physical and transition climate risks.

To further facilitate the integration of sustainability factors (including climate risks) into investment decisions, Asset Management has a proprietary ESG Dashboard using data sets from a variety of external ESG data providers, which generates a risk signal across several risk dimensions. This is available to investment teams via a dashboard giving a structured, holistic view of ESG risks. During 2022 we onboarded additional climate physical and transition risk datasets. We have enhanced our proprietary ESG Dashboard with this climate physical and transition risk data, and with alerts to highlight the highest risk issuers. Leveraging the risk data insights, research analysts complete a qualitative ESG risk assessment encapsulated in an ESG risk recommendation, informing portfolio manager investment decisions.

We view active ownership as an important tool to manage climate risk of issuers. Asset Management has run a dedicated climate engagement program since early 2018 focused on high emitting sectors to drive stronger integration of climate risk management into business strategies.

Asset Management’s Real Estate and Private Markets (REPM) business also incorporates physical and transition risks into its investment and ongoing management processes. We consider key transition risks using our proprietary in-house ESG Dashboard which assesses over 1,500 of our directly controlled real estate assets’ environmental performance against pathways and targets. We are in the process of refreshing our energy/emission/water/waste reduction targets with help from our sustainability consultants across the world which would apply at portfolio level, supported by individual asset-level action plans towards those targets. Our primary emission reduction strategies focus on implementing improvement measures to minimize energy demand, improve energy efficiency, installing renewables on site where feasible and procuring green energy from third parties where on-site renewables are not sufficient. We may in the future also employ secondary carbon reduction strategies, including the purchase of energy credits to offset any residual emissions as we approach our net-zero targets.

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On the physical risk side, for our direct investments in real estate, we use a third-party location risk intelligence tool to analyze asset-level physical risk. We use another third-party data provider to inform our assessment of physical risk in our indirect real estate investments. Based on each investment’s specific location, these tools allow REPM to identify each asset’s potential physical risks under a variety of climate change scenarios and timelines.

During 2022, REPM analyzed its direct real estate assets using the location risk intelligence tool. In 2023, we plan to incorporate these physical risk results for all our Global Real Estate Sustainability Benchmark (GRESB)-participating direct real estate funds into our proprietary ESG Dashboard that already considers our transition risk data. This next step will establish a composite physical risk score for each asset which will help us to identify the highest risk assets as a priority for further analysis and assessment. It will also enable us to generate a risk profile for each portfolio based on the risk profile of its underlying assets. Currently we are performing physical risk screening prior to the acquisition of any asset, and annually for assets where we are currently invested. Our purpose is to use information from our dashboard and third-party providers to develop physical climate risk mitigation plans, where needed, for existing real estate assets and new acquisitions. In our indirect real estate activities, we will similarly use third-party data to identify key engagement focus areas in our underlying fund holdings.

As part of the second line of defence controls performed by Group Risk Control, we integrate climate risk in the risk control and monitoring process of Asset Management portfolios. We have developed a risk control dashboard to identify, assess and monitor climate risks. Among other sustainability risk metrics such as ESG scores and risk ratings, the dashboard allows us to monitor the weighted average carbon intensity of portfolios against their respective benchmarks. Through this dashboard, Risk Control provides internal reporting of sustainability risk exposures for further assessment and escalation.

›	Refer to the “Appendix 3 – Environment” section of this report for more information on our environmental risk analysis for Hong Kong and Singapore

Our approach in Global Wealth Management

The majority of our discretionary portfolios comprises of investment funds from third-party fund managers and Asset Management where appropriate. Generally, Global Wealth Management acts as an asset allocator and manager of these portfolios but does not control portfolio construction and management within the underlying fund investment solutions. To that end, in the past we engaged with fund partners about climate risk issues, including discussions on readiness with relevance to net-zero commitments and the TCFD. We commit to engage in regular dialogue with our fund partners to ensure that industry best practices are being followed on behalf of our clients and stakeholders.

›	Refer to the “Appendix 3 – Environment” section of this report for a more detailed discussion of our climate risk assessment as applied to discretionary portfolios managed in Singapore

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Reducing our environmental footprint

We are working to minimize our own operational footprint and support our employees, clients, suppliers and investors in the decarbonization of their activities.

By ensuring extensive and accurate reporting of the progress to reduce greenhouse gas (GHG) emissions, we are laying the groundwork for transparent monitoring by our stakeholders. Energy aside, our other environmental focus areas are water, paper, waste and travel.

Environmental focus areas

Energy reduction and sustainable buildings

We have stepped up efforts to reduce our operational energy consumption while also improving the efficiency of our corporate real estate portfolio. We achieved an energy consumption reduction of 8% in 2022, compared with 2021. Several different initiatives contributed to this reduction, for example, reducing our global real estate and data center footprint, investing in more sustainable buildings and upgrading existing buildings by switching to energy-saving LED lamps and replacing pumps, heating systems and other equipment. We also installed solar panels on 3 buildings during 2022. These measures led to a reduction of 13% in our scope 1 and 2 emissions compared to the previous year.

We remain committed to sourcing 100% renewable electricity across our operations globally. For 2022, despite challenging circumstances, we achieved 99% in line with RE100 initiative requirements.1 We have taken further steps to decarbonize our operations. Several locations have been certified to internationally recognized green-building standards, including our office in Shenzhen. It achieved the highest score for LEED Platinum v4 globally at the time of certification (October 2022). To ensure our buildings adhere to such high standards in the future, we have designed and are implementing a new internal benchmark to rate potential real estate options based on their environmental impact and sustainability. This benchmark was built on foundations from international standards such as Leadership in Energy and Environmental Design (LEED), the Building Research Establishment Environmental Assessment Method (BREEAM) and Green Mark.

›	For more details on LEED certifications refer to usgbc.org/projects

1 RE100 is a global corporate renewable energy initiative, which brings together hundreds of large businesses committed to 100% renewable electricity.

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For the transition period to net-zero scope 1 and 2 emissions by 2025, we have purchased high-quality nature-based carbon offsets to compensate for our current net emissions. From 2025 onward, we expect there will be a residual amount of emissions that cannot be fully mitigated. We have therefore contracted over 80,000 metric tons of permanent carbon removal, of which we anticipate needing 8,000 to 10,000 metric tons per annum. Our commitment to the very highest standards of permanent carbon removal also creates an implied internal cost of carbon of approximately USD 400 per metric ton for scope 1 and 2 emissions and provides a strong reduction incentive, for instance on investment cases that seek to eliminate fossil fuel heating systems.

Reducing water, paper and waste

We regard the reduction of water consumption as a key priority. With many countries experiencing severe droughts in 2022, the urgency is clear. Some of the efficiency measures we took included the use of aerator taps, waterless urinals, new mixing valves and WaterSense-certified showerheads. As a result, we were able to retain the low level of water use from 2021 and avoid an expected increase from higher employee presence in our offices.

We reduced paper consumption per full-time equivalent (FTE) by 8% compared to 2021 through our #ZeroPaper campaign. We achieved this by an ongoing reduction of the number of printers in our offices and several employee awareness campaigns. In addition, our firm’s employees have continued their reduced printing habits when returning to the office after the pandemic. We also launched a concerted effort to map all our paper-intensive processes and find alternatives. Our paper usage consists of 21% copier / printer paper, 52% client output and 8% publications, with the remainder coming from various paper products. The share of paper sourced either from recycling, or paper certified by the Forest Stewardship Council (the FSC) was 76%.

We eliminated takeaway packaging at selected locations, as part of our efforts to reduce our waste production. This resulted in an elimination of 650,000 single use items per year. This supported a general waste reduction per FTE by 6% compared to 2021. We also cut landfill waste by 1% compared to the prior year, to approximately 2,300 metric tons globally.

Travel

We see travel activity returning again after the pandemic. Through our travel policy, we actively promote video conferencing and other collaboration tools as a first option to reduce air travel. Secondly, we focus on the means and frequency of travel and work to change mindsets and traveler behavior. During 2022 we introduced CO2 emissions as a key metric on all business-reporting dashboards and introduced emissions metrics at the time of booking to support more sustainable travel through lower carbon options such as train rather than air travel. Among our preferred hotels are those that have met certain sustainability criteria. These have a green flag credential that is visible at the time of booking to aid bookers in their decision-making. We continue to purchase high-quality carbon offsets that correspond with 100% of our air travel emissions.

Biodiversity

We introduced measures to improve biodiversity, for example through the installation of new beehives at some of our office locations and tree planting initiatives across Europe. We also introduced an annual “Clean-up day,” during which UBS volunteers took part in a coordinated effort to clean up street litter in their respective cities.

Emissions in our value chain

We recognize the importance of better understanding the emissions resulting from our value chain. For scope 3, category 1, we have made a first estimation, which enabled us to identify the top contributors and design a program for their engagement.

›	Refer to “Monitoring the environmental impact of our supply chain” below

We are also looking to quantify any relevant scope 3 emissions from categories 1 to 14, for instance employee-related ones resulting from working from home and commuting.

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Our environmental management system (EMS)

All our environmental activities, including the entire scope of UBS products, services and in-house operations, are subject to our EMS, which we run in accordance with ISO 14001:2015. We have done so since 1999, when we were the first bank to obtain this certification for our worldwide EMS. Since then, we have successfully passed the ISO 14001 audits every year. Additionally, in the EU and the UK we are certified according to the energy management system standard ISO 50001:2018. Information on our environmental indicators (energy, water, paper, waste, recycling and travel) and associated GHG emissions is externally verified on the basis of the ISO 14064:2018 standard. These three sets of comprehensive audits confirm the appropriate policies and processes are in place to manage environmental and energy topics in our operations and that they are applied on a day-to-day basis.

Challenges

During the second half of 2022 the energy supply situation in Europe prompted us to introduce additional operational measures to decrease energy use generally and natural gas use specifically. Examples include lowering heating set-point temperatures, reduced comfort cooling in offices and tighter control of lighting. In line with government recommendations, we also switched from natural gas to oil to fuel some of our heating systems in Switzerland. Because our environmental reporting year is 1 July to 30 June, the result of these measures will be shown in our 2023 sustainability disclosure. While the energy reduction measures will have a positive impact on our energy usage, the temporary fuel switch will result in a modest increase in our emissions for that period. We remain committed to our net-zero scope 1 and 2 emissions goal for 2025.

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Monitoring the environmental impact of our supply chain

We are strengthening sustainable practices and engaging with many of our suppliers on climate information disclosures to create transparency and commitment toward the reduction of GHG in our supply chain. In 2021, we received external recognition for our efforts through the CDP Supplier Engagement Leaderboard.

In 2022, we identified “GHG key vendors,” which we define as those vendors that collectively account for >50% of our estimated vendor GHG emissions. We then invited the vendors that accounted for 67% of our annual vendor spend to disclose their environmental performance through CDP’s Supply Chain Program. This included all GHG key vendors. We implemented a structured communication plan, conducted webinars to guide our vendors through the disclosure process and requirements, and met with all the GHG key vendors to ensure they understood the need for and importance of declaring their emissions and committing to their own net-zero targets.

The results have been very positive, with 66% of the invited vendors completing their climate disclosures in the CDP platform. This not only enables us to develop tailored engagement plans based on the maturity of the vendor, it also provides a vital input for us to establish a baseline for supply chain vendor scope 3 emissions and identify focused emissions reduction initiatives. In 2023, we plan to extend CDP to a further set of vendors, thereby expanding coverage across our supply chain.

›	Refer to the “Appendix 3 – Environment” section of this report for details on the methodology applied

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Engaging in sustainable technology

Leveraging the power of knowledge of our technologists

The Group-wide Sustainable Technology Guild (the STG) of our Chief Digital and Information Office (the CDIO) aims to raise awareness among our firm’s technology teams of sustainable technology initiatives and accelerate the execution of strategic plans that will have a positive environmental impact. The STG also contributes to our firm’s net-zero-by-2050 ambition by rethinking ways that we develop and deploy applications, store data and manage our firm’s infrastructure to fully offset legacy CO2 emissions in CDIO Technology.

Staffed by a volunteer community of UBS employees, the STG has expanded and now includes subject matter experts, such as key talent technology engineers and business influencers,1 who have a strong interest in sustainable technology. Backgrounds range from software development to infrastructure engineering, cloud computing, real estate expertise, initiative management and communications.

The STG has been focusing on four distinct tracks, all of which are sponsored by our firm’s senior management:

–

Optimization of our on-premises technology estate to support more energy-efficient consumption, by continuous decommissioning of unused and power-intense technology components, as well as changes to hours of operations;

–	application development with sustainability in mind, achieved by providing transparency, using near real-time metrics, to application owners about the environmental impact of their applications;

–	execution of our Cloud First strategy and continuous adoption of our primary strategic Cloud partner, Microsoft; and

–

optimization of projects, process, production environment and people by running internal campaigns to encourage employees to clear up their archives and the applications and systems that they are accountable for.

Across all these initiatives, CDIO Technology continues to upgrade our firm’s technology infrastructure with newer and more efficient, market-leading infrastructure and technology vendors, moving some technology platform workloads from its on-premises and private cloud servers to Microsoft Azure yielding energy reductions of, in some specific use cases, up to 30%.

We have joined the Green Software Foundation (the GSF), as part of our ongoing commitment to drive more sustainable practices. As a GSF steering member, we explore ways of reducing emissions associated with our large technology estate. For example, UBS and Microsoft co-developed a Carbon Aware API. This open-source solution recommends scheduling workloads requiring heavy computer power during times when clean, renewable or low-carbon sources of electricity are most available. Both firms then provided this solution to the GSF so it could be shared with large and small companies around the world.

1 Members of staff with specialized knowledge and expertise on sustainable technology and whose roles have a wide reach across their respective teams.

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Social

Why people matter

We aim to be a diverse and inclusive organization with a global presence. We believe it is not just the right thing to do, but also that it creates a virtuous cycle of viable, long-term economic and social development. We aim to address societal challenges through our interactions with each other, the communities in which we operate and our wider stakeholders, through client and corporate philanthropy as well as employee engagement, with a focus on health and education.

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People and culture make the difference

Driving sustainable performance

“Connecting people for a better world” starts with us. Our global presence across 48 countries, combined with the expertise of more than 74,000 employees, positions us to create better outcomes for our clients, communities and each other.

We are dedicated to being a world-class employer for talented individuals across all our markets and a place where people can unlock their full potential. Our employees strive to execute our business strategy and deliver on our client promise. We therefore aim to hire and effectively manage a diverse range of talented people who have the capabilities, potential and mindset to help us achieve our goals.

As a founding member of the World Economic Forum’s Good Work Framework, we are partnering with like-minded companies to develop and implement metrics that support high-quality work worldwide. We invest in our culture and in the growth and well-being of our employees as a core part of our people management strategy.

›	Refer to the “Appendix 4 – Social” section of this report for more details about our workforce

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Live up to our purpose and shape our culture

Everything we do starts with our purpose. It articulates why we do what we do, and why it matters. Our culture is based on our three keys to success: our Pillars, Principles and Behaviors. These elements determine what we stand for and how we operate, and they drive both our people management processes and our business decisions.

We build culture through a number of Group-wide, divisional and regional initiatives. Key among these is our Group Franchise Awards (GFA) program that recognizes and rewards employees for sharing innovation or simplification ideas, and for cross-divisional collaboration. Since 2016, more than 7,600 ideas have been submitted, with a 21% increase in submitted ideas in 2022, indicating a higher innovative mindset of our employees. Our global peer-to-peer appreciation program, called Kudos, is an easy way for employees to acknowledge colleagues’ exemplary behavior while fostering continuous improvement and higher employee satisfaction. In 2022 alone, employees gave 424,000 recognitions.

›	Refer to the “Strategy” section of this report for details about our purpose

›	Refer to the “Appendix 4 – Social” section of this report for details about community impact and employee volunteering activities

Build a diverse, equitable and inclusive workplace

Our diversity, equity and inclusion (DE&I) strategy and initiatives focus on a wide range of characteristics including gender, gender identity, sexual orientation, ethnic diversity, disabilities, age, and veteran status, along the entire employee life cycle. Our businesses aim to hire individuals with strong potential along with diverse skills, backgrounds and perspectives. We invest in the development of all employees and give them the visibility and opportunities to realize their potential, and implement Group-wide divisional and regional initiatives that support their career growth. These efforts collectively support the progress towards achieving our DE&I aspirational goals. For example, our partnerships with the Investments and Wealth Institute (the IWI) and Kaplan Financial Education in the US provide scholarships for diverse Wealth Management professionals at UBS to pursue industry certifications in investment management, private wealth advisory, retirement management and financial planning. Our leaders and employee networks are essential in our work to build a sense of belonging and to advance our goals.

We have an ongoing focus on the importance of inclusive leadership skills, ensuring equity in our policies and practices, and increasing the representation of women and ethnic minority employees. We take a multi-faceted approach that considers recruitment, development and belonging perspectives. For example, we support flexible working arrangements that benefit current employees and help us attract a more diverse pool of applicants. We also assess executive candidates for inclusive leadership competencies.

Our UBS Career Comeback program continues to be important in hiring and retaining more female leaders and subject matter experts. Introduced in 2016 and offered globally since 2019, UBS Career Comeback helps experienced professionals return to corporate jobs after a break or a shift in their career. To date, 213 women and 21 men have relaunched their careers with us.

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In 2020, we outlined our intention to increase our female and ethnic minority representation, especially among management, and we have made steady progress toward achieving those aspirations. Women now account for 41% of our workforce and 27.8% of our Director-level and above population. At the same time, 42% of our Group Executive Board (GEB) members are female, as are 29.4% of senior managers who report directly to a member of the GEB. Due to variations in legal requirements and historical progress, we continue to take a country-specific approach to increasing our representation of ethnic minorities. At the present time, our focus is largely on the UK and the US.

We are proud to support the mission of The Valuable 500 and are committed to disability inclusion. In 2022, we implemented global accessibility standards for digital content and services and increased the physical accessibility of many of our locations and ATM interfaces, both of which improved client and employee experiences. We also hired a disability recruitment specialist and trained recruiters to more effectively hire and onboard candidates with disabilities. In July, we were named a “Best place to work for Disability Inclusion” in the US by the Disability Equality Index.

Our 48 employee networks are strong advocates in strengthening our inclusive culture. Whether the topic is gender, gender identity, sexual orientation, culture, ethnic diversity, disability, parenting, elder care or age, employee volunteers in every region host numerous educational events every year to promote awareness, understanding and a greater sense of belonging.

›	Refer to our Diversity, Equity & Inclusion Report 2022, available in Q2 2023 at ubs.com/diversity, for more details

Part of building an inclusive workplace is providing equitable access to employment and advancement opportunities. We are an equal opportunity employer, and our policies do not tolerate harassment of any kind. We have measures in place to prevent bullying, victimization, harassment and retaliation, as well as an anti-harassment officer, who provides an independent review of the relevant policies and procedures.

Our policies encourage employees to openly raise concerns, with their line manager or HR and to immediately report any potential violations of our Code of Conduct and Ethics (the Code) to their line manager or local compliance officer. Staff have multiple ways (including a confidential whistleblowing hotline and online form that offer anonymity) to raise concerns about any suspected breach of laws, regulations, rules or other legal requirements, policies or professional standards, sexual misconduct or harassment, or any violation of the Code. We do not tolerate any form of retaliation against any employee who reports a concern that they reasonably believe is a breach or violation.

Pay our people fairly and equitably

Pay equity and equal opportunity are fundamental to achieving our purpose. To connect for a better world, providing equal support to all our employees, with their diverse experiences, perspectives and backgrounds, is critical to our success. Factors such as gender, race, ethnicity, part-time status or a recent leave of absence should not impact opportunities.

Fair and consistent pay practices are designed to ensure that employees are appropriately rewarded for their contribution. We pay for performance, and we take pay equity seriously. We’ve embedded clear commitments in our global compensation policies and practices, and we regularly conduct internal reviews and external audits as quality checks. If we find any gaps not explained by business or by appropriate employee factors such as role, responsibility, experience, performance or location, we look at the root causes and address them.

Since 2020, we have been certified under the EQUAL-SALARY Foundation standards for our human resources practices in Switzerland, the US, the UK, the Hong Kong SAR and Singapore, covering more than two-thirds of our global employee population. Our global human resources policies and standards, including reward, performance management and promotion, from hiring through retirement, are reviewed annually to further improve our approach and processes. Our processes are global and we apply the same standards across all our locations.

The firm also successfully completed an equal pay analysis in Switzerland in 2020, as required by the Swiss Federal Act on Gender Equality. The results of the analysis confirmed that we are fully compliant with Swiss equal pay standards. These holistic certifications are a testament to our well-established equal opportunity environment and the strength of our human resources practices, including performance and reward.

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In 2022, we extended our internal fair pay analysis by assessing employees’ salaries against local living wages, using benchmarks defined by the Fair Wage Network. Excluding our US Financial Advisor population and their related support population (as their compensation is primarily based on a formulaic approach), our analysis showed that employees’ salaries were at or above the respective benchmarks, and the few outliers have all been addressed. UBS is committed to fair pay and supports all employees being paid at least a living wage.

›	Refer to our UBS Compensation Report 2022 at ubs.com/annualreporting

Environmental, social and governance (ESG) objectives are considered in the compensation determination process in objective setting, performance award pool funding, performance evaluation and compensation decisions. ESG-related objectives have been embedded in our Pillars and Principles since they were established in 2011. In 2021, we introduced explicit sustainability objectives in the non-financial goal category of the Group CEO and GEB scorecards. These sustainability objectives are linked to our priorities, and their progress is measured via robust quantitative metrics and qualitative criteria. Sustainability objectives are individually assessed for each GEB member, and consequently directly impact their performance assessments and compensation decisions.

In addition, in the performance award pool funding across the Group, ESG is also reflected through an assessment of progress made against targets linked to our focus areas of Planet (including climate-related goals), People (including progress made against our diversity ambitions) and Partnerships, alongside other key dimensions. Therefore, ESG is taken into consideration when the Board of Directors’ Compensation Committee assesses not only what results were achieved but also how they were achieved. For 2022, we established robust and concrete targets, and made good progress toward achieving them. We continue to increase our focus on this topic.

›	Refer to “GEB performance assessments“ in our Compensation Report 2022 for more information

›	Refer to “Our focus on sustainability and climate,” “Employees” and “Social impact” in our Annual Report 2022 for more information

›	Refer to ubs.com/gri for more information about ESG-related topics

Seek out employees’ views and act on them

We have processes in place to listen to our employees and use their feedback to continuously improve. We connect with employees through our internal communications channels, senior-leader events, townhall and small-group meetings, along with other forums. Our “GEB unplugged” event in September 2022 was one such opportunity to engage with senior leaders with regard to our strategy, priorities and leadership style.

Every year, our employees have numerous opportunities to give feedback on topics such as strategic alignment, employee engagement and well-being, collaboration, innovation, career development, and line manager effectiveness. We have designed our employee listening strategy to be adaptable, to capture feedback in a timely way and, above all, to drive meaningful improvements to the employee experience. We conduct employee life cycle surveys, in-depth analysis to solve specific business issues, and quick “pulse” surveys to understand what’s top of employees’ minds.

Group-wide surveys measure cultural indicators such as line manager effectiveness and employee experience. Our 2022 all-employee survey assessed indicators such as engagement, strategic direction, culture and career opportunities. An employee net promoter (eNPS) score of +19 confirmed that our employees recommend UBS as an employer. Results also indicated that 67% of employees were satisfied with our talent management practices and 80% recognized our positive work environment. Both of these scores were above the financial services norm. We want to continue to be an employer of choice in financial services.

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In addition to seeking out employee feedback, we maintain an open dialogue with our formal employee representation groups. The UBS Employee Forum (our European Works Council) and the UBS Europe SE Works Council represent 16 countries and consider topics related to our performance and operations. Local works councils such as the Employee Representation Committee in Switzerland discuss topics such as benefits, workplace conditions and redundancies. Collectively, these groups represent approximately 47% of our global workforce.

Where applicable, our operations are subject to collective bargaining agreements (CBAs). In all those locations, the employment terms and conditions for any employees not covered by CBAs are aligned with those agreements. Benefits are aligned with local markets, and due to the competitive labor environments in which we operate, often go beyond legal requirements or market practice.

Attract employees with the right capabilities and support their development

We strive to hire diverse individuals with strong potential, along with the right capabilities and agile mindsets to help us deliver innovative and personalized products faster, and in a more connected way. We hired a total of 12,693 external candidates in 2022, adding more than 1,900 graduates and other trainees, apprentices and interns through our various junior talent programs. We are the largest apprenticeship provider in Switzerland, and we actively promote multi-year programs in Switzerland and in the UK, along with summer internship programs in numerous locations. In 2022, for the 14th year, UBS was recognized among the top 50 World’s Most Attractive Employers by Universum.

›	Refer to this report’s Supplementary Information document or to ubs.com/global/en/careers/awards.html for employer ratings and recognitions

We also invest in our employees’ retention and development. That’s one reason why we support hybrid working arrangements wherever possible. Considering various role and regulatory restrictions, around 93% of employees are eligible to work at home several days a week, with agreed in-office days to support collaboration and culture building. A new virtual worker framework launched in the US in March 2022 will allow eligible employees to work completely remote. We have found that options such as this, along with flexible locations, flexible hours, part-time working, job-sharing and partial retirement, benefit current employees and improve client service while attracting a wider range of candidates and making us a stronger, more dynamic company.

No matter where or how our employees work, we want them to have opportunities to build long and satisfying careers here. We aim to take a systematic approach to talent management, conducting annual talent reviews that look at our succession planning needs, along with employees’ contributions, capabilities and future potential. At a Group level, we especially focus on supporting internal mobility for all employees and on creating a talent pipeline, from graduate and international mobility programs for early career talent to targeted development for mid-level and senior leaders. Our business divisions and Group functions promote development particularly through mobility, stretch assignments, rotations, key talent programs and mentoring.

Among senior management, regular Leadership Summits allow business heads to align with our purpose and strategy in particular. These concepts then become tangible within their teams, accelerating our transformation.

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All managers are expected to have regular development-focused conversations with their direct reports as part of our performance management process. To support them, we offer training for new line managers and a range of resources for experienced ones. We also hold managers accountable, in part through an annual survey that asks employees about their manager’s effectiveness in decision-making, building culture, innovation and providing feedback, among other topics.

Internal mobility remains a key aspect of our talent management approach. In 2022, around 37% of all our open roles were filled by internal candidates, including 76% of the positions at one level below the GEB. At the same time, 1,704 employees moved to a role in a different business division and 570 changed regions.

Our innovative Career Navigator platform has been pivotal in helping our employees achieve their professional goals. It offers a wide range of self-service tools and resources, including networking and mentoring opportunities, career path and training guidance, access to short-term rotations, and internal mobility tools, such as a job board accessed by almost 36,000 employees in 2022. In addition, 889 employees benefited from a mentoring relationship. By end of 2022, 7,170 people have shared their skills to be approached by colleagues or recruiters directly for their subject matter expertise.

Our in-house UBS University delivers formal training, along with quick learning bites and other resources. Our largely online offering focuses on building skills for use now and in the future and includes specialized business training, client advisor certification and both leadership and line manager training. We introduced foundational training on sustainability and sustainable finance in 2022, and modules on agile working, data literacy, regulatory requirements, diversity and inclusion, well-being and other topics round out the curriculum.

In addition, a new learning experience platform now offers AI-powered training recommendations based on an employee’s unique needs and interests. We invested more than USD 78 million in training in 2022 and streamlined our mandatory training offering to optimize the learning experience. In 2022, our full-time employees completed more than 1,327,000 learning activities, for an average of two training days per employee.

Work smarter

We continued to advance new ways of working, driven by changing markets and our client needs. Most visibly, we accelerated our agile transformation. Pods of specialists with end-to-end responsibility can achieve better results, more quickly. We are convinced that this will create better outcomes for clients and improve our employees’ work experience. As of year-end 2022, approximately 18,500 employees across the firm were working in agile teams. The adoption of one consistent model across the firm has been key to our transition, supported by a knowledge-sharing community and specialized training delivered through the Agile Academy within our UBS University.

Agility drives simplification. We are committed to making it even easier for our clients to do business with us and for our employees to work at UBS. Throughout 2022, we focused on making our firm simpler, faster and more effective, for example by moving away from committee-based decisions, reducing the number and complexity of policies, and streamlining decision-making authorities. As a result, accountability moved closer to the relevant business and employees have benefited from increased autonomy and responsibility.

We have also developed comprehensive data dashboards to help us better manage our current workforce and plan for future business needs. Historic and projected headcount trends, along with detailed information on hiring, attrition, performance, talent, demographics and other factors, help us make more effective workforce decisions.

Focus on impact and outcome

Our performance management approach (MyImpact), which considers both contribution and behavior, supports a high-performance culture while simplifying our performance management and feedback processes. Introduced in 2021, MyImpact features aspirational objectives with outcomes aligned to strategic priorities, continuous feedback and transparent year-end decisions that support pay-for-performance principles. Line managers play a key role in the quality of our approach. They are responsible for their team’s impact and approach to work, employees’ development, well-being, and year-end performance decisions driving differentiated performance within their team.

In 2022, we introduced an integrated feedback app called Feedback 365, that allows employees to easily give and receive meaningful feedback “in the moment.” Throughout 2022, employees provided more than 180,000 instances of feedback, supporting continuous improvement, employee development, and ultimately, better outcomes. Furthermore, 100% of eligible employees received a performance review for 2022.

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Foster a supportive workplace community

We care about our employees, and we want to support them. We also know that healthy people who are comfortable being themselves at work perform better, leading to more impactful outcomes. That’s one reason we support flexible working arrangements and promote employee health and well-being. Social, physical, mental and financial well-being priorities are woven into our HR policies and practices, and into employee-focused initiatives.

In 2022, we further expanded our employee health and well-being offering. This included a suite of programs, benefits and workplace resources, along with a bespoke eLearning curriculum, that aimed to help our employees manage their health, foster well-being, strengthen their resilience and support the sustainability of the organization. Employees across the firm participated in virtual fitness challenges, mental health initiatives, volunteering activities and financial education events, and everyone had access to a specialized mindfulness app. Regular “pulse” surveys and a health and well-being dashboard helped us identify and respond to trends in a timely way.

All employees have access to competitive benefits, such as retirement benefits, healthcare, insurance against risk, such as life and disability, and flexible leave policies. Benefits are set in the context of local market practice and are regularly reviewed for competitiveness. For example, all new parents can take paid time off after the birth or adoption of a child, and our parental leave policies not only meet legal standards in all locations but generally exceed them.

We offer employee assistance programs in all locations to help employees manage various challenges, including conflict, bereavement, mental health issues, elder care and illness. Our absentee rate in 2022 was 1.9% of total scheduled days, according to the number of illness or accident absences recorded in our self-service HR tool. Should circumstances require, we also offer redeployment and outplacement services in all business divisions and regions to help employees find new roles or transition out of the firm.

›	Refer to this report’s Supplementary Information document for the health and safety statement

›	Refer to ubs.com/employees or ubs.com/careers for more topics of interest to employees and potential applicants

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Driving social impact

As we continue to drive our social impact and philanthropy services strategy forward, we are building a strong platform for the future. We seek to grow our reach and maximize our impact on a local, national and global scale.

Our vision is to develop and scale both our impact and our commercial contribution by connecting people for a better, fairer and more prosperous world. In doing so, we will sharpen the focus of our philanthropy and community activities on health, education, climate and environment.

Philanthropy Services

One billion people globally have no access to healthcare. More than 648 million live below the international poverty line, and more than 600 million young people lack basic mathematics and literacy skills.1 To add to these challenges, climate change and the degradation of nature furthers inequalities as global emissions of CO2 continue to rise.

We believe that by working collectively, philanthropists and public and private organizations have the potential to create lasting change and maximize a positive impact for people and planet. UBS Philanthropy Services provides comprehensive advice, insight and execution services to work with our clients and find innovative ways to tackle some of the world’s most pressing social and environmental problems.

The UBS Optimus Foundation network

The UBS Optimus Foundation is a network of foundations globally which connects clients with inspiring programs that are making a measurable, long-term difference to the most serious and enduring social and environmental problems. The UBS Optimus Foundation has a 20-year track record and is recognized globally as a philanthropic thought-leader and is focused on incubating impact ventures, scaling impact through partnerships and achieving impact transparency. In 2022, the UBS Optimus Foundation opened an office in Australia, meaning we can now reach clients through eight offices worldwide.

In 2022, the UBS Optimus Foundation network raised USD 274 million in donations, including UBS matching contributions, and committed USD 150 million in grants from the network. Donations and grants committed increased by 69.95% and 39%, respectively.1

2022 highlights include:

Emergency philanthropy

–

We raised more than USD 25 million for the Ukraine Relief Fund, with matched funding from UBS and XTX Markets, bringing the total to over USD 50 million. Over half the funds have been disbursed to 14 partners, providing relief, recovery and resilience services.

–

We launched the Pakistan Relief Fund with our partners Americares and The Citizens Foundation (TCF), raising USD 1.2 million including UBS matching contributions, to provide both response and recovery efforts.

Collective impact

–	Members of the Accelerate Collective, Climate Collective and Transform Collective entered their second year of collective impact and learning, including in-person summits.

–	We signed a memorandum of understanding with Prince Albert II of Monaco, creating a new USD 2 million program within the Pelagos Initiative, which is accelerating climate action in the Mediterranean.

–

In partnership with the Galileo Foundation, we launched the Human Family Fund at the Faith and Philanthropy summit at the Vatican, which is a multi-faith philanthropic fund supporting faith-inspired initiatives with verified outcomes in health, education, climate / environment and anti-trafficking.

–	We formed a new strategic partnership with the Marshall Institute and LSE (London School of Economics).

1 Based on information from the World Bank, see https://blogs.worldbank.org/developmenttalk/half-global-population-lives-less-us685-person-day#

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Outcomes financing

–

We established collaborations with OutcomesX and Common Good Marketplace to scale outcomes-based financing for the Ukraine Relief Fund and the Human Family Fund, respectively, and help create a market for social impact.

–

We concluded the Quality Education India (QEI) Development Impact Bond, where outcomes financing achieved strong learning results in mathematics and language for over 200,000 children across four states in India – children in QEI schools learned two and a half times more than those in non-participating schools.

–	We established a partnership with Leapfrog to Value to test models for insurance schemes to pay for healthcare outcomes for mothers and newborns.

Donor-advised funds

These funds offer clients an easy, flexible and efficient alternative to setting up their own foundation and can be managed in line with their usual investment approach. Their charitable donations can be invested within the parameters they select, such as capital, growth or income, so they can grow their fund to give grants at a later date. UBS offers these services in Switzerland, Singapore and the UK, with USD 249 million in donations in 2022.2

UBS Global Visionaries

To further grow our environmental and social impact, we see an opportunity to connect people, to bridge the gap between incubation, acceleration and impact investments, supported by a strong ecosystem and partnership approach. One way we are doing this is through our UBS Global Visionaries program, where we aim to (i) create opportunities for clients and prospective clients to connect with leading social entrepreneurs and (ii) help the best entrepreneurs focusing on social and environmental issues to scale their positive change by expanding their network, building capacity and raising awareness about their work. Since the program started in 2016, we have onboarded and supported 68 entrepreneurs to accelerate their impact.

A third-party impact evaluation conducted in 2022 found that 88% of UBS Global Visionaries and alumni said the program had a positive influence on expanding their networks, with 68% creating partnerships from it, 64% agreed that we increased awareness of critical global issues and their solutions, 51% mentioned that the program helped them build skills valuable to delivering their mission, and 48% felt that the program influenced their fundraising efforts. We have also started to evaluate how we can maximize the role of the program in terms of the Global Visionaries’ impact on the SDGs. In 2022, 27% recognized this benefit.3

Community Impact

Our Community Impact program aims to maximize our impact in local communities.

We have a strategic focus on education and the development of skills as we believe these are topics where our resources can make the most impact. We believe our long-term investment in these areas are central to furthering the economic and social inclusion of those we support through our activities.

With our Community Impact program, we focus on supporting young people and adults to learn and develop skills that will further their economic and social inclusion through strategic financial support and employee volunteering. In 2022, we reached 370,916 young people and adults in line with our strategy, with the aim of supporting 1.5 million young people and adults by the end of 2025.

Employee volunteering

Our well-established employee volunteering model has been adapted to meet the needs of our new hybrid ways of working, with both face-to-face and virtual opportunities to support our local communities. We set global targets for employee engagement through volunteering, which are built bottom-up and on a best-efforts basis. In 2022, we successfully engaged 34% of our global workforce in volunteering, and 45% of the 177,000 volunteer hours were skills based.

2 Figures provided for the Optimus Foundation network and donor-advised funds are based on unaudited management accounts and information available as of January 2023. Audited financial statements for Optimus and donor-advised foundation entities are produced and available per local market regulatory guideline.

3 Evaluation led by Wasafiri Consulting in October 2022, based on survey results from 71% (44) of 62 UBS Global Visionaries and alumni at the time.

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Measuring impact

We carry out detailed monitoring of individual programs and use a global framework based on the industry-leading Business Investment for Societal Impact framework (B4SI), to measure the depth and breadth of the social impact of our grants and volunteering support. In 2022, 79% of UBS’s community impact grants were made in line with our strategic focus areas.

Measuring Impact
	31.12.22	31.12.21	31.12.20

Connect: # of individuals reached by an activity who can report limited changes as a result of an activity	290,198	593,072	449,321

Improve: # of individuals who report substantive improvement in their lives as a result of the activity	74,594	82,203	67,482

Transform: # of individuals who report a long-term change in their circumstances, or for whom a change can be observed as a result of the improvements made	6,124	3,568	2,654

UBS’s charitable contributions

Direct cash contributions from the firm, including support through our community impact program, UBS’s affiliated foundations in Switzerland and the UBS Foundation of Economics in Society at the University of Zurich, as well as contributions to UBS Optimus Foundation network, amounted to USD 76.15 million in 2022.

›	Refer to the “Appendix 4 – Social” section of this report for an overview of UBS’s charitable contributions in 2022

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Respecting human rights

We are committed to respecting and promoting human rights, as set out in the UN Guiding Principles on Business and Human Rights. As human rights standards are embedded in the SDGs, respecting human rights is a key consideration in our business practices. When assessing UBS’s potential human rights impacts, we focus on three key stakeholder groups (employees, clients and vendors), as well as society at large.

Employees: We are committed to respecting human rights standards through our human resources policies and practices. We review these policies and practices on a regular basis, with the goal of ensuring that human rights and labor rights continue to be respected. We are committed to meeting the obligations that a responsible company is required to comply with.

›	Refer to the “People and culture make the difference” section above and to “Appendix 2 – Governance” section of this report for more details about UBS’s human resources policies and practices

Clients: We provide them with innovative investment solutions in themes related to human rights, such as health, education, gender and/or equality, in addition to taking human rights risks into account in solutions that address a broader range of sustainability issues. We identify and manage actual and potential adverse impacts to human rights that our clients’ assets and our own assets are exposed to. We aim to identify, prevent and mitigate actual and potential contributions to human rights abuses.

›

Refer to the “Strategy” section of this report for more details about our approach to sustainable finance and investing and to “Appendix 2 – Governance” section of this report for the sustainability (including human rights) and climate risk policy framework

Vendors: We are committed to reducing the negative social effects of the goods and services UBS purchases. To do so we identify high-risk vendors when establishing new contracts or renewals, based on the vendors’ provision of goods and services that have either a substantial social impact or are sourced in markets with potentially high social risks. Vendors associated with actual and potential human rights risks that do not meet the minimum applicable standards have to agree and comply with a remediation plan before signing a contract with UBS.

›	Refer to the “Managing our supply chain responsibly” section below for more details about our responsible supply chain management

Our human-rights-related commitments and actions are set out in our Human Rights Statement. The statement shows the structures (governance and policies) and mechanisms (procedures and processes) UBS has in place to support its commitment. UBS also publishes a Modern Slavery and Human Trafficking Statement pursuant to the UK Modern Slavery Act 2015 and to the Australian Modern Slavery Act 2018.

›	Refer to ubs.com/gri for both our Human Rights Statement and our Modern Slavery and Human Trafficking Statement

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Managing our supply chain responsibly

We embed environmental, social and governance (ESG) standards into our sourcing and procurement activities. Our firm-wide Responsible Supply Chain Management (RSCM) framework is based on identifying, assessing and monitoring vendor practices in the areas of human and labor rights, the environment, health and safety and anti-corruption. Central to our RSCM framework are our Responsible Supply Chain Standards (RSCS), to which our direct vendors are bound by contract. The RSCS define our expectations toward vendors and their subcontractors regarding legal compliance, environmental protection, avoidance of child and forced labor, non-discrimination, diversity, equity and inclusion, remuneration, hours of work, freedom of association, humane treatment, health and safety, anti-corruption measures, and whistleblowing protection for employees.

In 2022, we revised our RSCS and raised the bar for ourselves and our suppliers.

›	Refer to our RSCS, available at ubs.com/suppliers

Identifying, assessing and monitoring high-impact vendors

We identify high-impact vendors when establishing new contracts or renewals based on the vendors’ provision of goods and services that could have either a substantial environmental and social impact or are sourced in markets with potentially high social or governance risks. Such high-impact vendors are assessed against our RSCS. These vendors are requested to provide disclosures about their management practices and corresponding evidence, which is evaluated by a specialized team. Actual and potential negative impacts that are considered in the impact assessment of purchased goods and services include, but are not limited to, the following:

–	adverse environmental impacts due to inefficient use of resources (e.g., water, energy and biomass) and emissions during the life cycle of the product;

–	hazardous substances, emissions, pollutants and limited recyclability of products, adversely affecting people and the environment;

–	unfair employment practices, such as low wages, excessive overtime and the absence of occupational health and safety measures; and

–	insufficient management of subcontractors regarding sustainability aspects.

If our assessment reveals any non-compliance with our standards, UBS defines and agrees, together with the vendor, specific improvement measures and we closely monitor implementation progress of these remediation actions. Lack of improvement may lead to the termination of the vendor relationship. Vendors are reassessed after 24 months to ensure that even in long-term contracts UBS’s expectations regarding environmental and social aspects are met and supervised continuously. We also regularly screen active vendors as part of our environmental and social risk control processes.

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In 2022, no UBS vendor relationship was terminated as a result of RSCM assessments. This results partly from the fact that we assess each vendor’s potential risks before entering into a contract with them.

Embedding supplier sustainability in our everyday activities

The goods and services we buy, how we buy them and from where and whom are all crucial elements of our sustainability impact. We are committed to making a positive environmental and social impact, and we expect the same from our suppliers. We have included weighting for ESG criteria in our tenders, as part of vendor evaluation and selection. This ensures that we award business to vendors with strong ESG performance and incentivize vendors who want to work with us to show commitment and improvement in these areas.

We have also been reviewing our purchasing catalogues to move to sustainable products wherever possible. This year, each item in our internal office supplies catalogues has been reviewed for its impact on the environment, including, but not limited to, the composition and recyclability of the product’s materials. We have also checked for eco-friendly certifications and sustainable sourcing of material, as relevant, and achieved 75% sustainability on these catalogues.

Our UBS Supplier Code of Conduct details ethical and professional standards that our suppliers must follow when conducting business and engaging with us. We expect our suppliers to uphold high standards of ethics, carefully mitigate risks, and honor global and local labor laws, human rights and environmental responsibilities.

›	Refer to our “Supplier Code of Conduct,” available at ubs.com/suppliers

›	Refer to the “Monitoring the environmental impact of our supply chain” section of this report on the reduction of greenhouse gas emissions in our supply chain

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Inclusive growth

Over the years at UBS, we have worked hard to show that both return-seeking and philanthropic capital can make tangible differences to issues such as education and health, decarbonization and nature. We believe that imaginative, transformative financial solutions are needed to build successful, inclusive and sustainable economies.

Strengthening our people pillar

The Organisation for Economic Co-operation and Development (the OECD) defines inclusive growth as “economic growth that is distributed fairly across society and creates opportunities for all.” This covers many dimensions, including financial inclusion, health, education, diversity, equity and inclusion (DE&I), employment and decent working opportunities.

Tackling societal challenges requires inclusion, economic growth and sustainability. Each factor is interlinked and should not be viewed as a trade-off.1 Increasing regulation, stakeholder scrutiny and the clear benefits of DE&I mean it is important for businesses to consider the part that they can play in creating a more equitable and inclusive society, driving economic opportunities for all.

This is why we are working to identify the contribution our firm can make to ensure inclusive growth through four pillars: employees, clients, suppliers and society.

Our approach

In 2022, we built transparency around our various inclusive growth initiatives. We completed a full inventory of existing and planned initiatives, established external benchmarking across the four pillars of employees, clients, suppliers and society, and identified a KPI framework for all four pillars. DE&I reports were published in both the UK and the US.

›	Refer to our DE&I Report 2022, available in Q2 2023 at ubs.com/diversity, for detailed information about UBS’s approach to DE&I

1 McKinsey & Company, October 2021; Our future lives and livelihoods: Sustainable and inclusive and growing.

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Impact and scale

Through our own products and services, we are working to promote a fairer distribution of resources, capital and wealth. Examples include the Girls’ Education / Educate Girls’ Development Impact Bond and the Global Gender Equality UCITS exchange-traded fund. In the US, we launched our Inclusive Investment Solutions team in 2022. We also have a dedicated female client segment and a multi-cultural client segment.

›	Refer to the “Strategy” section of this report for more information about sustainable finance and investing products and services

In 2022, we partnered with external organizations to further the debate around some of the key components of inclusive growth. In October 2022, UBS sponsored the GenderSmart Investing Summit, building on a multi-year partnership the aim of which is to unlock gender-smart capital at scale.

Inclusive growth initiatives and their impact on the community

We work with a diverse range of grassroots, national and cross-border non-governmental organizations, as well as community organizations. Together, we address wealth inequality through education and skills development. These community initiatives provide us with access to marginalized and underprivileged groups across the full spectrum of DE&I focus areas.

›	Refer to “Social impact” above for more information

Inclusive growth in the supply chain

In 2022, we established the foundations for inclusive growth by extending our supplier diversity program to five additional locations with relatively developed diverse supplier communities and the availability of local diversity certification organizations. In addition to the US, where diverse spend accounts for 22% of third-party spend, we are now increasing opportunities for diverse suppliers to win business with UBS through inclusion in tenders in the UK, Australia, Brazil, Canada and South Africa.

We have identified new diverse suppliers to support (via preferred diverse vendor panels for some categories and locations), launched a referral form and built visibility in tools and processes so buyers can make conscious vendor selection decisions that lead to positive social impact.

We are proud members of diverse supplier advocacy organizations including WeConnect International, National Minority Supplier Development Council, National LGBT Chamber of Commerce, Minority Supplier Development UK, Canadian Aboriginal and Minority Supplier Council, Supply Nation and South African Supplier Diversity Council. These partnerships give us insights into diverse supplier markets across the globe, as well as assisting with supplier outreach efforts and opportunity matching.

In 2022, we increased the number of diverse supplier relationships (focused on minority-, women-, veteran-, disabled-, disadvantaged-, LGBTQ-owned businesses, with a minimum annual spend) by 30%.

›	Refer to “Managing our supply chain responsibly” above

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Appendix

Appendix 1 – Strategy

We are committed to continuously improving and enhancing UBS’s sustainability performance. This appendix provides further details about the strategic components set out in the “Strategy” section of this report.

Supporting our climate strategy – our climate-related materiality assessment

Methodology for assessing climate opportunities

Considerations related to climate change are increasingly reflected in firms’ business planning and operations. Climate-related risks represent financial risks both for UBS itself, as well as for our diversified client base. At the same time, financing and investing in technological, industrial and/or business model innovation aimed at addressing or avoiding the effects from worsening climate change represent commercial opportunities for financial firms such as UBS.

As an example, supporting the global economy’s transition to a net-zero state by 2050 will require vast amounts of investment and financing, which banks can help allocate to effective and efficient uses in this context. To quantify this opportunity, we can look to the United Nations Framework Convention on Climate Change (the UNFCCC). It was reiterated during its 27th Conference of the Parties (COP 27) in 2022 that “about USD 4 trillion per year needs to be invested in renewable energy up until 2030 to be able to reach net-zero emissions by 2050 and that, furthermore, the global transformation to a low-carbon economy is expected to require investment of at least USD 4 trillion to USD 6 trillion per year.”1

As elaborated on in further detail below, for UBS, given its capital-light business model, the largest commercial opportunities lie in the climate-related investment space, while essential enablers for all climate-related business initiatives are strong research, data and analytics foundations that support clients’ and our own understanding of key trends. We derive these conclusions from a systematic approach aimed at better understanding UBS’s future opportunities around climate. On an annual basis, and in line with the Task Force on Climate-related Financial Disclosures (the TCFD)’s recommendations (as set out in the Strategy section of the TCFD recommendations), we are assessing potentially relevant climate-related opportunities for UBS, encompassing commercial products and services, social finance, resource efficiency and energy consumption, operational resilience, as well as green funding.

In doing so, we follow a two-step approach: i) identifying relevant opportunities; and ii) assessing their relative materiality for the Group over the short, medium and longer terms. It is important to note that sustainability overall, and climate specifically, are continuously evolving topics, for example in terms of applicable political and regulatory frameworks, as well as client and market dynamics, implying that our annual assessment always represents a point-in-time analysis and needs to undergo continued challenge and reviews, so as to consistently reflect an accurate representation of our opportunity space in climate.

In the following sections we describe the individual opportunities we have identified across four distinct areas of our business.

Commercial products and services

The starting point for identifying commercially relevant climate-related business opportunities is UBS’s annual process to formulate sustainable finance ambitions for each of its four business divisions. This ensures relevant opportunities are systematically screened and selected. In the process, external research and publications are systematically consulted, as are activities among UBS’s key peers in order to ensure that the latest client, market, industry and regulatory trends are appropriately reflected. We identify climate-related business opportunities as those that directly or indirectly contribute to one or more of three areas: climate mitigation, climate adaptation or climate transition.

1 Based on information from the UNFCCC, see https://unfccc.int/sites/default/files/resource/cma2022_L21_revised_adv.pdf

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Individual climate-relevant products and services are organized into dedicated categories1. To ensure sufficient granularity for our survey-based, qualitative materiality assessment by an internal panel of sustainable finance experts, we then break these main categories down into 11 subcategories, each representing a coherent set of related products and services. Our expert panel then assesses the expected materiality of the individual subcategories, as well as the time horizon over which these are expected to start contributing materially to UBS’s business outcomes. Materiality is hereby assessed along three equally weighted dimensions: i) revenue potential, ii) strategic relevance and iii) the impact on the environment and stakeholders (“double materiality”).

The assessment is done in a qualitative manner based on expert judgment in order to take account of the inherent difficulties involved in making more precise and/or quantified assessments on future commercial developments, in particular in an area such as climate, where regulatory and policy frameworks, as well as market conventions and industry trends, are still subject to considerable change and evolution. It is therefore imperative that we regularly review, reiterate and report on these assessments so as to ensure continuous relevance of the reported results. We have identified below the commercial product and services categories for the assessment:

Climate-related investment products

These products include for example our climate-aware, low-carbon and Paris-aligned funds and ETFs, carbon-referencing structured products and dedicated climate-focused investment modules. We also see opportunities within private-market investment strategies related to climate mitigation, such as battery storage and cold storage.

Carbon-related financial services and products

These include supporting clients in different business lines in identifying and assessing opportunities related to carbon credits (in both compliance and voluntary markets).

Climate-related financing products and solutions

These include green balance-sheet lending to corporate and private clients, structuring and underwriting green bonds for corporate and sovereign issuers, and supporting and financing innovative climate start-ups, as well as green infrastructure finance (e.g., renewable energy).

Advice on strategic climate opportunities

This includes corporate advisory work through the incorporation of climate factors, for example in valuation and analysis, and, more specifically, advising on transactions where climate considerations are clearly identifiable as part of a transaction rationale from the point of view of either an acquirer or a target company.

Thematic research

This includes climate-related in-depth research and thought leadership work, looking across and delving into relevant developments in the real economy and various economic sectors, the financial industry and financial markets, as well as scientific research. As a highly dynamic topic, climate-related research plays a key role in keeping our clients and ourselves on top of relevant developments and key trends.

Data analytics and metrics

These include data-driven analytical tools available in various business lines, which are being continuously developed and further refined to cover in more depth and breadth relevant sustainability- and climate-related aspects. Examples of application include the portfolio management process, quantitative modeling, climate exposure analytics within client reporting and data-powered strategic insights work.

Platforms

These include innovative platform solutions enabling clients to gain access to climate-related products, such as green mortgages and, in the future, voluntary carbon credits. Such platform solutions enable UBS to scale and achieve impact beyond some of our own operational limitations (e.g., balance sheet, geographical reach, own product shelf).

1 To guide this assessment, we have used the definition for materiality as provided by the Global Reporting Initiative (the GRI).

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Philanthropy Services and UBS Optimus Foundation

In addition to our commercial offering, our clients have access to solutions helping them realize their philanthropy goals, including climate-related ones. Through our Philanthropy Services teams, we provide grants and social finance investments to climate-related projects under the UBS Optimus Foundation network’s environment and climate portfolio of work. The UBS Optimus Foundation network’s environmental and climate strategy focuses on two pillars, “Sustainable Land Use” and “Coastal and Marine Ecosystems”, and guides the identification and selection of potential opportunities. Our program director for environment and climate assesses and selects these opportunities in terms of their fit with the UBS Optimus Foundation network’s environment and climate strategy, the quality of the organization’s team and track record, and potential for scale, as well as for expected results in key impact areas, including climate change mitigation efforts (we already actively monitor the share of portfolio assets being allocated to this) and climate change adaptation. They are then reviewed and approved by a senior-level approval committee. Experts from our Philanthropy Services and UBS Optimus Foundation teams provide a summary assessment of the materiality of this portfolio of projects, which is then included in the overall assessment. The following category represents our Philanthropy Services and UBS Optimus Foundation in the assessment:

Social Impact

This includes climate-related philanthropy activities orchestrated by our Social Impact teams.

Own operations

UBS is committed to reducing its operational impact on the environment and has set clear reduction targets for resource use, as well as formulating ambitious net-zero commitments. Experts from UBS’s Group Corporate Services team, responsible for managing UBS’s operational footprint, have assessed the materiality of opportunities stemming from efforts in this area. These opportunities can be grouped into three distinct categories: resilience, energy consumption and resource efficiency.

Climate-related funding

UBS, spearheaded by Group Treasury in partnership with relevant business lines, is continually assessing new opportunities for climate-related funding that could contribute to expansion of our investor base or achieving favorable funding costs. As part of this assessment, experts from Group Treasury reviewed the materiality of opportunities for funding, such as green or sustainability-linked bonds.

›	Refer to the “Strategy” section of this report for more details about our sustainable and climate finance product offering and achievements in 2022

›	Refer to the “Social” section of this report for more details about our social impact activities

›	Refer to the “Environment” section of this report for more details about our in-house environmental management

›	Refer to our Green Funding annual investor report, available at ubs.com/greenbonds

2022 climate-related opportunities materiality results

The comprehensive results for UBS from the different expert assessments are displayed in the infographic below, placing individual categories within low / medium / high materiality and short- / medium- / long-term time-horizon segments. Categories are displayed on a relative scale, with the highest relative degree of materiality seen for thematic research, data analytics and metrics as key enablers for a wide range of other business opportunities with clients. Climate-related investment products are the highest-ranked immediate commercial product opportunity, while resilience is seen as the most important operational opportunity regarding climate matters.

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Methodology for assessing climate-driven risks

Climate-related risks are driven from either changing climate conditions (physical risk) or from efforts to mitigate the effects of climate change (transition risk). These climate risk drivers affect banks, the financial system, and the broader economy through both micro- and macroeconomic channels. Underpinning UBS’s materiality-driven approach to managing climate-related risks, the firm undertakes an assessment of how climate-driven risks may result in material impacts (e.g., credit losses or reputational incidences resulting in lost revenues), given UBS’s own specific product footprint. The assessment considers geographic, jurisdictional, and sectoral differentiating factors as well as the full range of climate-related time horizons. The methodology continues to improve as data quality and understanding of transmission channels improve with time.

On an annual basis, the sustainability and climate risk (SCR) unit coordinates a systematic materiality assessment of climate-related risks in accordance with the ISO-14001 environmental management standard. Based on industry collaboration, regulatory guidance, and internal subject matter expertise, ratings are agreed between the SCR unit and respective business division representatives, covering:

(i) granular definition of transmission channels; and

(ii) science- and business-based qualitative ratings of climate-driven risks.

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Risk rating process

The climate-driven risk assessment, resulting in a risk rating (shown on the Y-axis in the chart below), covers all business divisions and the products and services offered within them. The process is conducted by the SCR unit, in partnership and agreement with relevant business representatives. UBS first evaluates the inherent risk at the product/service level, defining pre-mitigant risk to UBS across financial and non-financial risk types (e.g., credit and market risks for financial and operational, liability, and reputational risks for non-financial). Climate risk drivers that may result in impacts on banks and/or its clients, investees, and assets are decomposed to articulate the discrete channels from which these impacts may materialize. The transmission channel value chain is primarily built as follows:

1) climate risk driver (e.g., climate policies, tech for transition);

2) transmission impact (e.g., wealth or income);

3) channel (e.g., through counterparty, assets, or directly to UBS);

4) the type of channel (e.g., corporate debt asset, retail counterparty, etc.);

5) impact driver (e.g., credit worthiness);

6) impact variable (e.g., probability of default);

7) the type of risk (e.g., liquidity for financial, regulatory compliance, or reputational for non-financial);

8) primary differentiator (e.g., sectoral concentration in high-risk sectors);

9) risk amplifier (e.g., macroeconomic feedback loops);

10) mitigants (both internal and external).

These so-called climate risk transmissions channels are defined at the granularity of UBS’s climate risk assessment methodologies. For example, climate transition risks that may result in credit losses to UBS (i.e., credit risk), are decomposed to examine how changes in global climate policies, low-carbon technologies, and downstream (consumer and investor) sentiment may affect either the credit worthiness of UBS counterparties and/or affect the value of collateral UBS may hold against existing credit facilities.

The database of transmission channels and narratives are analysed against the range of products and services UBS offers, to determine an initial inherent risk rating. Ratings are given on a qualitative (converted into a quantitative) scale ranging from low (1), moderate stable (2), moderate emerging (2.5) to high (3), and are distributed on a relative basis: risky items against relatively less risky ones across products within a business division, and across risk drivers and types.

Initial ratings are proposed by experienced SCR officers, leveraging in-house expertise, scientific and regulatory publications, news analysis and sector sustainability risk monitoring, and the relevant business model. Business representatives then engage relevant front-office experts to challenge SCR’s initial proposal or confirm it. Business divisions undertake their own rating for potential risks arising in their products and services according to a step-by-step procedure of evaluation and ranking, review and approval, and documentation.

Assessments are evaluated on a two-way materiality basis. Both financial and non-financial risk impacts to UBS are evaluated, alongside impacts to the environment, climate, and human rights holders (for the broader SCR assessment). Materiality is assessed for those products and services with higher than average impact and/or risk rating. Items rated as having a potential material risk are mapped to relevant risk controls. The proposed materiality assessment is then provided to UBS’s SCR Portfolio Underwriter.

Key aspects included in the holistic analysis, including amplification potential from macro-economic feedback loops (qualitatively included), as well as risk differentiating factors (including geographic, jurisdictional, and/or sectoral concentrations). To layer in the differentiating factors, transmission channels are mapped to a primary differentiator (e.g., geographic location is a key differentiator in determining UBS’s exposure to acute climate hazards, whether in UBS’s own operations or from our clients). Those differentiators link to existing risk concentration analyses, like climate risk heatmaps for sectoral heterogeneity along with other input factors. Concentrations of exposure to higher-risk geographies, jurisdictions, and/or sectors are given a relative rating in line with the relative rating approach taken in the overall initial risk rating (above) and averaged into the risk and impact rating already given (otherwise referred to below as the “enhanced rating”). Further enhancements planned for 2023 include quantitative integration of macro-economic feedback loops, expansion of traditional risk categories (e.g., include

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liquidity), layering of risk mitigants (e.g., structural product considerations, or insurance in the short term), and further academic exploration towards identifying new and enhanced transmissions channels.

Concerning the time horizon (shown on the X-axis in the chart below), UBS defines short term as less than three years, medium term as three to ten years and long term as beyond ten years. Currently, the most relevant time horizon for risk and impact are determined in agreement with relevant business division representatives, across the transmission channels. This is then given a rating from short to long term, with an ordinal integer assigned respectively. In 2023, we expect to assign an individual rating to each of the three time horizons for each channel and product/service, as to reflect both the complex nature of climate risk timing and its embedded uncertainty.

Final ratings

Enhanced ratings for each transmission channel are obtained by averaging the front-to-back agreed risk rating, impact rating, and SCR-defined differential ratings for each identified channel and relevant product or service. Driving towards a UBS firm-wide assessment, ratings are then further averaged amongst products within business divisions and normalized by the count of products/services, and further averaged amongst the business divisions. Two ratings are produced: 1) a risk rating and 2) a time horizon rating. Given the methodological approach in decomposing transmission channels, we are able to present ratings through multiple lenses, for example from the perspective of the climate risk driver or from the traditional risk category (e.g., credit, market, reputational, etc.).

In the graph below, we show the climate-driven risk ratings by risk driver (grey) and traditional risk type (red). For the traditional risk types, we aggregate results into financial, including both credit and market, and non-financial, including operational risk (relating to either business continuity or regulatory compliance) and reputational risk. This graph tells us that technological change-driven transition risks pose the lowest risk potential to UBS, while market sentiment-driven climate risks pose the highest potential risk (primarily due to UBS product footprint and great uncertainty associated with timing and impact of climate-related market-driven risks). Further analysis with respect to the ratings process defined above shows that due to UBS’s established climate strategy, climate-driven business risks are relatively low, when compared to, for example, inherent reputational risk exposure. Most importantly, and as substantiated by repeated scenario-based climate analyses since 2014, climate-driven financial risks are found to be stable in the mid-term, at moderate.

Climate-driven risks by risk driver and risk type

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Physical risk drivers

D1-Acute: Impacts from extreme weather events may affect the value of physical assets that UBS owns and finances, especially in the short- and medium-term time horizons. These impacts should be diligently addressed with regard to UBS’s financial risk assessment. We consider the risks to our own physical assets through our comprehensive business continuity planning and physical climate risk identification process.

D2-Chronic: Impacts from incremental climate change may affect the value of physical assets that UBS owns and finances. Incremental changes in climate (e.g., rising temperatures and changes in precipitation patterns) can exacerbate extreme events, making them more frequent and severe, which in turn affects economic output and productivity. Such events could reduce the value of properties held as collateral. We see these potential risks emerging in the long term. Relevance of physical risks equally derives from geographical and sectoral disaggregation. Based on physical risk heatmaps, our exposure to climate-sensitive regions is considered moderately low. Similar conclusions are reached based on the sectoral disaggregation of our businesses.

Transition risk drivers

D3-Policy and regulatory: As a global financial services firm active in wealth management, asset management, investment banking and the provision of services to corporate and institutional clients, our firm can be affected directly and indirectly by new carbon pricing regulation and energy transition policies. These measures can be designed to both constrain the impacts of climate change and/or promote an adaptive response to climate change impacts. They could impact our own operations, as well as the business operations of our corporate clients, given that such clients rely on the firm to finance their activities across a range of sectors. We routinely assess the impact of current and emerging regulation, either directly affecting our operations or indirectly affecting those sectors where we have clients. Assessments and gap-analysis exercises are conducted several times a year, following a standardized identification process defined by the climate risk program. Additionally, regulatory developments are assessed for impacts via quarterly monitoring.

D4-Technological change: Together with corporate clients that rely on UBS to finance their activities in a range of sectors, our firm is both directly and indirectly exposed to technological changes. We analyze these changes, such as the rise of electric vehicle and battery technologies in the automotive sector, or energy storage technology advancement impacts on the power utility sectors, through scenario analysis approaches.

D5-Market sentiment: We have made protecting our clients’ assets a strategic pillar in our climate approach. Amid the growing demand for climate-focused products and services, we need to actively respond to market changes driven by the low-carbon transition and our clients’ interest in managing climate-related risks. We address this potential risk through our comprehensive sustainability- and climate-focused product and service offering.

Climate-driven risks

R1-Financial: On the credit risk side, we assess the impact to our firm through counterparties: household, corporate, or sovereign income and/or wealth given the ability to repay and service debt (income); or our ability to fully recover value of the loan in the event of a default, due to collateral devaluation (wealth). On the market-risk side, we assess the impact on the value of our financial assets, by altering or revealing new information about potential future economic conditions or the value of real or financial assets, resulting in downward price shocks and an increase in market volatility; that leads to a breakdown in correlations between assets or a change in market liquidity for certain assets.

R2-Reputational: Our reputation may be adversely affected if our climate-related actions and methods are not perceived as meeting existing or future industry standards and best practices. Examples of this would be allegations related to greenwashing or inadequate action on climate change. Increased reputational risks could lead to loss of business and may result in changes in regulations, which in turn could impact our business model.

R3-Operational: Climate-driven operational risk may increase with regulatory compliance and liability (operational compliance) and/or business continuity (operational continuity), associated with climate-sensitive investments and businesses. These can arise internally by inadequate or failed internal processes, people, and systems and/or externally by physical climate events or stakeholder legal action.

R4-Business: Business risk may materialize as client and investor sentiment changes. This could lead to changes in demand for existing and new products and services which could materially impact the bank’s revenue performance.

›	Refer to the “Environment” section and the “Appendix 3 – Environment” section for more details about climate-related risks

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Supporting our strategy – our stakeholder engagement

We engage with stakeholders on a regular basis and on a wide range of topics. This engagement yields important information about their goals, expectations and concerns. It makes a critical contribution to our understanding and management of issues that have a potential impact (whether positive or negative) on our firm and on our stakeholders.

Clients, employees and investors

Understanding the needs and expectations of our clients and investors enables us to best serve their interests and to create value for them. Our interactions with these key stakeholder groups are described in our Annual Report, including the multiple techniques we use to regularly assess our achievements and the satisfaction of our clients. We have regular interaction with institutional investors, financial analysts and other market participants, such as credit rating agencies, including on sustainability topics. We are dedicated to being a world-class employer for talented individuals across all our markets, with our employees executing our business strategy and delivering on our client promise. Employee engagement is therefore critical to the success of our firm and described in detail in this report.

›	Refer to the “How we create value for our stakeholders” section of the Annual Report 2022 for more information

›	Refer to the “Social” section of this report for detailed information about employee engagement

Governments and regulators

Financial market stability is largely dependent on the overall economic, regulatory and political environment, and the conduct of firms within the sector. We actively participate in political discussions to share our expertise on proposed regulatory and supervisory changes. We also actively engage in discussions relating to corporate responsibility and sustainability. Sustainability and sustainable finance continue to remain key focus topics in our interactions with our financial regulators and supervisors. These are subject to ongoing oversight and control by the second and third lines of defense.

Regarding climate, our engagement aims to share expertise on an orderly transition towards a net-zero economy. Our sustainability and climate governance ensures alignment of the engagement, based on our climate strategy and net-zero planning, and clear accountabilities regarding regulatory and governmental developments.

On a global level, we support the Financial Stability Board’s Task Force on Climate-Related Financial Disclosures (the TCFD) and the Taskforce on Nature-related Financial Disclosures (the TNFD). In 2022, we endorsed the initiative of the IFRS Foundation International Sustainability Standards Board (ISSB) to establish international sustainability disclosure standards. In Switzerland, where our headquarters is located, we expressed support in 2022 of the plans of the Swiss Government to introduce mandatory climate-related disclosure requirements for large public companies. Together with trade associations, we stressed the urgency for a new revision of the Swiss CO2-Act during the consultation. UBS has contributed to new environmental, social and governance (ESG) self-regulation in Switzerland for the client advisory process, mortgages, and asset management. UBS also contributed to the Swiss Climate Scores as a key instrument to further increase transparency on the climate alignment of financial products.

On a regional basis, we contribute to various forums in order to engage with policymakers regarding the European Commission’s Sustainable Finance Action Plan, as well as with policymakers in our key Asia Pacific jurisdictions and the Americas.

›	Refer to UBS’s quarterly reports and annual reports available at ubs.com/investors for more information about regulatory topics

Politicians and political parties

We maintain a regular dialogue with politicians globally and strive to establish long-term relationships with political representatives. We comply with legal requirements on disclosing political donations, as applicable in the relevant jurisdictions. In the US, eligible employees may make financial contributions through a federal Political Action Committee (a PAC), the UBS Americas Inc. PAC. That PAC makes contributions to federal candidates. These employee contributions do not constitute political donations by UBS. Outside of Switzerland, financial support to political parties or candidates is subject to a strict due diligence and approval process. The process applied in Switzerland is explained in the following.

Support of the Swiss militia system

Swiss citizens actively and voluntarily engage in political institutions at all three levels of the Swiss state (federal, cantonal and local) as public officials (e.g., members of parliament, members of commissions and executive

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mandates), while they continue to pursue other professional activities. This arrangement (citizens taking on public tasks and mandates on a part-time basis) is referred to as the militia system.

In this system, members of parliament in Switzerland are (usually) not professional politicians and political parties do not receive state funding. It is for this reason that we view the support of the militia system as a crucial component of our societal responsibility in our home market. In recognition of the vital function of Switzerland’s political parties, we provided a total of CHF 0.75 million to political parties in 2022 as a contribution to their operational costs. Financial contributions are calculated based on the number of parliamentary seats the respective party holds at the federal and cantonal level. Swiss parties are eligible to apply for a financial contribution if they commit to free competition, the market economy and to the Swiss financial center. They should also have a national focus and either form a parliamentary group in the federal parliament or be represented in at least one cantonal government. We view our contribution to political parties in Switzerland as a long-term commitment, which is, however, subject to regular reviews.

We also expressly support the political involvement of our employees. About 250 employees currently hold political offices at the federal, cantonal and local level. UBS runs an initiative for political mandate holders to further support the militia system. If necessary, employees may spend a certain amount of their working time on their public duties. We organize an annual political forum at which senior management and political office holders discuss topics of relevance to UBS in Switzerland.

Peers

We actively engage in regular discussions about corporate responsibility and sustainability issues with specialists in peer banks, and more widely through trade bodies and associations. Sharing experiences and assessments of corporate responsibility and sustainability issues helps us to compare and improve our strategy, approach and tools. We are a founding signatory of the Net Zero Asset Managers initiative, the Net-Zero Banking Alliance and the Principles for Responsible Banking.

We are a founding member of the Wolfsberg Group, an association of global banks that aims to develop financial services industry standards regarding anti-money laundering, know-your-client and counter-terrorist financing policies. Meeting regularly, the Wolfsberg Group also works closely with the Financial Action Task Force.

We are also a founding member of the Thun Group of Banks. The group focuses on helping identify key challenges and best practice examples for the banking sector’s implementation of the UN Guiding Principles on Business and Human Rights.

Communities

At UBS, we recognize that our long-term success depends on the health and prosperity of the communities that we are a part of. Our approach is to build sustainable and successful partnerships with non-profit organizations and social enterprises to help our contributions have a lasting impact. Our community impact programs seek to overcome disadvantage through long-term investment in education and entrepreneurship in the communities in which we operate.

Through local execution and partnerships, which operate under a global framework and with coordination across regions, we endeavor to deliver business and community impact by identifying innovative and high-quality programs that are aligned to the business. We provide focused financial and human support, including skills-based employee volunteering programs and client participation where appropriate. We are an active member of Business Investment for Social Impact (B4SI), which provides an internationally recognized framework for measuring corporate community investment.

›	Refer to the “Appendix 4 – Social” section of this report for further community impact information and data

Vendors

In 2022, we spent USD 6.39 billion on a broad range of products and services. A large portion of this expenditure consisted of real estate, outsourcing and IT costs, as well as consultancy and legal fees. Our sourcing and procurement services are provided by an external company, which applies our responsible supply chain management (RSCM) framework and processes. Their experienced procurement and sourcing specialists perform vendor due diligence and establish remediation measures, supported by a centralized team of experts within UBS.

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We aim to ensure that our social and environmental values are being followed throughout the supply chain. A Group-wide RSCM guideline provides systematic assistance on identifying, assessing and monitoring vendor practices in the areas of human and labor rights, environmental protection, and anti-corruption. A central component of this guideline is the UBS Responsible Supply Chain Standard, to which our direct vendors are normally bound by contract. We expect our vendors to apply these same standards to relationships with their vendors.

›	Refer to the “Social” section of this report for more information on our responsible supply chain management

Non-governmental organizations

We regularly interact with non-governmental organizations (NGOs) and appreciate their input and insight, as those help us consider our approach to, and understanding of, societal issues and concerns.

NGOs have long established themselves as critical watchdogs of companies, both scrutinizing and challenging how we address a broad range of environmental, social and human rights concerns. In 2022, discussions with NGOs were particularly focused on climate change (notably on fossil fuels). Other topics discussed included sustainable finance, human rights and biodiversity.

Media

Our media teams maintain direct and long-term relationships with media representatives across all our business regions and provide them with timely information on a wide range of global, regional and local topics. Senior management (at the Board of Directors and Group Executive Board level) also regularly provide accounts to journalists, predominantly through interviews. In addition to interviews at our corporate events (i.e., via quarterly and annual reporting), senior management conducted many other interviews in 2022. We also communicated with media representatives, through interviews or background conversations, on a broad range of corporate responsibility and sustainability topics, such as climate change, human rights and sustainability and climate risks in general.

›	Refer to ubs.com/media for further information about UBS media relations

ESG rating and research agencies

We actively engage in dialogue with analysts at rating and research agencies. The assessment of specialized agencies helps to evaluate our sustainability performance and activities and provides a useful means for benchmarking. In 2022, we provided detailed information about our sustainability performance to a range of agencies, either in response to questionnaires or via calls (with ESG analysts). Our Sustainability Report regularly serves as a key source of information for these agencies.

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Appendix 2 – Governance

Our sustainability governance – additional information

This overview table provides summary information about key bodies governing and implementing sustainability and climate at UBS, with a particular focus on the Board of Directors (the BoD) and Group Executive Board (the GEB) levels. At the level of the business divisions (BDs) and Group Functions, dedicated management bodies consider sustainability and climate matters as applicable to the (business) focus / mandate of the respective division or function. Pertinent aspects arising from these discussions are reported into the GEB and BoD directly (or via, for example, the Sustainability and Climate Task Force).

›	Refer to the “Governance” section of this report for the overarching description of our firm’s sustainability governance

Governance body	Lead and other membership information	Sustainability / climate agenda frequency	Purpose and responsibilities related to sustainability- and climate-related issues	Topics considered in 2022

BoD Corporate Culture and Responsibility Committee (the CCRC)	Chairman of UBS Group AG Permanent guests: Group CEO, Group Chief Risk Officer (the GCRO), GEB lead for sustainability and impact, Chief Sustainability Officer (the CSO), Group General Counsel	Quarterly

–  Supports the BoD in its duties to safeguard and advance the Group’s reputation for responsible and sustainable conduct.

–  Oversees the firm’s sustainability and impact strategy and activities and approves Group-wide sustainability and impact objectives.

–  Reviews the annual Sustainability Report and proposes it to the BoD of UBS Group AG for approval.

–  Sustainability and impact governance, strategy, and objectives.

–  Net-zero commitment and associated implementation steps.

–  Climate risk program.

–  Regulatory and governmental developments pertaining to sustainability and finance.

–  Sustainability and climate disclosures (including external assurance thereof).

–  Sustainable finance.

–  Sustainability-related memberships.

BoD Risk Committee (the RC)	Non-executive director	At least semi- annually

–  Oversees and supports the BoD in fulfilling its duty to set and supervise an appropriate risk management and control framework.

–  Considers the progress of UBS’s climate risk program, jointly with the CCRC.

–  Regulatory and governmental developments pertaining to sustainability and finance (jointly with the CCRC).

–  Climate risk program (jointly with the CCRC).

–  Biodiversity (jointly with the CCRC).

–  Human rights (jointly with the CCRC).

BoD Audit Committee (the AC)	Non-executive director	At least semi- annually

–  Provides oversight of financial reporting and internal controls over financial reporting.

–  Provides oversight of the effectiveness of the external and internal audit functions, and the effectiveness of whistleblowing procedures.

– Sustainability and climate disclosures (jointly with the CCRC). – ESG (environmental, social and governance) metrics and control framework.

BoD Compensation Committee	Non-executive director	Annually	– Supports the BoD in its duties to set guidelines on compensation and benefits. – Approves the total compensation for the Chairman and the non-independent BoD members.	– ESG in compensation.

GEB	Group CEO	At least quarterly

–  Reviews the Group’s sustainability and impact strategy and related objectives, as well as proposing strategy and objectives to the CCRC.

–  Signs off on divisional sustainability objectives, in alignment with the GEB Lead for Sustainability and Impact.

–  Ensures firm-wide execution of the firm’s climate strategy, including its net-zero commitment.

– Sustainability and impact objectives. – Net-zero commitment and associated implementation steps. – Climate action plan. – ESG data strategy.

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Governance body	Lead and other membership information	Sustainability / climate agenda frequency	Purpose and responsibilities related to sustainability- and climate-related issues	Topics considered in 2022

– Sets the overall risk appetite for the firm and resolves overarching matters relating to sustainability and climate risk (SCR).

Group Sustainability and Impact (GSI)	GEB Lead for Sustainability and Impact	Ongoing

–  Led by the GEB Lead for Sustainability and Impact, who has the responsibility for driving the firm’s sustainability and impact strategy, in agreement with fellow GEB members.

–  Supports the GEB Lead for Sustainability and Impact with carrying out her responsibilities.

–  Consists of the Chief Sustainability and Social Impact offices, headed by the CSO and the Head Social Impact, respectively, with the CSO responsible for driving the implementation of the Group-wide sustainability and impact strategy, and the Head Social Impact responsible for driving and implementing the firm’s social impact strategy.

– Implementation of sustainability and impact strategy. – Climate action plan. – Net zero. – Inclusive growth. – Nature and biodiversity. – ESG data architecture.

Sustainability and Climate Task Force	GEB Lead for Sustainability and Impact CSO	Quarterly

–  Oversees implementation of the Climate Action Plan, including the integration of climate-related regulation into business operations.

–  Oversees the Net-Zero Program, which is coordinated by the Net-Zero Steering Group.

–  Is supported by the Sustainability and Climate Implementation Group, which (monthly) brings together the key experts and practitioners from the business divisions and Group Functions.

– Establishment and implementation orchestration of the firm’s climate action plan, further integrating the TCFD recommendations and other climate-related matters throughout the Group.

Group Risk Control (GRC)	GCRO	Ongoing

–  Develops and implements principles and an appropriate independent control framework for SCR within the firm and is responsible for its integration into the firm’s overall risk management and risk appetite frameworks.

–  Oversees SCR activities, including the climate risk program.

– Continued development of the climate risk program and the SCR policy framework.

ESG Disclosure Forum	Sustainability CFO	Every six weeks	– Identification, oversight and coordination of sustainability-related reporting and disclosure requirements.	– Review and analysis of forthcoming / evolving sustainability disclosure regulations and their pertinence to the firm.

ESG Data and Methodology Forum	ESG Chief Data Officer (Chief Sustainability Office)	Monthly	– Develops and implements UBS’s ESG data strategy in line with the firm’s overall data strategy.

–  Adoption of ESG data and metrics governance.

–  Implementation of group-wide market data sourcing and mastering strategy.

–  Development of high-quality and re-usable ESG data sets.

–  Definition of a strategic ESG data & reporting architecture.

Sustainability and Climate Risk Program	CRO for Sustainability	Ongoing	– Integrates sustainability and climate risks into the firm’s risk management framework and standard processes.	– Further implementation of a multi-year transformation initiative to focus on delivering to regulatory expectations of climate risk into risk management and stress-testing frameworks.

Nature Working Group	Head External Engagement (Chief Sustainability Office)	Every three weeks	– Considers nature / biodiversity policy, regulatory and market developments. – Supports the business divisions and Group Functions in developing nature- and biodiversity-related activities.

–  Update of 2021 Statement on Nature.

–  Beta releases of the Taskforce on Nature-related Financial Disclosures.

–  Policy, regulatory and market developments connected to the COP 15 Biodiversity meeting.

Sustainable Finance Group	CSO Convened by Lead Sustainable Finance	Monthly	– Discusses sustainable finance activities and initiatives across the firm, bringing	– Sustainable finance market, industry and regulatory key trends and developments.

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Governance body	Lead and other membership information	Sustainability / climate agenda frequency	Purpose and responsibilities related to sustainability- and climate-related issues	Topics considered in 2022

Group (Chief Sustainability Office)

together key sustainable finance and investing leads from the business divisions.

–  Supports and orchestrates development of cross-divisional sustainable finance business initiatives, as well as enabling capabilities.

–  Sustainable finance business priorities 2022 and objectives 2023.

–  Sustainable finance product guidelines and framework.

–  Commercial themes and initiatives.

–  Sustainable finance product / solutions offering.

–  Sustainable finance metrics and reporting (internal / external).

–  Sustainability training.

Sustainability Advisory Group	CSO Convened by Head External Engagement (Chief Sustainability Office)	Monthly	– Discusses sustainability initiatives across the firm, bringing together key sustainability leads from Group Functions.	– Risk frameworks for sustainable finance. – Partnerships for key sustainability related activities (e.g., net zero). – Communications activity and other stakeholder engagement.

CDIO Management Team	GEB Lead for CDIO	Semi-annually at least	– Oversees CDIO strategy for operational sustainability. – Reviews environmental performance of the firm. – Signs off on operational sustainability objectives and targets.	– Sustainability objectives for 2023. – ISO 14001 external audit results. – Climate action plan.

GCS Management Forum	Head of CDIO Group Corporate Services (GCS)	Quarterly

–  Oversees GCS strategy for operational sustainability.

–  Reviews environmental performance of the firm.

–  Proposes operational sustainability objectives and targets for sign-off to the CDIO management team.

– Operational action plans for the individual global environmental goals. – Sustainability objectives for 2023. – Result from ISO 14001 external audit. – Climate action plan.

Sustainable Finance Forum Personal & Corporate Banking (P&C) / Wealth Management Switzerland (WMCH)	Chief Operating Officer P&C and Region Switzerland jointly with the Chief Risk Officer P&C	Quarterly

–  Oversees and facilitates the sustainability strategy and its implementation across the Personal & Corporate Banking segments and Wealth Management Switzerland, in alignment with the goals and ambitions of the Group.

–  Reviews supporting strategic sustainability partnerships and collaborations.

–  Fosters alignment and collaboration across segments and aligned functions.

– Net zero. – Sustainable lending operating model.

AM SI Prioritization Forum	Head of Sustainable Investing, Executive Team functional heads	Quarterly, ad- hoc as required

–  Steers and guides the SI strategy program within AM.

–  Sets key priorities, direction and key decisions to be adhered to by the SI program.

–  Provides guidance on strategic alignment of ESG-related regulatory requirements.

– Net zero. – Product shelf. – Impact capability. – Client reporting. – Regulatory disclosure.

Asset Management (AM) Stewardship Committee	Head of Investments	Quarterly, ad- hoc as required	– Provides oversight of the proxy voting standards / process and corporate governance practices in accordance with the Asset Management proxy voting policy and procedures.	– Approved and resolved where needed, proxy votes proposed to deviate from UBS Proxy Voting policy guidelines.

AM SI Methodology Forum	Head of Sustainable Investing	Quarterly, ad- hoc as required

–  Provides oversight of methodology / investment process criteria applied in the Sustainable Investing framework (including exclusions, ESG integration, sustainable focused and impact offering) across investment areas.

– Regulatory investment process criteria. – Policy updates. – Net zero and other frameworks / methodologies.

Global Wealth Management (GWM) SI/II Forum	Chief Investment Office (CIO)	Quarterly	– Drive the Global Wealth Management SI/II franchise. – Acknowledge ambitions.	– Provided input into various aspects of the franchise, including products and strategy. – Ambition setting.

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Governance body	Lead and other membership information	Sustainability / climate agenda frequency	Purpose and responsibilities related to sustainability- and climate-related issues	Topics considered in 2022

GWM Sustainability Scores Methodology Board	CIO	At least annually	– Discuss and decide on material changes to the methodology underlying the CIO sustainability scores.	– Development of SDG-alignment scores. – Further integration of climate- related data in CIO sustainability scores.

Investment Bank (IB) Management Team	President Investment Bank	At least quarterly

–  Reviews the Investment Bank’s sustainability strategy and related objectives, including DE&I, climate, etc.

–  Monitors the Investment Bank’s progress against its sustainability strategy and related objectives.

–  Monitors the Investment Bank’s execution of the firm’s overall climate strategy, including the net-zero commitment.

–  Diversity, equity and inclusion.

–  Sustainability strategy and progress.

–  Net-zero commitment and associated implementation steps.

–  Changes to SCR policy.

–  Regulatory developments pertaining to sustainability and finance.

–  Non-financial risks in relation to Sustainable Finance.

–  Sustainable finance.

–  Training and employee awareness regarding sustainability and sustainable finance.

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Controlling risks and metrics

GCRG Sustainability Expert Group

Our Group Compliance, Regulatory & Governance (GCRG) function is responsible for the ongoing monitoring of the adequacy of our control environment for non-financial risks (NFR) and sets out requirements for the design and operation of 1st LoD (Line of Defense) and 2nd LoD controls across Operational Risk, Compliance and Financial Crime Prevention. GCRG is actively engaged across UBS’s Risk Committee structure and supervisory board governance. It drives the review and, where necessary, the required adaptations to our NFR frameworks to align the independent control and oversight capabilities with existing and new regulations and changes across business activities.

In 2022, GCRG established the Sustainability Expert Group (the SEG, with senior representatives from across the divisional, regional and functional GCRG units, supported by senior experts across Group Legal, Group Risk Control, Sustainability CFO and Group Sustainability and Impact. In 2022, we focused our activities on initiating a range of enhancements to our ESG NFR risk assessment and process control coverage whilst undertaking appropriate reviews of the integration of ESG factors into the NFR control framework. This included considerations relevant to the consistent assessment, monitoring and escalation of high inherent reputational risk – incorporating ESG factors.

In this context GCRG maintains a quarterly dynamic ESG NFR Assessment, which acts as both the basis for its global view on ESG NFR in UBS, as well as a key input for the decision-making for the SEG priorities and associated risk reviews. We performed multiple ESG-related NFR assessments, focusing in particular on the effectiveness of processes and controls designed to mitigate greenwashing risk. This included reviews of relevant framework elements such as reputational risk, as well as specific deep-dives into product lifecycle management across the business divisions, including marketing material and product disclosure. With regards to control coverage more specifically, GCRG also enhanced core global controls relating to new business initiatives, client onboarding and oversight of marketing materials related to sustainability, and integrated ESG topics into the standard regulatory change event process for firm-wide coverage.

›	Refer to “Non-financial risk” in the “Risk management and control” section of our Annual Report 2022 for more information

Sustainable Finance Legal

Global Sustainable Finance Center of Legal Excellence, a part of our Group Legal division, provides legal and strategic advice on sustainability-related matters to the GEB sponsor for sustainability and impact, the Chief Sustainability Office, the business divisions, and other group functions. The team works closely with lawyers supporting the business divisions and Group Functions.

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Our sustainability and climate risk policy framework

Our sustainability and climate risk policy framework is embedded in our culture and it:

–	applies across all business divisions, Group Functions, locations, and legal entities;

–	is integrated into management practices and control principles and overseen by senior management; and

–	supports the transition toward a net-zero future.

Introduction

The firm’s Sustainability and Climate Risk (SCR) unit (as part of Group Risk Control), manages material exposure to sustainability and climate risks. It also advances our firmwide SCR initiative to build in-house capacity for the management of sustainability and climate-related risks.

At UBS, sustainability and climate risk is defined as the risk that UBS negatively impacts, or is impacted by, climate change, natural capital, human rights, and other environmental, social, governance (ESG) matters. Sustainability and climate risk may manifest as credit, market, liquidity, and/or non-financial risks for UBS, resulting in potential adverse financial, liability and/or reputation impacts. These risks extend to the value of investments and may also affect the value of collateral (e.g., real estate). Climate risks can arise from either changing climate conditions (physical risks) or from efforts to mitigate climate change (transition risks).

Our principles and standards apply across all business divisions, group functions, locations, and legal entities. They define roles and responsibilities for 1LoD (1st Line of Defense, i.e., client and supplier onboarding, transaction due diligence, periodic know-your-client reviews), for 2LoD (2nd Line of Defense, i.e., sustainability and climate risk transaction assessments), and for the GEB (that sets the sustainability and climate risk appetite standards of the firm). Our work in key societal areas, such as minimizing effects of climate change, protecting the environment and respecting human rights, is part of this. Living up to our societal responsibilities contributes to the wider goal of sustainable development. As a global firm, we take responsibility for leading the debate on important societal topics, contribute to the setting of standards and collaborate in and beyond our industry.

Managing sustainability and climate risk is a key component of our corporate responsibility. We apply a sustainability and climate risk policy framework to all relevant activities. This helps us identify and manage potential adverse impacts on the climate, environment and to human rights, as well as the associated risks affecting our clients and us. We have set standards for product development, investments, financing and supply chain management decisions. We have identified certain controversial activities we will not engage in, and certain areas of concern where we will only engage in under stringent criteria. As part of this process, we are committed to engaging with clients and suppliers to better understand their processes and policies and to explore how climate-, environment- and human-rights-related risks and impacts may be mitigated.

Most recently, UBS has developed guidelines and frameworks for Sustainable Lending, Bond and GHG Emissions Trading Products and services. These guidelines support UBS’s growth strategy for sustainable products and services and the work to ensure that sustainability-related criteria is met.

Our commitment

Our commitment to sustainability starts with our purpose. We know finance has a powerful influence on the world. At UBS we reimagine the power of people and investment, to help create a better world for everyone: a fairer society, a more prosperous economy and a healthier environment. That is why we partner with our clients to help them mobilize their capital toward a more sustainable world. It is why we have put sustainability at the heart of our own business too. To help us maximize our impact and direct capital to where it is needed most, we are focusing on three key areas to drive the sustainability transition: planet, people, partnerships.

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Some of our key commitments to sustainability include:

1992 – one of the first financial institutions to sign up to the UN Environment Programme bank declaration (the UNEP FI);

2000 – one of the first companies to endorse the UN Global Compact and, in the same year, our firm was a founding member of the Wolfsberg Group of Banks, which was originally set up to promote good practice in combating money laundering;

2002 – CDP founding signatory;

2011 – our firm was a driving force behind the establishment of the Thun Group of Banks, which has published two discussion papers that seek to establish a framework to facilitate the identification of the key challenges and best practice examples for the financial sector’s implementation of the UN Guiding Principles on Business and Human Rights (the UNGPs);

2014 – we endorsed the “Soft Commodities” Compact from the Banking Environment Initiative and the Consumer Goods Forum, which reaffirms our commitment to developing and implementing responsible business standards;

2019 – we became a founding signatory of the UN Principles for Responsible Banking (the PRB). The PRB constitutes a comprehensive framework for the integration of sustainability across banks.

Progress made in implementing Group Sustainability and Impact objectives is reported as part of UBS’s annual reporting. This reporting is reviewed and assured externally according to the requirements of the Global Reporting Initiative’s (GRI) Sustainability Reporting Guideline. UBS is certified according to ISO 14001, the international environmental management standard.

›	Refer to the Supplementary Information document of this report for an overview of our external commitments and memberships

Climate change

Climate change is one of the most significant challenges of our time. The world’s key environmental and social challenges, such as population growth, energy security, loss of biodiversity and access to drinking water and food, are all closely intertwined with climate change. This makes the transition to a low-carbon economy vital.

We support this transition through our comprehensive climate strategy, which covers two main areas: managing climate-related financial risks; and taking action on a net-zero future. Underpinning these two main areas are four strategic pillars: protecting our clients’ assets; protecting our own assets; mobilizing private and institutional capital; and reducing our direct climate impact.

We were a founding member of the Task Force on Climate-related Financial Disclosures (the TCFD) in 2015, and we continue to support the TCFD’s development, with formal representation in the Task Force since 2016. We became a founding member of the Net Zero Asset Managers initiative in 2020 and a founding member of the Net-Zero Banking Alliance in 2021.

›	Refer to the “Environment” section of this report for our climate disclosures, including details about our net-zero implementation

Forests and biodiversity

We seek to promote nature-related drivers, including biodiversity, focusing on key stakeholder groups (clients, vendors, employees and society at large). Deforestation and forest degradation can cause loss of biodiversity and negatively impact ecosystems services. As approximately 80%1 of the world’s documented species are found in tropical rainforests, deforestation will impact global biodiversity. Approximately 24%2 of global GHG emissions come from the land sector, which is the second-largest source of emissions after the energy sector. Most of those emissions come from land use changes, such as agriculture activities (cultivation of crops and livestock) and deforestation.

Worldwide it is estimated that more than half of forest loss is due to conversion of forest into cropland (mainly for oil palm and soybean production), while raising of livestock is responsible for almost 40%3 of forest loss. It is further estimated that almost 50%3 of all recent tropical deforestation is due to illegal commercial agriculture activities and timber plantations. In human terms, millions of people rely directly on forests (small-scale agriculture, hunting and gathering, and harvesting forest products such as rubber). Yet deforestation continues to cause severe societal problems, impacting traditional communities and sometimes leading to violent conflicts.

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Recognizing these risks, we:

–

became a member of the Responsible Roundtable on Sustainable Palm Oil (the RSPO) in 2012. RSPO certification is a guarantee that palm oil production is sustainable. Accredited certified bodies perform extensive reviews on palm oil producers to ensure strict compliance with RSPO Principles & Criteria for Sustainable Palm Oil Production.

–

endorsed the “Soft Commodities” Compact from the Banking Environment Initiative and the Consumer Goods Forum. In doing so we aim to support the transformation of soft commodity supply chains by expecting producers to be committed to achieving full certification according to applicable sustainability certification schemes, such as the RSPO. We acknowledge that acquiring land without adequate consultation, compensation and consideration of customary land rights (commonly referred to as land grabbing) can significantly impact local communities, often smallholders who primarily rely on subsistence farming to sustain their livelihood.

–

have identified and will not engage in certain activities that contribute to deforestation and its related impacts (see the “Controversial activities – where UBS will not do business” and “Areas of concern – where UBS will only do business under stringent criteria” sections of this report).

Human rights

We are committed to respecting human rights, as set out in the UNGPs, in our business activities. We believe this is a responsible approach underlining our desire to reduce, as far as possible, potentially negative impacts on society. Our commitment in this important area is long standing. In 2000, UBS was among the first companies that pledged to adhere to the UN Global Compact Principles, including on human rights. The principles of the Global Compact, today the largest corporate responsibility initiative globally, stem from the Universal Declaration of Human Rights, the International Labor Organization’s Declaration on Fundamental Principles and Rights at Work, the Rio Declaration on Environment and Development, and the UN Convention Against Corruption.

The UN took a significant step in 2011 by endorsing the UNGPs. At this point, UBS came together with other banks and formed the Thun Group of Banks to jointly consider these developments and to share experiences regarding the implementation of the UNGPs. To this end, the Thun Group of Banks has published two discussion papers on the financial sector’s implementation of the UNGPs. The second paper, for example, focused on the proactive agenda of the Organisation for Economic Co-operation and Development (the OECD) on Responsible Business Conduct and in particular the OECD’s 2019 publication titled Due Diligence for Responsible Business Conduct in General Corporate Lending and Securities Underwriting. UBS is a member of the Advisory Group to the OECD.

Recognizing our commitment to promoting human rights, we:

–	established a UBS Position on human rights in 2006, and have been regularly updating the UBS Human Rights Statement;

–

will not engage in commercial activities that make use of child labor and forced labor, or that infringe the rights of indigenous peoples (see the “Controversial activities – where UBS will not do business” section of this report); and

–	will continue our work internally and externally with the Thun Group of Banks and the OECD, to understand how best to implement the UNGPs across our operations.

›	Refer to our Human Rights Statement at ubs.com/gri to learn more about UBS’s commitment to respecting human rights

1 Based on information from WWF, available on wwf.panda.org/discover/our_focus/forests_practice/importance_forests/tropical_rainforest/

2 Based on information from the Environmental Protection Agency, available on epa.gov/ghgemissions/global-greenhouse-gas-emissions-data

3 Based on information from the European Parliament, available on europarl.europa.eu/news/en/headlines/society/20221019STO44561/deforestation-causes-and-how-the-eu-is-tackling-it

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Our standards

We have set standards in product development, investments, financing and supply chain management decisions. These include the stipulation of controversial activities and other areas of concern we will not engage in, or will only engage in under stringent criteria.

Controversial activities – where UBS will not do business

UBS will not knowingly provide financial or advisory services to clients whose primary business activity, or where the proposed transaction, is associated with severe environmental or social damage to or through the use of:

–	world heritage sites as classified by the UN Educational, Scientific and Cultural Organization (UNESCO);

–	wetlands on the Ramsar list;

–	endangered species of wild flora and fauna listed in Appendix 1 of the Convention on International Trade in Endangered Species;

–	high conservation value forests as defined by the six categories of the Forest Stewardship Council (the FSC);

–	illegal fire: uncontrolled and/or illegal use of fire for land clearance;

–	illegal logging including purchase of illegally harvested timber (logs or roundwood);

–	child labor according to International Labor Organisation (ILO) Conventions 138 (minimum age) and 182 (worst forms);

–	forced labor according to ILO Convention 29; and

–	indigenous peoples’ rights in accordance with IFC Performance Standard 7.

The same standards apply when UBS purchases goods or services from suppliers.

In addition, UBS does not directly or indirectly finance the development, production or purchase of controversial weapons of such companies determined to fall within the “Swiss Federal Act on War Materials.”

On the topic of cluster munitions and anti-personnel mines, UBS does not provide credit facilities to, nor conduct capital market transactions for, companies that are involved in the development, production or purchase of cluster munitions and anti-personnel mines. UBS does not include securities of affected companies in its actively managed retail and institutional funds and in discretionary mandates. UBS draws upon external expertise to decide whether a company is subject to the restrictions imposed by Swiss law.

Areas of concern – where UBS will only do business under stringent criteria

We apply specific guidelines and assessment criteria to transactions with corporate clients engaged in the areas of concern listed below. The guidelines and assessment criteria apply to loans, trade finance, direct investments in real estate and infrastructure, securities and loan underwriting transactions, and investment banking advisory assignments.

Transactions in the areas listed below trigger an enhanced due diligence and approval process. In addition to the assessment of regulatory compliance and adherence to UBS’s controversial activities standards, as well as consideration of past and present environmental and human rights performance and concerns of stakeholder groups, these transactions require an assessment of the following criteria:

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Soft commodities

Palm oil

Companies must be members of the RSPO and not subject to any unresolved public criticism from the RSPO.

Companies must further have some level of mill or plantation certification and be publicly committed to achieving full certification (evidence must be available).

Companies must also be committed to “No Deforestation, No Peat and No Exploitation.”

Soy

Companies producing soy in markets at high risk of tropical deforestation must be a member of the Roundtable on Responsible Soy (the RTRS), or must apply a similar standard such as Proterra, International Sustainability & Carbon Certification or Cefetra- Certified Responsible Soya, and not be subject to any unresolved public criticism from these standards.

When a company is not certified, it must credibly commit to the RTRS or a similar standard, providing a robust time-bound plan or demonstrate a credible commitment toward an equivalent standard, to be independently verified.

Forestry

Producing company must seek to achieve full certification of its production according to the Forest Stewardship Council (FSC) or a national scheme endorsed against the Programme for the Endorsement of Forest Certification (PEFC) within a robust time- bound plan.

Producing company must also have fire prevention, monitoring and suppression measures in place.

Fish and seafood	Companies producing, processing or trading fish and seafood must provide credible evidence of no illegal, unreported and unregulated fishing in their own production and supply chain.

Power generation

Coal-fired power plants (CFPP)	We do not provide project-level finance for new coal-fired power plants globally and only support financing transactions of existing coal-fired operators (>20% coal reliance) if they have a transition strategy that aligns with the goals of the Paris Agreement or if the transaction is related to renewable energy or clean technology.

Large dams	Transactions directly related to large dams include an assessment against the recommendations made by the International Hydropower Sustainability Assessment Protocol.

Nuclear power	Transactions directly related to the construction of new, or the upgrading of existing nuclear power plants include an assessment on whether the country of domicile of the client / operation has ratified the Treaty on the Non-Proliferation of Nuclear Weapons.

Extractives

Arctic oil and oil sands	We do not provide financing where the stated use of proceeds is for new offshore oil projects in the Arctic or greenfield[1] oil sands projects, and only provide financing to companies with significant reserves or production in arctic oil and/or oil sands (>20% of reserves or production) if they have a transition strategy that aligns with the goals of the Paris Agreement or if the transaction is related to renewable energy or clean technology.

Coal mining and mountain top removal (MTR)

We do not provide financing where the stated use of proceeds is for greenfield[1] thermal coal mines and do not provide financing to coal-mining companies engaged in MTR operations.

We only provide financing to existing thermal coal-mining companies (>20% of revenues) if they have a transition strategy that aligns with the goals of the Paris Agreement, or if the transaction is related to renewable energy or clean technology.

Liquefied natural gas (LNG)	Transactions directly related to LNG infrastructure assets are subject to enhanced sustainability and climate risk due diligence considering relevant factors such as management of methane leaks and the company’s past and present environmental and social performance.

Ultra-deepwater drilling	Transactions directly related to ultra-deepwater drilling assets are subject to enhanced sustainability and climate risk due diligence considering relevant factors such as environmental impact analysis, spill prevention and response plans, and the company’s past and present environmental and social performance.

Hydraulic fracturing	Transactions with companies that practice hydraulic fracturing in environmentally and socially sensitive areas are assessed against their commitment to and certification of voluntary standards, such as the American Petroleum Institute’s documents and standards for hydraulic fracturing.

Precious metals and minerals

Transactions directly related to precious metals or minerals assets that have a controversial environmental and social risk track record are assessed against commitment to and certification of voluntary standards, such as the International Council on Mining & Metals (ICMM), International Cyanide Management Code (ICMC), the Conflict-Free Smelter Program and the Conflict Free Gold Standard of the World Gold Council, the Responsible Gold Guidance of the London Bullion Marketing Association (LBMA), the LBMA or London Platinum and Palladium Market (LPPM) Good Delivery Lists, the Chain-of-Custody and Code of Practices of the Responsible Jewellery Council, the Fairmined Standard for Gold from Artisanal and Small-Scale Mining of the Alliance of Responsible Mining, the Voluntary Principles on Security and Human Rights, and the International Code of Conduct for Private Security Providers.

Transactions directly related to precious metals sourcing, custody, distribution and trading are assessed against precious metals’ production by refineries that are listed on the London Good Delivery List (LGD), or the Former London Good Deliver List (FLGD) for precious metals produced up to refineries’ removal from the LGD, as maintained by the LBMA and LPPM.

Diamonds	Transactions with companies that mine and trade rough diamonds are assessed on the client’s commitment to and certification of voluntary standards, such as the ICMM, and rough diamonds must be certified under the Kimberley Process.

1 Greenfield means a new mine / well or an expansion of an existing mine / well that results in a material increase in existing production capacity.

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Sustainability and climate risk framework

UBS annually performs a sustainability and climate risk materiality assessment of its products, services and supply chain (in accordance with the ISO 14001 standard and UBS’s Risk Control Self-Assessment). Products, services and activities deemed as having high risk are subject to the following framework.

Standard financial and non-financial risk processes ensure that material sustainability and climate risks are identified, assessed, approved and escalated in a timely manner. These include controls during client onboarding, transaction due diligence and product development and as part of the investment decision processes, own operations, supply chain management and portfolio reviews.

Governance

Given the many sustainability- and climate-related challenges globally, these topics will continue to increase in relevance for banks. These developments therefore require regular and critical assessment of our policies and practices, based on an accurate monitoring and analysis of societal topics of potential relevance to UBS.

The management of sustainability and climate risk is steered at the GEB level. Reporting to the Group CEO, the Group Chief Risk Officer is responsible for the development and implementation of control principles and an appropriate independent control framework for sustainability and climate risk within UBS, and its integration into the firm’s overall risk management and risk appetite frameworks. The Chief Risk Officer (the CRO) for Sustainability supports the GEB by providing leadership on sustainability in collaboration with the business divisions and Group Functions.

Integration in financial and non-financial processes

–	Client onboarding: Potential clients are assessed for sustainability and climate risks associated with their business activities as part of UBS’s know-your-client (KYC) processes.

–	Transaction due diligence: Sustainability and climate risks are identified and assessed as part of standard transaction due diligence and decision-making processes.

–

Product development and investment decision processes: New financial products and services are reviewed before their launch in order to assess their compatibility and consistency with UBS’s environmental and human rights standards. Sustainability and climate risks are also considered where relevant as part of the firm’s overall ESG approach to investment decision processes and when exercising ownership rights, such as proxy voting, and engagement with the management of investee entities.

–

Own operations: Our operational activities and employees, and contractors working on UBS’s premises, are assessed for compliance with relevant environmental, health and safety, and labor rights regulations.

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–

Supply chain management: Sustainability and climate risks are assessed when selecting and dealing with suppliers. UBS also evaluates goods and services that pose potential environmental, labor and human rights risks during the life cycle (production, usage and disposal) as part of its purchasing processes.

–

Portfolio review: At the portfolio level, we regularly review sensitive sectors and activities prone to bearing sustainability- and climate-related risks. We assess client exposure and revenue in such sectors and attempt to benchmark the portfolio quality against regional and/or sector averages. Such portfolio reviews give us an accurate aggregated exposure profile and an enhanced insight into our transaction and client onboarding processes. Based on the outcome of these reviews, we can explore ways to improve the future portfolio profile along a range of risk parameters.

Clients, transactions or suppliers potentially in breach of our standards, or otherwise subject to significant climate, environmental and human rights controversies, are referred to our SCR unit, which approves or rejects the cases after assessing their compliance with the firm’s risk appetite standards. Advanced data analytics on companies associated with such risks is integrated into the web-based compliance tool used by our staff before they enter into a client or supplier relationship, or a transaction. The systematic nature of this tool significantly enhances our ability to identify potential risk.

In 2022, 2,834 referrals were assessed by our SCR unit, of which 93 were rejected or not pursued, 397 were approved with qualifications and 365 were pending. The overall number of SCR referrals decreased by 3% compared with 2021.

Sustainability and climate risk assessments

	For the year ended			% change from
	31.12.22	31.12.21	31.12.20	31.12.21

Cases referred for assessment[1]	2,834	2,919	2,168	(3)

by region

Americas	548	496	373	10

Asia Pacific	729	631	551	16

Europe, Middle East and Africa (excluding Switzerland)	481	556	223	(13)

Switzerland	1,076	1,236	1021	(13)

by business division

Global Wealth Management	151	278	170	(46)

Personal & Corporate Banking	1,151	1,345	933	(14)

Asset Management	11	24	56	(54)

Investment Bank	1,443	1,162	977	24

Group Functions[2]	78	110	32	(29)

by sector[3]

Agribusiness[4]	466	536	406	(13)

Chemicals[5]	134	133	97	1

Financial[6]	438	283	168	55

Infrastructure[7]	142	148	90	(4)

Metals and mining	481	615	492	(22)

Oil and gas	350	318	354	10

Technology[8]	144	190	141	(24)

Transport	85	80	60	6

Utilities	204	225	186	(9)

Other[9]	390	391	174	0

by outcome[10]

approved[11]	1,965	1,988	1,696

approved with qualifications[12]	397	396	349

rejected or not further pursued[13]	93	106	119

pending[14]	365	49	9

assessed[15]	14	380	0

1 Transactions and client onboarding requests referred to the SCR function.    2 Relates to procurement / sourcing of products and services.    3 Amendment in sector calculation: sectors calculated based on first assessed entity.    4 Includes, e.g., companies producing or processing fish and seafood, forestry products, biofuels, food and beverage.    5 Includes e.g. chemical and pharmaceutical companies.    6 Includes, e.g., banks, commodity traders, investments and equity firms.    7 Includes e.g., real estate and construction and engineering companies.    8 Includes technology and telecom companies.    9 Includes, e.g., aerospace and defense, general industrials, retail and wholesale.    10 “By outcome” 2022 data is from 25 January 2023. Outcomes from 2021 and 2020 were also recalculated.    11 Client / transaction / supplier transactions approved at SCR.    12 Client / transaction / supplier subject to an SCR assessment and approved with qualifications. Qualifications may include ring-fencing of certain assets, conditions toward client / supplier or internal recommendations.     13 Client / transaction / supplier subject to an SCR assessment and rejected or not further pursued.    14 Decision pending. Except for few cases still in progress from 2021 and 2020, all 2019 pending cases have been closed and reallocated to the other outcome categories.    15 Assessed companies related to portfolio reviews.

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Combating financial crime

UBS complies with applicable laws and regulations and is committed to meeting industry standards regarding the effective prevention of money laundering and financing of terrorism. UBS takes comprehensive measures to prevent and detect non-compliance with laws and regulations and does not tolerate or facilitate criminal activity or breaches of the letter or spirit of applicable laws, regulations, rules and policies designed to prevent such activities.

UBS does not engage in business activities that pose unacceptably high levels of money laundering, fraud, sanctions or corruption risk. Additionally, UBS does not engage in activities that pose risks that cannot be effectively managed by the existing control environment. Although it is not possible to eliminate such residual risk entirely, UBS has appropriate policies, procedures, controls and processes in place to manage the relevant risks.

UBS annually assesses the money laundering, fraud, sanctions and bribery and corruption risks associated with all of its business operations against its control framework, and takes action where appropriate to further mitigate these risks.

Public-private partnerships

We are a founding member of the Wolfsberg Group, an association of global banks that aims to develop financial services sector standards for the prevention of financial crimes such as money laundering, fraud, corruption and terrorist financing, as well as developing industry standards for know-your-client (KYC) due diligence and ongoing transaction monitoring.

The Wolfsberg Group brings together banks from around the world at its annual forum and regional out-reach meetings focused on financial crime topics, and delivers an annual academy to support the development of junior Financial Crime Prevention (FCP) officers. It also works on guidance papers in related key areas of financial crime. UBS is actively involved with this group. For example, during 2022 we co-chaired the Wolfsberg Working Group to update and re-issue its Anti-Bribery & Corruption Programme guidance.

Together with the other members of the Wolfsberg Group, we work with the Financial Action Task Force (FATF), an intergovernmental body that helps develop national and international policies on preventing money laundering and terrorist financing through consultation with the private sector.

In November 2020, UBS joined the World Economic Forum’s Partnership Against Corruption Initiative (the PACI). The PACI undertakes initiatives to address industry, country, regional, and global issues linked to anti-corruption and compliance. We contributed to the PACI’s “Gatekeepers in the Fight Against Illicit Financial Flows” paper and assessed its own framework as being compliant with these standards.

We are a member of a number of public-private partnerships operating globally that have been set up to foster closer working relationships between financial institutions and law enforcement, most notably the Joint Money Laundering Taskforce operations group in the UK, which has worked on a number of human trafficking and modern slavery cases.

A risk-based approach to combating financial crime

Onboarding and ongoing monitoring

UBS performs risk-based initial due diligence on all customers, which is designed to establish their identity and ownership, nature of their business activities and source of wealth and funds. This includes formal processes for mitigating the risk of impersonation fraud in circumstances where we are not doing business on a face to face basis. Where the client represents a potentially elevated risk per the Group anti-money-laundering (AML) and KYC Policy, enhanced due diligence is performed.

UBS does not establish or maintain relationships with parties when the KYC information cannot be sufficiently established or where UBS has reason to believe the party has or intends to use UBS products or services for illicit activities. UBS does not open accounts for relationships that do not meet our standards or pose unacceptable financial crime or reputational risk for the bank.

After a client onboarding is completed, ongoing due diligence and risk screening is performed during the lifecycle of the client relationship. Clients are subjected to regular risk rating and client activities and transactions are subject to AML transaction monitoring. In addition, ongoing periodic KYC reviews are conducted at a varying frequency driven by the client risk rating.

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Our Group AML & KYC Policy sets out the process and criteria relating to the identification, senior management sign off, periodic review and ongoing monitoring of clients deemed to be Politically Exposed Persons (PEPs) as well as other customers who have links with jurisdictions or industries which pose elevated levels of financial crime risk.

We apply KYC rules and use advanced technology to help identify suspicious transaction patterns and compliance risk issues. We continue to invest in our detection capabilities and core systems as part of our FCP program.

Referral of red flags to FCP must be made if any UBS staff become aware of potential suspicious activities during the client lifecycle and may result in investigation, suspicious activity report filing, and/or client exit as appropriate. We adhere to the global FATF standards with respect to record keeping.

Our entire financial crime framework is subject to regular controls testing both within the first and second lines of defense which includes a cycle of regular peer review testing executed by a designated team within the financial crime prevention group function. Additionally, our Group Internal Audit team performs a rigorous cycle of independent audit reviews covering the financial crime framework globally and cross divisionally and we are subject to ongoing supervision by regulatory authorities in all of the markets in which we operate.

Conduct and culture

The UBS Code of Conduct and Ethics (the Code) sets out the principles and commitments that define our ethical standards and the way we do business. The Code commits all UBS employees to do whatever we can to combat money laundering, fraud, corruption and terrorist financing.

We have systems in place and hold ourselves accountable for detecting, stopping and reporting money laundering matters, including terrorist financing.

For example, we do not tolerate any form of corruption or bribery, including facilitating payments, nor do we offer or accept improper gifts or payments.

Additionally, the Code requires that UBS employees do not help or advise its clients, or any other party, to evade taxes or misreport taxable income and gains. It also states that we should not contract with third parties who provide services for UBS or on our behalf, where those services help others improperly evade taxes.

All employees and external staff subject to mandatory learning requirements are required to complete FCP training, which covers AML, sanctions, fraud and anti-corruption. The training is mandatory and must be completed at least on an annual basis. We regularly update web-based training modules to address compliance issues, including financial crime standards, and to incorporate learnings from both internal and external events and geopolitical developments. Employees in specific areas also receive targeted training on specific financial crime risks associated with the business lines or activities they are involved with.

›	Refer to the Code of Conduct and Ethics of UBS, available at ubs.com/code

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Protecting data

Data has enormous value to our firm. When treated as a corporate asset, it enables our business to run smoothly. It can also help us to grow and prosper, by giving us the information we need to capture new business or react quickly to new trends. As we continue to invest in our digital solutions, we are similarly committed to:

–	developing a robust command and control framework to manage and protect our offering and the petabytes of data that are inherently generated by it;

–	being stewards of data on behalf of our clients and employees; and

–	requesting our third parties adopt equivalent practices and meet our expectations.

It is our responsibility to protect data disclosed to us in an increasingly complex and evolving environment. We have comprehensive measures (relevant controls, processes and policies) in place for the protection of personal data.

We have also introduced organizational and technical security measures, underpinned by an operational risk and control framework, to safeguard personal data in accordance with applicable laws and regulations. Access to data is protected through control mechanisms following the need-to-know principle and ensuring revocation when no longer required. Where applicable and required, de-identification solutions are used for some specific use cases of sensitive client data.

Governance

Our Board of Directors (the BoD) and the Group Executive Board (the GEB) recognize the cyber- and information-security (CIS) program as essential in maintaining the continued success of UBS and foster an appropriate risk management culture. The BoD Risk Committee and the GEB oversee the CIS program through regular reviews and reporting and are part of the escalation chain for major and critical cyber incidents. Additionally, CIS systems and processes are subject to continual review and updates by our internal control teams.

The Group Data Management Office, part of the Group Chief Technology Office, partners across the firm to ensure robust governance over the collection, propagation and quality of our firm’s data. Additionally, the Group Data Protection Office, part of Group Compliance, Regulatory and Governance, ensures that our firm processes personal data and responds to data subject rights exercised by individuals (including clients and employees) in line with applicable data privacy laws and regulations.

Policies and procedures (including training)

As a firm, we operate at the highest possible standard. Our principles and policies guide how we use data and information, as well as how we develop and deploy technological solutions. We maintain policies and procedures to ensure everyone at our firm is aware of threats and the importance of CIS. A CIS end user and line manager policy is available internally to all UBS employees and consultants.

In recognition of the pace of digital change globally, our Code of Conduct and Ethics (the Code) includes a section on the lawful and ethical use of data. The primary focus of this section is preparing employees for greater reliance on big data, data models and artificial intelligence.

We run a comprehensive, Group-wide education and awareness program, including addressing risks related to CIS. The program features mandatory computer-based training modules (recurring and requiring exam completion), newsletters, and global and targeted awareness campaigns to all staff who have access to UBS systems. Additional educational campaigns, covering subjects such as phishing, malware infections, social engineering, tailgating, and data classification and leakage, are deployed several times per year.

Additionally, we provide training specifically tailored for certain staff. Employees are also required to review policies and affirm compliance in our web-based Affirmation Online portal on an annual basis. All UBS employees can easily access UBS’s information security portal to learn about information security threats. Selected management employees are sent regular updates regarding cybersecurity developments and trends.

We also maintain a set of requirements for our third parties that stipulate our expectations and ensure these are formally acknowledged through a dedicated contractual annex.

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Handling data

Our Data Protection Policy framework covers the standards we commit to when processing personal data. This includes that data is processed only for specific and explicit purposes and is adequate, relevant and not excessive (data minimization). Other key principles include that data subjects are informed of how their personal data is processed and that it is not processed for longer than necessary for given processing purposes. UBS has implemented processes to respond to data subjects’ exercised rights, adhering to applicable legal requirements.

We communicate our client data use and storage policies to clients and seek consent for data use as required by local regulations. In these communications we are clear what this consent means and which use cases do not require consent, for example certain legal obligations. We provide reasonable options for clients to be able to revoke this consent.

Dealing with incidents

Our Code sets out the principles and behaviors that define our ethical practices and the way we do business. Any violation, whether it is our Code, UBS policies or external laws, rules and regulations, may result in disciplinary action, up to and including dismissal. This includes information security incidents. Also, employees are, as part of their year-end performance rating, evaluated on their integrity. This includes: doing the right thing; self-declaring incidents and issues; adhering to policies; challenging the status quo and raising their hand when things are not right, including potential security threats; and collaborating across teams, departments and divisions.

We aim to make the information security incident escalation process as simple as possible. For example, phishing emails can easily be reported by means of a dedicated button integrated within Outlook and available on all devices.

Our Group-wide incident-handling process enables any UBS person to report incidents and data breaches. Data-breach-prevention processes, such as blocking of communication and proactive remediation of misplaced data in unprotected areas, are in place. Additionally, we encourage employees to report any issues and incidents as per the incident-handling process, or to their line managers, and to follow up to ensure the matter is addressed. Any compliance incidents can also be escalated through the whistleblowing process.

We also extend these processes to cover adverse information security events that take place at third parties but have relevance to UBS’s information.

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Key policies and principles

Code of Conduct and Ethics

The Code of Conduct and Ethics of UBS (the Code) sets out the principles and commitments that define our ethical standards and the way we do business. By adhering to it, we foster a culture where responsible behavior is ingrained in a way that protects our people, our reputation and our ability to create lasting value for our shareholders, clients and societies. We also ensure our practices are aligned with our purpose. It is what we expect from ourselves and from each other. It covers our dealings with clients, counterparties, shareholders, regulators, business partners and colleagues and it is the basis for our policies, guidelines and procedures.

›	Refer to the full text of the Code, available at ubs.com/code

Sustainability and climate risk policy framework

Our sustainability and climate risk (SCR) policy framework is embedded in our culture and applies firm-wide to relevant activities, including client and supplier relationships. It is integrated in management practices and control principles and overseen by senior management. Furthermore, it supports the transition to a net-zero future.

›	Refer to the “Our sustainability and climate risk policy framework” section of this report

Stewardship / voting rights

The stewardship policy of our Asset Management business division is our commitment to act as responsible stewards of assets held and managed on behalf of our clients. We recognize that clients expect us to ensure the alignment of our approach with their own investment beliefs, policies and guidelines. We have a strong interest in ensuring that the companies in which we invest on behalf of clients are successful, and through our stewardship activities we seek to encourage a high standard of corporate practices and develop a relationship with investee companies, as well as an understanding of mutual objectives and concerns. In addition, where clients of Asset Management have delegated to us the discretion to exercise the voting rights for shares they beneficially own, we have a fiduciary duty to vote such shares in the clients’ best interests and in a manner that achieves the best economic outcome for their investments.

We maintain a comprehensive database of our meetings with companies and our voting activities. We review progress over time and follow up on issues identified. In the 12-month period ended 31 December 2022, we gave instructions (based on Asset Management’s corporate governance principles) to vote on 123,237 separate resolutions at 12,363 company meetings, with 1,532 of these resolutions being directly related to environmental and social issues proposed by both management and shareholders. Information about such resolutions and company meetings is provided in our proxy voting dashboard.

›	Refer to ubs.com/am-sustainability and vds.issgovernance.com/vds/#/MjU0/ for more information and the proxy voting dashboard

In 2022, we actively engaged with 330 companies on environmental, social and governance issues. Of the total of 461 engagements, 306 included dialogue regarding environmental and social issues.

Combating financial crime

We have developed policies intended to prevent, detect and report money laundering, corruption and terrorist financing. These policies seek to protect the firm and our reputation from those who may be intending to use UBS to legitimize illicit assets.

›	Refer to the “Combating financial crime” section for more information

Contributions (political, charitable and sponsorship)

UBS has appropriate policies on political donations in place, which set out the principles (including by referencing UBS’s anti-corruption standards) and approval processes for corporate political donations made on behalf of UBS or its entities.

Our community interaction (i.e., charitable contributions and employee volunteering) is guided by a global policy that governs the responsibilities for community impact activities within our firm and represents the official guidelines for all employees to follow. It defines the governance, principles, responsibilities, focus themes, criteria (including on anti-corruption and anti-bribery), financial planning framework and due diligence requirements applicable to all community impact activities and all financial contributions to non-profit organizations and social enterprises made by our firm.

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Our sponsorship activities are guided by a Group-wide governance document that describes how our policy on brand and marketing should be implemented in sponsorship and events. The document clarifies roles and responsibilities (including as regards anti-corruption and anti-bribery), describes ways of working and is intended to ensure effective and efficient cooperation among the various stakeholders.

Human resources policies

The Code is the basis for all of our human resource (HR) policies, guidelines and procedures, and it includes a commitment to protect the health and safety of employees and external staff. Our firm has global and country-specific HR policies designed to ensure effective management practices, a strong culture and a safe and respectful working environment. An overarching global employment policy sets the minimum hiring and employment standards for all UBS locations. It provides a framework for fair, consistent and transparent treatment for our employees, while taking into account local legal requirements, market best practices and shareholder interests. This policy is supplemented by employee handbooks that provide locally relevant information and resources. Along with the individual employment contract / offer letter, employee handbooks are the primary source of information for employees about the terms and conditions of employment and the HR programs, policies and procedures applicable to them.

›	Refer to the “Social” section of this report

Tax

Following the principles articulated in the Code, the UBS Group Tax Code of Practice establishes more detailed operating guidelines with respect to tax matters. It delineates and describes five key principles that apply to tax matters across UBS Group. The UBS Group Tax Risk and Governance Policy establishes processes and procedures for the handling of all tax matters at UBS.

›	Refer to “Our approach to tax matters” at ubs.com/gri for further information

Sustainability-related training and raising awareness

We regularly provide training and work to raise awareness among employees about the Code. All employees are required to confirm annually that they have read UBS’s key documents and policies, including the Code.

We actively engage in education and awareness raising for employees, staff, clients and our local communities regarding corporate responsibility and sustainability topics and issues. Through employee onboarding, education and broader awareness-raising activities, we ensure that our employees understand their responsibilities with regard to complying with our policies and the importance of our societal commitments.

Better understanding of our sustainability goals and actions is promoted through a wide range of training and awareness-raising activities, as well as in our performance management process. For example, in 2022, a specialist training on environmental and human rights topics (including sustainable finance) was provided to more than 34,000 employees in front-office and support functions that deal directly with related aspects in everyday business processes. In addition, employee volunteering activities across all regions help raise awareness of Group Sustainability and Impact’s varied initiatives along with the firm’s sustainability goals.

General information is published on our intranet and on our Group Sustainability and Impact internet site.

›	Refer to “Group Sustainability and Impact management indicators” in the Supplementary Information document to this report

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Appendix 3 – Environment

Our transition plan

Our transition plan is a prioritized plan of action following the aspirations outlined in our net-zero and beyond strategy to achieve net-zero carbon emissions in our own operations and our business activities (as set out in our commitments to the Net Zero Asset Managers (NZAMi) initiative and the Net-Zero Banking Alliance (NZBA)) while supporting our clients through their own transitions to net zero. The structure of our plan follows the recommendations of the Glasgow Financial Alliance for Net Zero (GFANZ) outlined in the “Financial Institutions Net-zero Transition Plans” guidelines. GFANZ published these guidelines, to which UBS contributed during their development, at the 27th session of the Conference of the Parties of the UNFCCC (COP 27).

UBS contributed to the development of these guidelines. This forms part of our engagement with our peers in the financial services industry in order to determine how best to support and finance clients’ transition to a low carbon economy. Contributing to such frameworks, including also by the NZBA, in turn forms an important basis for developing our own approach to transition finance.

We believe the GFANZ guidelines to be comprehensive and relevant for the financial sector, but will also continue to monitor other potential emerging standards. Our action plan touches on numerous aspects of this Sustainability Report, which are referenced in the table below.

›	Refer to gfanzero.com/our-work/financial-institution-net-zero-transition-plans/ for GFANZ’s recommendations

# Theme	Principles	Key activities engaged by UBS and where to find more information

Foundation

1 Objectives and priorities

Conscious of the potential adverse financial, liability and reputational risks that can arise from sustainability and climate risks and in response to client needs:

–   We are focused on supporting the transition toward a net-zero future, with the goal of limiting global warming to 1.5° C.

–   We aspire to achieve net-zero greenhouse gas emissions resulting from across our business by 2050. In line with this commitment, we will reduce the carbon footprint of our loan book across sectors that account for a sizable share of our credit portfolio and financed emissions and have set intermediate net-zero targets for 2030 for the following sectors: fossil fuels, power generation, real estate and cement.

–   We are committed to directing capital toward the low-carbon transition through investments, and by helping our financing clients to achieve their climate targets.

–   We provide our investing clients with the choice they need to meet their sustainability and impact objectives, including climate impact where that is their priority and in line with our fiduciary duties.

–   We aspire to lead by example, and have committed to net zero for scope 1 and 2 emissions by 2025, prioritizing emission reduction at source.

–   See SR22 – “Our aspirational goals and progress” subsection for a description of our financing reduction targets for 2030 and Asset Management (AM)’s target to align 20% of total assets under management (AuM) to be in line with net zero.

–   See SR22 – “Our climate roadmap” subsection for a description of the steps we intend to take toward net zero until 2050 and for our net-zero strategies and approaches to reduce emissions from our financing, investment and own operations.

–   See SR22 – Appendix 5 – “Objectives 2023” subsection for more details about our objectives aligned to the mid- and long-term targets.

–   See SR22 – “Managing sustainability and climate risks” subsection and SR22 – Appendix 1 – “Climate-related materiality assessment” subsection for an overview of our reviews of risks, opportunities in the climate materiality assessment and impacts expected from implementation.

–   See SR22 – Appendix 3 – “Reducing our environmental footprint – additional information” subsection for more details about impact reduction and carbon offset purchases in the context of our own operations.

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Implementation strategy

2 Products and services

–   We help our clients assess, manage and protect their assets from climate-related risks by offering innovative products and services in investment, financing and research and through our climate risk disclosure.

–   We are continually developing and refining sustainable solutions and approaches that help clients manage their exposures to climate change risk.

–   We will continue to manage and monitor our climate-related risks and our lending activities and aim to orient new and existing business efforts toward net zero by 2050. We aim to do this by further strengthening our operating model and increasing our efforts in the field of transition and green finance.

–   In AM, during 2023, we intend to implement revisions to fund documentation and investment management agreements to align with our net-zero-aligned frameworks. We continue to invest in the necessary data and infrastructure to support management and monitoring of portfolios, issuer alignment and real economy decarbonization.

–   Our Global Wealth Management (GWM) business division continues to work toward mainstreaming sustainable and impact investments for our private clients.

–   See SR22 – “Our approach to sustainable finance” subsection, for examples of our sustainable finance offering, including products and services launched in 2022.

–   See SR22 – Appendix 1 – “Sustainable finance at UBS – additional information” subsection for a selected list of the products and services we offer to support our net-zero transition strategy and SR22 – Appendix 1 – “Climate-related materiality assessment” subsection to see how we incorporate climate considerations into our product development and strategy.

–   See SR22 – “Outlook for net zero for lending” subsection and SR22 – “Supporting the net-zero goals of our investing clients” subsection for information on our net-zero alignment approach.

3 Activities and decision-making

–   Our Group Risk Control unit manages our sustainability and climate risk (SCR) program to further integrate SCR into our various risk management frameworks and related processes. We are further strengthening our operating model to ensure we monitor and steer our clients’ assets and our own assets effectively. The operating model encompasses the processes we follow to aim to align new and existing business toward net zero by 2050.

–   We are integrating our net-zero targets as part of standard financial and non-financial risk processes to ensure that material sustainability and climate risks are identified, assessed, approved, and escalated in a timely manner. These integrations cover processes across client onboarding, transaction due diligence, product development and investment decision processes, own operations, supply chain management, and portfolio reviews.

–   See SR22 – “Managing sustainability and climate risks” subsection for a description of our risk processes and our climate risk program (including the board-set risk appetite, a carbon utilization measurement conceptualized in 2022 and aligned with our net-zero implementation and targets, and a company / asset-level transition and physical risk scorecard).

–   See SR22 our sustainability report’s Supplementary Information for “Informing and evolving our strategy – our materiality assessments” subsection for sustainability and climate risk assessment of products, services and activities deemed as having high risk.

4 Policies and conditions

Our comprehensive and long-standing SCR policy framework:

–   applies Group-wide to relevant activities, including client and supplier relationships;

–   is integrated into management practices and control principles and overseen by senior management;

–   supports transition toward a net-zero future; and

–   focuses on priority sectors and activities and other sectors that are carbon high-emitting (or otherwise harmful to the climate), to define business boundaries in line with our net-zero ambitions and priorities.

We will continue to enhance and refine our SCR policy framework in line with the evolving regulatory guidance and market practices.

–   See SR22 – Appendix 2 – “Our sustainability and climate risk policy framework” subsection setting our standards including “Controversial activities – where UBS will not do business” and “Areas of concern – where UBS will only do business under stringent criteria”.

–   See SR22 – Appendix 2 – “Forests and biodiversity” subsection describing our view on deforestation and forest degradation.

–   See our Asset Management Sustainability Exclusion policy for details about AM’s exclusion approaches where we exclude individual companies or industries from a portfolio, either because their activities do not meet certain ESG criteria, and/or they do not align with the client’s values and/or UBS’s.

Engagement strategy

5 Clients and portfolio companies

–   We work alongside our clients and portfolio companies to support their efforts to transition in line with the Paris Agreement-aligned 1.5°C net-zero pathways. We proactively and constructively provide feedback and support to our corporate clients on their net-zero-aligned transition strategies, plans and progress.

–   For transition of investment portfolio, we see our active ownership strategy as a powerful tool in influencing corporate behavior to achieve real-economy outcomes. We have had a dedicated climate engagement program in place since 2017 to address climate-related risks with measurable progress tracked. Similarly, and in line with our intermediate net-zero targets for 2030, we engage with our corporate clients on these matters.

–   See SR22 – “Sustainable investing for our clients” subsection for details about how we approach active ownership and a selection of our engagement programs.

–   See SR22 – “Supporting the net-zero goals of our investing clients – Asset Management” subsection for our dedicated climate engagement program.

–   See our Asset Management Stewardship Report and our Global Stewardship Policy for information about our active approach to stewardship as a crucial part of any sustainable investing strategy across asset classes through engagement, proxy voting and advocacy, enabling us to work with firms to influence behaviors, drive changes and achieve better outcomes.

6 Industry

–   We proactively engage with peers in the industry to: i) as appropriate and in line with local rules and regulations, exchange transition expertise and collectively work on finding solutions to common challenges; and ii) represent the financial sector’s views cohesively to external stakeholders, such as clients and governments.

–   See SR22 – Supplementary Information document – “Evolving and informing our strategy – our contributions to the advancement of sustainability” subsection for how we engage with stakeholders on key climate topics on a regular basis.

–   See SR22 – Supplementary Information document – “Supporting our strategic goals – our engagement in partnerships” subsection for how we take action both on our own and in partnership with other large investors, standard setters, regulators, political parties, our clients and our peers, as well as our communities and our own employees and how we advance sustainability in the financial sector.

7 Government and public sector

–   We proactively engage in political initiatives relating to climate-related issues based on our climate strategy and net-zero planning. We focus our engagement around an orderly transition that is aligned with the Paris Agreement.

–   We actively participate in political discussions to share our expertise on proposed regulatory and supervisory changes across regions on a regular basis in our key markets.

Metrics and targets

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8 Metrics and targets

–    We support the goals of the Paris Agreement which includes aligning our own operations and business activities with the pathway of a five-step net-zero plan to: (i) measure carbon emissions; (ii) define a roadmap and set targets; (iii) reduce climate impact; (iv) finance climate action and support the transition of our clients; and (v) communicate and engage.

–   We have established a suite of metrics and targets to drive execution of our net-zero transition plan and monitor the progress of our results in the near, medium and long term.

–   See SR22 – “Our aspirational goals and progress” subsection for a description of our aspirational goals pertaining to the planet and progress in 2022.

–   See SR22 – “Reducing our environmental footprint” subsection for a description of how we will manage any residual scope 1 and 2 emissions that cannot be mitigated through reducing at source.

–   See SR22 – “Monitoring the environmental impact of our supply chain” subsection, SR22 – “Managing our supply chain responsibly” for our actions pertaining to our supply chain.

–   See SR22 – Appendix 3 – “Climate-related methodologies – net zero approach for our financing activities” subsection for further information about our methodology, targets and sector-by-sector approach and metrics.

–   See SR22 – Appendix 3 – “Climate-related methodologies – net zero approach for our financing activities” subsection, and SR22 – Appendix 3 – “Climate-related methodologies – defining net-zero aligned investment portfolios” subsection for a description of assumptions, scope, uncertainties and key methodologies associated with the transition plan, as well as our view on carbon sequestration.

Governance

9 Roles, responsibilities and remuneration

–   Our climate strategy and activities are overseen at the highest level of our firm. The Board of Directors’ Corporate Culture and Responsibility Committee is the body primarily responsible for corporate culture, responsibility and sustainability including climate). It oversees our sustainability and impact strategy and activities and approves Group-wide sustainability and impact objectives.

–   Our Group Executive Board (the GEB) Lead for Sustainability and Impact steers our efforts on sustainability (including climate). ESG- related goals are also assigned for all GEB members. We have established a Sustainability and Climate Task Force to implement our firm’s climate strategy and to monitor progress against that strategy.

–   We are continuously improving the governance, execution and control of the processes in place to support our net-zero efforts.

–   See SR22 – “Our sustainability governance” subsection for a description of how UBS governs its sustainability and climate strategy.

–   See SR22 – “Pay our people fairly and equitably” subsection and our UBS Compensation Report 2022 at ubs.com/annualreporting for information about how sustainability objectives are included in the scorecards for our Group CEO and members of the GEB that impact the relevant performance assessment and compensation decisions.

–   See SR22 – Appendix 5 – “Independent assurance report by Ernst & Young“ subsection for the independent assurance report by EY.

10 Skills and culture

–   To support the development and implementation of our net-zero transition plan, we implement a change management program and ensure alignment and embed the plan into the organization’s culture and practices, as well as providing support to individuals so that they have sufficient skills and knowledge to perform their roles.

–   We provide specialized and awareness training sessions on sustainability and climate risk. For example, in 2022 we continued our climate risk-related training for our employees and also delivered awareness training across our business divisions and Group Functions that includes climate risk aspects.

–   See SR22 – “Climate risk management and control” subsection for details about training provided to employees with regard to climate risk.

–   See SR22 – Appendix 2 “Sustainability-related training and raising awareness” subsection for details about how we engage in education and awareness raising for staff, clients and local communities, regarding corporate responsibility and sustainability topics and issues.

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Climate-related methodologies – net-zero approach for our financing activities

As part of our net-zero commitment (available on ubs.com/gri) in April 2021, we pledged to set targets that further align our financing activities with the Paris Agreement and became a founding member of the Net-Zero Banking Alliance (the NZBA). Collaborative organizations such as the NZBA or the Partnership for Carbon Accounting Financials (PCAF) are gradually developing pertinent standards and guidelines or expanding on existing ones. However, currently divergence continues to exist in how financial institutions approach the matter. At UBS, we strive to achieve appropriate levels of comparability and consistency throughout the measurement and reporting of our carbon footprint.

›	Refer to the “Appendix 1 – Strategy” section of this report for an overview of key climate- and nature-related organizations

In this section, our focus is on our net-zero approach for our financing activities and the process we are following to define the sectoral ambitions for our lending portfolio. It also details pertinent climate-related methodologies and scenarios used in this process.

Scope and boundaries

The scope covered by our net-zero ambitions and a first assessment of the overall emissions associated with UBS’s corporate lending and real estate mortgages. Our net-zero ambitions are based on the full lending commitment made to our clients. This includes our outstanding loans, as well as undrawn irrevocable commitments, i.e., amounts that we would be obliged to provide if requested by a counterparty. In our view, this is the most relevant approach to measure and steer our lending portfolio toward our ambitions. The preliminary assessment of total financed emissions is calculated based on our outstanding lending exposure in line with PCAF guidance.

We recognize that capital markets facilitation also plays an important role in the financing of our clients. These transactions are therefore subject to our sustainability and climate risk (SCR) policy framework but are currently not part of our net-zero analysis. There is currently no accepted industry-wide standard on how to account and aggregate carbon emissions facilitated by capital market activities. We are engaging with standard setters such as PCAF on emerging approaches in order to consider those activities in our future ambitions.

For non-financial corporate loans, we have prioritized the climate-sensitive sectors recommended by the NZBA where we have material financial exposure and where methodologies and metrics exist to measure and steer the transition toward net zero. In addition, our net-zero approach is closely aligned to the methodology outlined by Paris Agreement Capital Transition Assessment (PACTA) white paper. As such, we have considered parts of the value chain within climate-sensitive sectors that hold the bulk of the impact on the climate system and where the decision-making power or capacity to reduce carbon emissions directly or indirectly resides.

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Metrics

Scope 1, 2 and 3 greenhouse gas emissions

As defined in PCAF standards1, greenhouse gas (GHG) emissions accounting refers to the processes required to consistently measure the amount of GHGs generated, avoided or removed by an entity, allowing it to track and report these emissions over time. The emissions measured are the seven gases mandated under the Kyoto Protocol and to be included in national inventories under the United Nations Framework Convention on Climate Change (the UNFCCC): carbon dioxide (CO2), methane (CH4), nitrous oxide (N2O), hydrofluorocarbons (HFCs), perfluorocarbons (PFCs), sulphur hexafluoride (SF6) and nitrogen trifluoride (NF3). For ease of accounting, these gases are usually converted to and expressed as carbon dioxide equivalents (CO2e).

According to PCAF’s GHG Protocol Corporate Accounting and Reporting Standard (the GHG Protocol), direct emissions are emissions from sources owned or controlled by the reporting company. Indirect emissions are emissions that are a consequence of the operations of the reporting company but that occur at sources owned or controlled by another company.

Direct and indirect emissions are further categorized by scope and distinguished according to the source of the emissions and where in an organization’s value chain the emissions occur. The three scopes defined by the GHG Protocol – scopes 1, 2 and 3 – are briefly described below:

–	Scope 1: Direct GHG emissions that occur from sources owned or controlled by the reporting company, i.e., emissions from combustion in owned or controlled boilers, furnaces, vehicles, etc.

–

Scope 2: Indirect GHG emissions from the generation of purchased or acquired electricity, steam, heating, or cooling consumed by the reporting company. Scope 2 emissions physically occur at the facility where the electricity, steam, heating, or cooling is generated.

–

Scope 3: All other indirect GHG emissions (not included in scope 2) that occur in the value chain of the reporting company. Scope 3 can be broken down into upstream emissions that occur in the supply chain (for example, from production or extraction of purchased materials) and downstream emissions that occur as a consequence of using the organization’s products or services.

1 PCAF (2022). The Global GHG Accounting and Reporting Standard Part A: Financed Emissions. Second Edition.

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The GHG Protocol further categorizes scope 3 emissions into 15 upstream and downstream categories. For banks such as UBS, emissions financed via lending activities fall under scope 3 downstream emissions, more precisely under Scope 3 category 15.

Financed emissions reported under scope 3 category 15 include apportioned scope 1 and 2 emissions of the counterparties or assets being financed. Scope 3 is included for certain sectors where methodologies and data are widely available. We have included scope 3 emissions in our assessment of the fossil fuel, power generation and automotive sectors.

Absolute financed emissions

Financed emissions represent the carbon emissions of our corporate clients attributed to UBS. Following PCAF guidance, the attribution factor is the fraction of UBS’s loan exposure to the client’s enterprise value including cash (EVIC) or the sum of equity and debt for private companies.

In the case of real estate, the attribution is based on the loan-to-value (LTV) of the property. In accordance with PCAF guidance, residential real estate LTV is calculated using the original property value, while for commercial real estate the most recently available property valuation is used.

Physical emissions intensity

Physical emissions intensity is a metric that normalizes a company’s emissions by its output (e.g., the megawatt-hours or metric tons of cement produced). Through this metric we can monitor whether our clients are becoming increasingly efficient. The physical emissions intensity effectively demonstrates the progress made to transition climate-sensitive sectors in our lending portfolio toward net zero.

For real estate, the physical emissions intensity is calculated by dividing the sum of financed emissions by the sum of financed surfaces.

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Quantifying clients’ emissions

To estimate the emissions from our clients we rely on data available in their own disclosures, data from specialized third-party providers and internal data. Current limitations on the availability of emissions data at company or asset level required us to include approximations in the calculations; for example, by applying a sector-level proxy where company- or asset-level data is not available.

We expect the availability and quality of emissions data to improve in the next few years. Improved data may be used to strengthen the robustness of the reporting, which may result in restatements of our net-zero ambitions and total financed emissions over time. In the preliminary assessment of our total financed emissions, we have included PCAF quality scores facilitating data transparency and encouraging improvements to data quality in the medium and long term (see the PCAF data quality scoring scale below).

The inherent one-year time lag between the as-of date of our lending exposure and the as-of date of emissions can be explained by two factors: corporates disclose their emissions in annual reporting only a few months after the end of a financial year; and specialized third-party data providers take up to nine months to collect disclosed data and make it available to data users. Consequently, the baselines for our net-zero ambitions are based on year-end 2020 lending exposure and 2019 emissions data. Our 2021 emissions actuals are based on year-end 2021 lending exposure and 2020 emissions data.

Climate scenarios

We selected the scenario – IEA NZE by 2050 – in accordance with the NZBA guideline, as one of the most recent and widely accepted models that achieves a temperature increase of 1.5°C by 2050. Over time we will seek to augment our sector pathways, as we gain greater clarity on the validity of key technological and regulatory uncertainties identified within the IEA NZE scenario (e.g., biofuels, carbon capture utilizations or CCUs). Until that point, the possibility of overshoot is factored into certain sector pathways due to the heavy reliance on external factors beyond our steering capabilities.

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Net-zero-related materiality assessment

NZBA sectors and targets	2022		2021		Net zero
NZBA sectors with target	Gross exposure (USD billion)[1]	Covered with target (USD billion)	Gross exposure (USD billion)[1]	Covered with target (USD billion)	NACE codes in scope of net-zero target	Carbon emissions scopes	Unit	2020 baseline	2021 actuals	2020– 2030 target

Real estate
– Residential real estate	158.9	156.9	155.9	152.9	Private clients with mortgages	1,2	kg CO2e / m2	30	27	(42%)

– Commercial real estate	47.1	45.5	44.7	43.6	Real estate financing	1,2	kg CO2e /m2	32	30	(44%)
Fossil fuels (coal, oil and gas)[2]	1.3	0.5	1.0	0.7	B.05, B.06, C.19	1,2,3	t CO2e, baseline indexed as 100	100	58	(71%)

Power generation	2.2	1.8	1.5	1.2	D.35.11, D.35.13	1,2,3	kg CO2e / MWh	238	210	(49%)
Cement	0.5	0.5	0.5	0.5	C.23.51	1,2	t CO2e / t cementitious	0.62	0.61	(15%)

	2022		2021
NZBA sectors without target	Gross exposure (USD billion)[1]	PACTA scope (USD billion)	Gross exposure (USD billion)[1]	PACTA scope (USD billion)	NACE codes in scope of PACTA methodology
Transportation
– Automotive	0.4	0.1	0.4	0.1	C.29
– Air	1.8	0.1	2.5	0.5	H.51
– Shipping	0.4	0.3	0.4	0.3	H.50
Aluminum	0.0	0.0	0.0	0.0	C.24.42
Steel	0.1	0.1	0.1	0.1	C.24.1
Agriculture[3]	3.0	0.2	4.1	0.2	A 01

1 Gross exposure includes total loans and advances to customers and guarantees as well as irrevocable loan commitments (within the scope of expected credit loss).    2 Commodity Trade Finance excluded.     3 Refer to World Business Council for Sustainable Development publication “An Introductory Guide for Net Zero Target Setting for Farm-Based Agricultural Emissions.”

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Based on a UBS-internal analysis (using data supplied by the European Banking Authority), our lending exposure to the most carbon-intensive sectors is already low compared with our peers. This has the advantage of making us well-aligned with the transition to a low-carbon economy. However, it also means that for us, the number of sectors for which our volumes justify setting meaningful net-zero targets is reduced, especially since the bulk of our lending in some NZBA sectors is to parts of the value chain that are not currently in focus of target setting for net zero.

We have set net-zero targets for five sectors that have a material share of our lending activities and carbon emissions. Targets would not be material at present for aluminum, iron and steel because of the limited exposure. For transportation and agriculture, the clear bulk of our exposure is in business activities that are not in the current scope of target-setting standards (e.g., PACTA for Banks). The developments of target-setting standards and/or portfolio exposure to those sectors are being monitored.

Further enhancements

Like many of our peers, we are at the start of our net-zero journey and have created our methodology based on current industry best practice. As the world’s pathway to net zero is still at a developing stage, we expect continued advances and evolutions to our approach. We see four key factors for change: market practices will continue to evolve, science-based industry pathways may be updated, client data will become more readily available, and new methodologies will continue to emerge.

Specifically, adjustments will be needed, when scope 3 is rolled out to additional sectors beyond the fossil fuel, power generation and automotive industries after 2023, or as new target-setting guidance emerges.

Our selected scenario (IEA NZE by 2050) is currently used by the industry, but other scenarios may emerge that are more specific to our lending portfolio and geographic exposure (e.g., Switzerland). Additionally, IEA NZE is also subject to new updates and new releases over time as the science and projections develop.

Regarding data, we used a combination of data sources to build our emission baseline and targets. However, client information, either directly, or from public sources or third-party vendors, remains limited. As more information becomes available, we will be able to refine our footprint.

We have developed our methodology based on leading practices and reported where possible, despite the limitations we face due to the nascency of the challenge. As more methodologies become available for additional sectors or asset classes where UBS has relevant exposures, we will test and adopt them accordingly. The remaining improvements we can identify are reliant on external factors. We continue to await these and will make refinements wherever necessary.

Carbon sequestration

We are dedicated to helping our clients in any way possible to guide them toward net zero. Our engagement plan prioritizes emissions reductions. While we recognize that not all scenarios or frameworks allow for offsetting, we anticipate that carbon removal offsets will be needed to supplement our net-zero targets, and the reduction strategies of some of our clients. For example, certain industrial processes cannot viably achieve absolute zero emissions. Those industries, however, still provide products and services that are important to society and are likely to remain relevant in the future. In these cases, removal offsetting can help to address residual emissions from such sectors. While our selected scenario of IEA NZE does not contemplate offsets, it does include the development of robust carbon sequestration activities.

We strive to support our clients’ transitions through limited use of carbon sequestration, in accordance with the NZBA. Offsets shall be additional, certified, and restricted to carbon removals to balance residual emissions where there are limited technological or financially viable options to eliminate emissions. We plan to evaluate the use of offsets and sequestration on a case-by-case basis and to take a variety of factors into consideration in assessing their applicability in our clients’ net-zero efforts, including the disclosure recommendations of the various frameworks to which we are signatory. However, as technology and methodologies continue to develop, our approach to offsets will continue to evolve.

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Climate-related methodologies – defining net-zero-aligned investment portfolios

Our Asset Management division’s methodology is based on a framework derived from the Paris Aligned Investment Initiative’s “Net Zero Investment Framework” and the Science Based Targets initiative’s (SBTi) definition of net zero for financial institutions. The framework defines net-zero-aligned investment portfolios as those managed in a way that is consistent with achieving global net-zero greenhouse gas (GHG) emissions by 2050 and defines eligible metrics and appropriate guidelines for individual asset classes.

The following guiding principles are used when defining an investment portfolio as net-zero-aligned:

–	The portfolio has a defined decarbonization target and/or invests in climate solutions that enable net-zero global GHG emissions by 2050.

–

The portfolio makes a real economy contribution: relevant companies, partners, managers, borrowers, tenants and vendors that are not currently meeting or aligned with net zero are the subject of direct or collective engagement and stewardship actions.

–	Offsets may be used to enable or support long-term carbon removal where there are no technologically and/or financially viable alternatives to eliminate emissions.

– Monitoring and annual disclosure of progress toward portfolio-level targets.

Portfolio target levels are expressed in terms of interim milestones or an annualized decarbonization rate (absolute or intensity) and reference a relevant science-based net-zero pathway (currently defined in relevant climate models as 1.5°C). Targets are set using scope 1 and 2 emissions; inclusion of scope 3 is guided by availability of quality data and regulatory requirements. Decarbonization can be achieved through various approaches depending on the strategy; some examples include tracking a relevant index that follows a net-zero pathway, actively managing the portfolio carbon profile vs. a relevant benchmark or managing carbon reduction to a specified pathway.

Asset Management’s framework will evolve over time as further data and methodologies become available and as the real-economy decarbonization process progresses. We are making our commitments in the expectation that governments will follow through on their own commitments to ensure the objectives of the Paris Agreement are met, including increasing the ambition of their Nationally Determined Contributions, and in the context of our legal duties to clients and unless otherwise prohibited by applicable law.

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Climate-related methodologies – our own operations

We have prepared our greenhouse gas (GHG) reporting in accordance with key concepts and requirements stated by the International Organization for Standardization (ISO) in ISO 14064-1:2018 (specification with guidance at the organization level for quantification and reporting of GHG emissions and removals) and the World Business Council for Sustainable Development and World Resources Institute in the Greenhouse Gas Protocol Corporate Accounting and Reporting Standard.

All GHG emission figures are in metric tons of carbon dioxide equivalents (CO2e) and include three of the six GHGs covered by the Kyoto Protocol: carbon dioxide (CO2), methane (CH4) and nitrous oxide (N2O). We have left hydrofluorocarbon (HFC) emissions out of our reporting as they are not a material source of GHGs for our business. We have no GHG sources contributing to perfluorocarbons (PFCs) or sulfur hexafluoride (SF6) emissions.

Direct GHG emissions and indirect GHG emissions from electricity have been reported by UBS Group AG and its branches and representative offices, and entities where UBS has operational control and through which UBS conducts its banking and finance business or provides services in support of such business. Based on the GHG protocol scope 2 guidance and scope 3 standard, energy consumption for heating purposes of leased space where UBS does not have any operational control of the heating system is classified as other indirect GHG emissions.

We have determined the GHG emissions associated with UBS’s activities on the basis of measured or estimated energy and fuel use, multiplied by relevant GHG emission factors. Where possible, fuel or energy use is based on direct measurement, purchase invoices or actual mileage data covering more than 80% of our reported energy usage. In other cases, it has been necessary to make estimations.

We have used published national conversion factors and global warming potentials to calculate emissions from operations. In the absence of any such national data, we have used the UK Government GHG Conversion Factors for Company Reporting for the calculation of GHG emissions.

The GHG base year was originally set as 2004 (July 2003 to June 2004), as that was the first year we reported detailed GHG emissions verified according to ISO 14064:2018. The 2004 GHG footprint baseline is 360,502 metric tons and consists of 41,858 metric tons of scope 1 emissions, 219,727 metric tons of net scope 2 emissions and 98,918 metric tons of scope 3 emissions. The appropriateness of the base year is reviewed on an annual basis. In 2006, we set global quantitative objectives for energy, paper, waste and water for 2009. They have been revised and extended four times to date and covered the periods 2009 to 2012, 2012 to 2016 and 2016 to 2020. The new targets relating to GHG and other environmental performance indicators are set for 2025 and have 2020 as a baseline.

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Climate-related methodologies – identifying GHG key vendors in our supply chain

We have used a combination of our annual spend with vendors and Economic Input-Output Life Cycle Assessment (EIOLCA) emission factors per industry to identify likely top emitters in our supply chain. When identifying supply chain relevant top emitters, we excluded any spend that is covered in scopes 1 and 2 or non-vendor relevant scope 3 subcategories. Vendors that collectively account for >50% of our estimated vendor GHG emissions are called GHG key vendors.

Formula:

Our GHG key vendor list is revised annually to take into consideration changes in spend and business relationships.

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Climate- and nature-related risk methodologies and scenarios

This section provides an overview of the methodological approaches taken in developing our sustainability and climate risk (SCR) analytics, including detailed information on the methodology documentation, commensurate with the materiality and complexity of the heatmaps.

Climate risk methodologies

We have developed climate- and nature-related risk methodologies, which rate cross-sectoral exposures to SCR sensitivity, on a scale from high to low. Following a risk segmentation approach, these methodologies define “climate- (or nature-) sensitive” exposures by aggregating the top three out of five risk ratings (absolute, in USD) over the total lending exposure to customers (on- and off-balance sheet, percent).

Transition risk heatmap

We have based our transition risk heatmap methodology on dividing economic sectors with similar risk characteristics into risk segments and rating those segments according to their vulnerability to (i) climate policy, (ii) low-carbon technology risks and (iii) revenue or demand shifts under an immediate and ambitious approach toward meeting Paris-Agreement goals. As a result, the ratings in the heatmap reflect the levels of risk that would likely occur under an ambitious transition (in a short-term time horizon).

This climate risk heatmap rates UBS’s cross-sectoral gross financial exposures to climate-transition sensitivity from high to low (sensitivity for financial impacts to the creditworthiness and/or value of corporate entities and real estate assets) through a risk segmentation process. We base our ratings upon climate risk ratings determined by ratings agencies, regulators, and expert consultants and are further developed by UBS. The rating given may be considered a proxy for the likelihood (e.g., a “high” rating for most fossil fuel sectors), while our exposure classification to those ratings (and sub-sectors) may be considered a proxy for inherent risk.

Our findings show very low exposure to high-risk economic activities / subsectors (energy sector credit risk), while a low exposure to moderate activities / subsectors (climate-sensitive sector credit risk). We derived the methodological approach for the transition risk assessment from an active collaboration with the UNEP FI and Oliver Wyman.

Physical risk heatmap

We developed our physical risk heatmap methodology in-house to reflect the vulnerability to physical risk and to climate change (acute and chronic) across the regions (Switzerland, North America, Europe and Central Asia, Latin America and the Caribbean, East Asia and Pacific, the Middle East and North Africa, and sub-Saharan Africa), as well as sectors and related value chain risk factors, which are derived from a range of academic and expert sources per the external sources listed below. As a result, the ratings in the physical risk heatmap reflect the levels of risk exposure that would likely occur under an ambitious transition (in a short- time horizon).

The physical risk heatmap methodology groups corporate counterparties based on exposure to key physical risk factors, by rating sectoral (sectoral average risk distribution), geographic (country vulnerability and adaptive capacity), and value chain (sectoral average risk distribution) vulnerabilities in a climate change trajectory, in which no additional policy action is taken and scored for the potential for financial loss in the short-term time horizon. The metric sums normalized scores for sector (average geographic footprint used as proxy in lieu of asset-level data), location (country of risk domicile), and value-chain exposures. Ratings from low to high are based on a weighted average score (from 0 to 1), given by twice the weight for sector and geography, and once for value-chain (as it partly is included in sectoral and geographic scores).

Scores are given by the following inputs:

–

the counterparty’s sectoral activity (e.g., primary energy extraction presents higher physical risks than banks due to the sector’s average geographic footprint and vulnerability to financial losses in the short term from physical risk hazards);

–

the counterparty’s geography, represented by the main country of risk domicile. For example, countries in Southeast Asia tend to be higher risk than those in western Europe, with some exceptions, reflecting the potential for national economic resilience and subsidy to economic activities threatened by climate change; and

–	the potential disruption to a counterparty’s value chain, where relevant (both its supply chain and distribution channels again reflecting the sectoral average geographic footprint and vulnerability).

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	Transition risk	Physical risk

Methodology	Expert-based transition risk ratings obtained from the UNEP-FI and Oliver Wyman for sectors (e.g., energy, and agriculture and forestry), as well as industry segments are rated to a score (between 0 and 1) and then multiplied with each other to obtain a final transition risk score ranged within a rating (low / moderately low / moderate / moderately high / high). The scores and ratings are mapped to the predetermined scope of financial exposures, which are adjusted for country / energy mix (Switzerland and the Investment Bank).	Calculated by averaging the cumulative distribution function transformation of the normalized version of the physical risk score / rank obtained from the respective indices. This score is ranged within a rating (low / moderately low / moderate / moderately high / high). The scores and ratings are mapped to the predetermined scope of financial exposures.

Timelines	Short-term (0–3 years)	Short-term (0-3 years)

Scenario	Ambitious transition meeting <2°C objectives	Business as usual

Interpretation	Reflect levels of risk and likelihood of financial impact and exposure based on scenario	Reflect level of risk and likelihood of financial impact and exposure based on scenario

Examples	“High” for most fossil fuel sectors, “Moderate” for some transport sub-sector	“High” for energy in Southeast Asia, “Moderate” for energy in Switzerland

Nature-related risk methodology

With this metric we measure our firm’s risk exposures within sectors with a moderate to high dependency on natural capital, as defined through the ENCORE (Exploring Natural Capital Opportunities, Risks and Exposure) methodology. ENCORE identifies economic activities that are most vulnerable to financial impacts due to their dependency on ecosystem services and maps production processes within economic sectors to ecosystem services dependencies and potential impacts on natural capital assets.

We are piloting this methodology, toward consideration of different approaches of quantifying both dependency and impact on natural-related topics, in advance of the pertinent Taskforce on Nature-related Financial Disclosures (the TNFD) discussions. Our nature-related risk metric:

–

can be used to identify sectors and segments that are potentially vulnerable to disruption of ecosystem services, which, in turn, enables resource prioritization for detailed bottom-up risk analysis (risk identification);

–	can be mapped to a portfolio to see how material is the dependency on nature-related risks, supporting the strategic decision-making process to reduce risk exposures (strategic prioritization); and

–

can serve as a useful guide when thinking about sensitivities to various risk drivers, especially in sectors that the firm has not previously assessed, providing decision-useful information in internal reports to executive and board leadership and external disclosure to stakeholders (risk assessment).

Calculation logic

The natural capital risk heatmap identifies our firm’s exposure to companies in sectors where activities are vulnerable to disruption of ecosystem services due to dependency on the natural environment. Our SCR unit mapped the ENCORE database to UBS industry codes / GIC 2.0. Respective ratings were then assigned to the GIC 2.0 sectors / subsectors. The ratings for ecosystem services dependencies of a sector considers the potential (i) loss of functionality of a production process; and (ii) financial loss, if the ecosystem service is disrupted. Production processes are organized under subsectors, to which UBS GIC 2.0 sectors are mapped, and ratings given to the subsector represent the maximum risk rating amongst production processes, for each ecosystem service, for each subsector. The score ranges from 5 (high dependency) to 1 (low dependency). Scores are summarized (added) and standardized on a normal cumulative distribution function. Our firm’s exposure classification to those ratings (and subsectors) may be considered a proxy for dependencies to ecosystem services. The metric of dependency / total lending exposure (as a percentage) is calculated in line with the climate sensitive metric.

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Scenarios used by UBS

We have been using scenario-based approaches to assess our exposure to physical and transition risks stemming from climate change since 2014. The table below summarizes the scenarios used by UBS.

Scenario name	Developed by	Temperature alignment	Type[3]	Carbon Dioxide Removal (CDR)[4]	Description (as provided by the developing organization)

Net Zero 2050 (2021)	NGFS[1]	1.5°C	Orderly	Moderate reliance	Net Zero 2050 is an ambitious scenario that limits global warming to 1.5°C, with stringent climate policies and innovation, reaching net-zero CO2 emissions around 2050. Some jurisdictions, such as the US, the EU and Japan, reach net zero for all greenhouse gases by this point. This scenario assumes that ambitious climate policies are introduced immediately. CDR is used to accelerate decarbonization but kept to the minimum possible and broadly in line with sustainable levels of bioenergy production. Net CO2 emissions reach zero around 2050, giving at least a 50% chance of limiting global warming to below 1.5°C by the end of the century, with no or low overshoot (<0.1 °C) of 1.5°C in earlier years. Physical risks are relatively low, but transition risks are high.

Below 2°C (2021)	NGFS	1.8°C	Orderly	Moderate reliance	Below 2°C gradually increases the stringency of climate policies, giving a 67% chance of limiting global warming to below 2°C. This scenario assumes that climate policies are introduced immediately and become gradually more stringent, though not as high as in Net Zero 2050. CDR deployment is relatively low. Net-zero CO2 emissions are achieved after 2070. Physical and transition risks are both relatively low.

Divergent Net Zero (2021)	NGFS	1.5°C	Disorderly	Low reliance	Divergent Net Zero reaches net zero by 2050 but with higher costs due to divergent policies introduced across sectors and a quicker phase-out of fossil fuels. This scenario differentiates itself from Net Zero 2050 by assuming that climate policies are more stringent in the transportation and building sectors. This mimics a situation where the failure to coordinate policy stringency across sectors results in a high burden on consumers, while decarbonization of energy supply and industry is less stringent. Furthermore, the availability of CDR technologies is assumed to be lower than in Net Zero 2050. Emissions are in line with a climate goal giving at least a 50% chance of limiting global warming to below 1.5°C by the end of the century, with no or low overshoot (<0.1°C) of 1.5°C in earlier years. This leads to considerably higher transition risks than Net Zero 2050 but, overall, the lowest physical risks of the six NGFS scenarios.

Delayed Transition (2021)	NGFS	1.8°C	Disorderly	Low reliance	Delayed Transition assumes that global annual emissions do not decrease until 2030. Strong policies are then needed to limit warming to below 2°C. Negative emissions are limited. This scenario assumes that new climate policies are not introduced until 2030 and the level of action differs across countries and regions based on currently implemented policies, leading to a “fossil recovery” out of the economic crisis brought about by COVID-19. The availability of CDR technologies is assumed to be low, pushing carbon prices higher than in Net Zero 2050. As a result, emissions exceed the carbon budget temporarily and decline more rapidly than in well-below 2°C after 2030, to ensure a 67% chance of limiting global warming to below 2°C. This leads to both higher transition and physical risks than Net Zero 2050 and below 2°C scenarios.

Nationally Determined Contributions (2021)	NGFS	~2.5°C	Hothouse world	Low reliance	Nationally Determined Contributions (NDCs) includes all pledged policies, even if not yet implemented. This scenario assumes that the moderate and heterogeneous climate ambition reflected in the NDCs at the beginning of 2021 continues over the course of the 21st century (low transition risks). Emissions decline but lead nonetheless to about 2.5°C of warming associated with moderate to severe physical risks. Transition risks are relatively low.

Current Policies (2021)	NGFS	+3.0°C	Hothouse world	Low reliance	Current Policies assumes that only currently implemented policies are preserved, leading to high physical risks. Emissions increase until 2080, leading to about 3°C of warming and severe physical risks. This includes irreversible changes, such as higher sea levels. This scenario can help central banks and supervisors consider the long-term physical risks to the economy and financial system if we continue on our current path to a “hothouse world.”

Early Action	BoE – CBES 2021[2]	1.8°C	Orderly	Moderate reliance	The transition to a net-zero economy started in 2021, so carbon taxes and other policies intensify relatively gradually over the scenario horizon. Global CO2 emissions are reduced to net zero by around 2050. Some sectors are more adversely affected by the transition than others, but the overall impact on GDP growth is muted, particularly in the latter half of the scenario, once a significant portion of the required transition has occurred and the productivity benefits of green technology investments begin to be realized.

Late Action	BoE – CBES 2021[2]	1.8°C	Disorderly	Low reliance	The implementation of policy to drive the transition is delayed until 2031 and is then more sudden and disorderly. The more compressed nature of the reduction in emissions results in material short-term macroeconomic disruption. This affects the whole economy but is particularly concentrated in carbon-intensive sectors. Output contracts sharply in the UK and international economies. The rapid sectoral adjustment associated with the sharp fall in GDP reduces employment and leads to some businesses and households not being able to make full use of their assets, with knock-on consequences for demand and spending. Risk premia rise across multiple financial markets.

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No Additional Action	BoE – CBES 20212	3.3°C	Hothouse world	Low reliance	Primarily explores physical risks from climate change. Here, there are no new climate policies introduced beyond those already implemented. A growing concentration of greenhouse gas emissions in the atmosphere and global temperature levels lead to chronic changes in precipitation, ecosystems and sea level. There is also a rise in the frequency and severity of extreme weather events such as heatwaves, droughts, wildfires, tropical cyclones and flooding. There are permanent impacts on living and working conditions, buildings and infrastructure, realized through GDP. Changes in physical hazards are unevenly distributed with tropical and subtropical regions affected more severely. Many of the impacts from physical risks are expected to become more severe later in the 21st century and some will become irreversible.

Representative Concentration Pathways (RCP) 6	IPCC / scientific community	3–4°C	Hothouse world	Low reliance	The RCP 6.0 scenario uses a high greenhouse gas emission rate and is a stabilization scenario where total radiative forcing is stabilized after 2100 by employment of a range of technologies and strategies for reducing greenhouse gas emissions. Emissions peak around 2080, then decline.

Sustainable Development Scenario (2021)	IEA	1.65°C	Orderly	Moderate reliance	A well-below-2°C pathway, this scenario is a gateway to the outcomes targeted by the Paris Agreement. It is based on a surge in clean-energy policies and investment that puts the energy system on track for key Sustainable Development Goals (the SDGs). In this scenario, all current net-zero pledges are achieved in full and there are extensive efforts to realize near-term emissions reductions; advanced economies reach net-zero emissions by 2050, China around 2060, and all other countries by 2070 at the latest.

The Net-Zero Emissions by 2050 Scenario (2021)	IEA	1.5°C	Orderly	Moderate reliance	This is a normative IEA scenario that shows a narrow but achievable pathway for the global energy sector to achieve net-zero CO2 emissions by 2050, with advanced economies reaching net-zero emissions in advance of others. This scenario assumes stable and affordable energy supplies, providing universal energy access, and enabling robust economic growth, while minimizing costs.

Stated Policies Scenario (2021)	IEA	2.6°C	Hothouse world	Low reliance	This scenario provides a more conservative benchmark for the future because it does not take for granted that governments will reach all the announced goals. Instead, it takes a more granular, sector-by-sector look at what has actually been put in place to reach these and other energy-related objectives, taking into account not only existing policies and measures but also those that are under development. The policies assessed in the Stated Policies Scenario cover a broad spectrum. These include Nationally Determined Contributions (NDCs) under the Paris Agreement, and many others.

1 Network for Greening the Financial System.    2 Bank of England / Climate Biennial Exploratory Scenario 2021. The BoE built upon the reference scenarios published by the NGFS; UBS performed additional in-house expansion of BoE scenarios, to undertake the analysis across multiple regions and sectors.    3 Orderly: low transition risk and low physical risks; disorderly: higher transition risks and low physical risks; hothouse world: low transition risks and high physical risks.    4 Carbon Dioxide Removal (CDR): indicates reliance on CDR policies and technologies, such as carbon capture and storage (CCS).

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Reducing our environmental footprint – additional information

Environmental targets and performance in our operations

We are making good progress toward our targets. Our total net GHG emissions remained at a significantly lower level (–93%) than the baseline year (2004).

Our environmental and greenhouse gas (GHG) reporting has been prepared based on a reporting year from 1 July 2021 to 30 June 2022. This differs from UBS’s financial reporting period (1 January 2022 to 31 December 2022).

Environmental targets and performance in our operations1

	GRI[2]	2022	% target 2025	Baseline	% change from baseline	Progress / Achievement[3]	2021	2020

Total net greenhouse gas emissions (GHG footprint) in t CO2e4	305	25,324		360,501[5]	(93)	green	29,936	75,110

Scope 1 and net scope 2 GHG emissions in t CO2e	305	12,443	0	56,246[6]	(78)	green	14,300	56,246

Energy consumption in GWh	302	466	(15)	537[6]	(13)	green	509	537

Share of renewable electricity (%)	302	99	100	85[6,7]	(1)	green	100	85

Paper consumption in kg per FTE[8]	301	46	(50)	66[6]	(30)	green	50	66

Share of recycled and FSC paper (%)	301	76	100	82[6]	(6)	amber	80	82

Waste in kg per FTE[8]	306	86	(10)	133[6]	(36)	green	92	133

Zero waste to landfill (%)[9]	306	36	0	34[6]	8	amber	35	34

Waste recycling ratio (%)	306	51	60	52[6]	(99)	amber	52	52

Water consumption in million m3	303	0.54	(5)	0.70[6]	(23)	green	0.54	0.70

Legend: CO2e = CO2 equivalents; FTE = full-time employee; GWh = gigawatt hour; kWh = kilowatt hour; km = kilometer; kg = kilogram; t = metric ton

1 Detailed environmental indicators are available at ubs.com/environment. Reporting period 2022 (1 July 2021 to 30 June 2022).    2 Reference to GRI Sustainability Reporting Standards (see also globalreporting.org).    3 Green: on track / achieved; amber: improvements required    4 GHG footprint equals gross GHG emissions minus GHG reductions from renewable energy and GHG offsets (gross GHG emissions include: direct GHG emissions by UBS; indirect GHG emissions associated with the generation of imported / purchased electricity (grid average emission factor), heat or steam and other indirect GHG emissions associated with business travel, paper consumption, waste disposal and upstream leased assets).    5 Baseline year 2004.    6 Baseline year 2020.    7 100% renewable electricity was achieved as of July 1, 2020. Due to the environmental reporting period, the full effect of this not displayed until the 2021 reporting period.    8 FTEs are calculated on an average basis including contractors.    9 In locations where UBS has influence and where alternatives are available.

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Climate strategy and GHG emissions

Our GHG footprint consists of direct (scope 1) emissions from gas, oil and fuel consumption, indirect (scope 2) emissions from electricity and district heating and other indirect emissions (scope 3) from leased assets, paper, waste and business travel. Air travel emissions have been offset since the year 2007, and we have also voluntarily purchased carbon offsets equivalent to our historical scope 1 and 2 emissions dating back to the year 2000.

We have set ambitious goals to reach net zero for scope 1 and 2 emissions by 2025. Our first priority in reaching this goal is reducing emissions at source. We are accelerating the switch from fossil fuel heating systems to heat pumps or district heating in our real estate and refurbishing our buildings to make them more energy efficient. Our second priority is ensuring that we have enough high-quality carbon removal certificates available from 2025 onward to net the residual emissions. Our focus here is on technology solutions, as we want to ensure that the captured CO2 is permanently stored. To this end we opted in 2022 to contract more than 80,000 metric tons of carbon removal.

We are working with two Swiss companies, Climeworks and neustark, which are both pioneering innovative carbon removal technologies. While neustark endeavors to remove CO2 from the atmosphere and permanently store it in recycled concrete, Climeworks’ Orca direct air capture and storage facility in Iceland captures CO2 directly from the atmosphere and stores it underground in basalt rock for thousands of years. The solution provided by neustark is the first-ever technological carbon removal approach with a Gold Standard-approved methodology. We were also among the five companies joining the NextGen CDR Facility (NextGen) as founding buyers to scale up carbon removal technologies and catalyze the market for high-quality carbon removal.

During the transition phase to net zero by 2025, we are also purchasing carbon offsets that are equivalent to our net scope 1 and 2 emissions, as well as our scope 3 air travel emissions as part of beyond-value chain mitigation. In 2022, we supported a number of nature-based projects, which were verified against the Verra VCS standard and all achieving the additional CCB (climate, community and biodiversity) Standard. These included: Delta Blue Carbon Mangrove restoration in Sindh Province, Pakistan; Southern Cardamom REDD+ forestry protection in Cambodia and Chudu Forestry Regeneration in Xichuan County, southwest China.

Sustainable real estate

Our commitment to sustainability is evident throughout our real estate footprint and the continual improvement of our sustainable real estate guidelines, a critical step in driving our locations’ evolution toward achieving our long-term ambitions. We strive to align our real estate footprint with the needs of our clients, our employees and our businesses. This means rightsizing our portfolio, increasing the collaboration space and transforming our workplace as digitalization redefines the way we do business and use our space. Our buildings are built to the highest standards, as confirmed by our certification by internationally recognized green-building standards.

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Total number of LEED certifications in UBS regions

UBS locations	LEED Platinum	LEED Gold	LEED Silver	LEED certified

Switzerland	1	1

EMEA	5	2

Americas	5	23	5	4

Asia Pacific	9	9

›	For more details on Leadership in Energy and Environmental Design (LEED) certifications refer to usgbc.org/projects

Energy consumption

In 2022, we used 466 gigawatt hours (GWh), an 8% reduction compared with 2021. Our success was mainly driven by firm-wide environmental and energy management measures and the transition to a flexible hybrid working model. To ensure successful implementation of our environmental and energy management measures, as well as for monitoring purposes, we have been externally audited and have had the accuracy of our energy reporting certified (ISO 14064:2018).

We recognize the need to reduce emissions at source and apply an “only use what you need” philosophy. Data centers account for a significant proportion of global carbon emissions. At UBS, our 14 biggest data centers account for over 38% of our total electricity consumption. Our Sustainable Technology initiative is aimed at reducing that figure and boosting awareness of the issue among technology professionals and other stakeholders. UBS has already committed to a 15% reduction in energy consumption by 2025. A series of flagship consolidation projects will significantly contribute toward that goal.

Renewable energy

Since July 2020, 100% of our electricity has come from renewable sources, leading to significant reductions in our GHG emissions. In the reporting period for 2022, we sourced 99% renewable electricity, in line with RE100, despite challenging circumstances. The remaining 1% is a result of local considerations in Qatar, with low renewable electricity production volumes combining with the unusually high demand from the 2022 men’s football world cup.

We cover the majority of our consumption with renewable energy products from utilities through long-term agreements or purchase renewable energy credits (RECs). We remain committed to procuring 100% renewable electricity and wherever possible invest in on-site renewables for our strategic sites.

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Business travel and offsetting CO2 emissions

In 2022, as expected, we saw an increase in business travel as the effects of the pandemic faded. Our commitment is to continue to put sustainability at the heart of our business travel program, and we are still 2/3s below pre-pandemic levels. Through transparent internal reporting of emissions associated with travel, targeted awareness measures and offering the most sustainable travel alternatives, we work to keep the environmental impact of travel at a low level. Since 2007, we have been offsetting all of our CO2 emissions from business air travel. In 2022, we supported a number of nature-based projects, as set out above.

Paper

We reduced our paper consumption per FTE in 2022 by 8% year on year. Our paper usage consisted of 21% copier / printer paper, 52% client output, 8% publications and the remainder being various paper products. Globally, around 77% of our paper consumption originates from recycled sources or those certified by the Forest Stewardship Council (the FSC).

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Waste and recycling

Our ongoing waste reduction activities have enabled us to reduce the amount of waste generated per FTE. The donation, recycling and resale of unwanted office furniture has been made at sites across the globe. We also target a reduction in food waste through close collaboration with our catering partners.

Zero waste to landfill

In 2022, we sent approximately 2,300 metric tons of waste to landfill globally. We are working with local teams to explore opportunities to reduce general waste volumes and divert remaining general waste from landfill, in buildings where UBS has influence and alternatives are available.

Water

Helping to address the global water crisis is a key focus of our environmental program. To ensure increased water efficiency in our premises, we continue the implementation of our real estate infrastructure policy. This helps us to accelerate our water savings, through measures such as rainwater collection and aerator taps.

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Environmental indicators[1]		2022[2]		2021[2]	2020[2]
	GRI[3]	Absolute normalized[4]	Trend[5]	Absolute normalized[4]	Absolute normalized[4]
Total direct and intermediate energy consumption[6]	302	466 GWh		509 GWh	537 GWh

Total direct energy consumption[7]	302	44 GWh		56 GWh	52 GWh
natural gas		83.5%		87.6%	87.7%
heating oil		10.9%		8.7%	7.5%
fuels (petrol, diesel, gas)		4.9%		3.1%	4.0%
renewable energy (solar power, etc.)		0.7%		0.7%	0.8%
Total intermediate energy purchased[8]	302	422 GWh		453 GWh	485 GWh
electricity		362 GWh		389 GWh	423 GWh
electricity from gas-fired power stations		0.035%		0.0%	5.9%
electricity from oil-fired power stations		0.0%		0.0%	1.2%
electricity from coal-fired power stations		0.001%		0.0%	7.1%
electricity from nuclear power stations		0.0%		0.0%	0.6%
electricity from hydroelectric power stations		37.1%		54.3%	35.3%
electricity from other renewable resources		62.9%		45.7%	49.9%
heat (e.g., district heating)		60 GWh		64 GWh	62 GWh
Share of electricity from renewable sources	302	99.9%		100%	85%

Total business travel		84 m Pkm		17 m Pkm	265 m Pkm
rail travel[9]		5.8%		13.4%	4.5%
road travel[9]		8.3%		23.1%	4.1%
air travel		85.8%		63.5%	91.5%
Number of flights (segments)		40,493		7,498	124,426

Total paper consumption	301	3,386 t		3,670 t	4,635 t
post-consumer recycled		9.7%		1.8%	15.7%
new fibers FSC[10]		66.8%		77.8%	65.8%
new fibers ECF + TCF[10]		23.5%		20.3%	18.4%
new fibers chlorine-bleached		0.01%		0.03%	0.03%

Total waste	306	6,313 t		6,743 t	9,429 t
valuable materials separated and recycled		50.7%		52.1%	52.4%
incinerated		12.8%		13.3%	14.0%
landfilled		36.5%		34.6%	33.7%
Total water consumption	303	0.54 m m3		0.54 m m3	0.70 m m3

Direct greenhouse gas (GHG) emissions (scope 1)[11]	305-1	8,570 t		10,726 t	9,972 t
Gross location-based energy indirect GHG emissions (scope 2)[11]	305-2	110,470 t		124,756 t	136,524 t
GHG reductions from renewable energy[12]		(106,597) t		(121,182) t	(90,250) t
Market-based energy indirect GHG emissions (scope 2)[11]	305-2	3,873 t		3,574 t	46,274 t
Gross other indirect GHG emissions (gross scope 3)[11]	305-3	23,344 t		15,683 t	42,350 t
GHG offsets (business air travel)[13]		(10,463) t		(47) t	(23,485) t
Net other indirect GHG emissions (net scope 3)[11]		12,882 t		15,635 t	18,865 t
Total gross GHG emissions		142,384 t		151,165 t	188,846 t
Total net GHG emissions (GHG footprint)[14]		25,324 t		29,936 t	75,110 t
Legend: GWh = gigawatt hour; Pkm = passenger kilometer; t = metric ton; m³ = cubic meter; m = million; CO2e = CO2 equivalents

1 All figures are based on the level of knowledge as of January 2023.    2 Reporting period: 2022 (1 July 2021 to 30 June 2022), 2021 (1 July 2020 to 30 June 2021), 2020 (1 July 2019 to 30 June 2020).    3 Reference to GRI Sustainability Reporting Standards (see also globalreporting.org).    4 Non-significant discrepancies from 100% are possible due to roundings.    5 Trend: the respective trend is stable ( ) if the variance is less than 5/10/15%, low decreasing / increasing ( ) if it is less than 10/20/30% and decreasing / increasing if the variance is bigger than 10/20/30% ( ).    6 Refers to energy consumed within the operational boundaries of UBS.    7 Refers to primary energy purchased that is consumed within the operational boundaries of UBS (oil, gas, fuels).    8 Refers to energy purchased that is produced by converting primary energy and consumed within the operational boundaries of UBS (electricity and district heating).    9 Rail and road travel (2020): Switzerland only, (2021; 2022) selected countries where data is available.    10 Paper produced from new fibers. FSC stands for Forest Stewardship Council, ECF for Elementary Chlorine Free and TCF for Totally Chlorine Free.    11 Refers to ISO 14064 and the “GHG Protocol Corporate Standard” (ghgprotocol.org), the international standards for GHG reporting: GHG emissions reported in metric tons of CO2e; scope 1 accounts for direct GHG emissions by UBS; scope 2 accounts for gross indirect GHG emissions associated with the generation of imported / purchased electricity (location-based reflects grid average emission factor, market-based reflects emission factors from contractual instruments), heat or steam; gross scope 3 accounts for other indirect GHG emissions associated with business travel, paper consumption and waste disposal.    12 GHG savings by consuming electricity from renewable sources.    13 Offsets from third-party GHG reduction projects measured in CO2 equivalents (CO2e). These offsets neutralize GHG emissions from our business air travel.    14 GHG footprint equals total gross GHG emissions minus GHG reductions from renewable energy and CO2e offsets.

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The table below shows our environmental indicators per full-time equivalent employee.

Environmental indicators per full-time employee	Unit	2022	Trend	2021	2020

Direct and intermediate energy	kWh / FTE	6,339		6,922	7,596

Business travel	Pkm / FTE	1,142		227	3,749

Paper consumption	kg / FTE	46		50	66

Waste	kg / FTE	86		92	133

Water consumption	m³ / FTE	7.3		7.4	9.9

Greenhouse gas (GHG) footprint	t CO2e / FTE	0.34		0.41	1.06

Legend: FTE = full-time employee; kWh = kilowatt hour; Pkm = person kilometer; kg = kilogram; m³ = cubic meter; t = metric ton

Note: FTEs are calculated on an average basis including FTEs that were employed through third parties on short-term contracts.

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Our approach to nature

Our approach to managing the risks and opportunities related to natural capital and biodiversity across our activities is in line with our commitment to mobilize capital toward the achievement of the United Nations’ (UN) 17 Sustainable Development Goals (the SDGs) and our participation in the Taskforce on Nature-related Financial Disclosures (the TNFD). We recognize the challenges of transitioning toward a society that can meet both human needs while living within natural constraints. And we look forward to the setting of global policy objectives and goals through the Convention on Biological Diversity, having seen how powerful this has been for climate in the UN Framework Convention on Climate Change.

We strive to play an active role in creating new global standards that enable clients, companies and the financial sector to manage nature-related risks and opportunities, as well as addressing potential adverse impacts and generating positive impacts. During 2022, we became a founding member of the TNFD and co-lead the financial-sector-specific working group.

Given the release of the TNFD beta framework draft guidance for financial institutions in November 2022, we are piloting the TNFD disclosure recommendations and financial-sector-specific guidance. This not only enables us to further advance on our own journey toward less nature-adverse and more nature-positive outcomes, but also drives forward standardization in disclosure practices. We have continued the development of our approach toward managing nature-related risks and opportunities is set out below, following the TNFD draft disclosure recommendations.

Why nature is important to us

Nature is expressed most directly in SDGs 14 and 15 (“Life below Water” and “Life on Land,” respectively); however, it is also linked to others, such as SDG 13 (“Climate Action”) and SDG 2 (“Zero Hunger”), among others. Climate and nature are deeply intertwined. Just as in the financial world, where assets give rise to flows of revenue, the natural environment consists of stocks of assets (i.e., natural capital) that provide benefits to people and the economy (i.e., ecosystem services).

Biodiversity is an essential characteristic of nature, critical for maintaining the quality, resilience and quantity of ecosystem assets and the provision of ecosystem services that businesses and society rely upon. These dependencies and impacts have been documented through a range of research initiatives including the Intergovernmental Science-Policy Platform on Biodiversity and Ecosystem Services Global assessment report on biodiversity and ecosystem services, the UK Government-sponsored The Economics of Biodiversity: The Dasgupta Review and the IPCC’s Sixth Assessment Report 2021, Factsheet on Biodiversity, in addition to a variety of industry-led efforts. Thus, we recognize the importance of understanding human dependencies and impacts on nature, to better understand the transmission channels through which our clients and our firm may face risks and opportunities resulting from the dependencies and impacts of society’s activities on nature.

›	Refer to the “Strategy” section of this report for more information about our sustainability strategy

Our governance

Our sustainability activities, including regarding nature, are overseen at the highest level of our firm and managed by the Group Sustainability and Impact organization.

›	Refer to the “Governance” section of this report for more information about our sustainability governance

Our strategy

Planet, as one of our three key focus areas for supporting the sustainability transitions, includes our approach to nature that mirrors that for climate, and is underpinned by four strategic pillars:

–	protecting our own assets;

–	protecting our clients’ assets;

–	reducing our impact; and

–	mobilizing capital.

To address the needs of our clients, manage risks and contribute to positive impact, we have set standards for financing, investments, and supply chain management decisions, including explicit aspects related to nature. We also support our clients in exploring the opportunities related to natural capital and nature-positive solutions in our

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business divisions, as outlined below in the section on opportunities. We believe that our work on nature is just beginning. Our strategy will further evolve as our understanding of the risks and opportunities connected to nature-related impacts and dependencies deepens. Natural capital is, by its nature, more challenging to define in financial terms, due to a lack of easily available measurements. As data and methodologies continue to improve, this will support the setting of targets and evolution of pertinent metrics. We will continue to develop additional dependency, impact, and opportunity metrics following the TNFD financial-sector-specific disclosure recommendations and guidance.

Seeking nature-related opportunities

We recognize that natural capital and ecosystem services are factors on which our societies and economies depend. We already support clients in identifying climate-related opportunities and offer a range of investing and financing climate-related products. However, our work is still at an early stage. It will require further developing our own understanding, as well as helping our clients to understand better the importance of nature.

As part of this effort, in 2022, the UBS Sustainability and Impact Institute (SII) published a thought-leadership paper titled From Ozone to Oxygen – Opportunities and Risks in Natural Capital. It contains a detailed review of the importance of nature, as well as the lessons that can be learned and potentially applied for prior efforts to address critical environment issues, such as ozone depletion and climate change. The paper identified additional challenges for action to reduce adverse impacts and move toward more nature-positive activities, including the local specificity of nature, the lack of data to understand impacts and dependencies, and the absence of a single global target and measuring unit such as net-zero carbon-equivalent emissions for climate. The paper made a number of recommendations for key stakeholders to help address nature-related issues through financing, investing and advising.

We are contributing to helping address these challenges through our efforts in the TNFD. It is also exploring collaboration with peers on critical topics, such as nature scenarios, and is supporting new initiatives, such as the establishing of a TNFD national consultative group in Switzerland, hosted by Swiss Sustainable Finance and the UN Global Compact’s Swiss network. Switzerland serves as the home for key nature-focused efforts, such as the Nature Finance initiative, which was launched during 2022.

Our management of risks

Protecting our clients’ and our own assets

We have established criteria to assess nature-related risks through our firm’s standards addressing controversial activities and areas of concern (sectors), recognizing that our firm is both directly and indirectly exposed through our business activities. UBS limits business with clients or suppliers that may endanger animal species and/or contribute to deforestation and its related impacts, such as forest degradation. In the context of nature-related risks, we will not do business associated with the following controversial activities

–	UNESCO world heritage sites;

–	wetlands on the Ramsar list;

–	endangered species;

–	high conservation value forests;

–	illegal burning; and

–	illegal logging.

In addition, UBS will only do business under stringent criteria in nature-relevant areas, such as palm oil, soy and timber, as well as fish and seafood. Our standards are set out fully in our Sustainability and Climate Risk (SCR) policy framework. During 2022, we continued to examine potential nature-related risk and impact following the work we have done on climate. Through industry collaboration, we applied the UNEP FI-developed ENCORE (Exploring Natural Capital Opportunities, Risks and Exposure) tool to assess potential concentrations of sensitive exposures.

›	Refer to the “Environment” section of this report for a description of our SCR management and the “Appendix 2 – Governance” section for our SCR policy framework

›	Refer to the “Climate- and nature-related methodologies and scenarios – risk” section in this Appendix for information on our application of the ENCORE tool

As noted above, our SCR framework sets out a number of areas in which we will not do business, as well as areas where we subject activities to enhanced due diligence. This reflects our understanding of the need to consider location-specific aspects and particularly interactions with high importance ecosystems and areas that may be under

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stress. It is important to identify how a company’s own value generation is linked to critical impacts and dependencies.

In practice, our first line of defense identifies sustainability and climate risks in transactions and in client and supplier onboarding. This is supported by the integration of red-flag information into our internal tool for conducting due diligence. Once potential concerns are identified, they are referred to the SCR unit for a dedicated assessment of the proposed client or transaction. In 2022, SCR performed 2834 assessments, with an increased focus on biodiversity and nature-related risk observed through the 466 assessments focused on the agribusiness sector.

›	Refer to the “Appendix 2 – Governance” section of this report for the SCR assessment table

These assessments often involve a location-specific analysis as contemplated by the TNFD LEAP (locate, evaluate, assess, prepare) approach. In order to support this work, in 2012, UBS became a member of the Roundtable on Sustainable Palm Oil (the RSPO). RSPO certification provides third-party assurance that palm oil production is done in a sustainable way, as verified by an independent third party and accredited by RSPO governance. In relying on the RSPO to promote business with clients exposed to palm oil, we aim to support the transformation of soft commodity supply chains by expecting producers to be committed to achieving full certification according to applicable sustainability certification schemes. We acknowledge that acquiring land without adequate consultation, compensation and consideration of customary land rights (commonly referred to as land grabbing) can significantly impact local communities, often smallholders that primarily rely on subsistence farming to sustain their livelihood.

›	Refer to the Supplementary Information to this report for nature-related SCR cases studies

Our investing clients and client assets

In our wealth management business, it has been our long-standing view that sustainable investing strategies look beyond environmental, social and governance (ESG) integration. Thus, integrating material ESG information into investment analysis and decisions is increasingly seen as a requirement for all investment management. Exclusions, ESG integration and stewardship are a set of effective tools that can be incorporated not only in sustainable but also conventional investment strategies; however, on their own none of these tools are sufficient to determine a strategy as being sustainable or impact investing.

We have identified six sustainability topics that encompass the major challenges that both impact and are impacted by corporations and governments:

–	pollution and waste;

–	climate change;

–	water;

–	people;

–	products and services; and

–	governance.

These topics are selected on the basis of industry best practices, relevance to company financial outcomes, data availability and reliability, and client feedback on the issues they care most about. For investors seeking to build a sustainable investment portfolio, we recommend looking for companies that do well at managing these topics. Five of the topics (pollution and waste, climate change, water, people, and governance) focus on how well companies manage these issues within their operations and, therefore, reflect the company’s operational footprint. The sixth topic (products and services) focuses on whether the company’s offering and its supply chain management address sustainability challenges directly, and therefore reflects a more thematic exposure (e.g., an electric vehicle company would be expected to score highly for products and services, but may not necessarily score well for climate change, given its operations around battery production and life cycle management).

The six-topic framework is designed to offer a more simplified and targeted approach to sustainability challenges, and specifically to inform the decisions of private investors. They represent universal sustainability challenges, although the priority of each topic may differ across industries. Additionally, the companies that manage these topics well are not necessarily those with the least-adverse environmental or social impact. In fact, sectors with the greatest exposure to sustainability risk factors often have a greater imperative (regulatory or reputation-driven) to work to minimize their negative impact.

UBS uses these topics to score companies and to provide targeted advice to private clients based on their stated sustainability preferences. For example, when considering corporate financial information and regional and sectoral drivers, investors can use the sustainability scores to help identify potential ESG-related risks or opportunities that

Sustainability Report 2022 | Appendix 3 | Environment	131

were not apparent from their financial analysis. Investors could also use the scores to assess the sustainability profile of their portfolios so as to better understand their exposure to potential sustainability risks and opportunities, as well as to evaluate whether their investments are aligned with their personal values and interests. UBS also sources indicators of whether companies are involved in a range of activities, including environmental ones, such as use of genetically modified organisms, that some investors may consider unacceptable in a sustainable investing portfolio and hence would like to exclude.

How we approach natural capital risks in our investments

As an asset manager we recognise that biodiversity loss and degradation is a source of material financial risk, and managing this risk is integral to fulfilling our fiduciary duties toward our clients. We also recognize that investing sustainably can promote actions that contribute to the natural capital of our planet.

Currently, we manage nature-related risks as part of our ESG integration processes. We use a proprietary ESG risk dashboard that combines multiple data sources to identify companies with material ESG risks. Natural capital risks, such as water and forest risks, are embedded in the methodologies of these underlying data sources, and our investment teams utilize these ESG factors alongside traditional financial metrics and proprietary ESG sector materiality maps to assess the risk-return profile in the investment process. In 2022, we developed an additional due diligence process that triggers a risk signal based on the presence of controversial activities that conflict with the standards in our SCR framework, including deforestation and forest degradation. Investment teams, working with our sustainable investment analysts, then conduct a thorough assessment of specific issuers associated with the controversial activity. We reflect the outcome of this assessment in the eligibility of the issuer for our portfolios. We are actively exploring additional data sources that will help us integrate nature-related risks more explicitly into our investment process.

In 2022, we worked to build out the foundation for an investor thematic engagement program to work with investee companies to encourage actions so that natural capital is accounted for and included in their financial and economic decision making. During the year, the SII’s From Ozone to Oxygen paper was an important input into this process. As outlined above, the paper explores the complexities of this theme, the science of natural capital and its rapid degradation, and the frameworks and tools that exist to help move engagement forward over the next two years.

Over the year, we consulted with our clients, investment teams and a wide array of external experts to shape our priorities and approach to natural capital. In addition to our proprietary ESG sector materiality maps, we also conducted a heatmap assessment mapping ENCORE data to our listed equity and fixed income corporate investments to understand exposure to biodiversity risks at the industry level. This process has led us to identify three specific areas that form the basis of our engagement program on natural capital risks and opportunities: forests, water, and the climate-diversity nexus. We expect to launch our corporate engagement program on natural capital in 2023.

Natural capital risks are also considered within our real estate and private market investments. We enrolled in the Leading Harvest ESG Management Program. This is a comprehensive set of ESG standards for farm management, with 13 principals and objectives, 33 performance measures and 77 indicators. Compliance is evaluated by independent auditors. One of the 33 performance measures is to use an integrated pest management (IPM) system that utilizes regional best practices to achieve the crop protection objective while also protecting people and the environment.

›	Refer to ubs.com/global/en/assetmanagement/capabilities/sustainable-investing/stewardship-engagement for our approach to stewardship

Our vendors and operational impact

Our firm-wide Responsible Supply Chain Management (RSCM) framework is based on identifying, assessing, and monitoring vendor practices on environmental and social topics. A central component of this framework are the UBS Responsible Supply Chain Standards, to which our direct vendors are normally bound by contract. This includes aspects of nature. We expect our vendors to apply these same standards to their vendors.

In our own corporate real estate footprint, we have established the UBS Beehives program, where we have more than 20 individual beehives across seven green roofs in our corporate real estate footprint. We see this as a contribution we can make to the important issues of loss of pollinators globally.

Finally, in our corporate carbon offsetting activities, we make use of nature-based solutions, as well as technological carbon capture and storage solutions. As standards in this area continue to evolve (e.g., the Core Carbon Principles from the Integrity Council for Voluntary Carbon Markets), we will seek to apply them to our activities.

›	Refer to the “Social” section of this report for a description of our RSCM

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Mobilizing capital for nature

In order to support our investing clients, we continue to explore products that have a significant nature-related sustainability focus or may even be able to generate more net nature-positive impacts. In Global Wealth Management, the Future of Earth fund, launched in 2021, is a fund promoting environmental objectives built around the themes of sustainable land use, sustainable water use, the shift to clean energy and providing health solutions that may help mitigate the impacts of environmental degradation on human health. We continue to explore ways to develop further products and solutions in our wealth and asset management businesses.

We also continue to look for ways in which clients may be able to have more direct impact. This work is centered in our UBS Optimus Foundation network and other philanthropic services that provide opportunities for high net worth clients that may wish to undertake net-positive nature activities and are willing to do so in a way that generates less-than-market returns. For example, through the UBS Optimus Foundation network, we have developed the UBS Climate Collective. Clients are able to fund, develop and implement strategies that target climate change mitigation and adaptation. These strategies also serve to support natural capital, for example the sequestration of carbon emissions by using nature-based solutions that support local community development and improve biodiversity in Southeast Asia and elsewhere. The focus is on initiatives that will protect and restore ecosystems such as mangroves, coastal wetlands and rural communities in the lower Mekong delta in Vietnam and in coastal regions of Indonesia.

In addition, to support those clients interested in nature solutions we have issued various publications, including Sea beyond the Blue, a guide designed to help philanthropists make more informed decisions about ocean-related philanthropy. It highlights the importance of protecting marine biodiversity and driving systemic change. In 2021, we published Seeds of Change, a guide to help philanthropists and changemakers protect biodiversity and all life on land. And, in 2022, we published On Thin Ice, a guide to help philanthropists engage with the climate crisis in the most strategic and impactful manner.

In many cases investing in nature requires partnerships and strategic collaboration. As an example, UBS Optimus Foundation and the Swiss Agency for Development and Cooperation supported the issuance of two reports by Earth Security: The Blended Finance Playbook for Nature-Based Solutions and Financing the Earth’s Assets: The Case for Mangroves. These reports outlined approaches to nature-positive investments using blended finance structures that leverage philanthropic capital. We took this a step further toward moving from concept to solution in 2021 with the creation of the Mangrove 40 initiative to support nature-based solutions for carbon sequestration via the restoration of mangroves, designed to provide environmental and social co-benefits.

Work in 2022 has continued on this effort, as we continue to believe that mangrove restoration can not only be a form of climate action through carbon sequestration but also can provide broader natural capital benefits through flood protection, and even have social co-benefits by supporting ecotourism in critical areas. The work with Earth Security has identified 40 locations globally that contain 70% of the world’s remaining mangroves, of which approximately 50% have been degraded. Mangrove ecosystems store carbon faster than land forests, protect coastlines and restore biodiversity, and they can also support local livelihoods. This demonstrates the UBS Optimus Foundation network’s strengthened focus on climate and the environment, as well as the power of philanthropy to catalyze nature-based solutions and help create new nature markets.

For our financing clients we include considerations of nature alongside other topics as part of our ambition to be a leader in sustainable finance and partner of choice. Transition finance, for example, can be part of a broader process over time with the conclusion only evident years after the financing was provided. Nature can be built into transition finance transactions, particularly those that impact the physical environment.

As an example of this, UBS contributed to the development of the Nant de Drance power station inaugurated in Switzerland in September 2022. This innovative “water battery” is designed to help balance the renewable electricity grid not only in Switzerland but also Europe, given the critical role that Switzerland plays in managing the overall network. Nant de Drance has 900 MW of power-generating capacity, equivalent to that of the Gösgen nuclear power plant in Switzerland. Its 20 million kWh of storage capacity is equivalent to 400,000 electric car batteries. This innovative structure took nearly 14 years to build, and UBS was part of several bond financings needed to provide the financial support for its construction.

One of the priorities in the construction of Nant de Drance, as agreed with the licensing authorities, was reducing its environmental impact. Fifteen projects, at a total cost of CHF 22 million, have been, or will be, completed to offset the environmental impact of the construction of the pumped storage power plant and very high-voltage lines connecting the power plant to the power grid. Most of the projects aim to recreate specific biotopes locally, especially wetlands, in order to encourage recolonization of the area by certain rare or endangered animal and

Sustainability Report 2022 | Appendix 3 | Environment	133

plant species in Switzerland. The work is managed by Nant de Drance SA and monitored by an advisory group represented by environmental NGOs (the WWF and Pro Natura), the public authorities concerned, the canton of Valais, and the Swiss Federal Office of Energy. We see this as an example of how to integrate climate- and nature-related thinking as we build out the infrastructure needed to support the energy transition.

Our engagement and outlook

Given the emerging understanding of nature-related impacts and dependencies and the link to risks and opportunities for companies, we believe collaboration with peers will remain essential. Our participation in the TNFD is a critical part of this. During 2022, we also supported the establishment of a Swiss TNFD national consultation group to support capacity building in our home market.

Additionally, we participate in various work streams of the Natural Capital Finance Alliance (the NCFA), which aims to provide the knowledge and tools that help the financial sector align portfolios with global biodiversity goals. Most notably we participated in the advisory committee for the second stage of the NCFA’s ENCORE project tool. In 2022, we also supported the development of a new methodology by the WWF to measure nature risk in investment portfolios.

We believe strongly in the value of collective investor engagement. As a member of the FAIRR (Farm Animal Investment Risk and Return) initiative, the largest investor collaboration focused on ESG risks in the food and agriculture sector, we engage as the lead every year with one of the 25 companies targeted via the “sustainable protein engagement” program. Through engagement on sustainable proteins, we aim to reduce negative externalities from traditional protein production.

We also take into consideration the expectations of regulators regarding nature-related risk management where these have been specified in addition to climate. We expect regulators to further develop their understanding of and focus on nature-related risks in coming years and have provided our views to the Network for Greening the Financial System (among others working on the topic).

In future years we expect rapid improvements in data and methodologies. In particular, we expect there to be an increasing focus on location and company-specific aspects of nature and a shift away from sector and country averages that form the basis for most of the portfolio-level analytical approaches today. We will continue to monitor developments and apply as reasonable and as agreed.

We are also beginning to explore the application of emerging approaches, such as biodiversity footprints and nature value-at-risk methodologies, to investment portfolios. It is still unclear whether these will become standard measures and potentially used to set targets or guide transition plans. We will continue to engage with industry peers, collaborative platforms and individual service providers and vendors to understand emerging practices and offerings in the market.

We believe that improvements in data and quantification efforts (both our own and those that are industry-wide) are preconditions for considering any form of target setting. We support the efforts of governments in the Convention of Biological Diversity discussions to agree on a post-2020 agenda and policy goals for nature.

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Information pertaining to environmental risk management regulations in APAC

Governance

The board of directors and senior management of UBS Asset Management (Hong Kong) Limited (“UBSHK”) and UBS Asset Management (Singapore) Ltd. (“UBSSG”) are informed and kept updated on climate- and environment-related risks, respectively. These risks are reviewed by the following bodies in UBSSG and UBSHK:

–

Asset Management executive team and global heads: The Asset Management executive team at global level is responsible for the overall strategic considerations of integration of climate risks connected to the division’s investment activities, governance and controls.

–

Board of directors of UBSSSG / UBSHK: The board of directors is the governing body of UBSSG or UBSHK and is responsible for following the overall direction from the global level as well as the supervision and implementation of climate-related risks. It assumes ultimate responsibility for the conduct, operations and financial soundness of the respective entity, including quarterly meetings to monitor climate-related risks.

–

Designated management-level positions: The responsibilities of designated management include ensuring the development, implementation and review of framework, policies, and metrics and allocating adequate resources with appropriate expertise. Regular management meetings are held to monitor the status and progress of efforts to manage climate-related risks.

Our investment and risk management approach to climate risks

Our overall strategy for managing climate risks is to integrate risk data and insights into our investment management processes. This begins with assessing environmental, social and governance (ESG) issues based on our ESG Material Issues framework, which identifies the most relevant issues per sector making the connection to key value drivers that may impact the investment thesis across sectors. We have updated our ESG Material Issues framework with a sector-based view of exposures to physical and transition climate risks.

During 2022 we onboarded additional climate physical and transition risk datasets. We have enhanced our proprietary ESG Dashboard with this climate physical and transition risk data, and with alerts to highlight the highest risk issuers. This enables research analysts to incorporate physical and transition climate risks into their qualitative ESG risk assessments and resulting ESG risk recommendations, informing portfolio manager investment decisions.

Data and Metrics

During 2022 we onboarded additional climate physical and transition risk datasets to support ongoing enhancements to our investment management and risk management processes. We have also enhanced our proprietary ESG Dashboard with this climate physical and transition risk data, and with alerts to highlight the highest risk issuers. At a portfolio level, our global risk system provides transparency around GHG emissions.

–

Physical risk arises from the impact of weather events and long-term or widespread environmental changes. High physical risks imply high probability of a company’s assets value reduction or production interruption. Our climate physical risk assessment considers events such as heat/cold wave, water stress, flooding, sea-level rise, hurricanes and wildfires, and results in a composite physical risk score. An issuer’s score is measured from 1 to 100, and is an aggregate (weighted average) of risk scores linked to individual assets measured across the climate hazards.

–

Transition risk covers the adjustment to an environmentally sustainable economy, including changes in public policies, disruptive technological developments and shifts in consumer and investor preferences. One of the ways we assess transition risk is using an “Earning at risk” approach, which analyzes the unpriced carbon cost to a company as % of its EBITDA (Earnings before interest, taxes, depreciation, and amortization).

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In line with the Securities and Futures Commission’s circular on the management and disclosure of climate-related risks by fund managers and the Monetary Authority of Singapore’s environmental risk management guidelines, we have implemented a multi-scenario analysis for physical and transition risks. Physical risks feature different temperature increase scenarios and transition risks consider different carbon price development scenarios. The scenarios are analyzed for various time horizons up to 2050 which can be used to determine future climate-related risk in investment portfolios. As part of the second line of defense controls performed by Group Risk Control for UBS funds subject to the Hong Kong, Singapore, or Taiwan risk regulations, guidelines, codes, circulars, etc., we integrated climate risk in the risk control and monitoring process including scenario analysis as described above.

For some of our portfolios, the assessment of climate-related risks is not possible in the investment management and risk management processes due to lack of data. For these portfolios, risk assessments will incorporate climate physical and transition risks as data becomes available.

Discretionary portfolios managed in Singapore (Global Wealth Management)

Risk identification

Our environmental risk framework for Global Wealth Management’s discretionary portfolios managed in Singapore (and booked there or in Hong Kong) focuses on climate risk data from specialized data providers and is based on exposure to climate sensitivity, from high to low, across physical and transition risks. Identification of material environmental risks is achieved by scenario analyses on mid- and longer-term impact. It is run on our underlying investment models across different climate outcomes, based on weighted portfolio sensitivities to physical and transition risks.

For physical risk, we consider as our central scenario representative concentration pathways (RCP) 4.5 (reflecting expected global warming of 2–3°C by 2100) and associated modeled physical risk implications on asset values by 2030. Additionally, we perform scenario analysis on RCP 2.6 (below 2°C) and RCP 8.5 (more than 4°C under a business-as-usual scenario) into the longer term (2050).

For transition risk, we see carbon earnings at risk as the most directly quantifiable and comparable metric across industry sectors globally, reflecting the reach and complexity of our portfolios. We perform scenario analysis based on three carbon price trajectories (low, medium, high) across four time horizons: short (2025) to long-term (2050), with medium (2030) as our central scenario. Outside of carbon earnings at risk, we recognize the existence of technological, policy and market risks. However, these can vary greatly across sectors and countries. As a result, it is difficult to apply a consistent and credible analysis that remains objective to our global portfolios.

The identification of the middle-of-the-road pathway and 2030 as the central scenario balances multiple factors, namely: the relevance of financial projections, current decarbonization policies and implementation rates, and the need for near-term checkpoints within long-term climate action. For both physical and transition risk, in addition to highlighting portfolios with material sensitivity in high-risk scenarios, we monitor the weighted portfolio sensitivity based on the central scenario.

Data and Disclosure

All climate data projections and models are sourced at the issuer level from S&P Trucost and aggregated by UBS. For physical risk, sensitivities are assessed by S&P Trucost based on issuers’ known asset locations and estimated value. For transition risk, earnings sensitivity to carbon is projected under various carbon pricing trajectories in different regions. In both cases, the projections are built upon publicly reported company data, restricting coverage to corporate issuers, which form the bulk of our portfolios. Consequently, exposure to sovereigns or structured products, for example, are not covered at this point. This framework will be reviewed at least annually and progressively enhanced as data availability increases and industry practices develop.

In June 2022, we expanded our coverage of climate risk monitoring to discretionary investment portfolios managed by Global Wealth Management in Singapore, in line with the Monetary Authority of Singapore (MAS) Guidelines on Environmental Risk Management for Asset Managers. Our environmental risk analyses to identify and monitor material risks within our discretionary portfolio strategies managed in Singapore are conducted and reported on an annual basis.

Global Wealth Management has developed a governance and control framework to ensure quality and consistency of data and ongoing monitoring of identified risks, reviewed by regional and global oversight forums and risk committees. We are also working closely with our data providers to continuously enhance the quality of data available to us.

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As part of the 2022 environmental risk analysis, the majority of strategies had no material physical risks identified. However, our transition risk analysis highlighted select strategies with elevated mid-term exposure which are being monitored, and have been reviewed and acknowledged by the relevant governance bodies.

At this point in time, climate risk analyses would not be used to inform capital evaluation either at the asset allocation or instrument selection levels within Global Wealth Management, due to investment scope, limitations of data availabilities, modeling uncertainties and implementation hurdles. The majority of our discretionary portfolios comprise of investment funds from third-party fund managers, including Asset Management where appropriate. Generally, Global Wealth Management acts as an asset allocator and manager of these portfolios but does not control portfolio construction and management within the underlying fund investment solutions. Therefore, on top of developing a climate risk assessment management framework based on underlying investment holdings, we are looking to understand the climate risk management practices established by the managers of the underlying funds.

To that end, in the past we communicated with our fund partners about climate risk issues, including the extent to which environmental / climate risk management processes have been developed and implemented by fund partners, with relevance to the MAS Guidelines on Environmental Risk Management for Asset Managers. We commit to continue having regular communications with our fund partners on the development of environmental / climate risk management processes.

Climate risk data remains a nascent area, and best practice standards or norms have yet to be developed. This results in gaps in data coverage, and the use of proxy or estimation techniques which are known. Financial models typically project up to three years in advance, with significant deterioration in visibility beyond one year. As such, long-term projections used to generate data even for 2030 involve high degrees of uncertainty.

Our overall investment decision-making process is largely driven top-down. While corporate-level data sourced from S&P Trucost has been identified as the best prevailing solution for Global Wealth Management portfolios given its credibility, complexity and reach, the bottom-up dataset is not immediately applicable to integration into Global Wealth Management investment processes without the use of significant aggregation and proxies.

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Appendix 4 – Social

Workforce by the numbers

This appendix provides supplementary information to “People and culture” in the “Social” section of this report.

As of 31 December 2022, we had 72,597 employees as full-time equivalents (FTEs), 1,212 FTEs more than 31 December 2021. This includes 52.9 FTE non-guaranteed hours employees (29.8 women and 23.1 men) representing hotel staff at Ausbildungszentrum Wolfsberg. In addition, a total of 15,469 external staff members for core business services were active at the end of 2022, primarily in technology and operations roles. This included 1,841 FTEs employed through third parties on short-term contracts to fill positions on an interim basis, which are internally categorized as agency staff, contractors and temporary workers. These workers, who are not employees, hold a wide variety of roles across different departments, such as software engineers, business analysts or tech engineers. Additionally, a total of 13,628 external staff members for non-core business services were active at the end of 2022.

To give the most accurate view of our global workforce, human resources reporting considers a person (working full time or part time) as one headcount. This accounts for the total UBS employee number of 74,022 as of 31 December 2022 (compared with 72,779 as of 31 December 2021). The following tables are all reported on this basis, unless otherwise specified. The percentages in the tables may not total 100 as calculated on the basis of unrounded figures and several numbers in this section were restated due to workforce related changes. The corrections are considered immaterial with a change in single digit in headcount.

 Employees: full-time / part-time

	31.12.22		31.12.21		31.12.20

	Number	%	Number	%	Number	%

Male

Full-time	42,340	96%	42,282	96%	42,912	96%

Part-time	1,631	4%	1,605	4%	1,567	4%

Total	43,971	100%	43,887	100%	44,479	100%

Female

Full-time	26,424	88%	25,191	87%	24,604	87%

Part-time	3,627	12%	3,701	13%	3,804	13%

Total	30,051	100%	28,892	100%	28,408	100%

Grand total	74,022		72,779		72,887

1 Our reporting covers key statistics relevant to full- and part-time employees, as well as relevant data about external staff. All data was calculated on / as of 31 December 2022, unless otherwise noted.

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 Employees: employment term / region

	31.12.22		31.12.21		31.12.20

	Number	%	Number	%	Number	%

Americas

Permanent	22,057	100%	21,539	100%	21,623	100%

Limited term	0	0%	0	0%	0	0%

Total	22,057	100%	21,539	100%	21,623	100%

APAC

Permanent	16,451	100%	15,584	99%	15,335	99%

Limited term	74	0%	117	1%	101	1%

Total	16,525	100%	15,701	100%	15,436	100%

EMEA (excluding Switzerland)

Permanent	14,669	100%	14,423	100%	14,227	100%

Limited term	4	0%	5	0%	3	0%

Total	14,673	100%	14,428	100%	14,230	100%

Switzerland

Permanent	19,737	95%	20,054	95%	20,479	95%

Limited term	1,030	5%	1,057	5%	1,119	5%

Total	20,767	100%	21,111	100%	21,598	100%

Grand total	74,022		72,779		72,887

Employees: employment term / gender

	31.12.22		31.12.21		31.12.20

	Number	%	Number	%	Number	%

Male

Permanent	43,365	99%	43,237	99%	43,800	98%

Limited term	606	1%	650	1%	679	2%

Total	43,971	100%	43,887	100%	44,479	100%

Female

Permanent	29,549	98%	28,363	98%	27,864	98%

Limited term	502	2%	529	2%	544	2%

Total	30,051	100%	28,892	100%	28,408	100%

Grand total	74,022		72,779		72,887

Note: Limited-term employment is an employment relationship defined by the employee’s contract with UBS being limited in duration. Most of these individuals are apprentices in Switzerland.

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External hires by age group

	31.12.22		31.12.21		31.12.20

	Number	%	Number	%	Number	%

Under 30	5,770	45%	4,337	46%	4,231	46%

Between 30 and 50	6,309	50%	4,571	49%	4,655	50%

Over 50	614	5%	455	5%	410	4%

Total external hires	12,693	100%	9,363	100%	9,296	100%

External hires by gender

	31.12.22		31.12.21		31.12.20

	Number	%	Number	%	Number	%

Male	7,113	56%	5,291	57%	5,509	59%

Female	5,580	44%	4,072	43%	3,787	41%

Total external hires	12,693	100%	9,363	100%	9,296	100%

External hires by region

	31.12.22		31.12.21		31.12.20

	Number	%	Number	%	Number	%

Americas	3,468	27%	2,699	29%	2,254	24%

APAC	4,148	33%	3,244	35%	2,968	32%

EMEA (excluding Switzerland)	2,797	22%	2,033	22%	2,069	22%

Switzerland	2,280	18%	1,387	15%	2,005	22%

Total external hires	12,693	100%	9,363	100%	9,296	100%

Note: Hiring levels increased in 2022 in line with the increase of the overall population and due to the need to fill open roles following voluntary resignations.

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 Voluntary and involuntary turnover

	31.12.22	31.12.21	31.12.20

	%	%	%

Voluntary turnover	13%	11%	7%

Involuntary turnover	2%	2%	1%

Overall turnover	16%	13%	9%

Note: Voluntary turnover in 2022 is in line with the increase in population and external hires.

Turnover by age group

	31.12.22	31.12.21	31.12.20

	%	%	%

Under 30	22%	22%	13%

Between 30 and 50	16%	12%	8%

Over 50	11%	9%	8%

Overall turnover	16%	13%	9%

Turnover by gender

	31.12.22	31.12.21	31.12.20

Male	16%	13%	9%

Female	15%	13%	9%

Overall turnover	16%	13%	9%

Turnover by region

	31.12.22	31.12.21	31.12.20

	%	%	%

Americas	13%	13%	9%

APAC	20%	18%	10%

EMEA (excluding Switzerland)	19%	14%	9%

Switzerland	13%	9%	9%

Overall turnover	16%	13%	9%

Note: Generally, turnover was driven by increased demand for talent in the competitive environment across regions.

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 Employees by age group

	31.12.22	31.12.21	31.12.20

	%	%	%

Under 30	19%	18%	19%

Between 30 and 50	59%	60%	60%

Over 50	22%	22%	21%

Total	100%	100%	100%

 Distribution by employee category and gender

	31.12.22		31.12.21		31.12.20

	Number	%	Number	%	Number	%

Officers (Director and above)

Male	18,882	72%	18,757	73%	18,724	74%

Female	7,262	28%	6,835	27%	6,577	26%

Total	26,144	100%	25,592	100%	25,301	100%

Officers (other officers)

Male	17,187	58%	17,374	59%	17,688	61%

Female	12,289	42%	11,888	41%	11,508	39%

Total	29,476	100%	29,262	100%	29,196	100%

Employee rank

Male	7,902	43%	7,756	43%	8,067	44%

Female	10,500	57%	10,169	57%	10,323	56%

Total	18,402	100%	17,925	100%	18,390	100%

Grand total	74,022		72,779		72,887

Note: The positive trend for female hiring reflects our DE&I strategy and our ongoing commitment to hire, promote and retain more women at all levels of the organization in support of our 2025 aspiration to have 30% of Director-level and above roles held by women.

 Distribution by employee category and age group

	31.12.22		31.12.21		31.12.20

	Number	%	Number	%	Number	%

Officers (Director and above)

Under 30	160	1%	138	1%	140	1%

Between 30 and 50	16,542	63%	16,427	64%	16,587	66%

Over 50	9,442	36%	9,027	35%	8,574	34%

Total	26,144	100%	25,592	100%	25,301	100%

Officers (other officers)

Under 30	4,293	15%	4,094	14%	4,368	15%

Between 30 and 50	20,770	70%	20,700	71%	20,472	70%

Over 50	4,413	15%	4,468	15%	4,356	15%

Total	29,476	100%	29,262	100%	29,196	100%

Employee rank

Under 30	9,534	52%	8,854	49%	9,259	50%

Between 30 and 50	6,339	34%	6,445	36%	6,522	36%

Over 50	2,529	14%	2,626	15%	2,609	14%

Total	18,402	100%	17,925	100%	18,390	100%

Grand total	74,022		72,779		72,887

Sustainability Report 2022 | Appendix 4 | Social	142

 Training by gender

	Average training days

	31.12.22	31.12.21	31.12.20

Female	2.03	2.14	1.99

Male	1.97	2.08	1.92

Total average training days	1.99	2.10	1.94

 Training by rank group

	Average training days

	31.12.22	31.12.21	31.12.20

Officers (Director and above)	2.02	2.37	2.10

Officers (other officers)	1.90	1.96	1.84

Employee rank	2.09	1.94	1.89

Total average training days	1.99	2.10	1.94

Note: Employee development activities include training (both voluntary and required) and other educational activities, on-the-job experience and internal mobility (changing roles within the firm), and exposure to senior leaders, new teams and experiences (e.g., through networking and mentoring). Experience and exposure generally account for approximately 90% of an employee’s development activities each year. It is important to note we continuously focus on updating our in-house university offering to better prepare for future global trends and enable employees to choose the depth of learning to meet their voluntary learning goals based on their needs. In 2022, we have continued to apply new ways of working by increased usage of digital and virtual formats and a decrease in the use of external facilitators. This has not only helped to reduce training time but also to maintain the total number of training activities.

 Parental leave taken (by gender)

	31.12.22	31.12.21	31.12.20

Male	2,294	2,334	2,116

Female	2,465	2,433	2,344

Total number of employees	4,759	4,767	4,460

Note: All employees are entitled to take parental leave as indicated in their local HR policies. This table shows the number of employees that took parental leave as recorded in the UBS HRi system; data aggregation is subject to limitations such as the disparate definitions and permutations of parental leave across the firm and the various leave and absence tools used in the 48 countries in which we operate.

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Charitable contributions

UBS’s overall charitable contributions are measured using the industry-leading Business for Societal Impact (B4SI) framework. This is broken down as follows:

Cash – Direct cash contributions from the firm, including support through its affiliated foundations in Switzerland and the UBS Foundation of Economics in Society at the University of Zurich, as well as contributions to the UBS Optimus Foundation network.1

Employee time – The cost to UBS of the time that employees spend on community programs during working hours. This is calculated by multiplying the number of volunteer hours during working hours by the average hourly salary.

In-kind – Contributions of products, equipment, services and other non-cash items from the firm to communities. For UBS, this is primarily the cost of making our premises available to our partner charities for events.

Management overheads – The cost associated with the firm’s community impact function, which amounted to USD 6.77 million in 2022. We also categorize our contributions by motivation under the B4SI framework.2

Community investment – Long-term strategic involvement in community partnerships through our community impact program focused on furthering the economic and social inclusion of those we support through education and the development of skills.

Commercial initiative – Activities in the community that directly support the success of the company by promoting corporate brand identities, and other policies, in partnership with charities and community-based organizations. This includes our contributions to the UBS Optimus Foundation network.

Charitable gifts – Intermittent support to a wide range of good causes in response to the needs of and appeals from charitable and community organizations. This includes our programs to match employee donations.

Contributions by type (in USD million)			2022	2021	2020

Cash contributions			76.15	58.79	83.18

Time contributions			15.53	12.85	8.34

In-kind contributions			0.06	0.06	0.03

Total			91.74	71.70	91.55

Management costs			6.77	6.01	5.91

Contributions by motivation (in USD million)	Cash	Time	In-kind	Total	% Motivation

Community investment	28.40	10.21	0.01	38.62	42%

Commercial initiative	38.24	0	0	38.25	42%

Charitable gift	9.51	5.32	0.05	14.88	16%

Total	76.15	15.53	0.06	91.74	100%

1 All cash contributions shown here are recognized on a cash rather than accrual basis. Separately, we recognize UBS Optimus Foundation contributions on an accrual basis, reflecting committed grants made in the reporting period. The cash contribution does not include contributions totaling USD 1.2 million that are required by law (in India and South Africa). This is consistent with B4SI methodology.

2 Management costs are not included in the categorization by motivation under the B4SI framework.

Sustainability Report 2022 | Appendix 4 | Social	144

Appendix 5 – Other

UBS Sustainability objectives and achievements 2022 and objectives 2023

Objectives and achievements 2022

Sustainability and impact

For our reporting against our sustainability and impact key mid- and long-term goals, refer to “Our goals and progress” in the “Strategy” section of this report.

Material GRI topics	Objectives 2022	Achievements 2022	Status

Financial Supplement (FS) Product Portfolio; FS Active Ownership

Sustainable finance

Pursue commercial success in sustainable finance by achieving:

–  Progress toward 2025 aspiration to achieve USD 400 billion invested assets in sustainable investments (SI Focus + Impact Investing).

–  100 green, social, sustainability and sustainability-linked bond mandates.

–  Progress on identification of four to five key, medium-term themes (two to three years) where Group Sustainability and Impact can amplify UBS’s opportunity set.

–  Evaluate potential for carbon market trading / product activities.

–  Innovative sustainable finance products and new capabilities.

Sustainable finance

–  Increased invested assets in sustainable investments to USD 268 billon (compared with USD 251 billion in 2021).

–  We facilitated 77 GSSS[1] bond deals globally.

–  We are targeting four key objectives in serving our clients: The power of choice; A smooth transition; Safely managing risks and identifying opportunities; Making sustainable finance an everyday topic.

–  We co-founded Carbonplace, a technology platform for the voluntary carbon market that has the goal of creating a streamlined and transparent market for our clients. We have been working collaboratively to help deliver on this initiative and launched two pilot transactions in 2022.

–  To pursue innovative sustainable finance products and new capabilities:

–  Made it easier for private clients to access investment products and services, suited to their individual preferences, e.g., through expanded access to our Advice SI and separately managed account (SMA) solutions, and new targeted sustainability and impact offerings. In line with EU regulations for clients in scope, UBS systematically captures clients’ preferences when it comes to sustainable investment (SI).

–  Expanded the range of sustainability and impact funds in public and private markets and exchange- traded funds (ETFs) available to private, institutional, and corporate clients.

–  Continued to provide customized, tailored, and structured investment solutions for private and institutional investors.

On track

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Material GRI topics	Objectives 2022	Achievements 2022	Status

GRI 201: Economic Performance GRI 302: Energy GRI 305: Emissions FS Product Portfolio FS Active Ownership FS Audit

Planet

–  Progress toward target of achieving net-zero energy emissions in our own operations (scopes 1 and 2) by 2025.

–  Define a systematic approach to identify and invest in credible carbon removal projects.

–  Identify next priority sectors and calculate baselines and set decarbonization targets based on science-based pathways.

–  Expand green funding opportunities by identifying new product potential.

–  Execute the Group Risk Control Climate Risk Program multi-year roadmap addressing regulatory expectations including key deliverables for 2022.

–  Execute on 2025 operational environmental targets for GHG, energy, water, paper, and waste (refer to the Appendix for details).

–  Execute firm-wide ISO 14001 and ISO 50001 surveillance audit and ensure continued certification by addressing audit findings.

Planet

–  Reduced net greenhouse gas footprint for scope 1 and 2 emissions by 13% (compared with 20212) and achieved 99% renewable electricity in line with RE100.

–  Identified credible long-term partners and contracted more than 80,000 tons of permanent carbon removal certificates.

–  Introduced an additional decarbonization target for the cement sector.

–  We launched the product UBS Mortgage Energy, for Swiss clients.

–  Our Sustainability and Climate Risk Program continued to further develop a multi-year transformation initiative to deliver to regulatory expectations of climate risk into risk management and stress testing frameworks.

–  To execute on our 2025 operational environmental targets we:

–  Reduced energy consumption by 8% compared to 2021.[2]

–  Installed aerator taps, waterless urinals, new mixing valves and WaterSense-certified showerheads.

–  Reduced paper consumption per FTE by 8% compared to 2021[2] through our #zeropaper campaign.

–  Eliminated takeaway packaging at selected locations, as part of our efforts to reduce our waste production. This resulted in an elimination of 650,000 single use items per year, which supported the general waste reduction per FTE by 6% compared to 2021.[2]

–  The firm-wide ISO 14001 and ISO 50001 certifications were further verified in 2021 and 2022.

On track

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Material GRI topics	Objectives 2022	Achievements 2022	Status

FS Product Portfolio; GRI 405: Diversity and Equal Opportunity; GRI 406: Non-Discrimination

People

DE&I

–  Progress toward the 2025 aspiration to increase the global female representation at Director level and above to 30%.

–  Progress toward the 2025 aspirations to have a 26% of US roles at Director level and above are held by employees from ethnic minorities.

–  Progress toward the 2025 aspirations to have a 26% of UK roles at Director level and above are held by employees from ethnic minorities.

–  Expand understanding and skill base around inclusive leadership.

–  Implement various initiatives to increase physical accessibility in our workplaces and digital accessibility in our online presence.

–  Establish a Group DE&I strategy that covers client, supplier, product, and social impact.

–  Implement supporting initiatives to hire, develop and promote more women and ethnically diverse talent at all levels of the organization.

People

DE&I

–  Increased to 27.8% (2021: 26.7%) female representation at Director level and above.

–  Increased to 20.4% (2021: 20.1%) ethnic minority representation at Director level and above in the US.

–  Increased to 23.0% (2021: 21.3%) ethnic minority representation at Director level and above in the UK.

–  Implemented regional line manager training on inclusive leadership and building belonging.

–  Implemented initiatives to build on our disability inclusive practices and support physical and digital accessibility in our workplaces.

–  Formalized the Group DE&I strategy to include four key stakeholder groups: Employees, Clients, Community & Society and Suppliers with supporting initiatives.

–  Implemented supporting initiatives that:

–  Resulted in increased female hiring ratios at Director level and above, while the ratio of female hires across all ranks remained strong. For ethnic minority hiring, ratios at Director level and above decreased slightly in the UK but increased in the US, while across all ranks hiring ratios remained strong in both regions.

–  Delivered tailored development programs for female and ethnically diverse future leaders (in UK/US).

–  Increased promotion ratios this year globally for female employees and for ethnically diverse employees in the UK and US.

–  More information on supporting initiatives will be found in our global DE&I report due to be published in Q2 2023.

On track

Client philanthropy

–  Ambition to raise USD 175 million in 2022.[3]

–  Reach 5 million beneficiaries globally in 2022 (+4.6 million vs. 2021).[4]

Community impact

–  Engage 30% of global headcount in volunteering, with 50% of volunteer hours being skills-based.

–  Support 1.5 million young people and adults to learn and develop skills through our community impact activities (2022-2025).

Client philanthropy

–  Achieved UBS Optimus Foundation donation volume of USD 274 million in 2022 (including UBS matching contributions).

–  Reached 5.9 million beneficiaries through UBS Optimus Foundation’s activities.

Community impact

–  Engaged 34% of our global workforce in volunteering, and 45% of the 177,000 volunteering hours were skills-based.

–  Reached 370,916 beneficiaries through strategic community impact activities.

Partially achieved

FS Product Portfolio; FS Active Ownership GRI 308: Supplier Environmental Assessment; GRI 414: Supplier Social Assessment

Partnerships

Membership / commitments

–  Complete the implementation of the Principles for Responsible Banking (PRB).

–  Contribute to industry standards of impact measurement and monetization in partnership with Banking for Impact (BFI).

–  Contribute to the development of industry standards for biodiversity measuring and reporting in partnership with the Taskforce on Nature-related Financial Disclosures (the TNFD).

Sustainable supply chain

–  30% of GHG key vendors report related carbon emissions and establish net-zero-aligned targets.

Partnerships

Membership / commitments

–  Continued implementation of PRB.

–  Contributed to the work of BFI and exploring other impact measurement partnerships.

–  Contributed to the formulation of the first set of TNFD recommendations and chaired the financial-sector-specific working group of the TNFD.

Sustainable supply chain

–  66% of engaged “GHG key vendors” completed their climate disclosures in the CDP platform.

On track

1 GSSS: green, social, sustainability, or sustainability-linked. 2 Reporting period 2022 (1 July 2021–30 June 2022). 3 Only donations or investments which can be linked to measurable impact and our Philanthropy team’s active involvement are considered. This includes donations raised by UBS Optimus Foundation, the UBS UK Donor-Advised Foundation, the UBS Philanthropy Foundation in Switzerland, investments to social finance products (such as a pioneering blended-finance initiative investing in SDG-aligned outcomes-based programs), and the UBS Global Visionaries. 4 Through UBS Optimus Foundation activities only.

Sustainability Report 2022 | Appendix 5 | Other	147

Other GRI-relevant areas

Material GRI topics	Objectives 2022	Achievements 2022	Status

GRI 201: Economic Performance	Financial targets – 15–18% return on CET[1] capital (RoCET1) – 70–73% cost-income ratio – 10–15% profit before tax growth in Global Wealth Management[1]	– RoCET1: 17.0%. – Cost-income ratio: 72.1%. – Profit before tax growth (year-on-year) in Global Wealth Management: 4.1%.	Achieved

GRI 205: Anti-corruption	Review the Anti-Bribery and Corruption (ABC) framework to ensure that controls to mitigate high corruption risks in client business and transactions are aligned to ABC Industry standards.	– Implemented recommendations / findings covering controls to mitigate corruption risk across principal investments, fund acquisitions, joint ventures and deal-related activity.	Achieved

GRI 401: Employment

–  Continue to build engagement and strengthen our sustainable corporate culture.

–  Deliver culture-building programs across the organization to further strengthen the firm’s identity and support the realization of our purpose.

–  Motivate, inspire and empower our workforce through effective people-management practices and continuous employee appreciation.

–  Further build our year-round, transparent feedback culture and foster, assess, recognize and reward employees’ impact.

–  Continue implementation of our Agile@UBS approach to transform the way we work, promote innovation and simplification, and increase our speed in finding solutions for our clients.

–  Remain an employer of choice to attract top external talent and retain employees at all career stages.

–  Continue to foster internal mobility and provide long-term career prospects.

–  Our purpose guides us in what we do and articulates why it matters. Our 2022 all-employee survey assessed that 92% of our employees are familiar with our purpose and 73% believe we are living up to our purpose. In 2022, we focused on living up to our purpose and further strengthened our culture with a number of Group-wide, divisional and regional initiatives.

–  While our Group Franchise Awards (GFA) program recognizes and rewards employees for sharing innovation or simplification ideas, as well as for cross-divisional collaboration, our global peer-to-peer appreciation program (Kudos) is an easy way for employees to acknowledge colleagues’ exemplary behavior while fostering both employee growth and higher employee satisfaction. In 2022, employees gave 424,000 recognitions and 20% more GFA ideas were submitted, indicating a higher innovative mindset of our employees.

–  We further sharpened objective-setting in 2022 and added Objectives and Key Results concepts. A newly integrated feedback app enabled employees to easily give and receive meaningful feedback “in the moment.” More than 180,000 instances of feedback were provided in 2022, supporting continuous improvement and ultimately, better outcomes. 100% of eligible employees received a performance review for 2022.

–  We accelerated our agile transformation. Pods of specialists with end-to-end responsibility can achieve better results, more quickly, and we’re convinced that this will create better outcomes for clients and improve employees’ work experience. As of year-end 2022, approximately 18,500 employees across the firm were working in agile teams. The adoption of one consistent model has been key to our transition, supported by a knowledge-sharing community and specialized training delivered through the Agile Academy within our UBS University.

Achieved

–  Our 2022 employee survey assessed engagement, culture and career opportunities. Results showed that 67% of employees were satisfied with our talent management practices and 80% recognized our positive work environment. Both scores were above the financial services norm. We want to continue to be an employer of choice in financial services and to maintain a positive employee net promoter score.

–  Internal mobility remains a key aspect of our talent management approach. In 2022, around 37% of all our open roles were filled by internal candidates, with 1,704 employees moving to roles in a different business division and 570 changing regions. Moreover, 76% of the positions at one level below the GEB were filled with internal candidates.

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Material GRI topics	Objectives 2022	Achievements 2022	Status

GRI 404: Training and Education

Effectively develop, manage and retain our talent to ensure long-term sustainable performance:

–  Emphasize future-skills development, including digital literacy and agile working practices.

–  Support employee resilience and high sustainable performance through continuing emphasis on health and well-being, and personal growth for all employees.

–  Ensure that our leaders have the skills they need to grow their businesses and develop their people in an age of agile and digital transformation.

–  We invested more than USD 78 million in training in 2022, focusing on building skills for use now and in the future. We introduced foundational training on sustainability and sustainable finance in 2022; we also added new modules on agile working, data literacy, regulatory requirements, diversity and inclusion, well- being and other topics. A new learning experience platform offers AI-powered training recommendations based on an employee’s unique needs and interests. In 2022, our full-time employees completed more than 1,327,000 learning activities, an average of two training days per employee.

–  We care about our employees and want to support them. We also know that healthy people who are comfortable being themselves at work perform better, leading to more impactful outcomes. We therefore support flexible working arrangements and promote employee health and well-being.

–  We further expanded our employee health and well-being offering in 2022. A suite of programs, benefits and workplace resources, along with a bespoke eLearning curriculum, helped our employees manage their health, reduce stress and prevent burnout. Employees participated in virtual fitness challenges, mental health initiatives, volunteering activities and financial education events, and everyone had access to a specialized mindfulness app. Regular “pulse” surveys and a health and well-being dashboard helped us identify and respond to trends in a timely way.

–  We emphasize the importance of inclusive leadership skills, ensuring equity in our policies and practices, and increasing the representation of women and ethnic minority employees. We consider recruitment, development and belonging perspectives. For instance, we support flexible working options that benefit current employees and help us attract a more diverse pool of applicants, and executive candidates are screened for inclusive leadership competencies.

Achieved

Client experience

Client needs

–  Enhance reporting framework for client feedback and client complaints: design and implementation of improved, simplified and structured reports.

–  Adopt agile methodology to simplify or improve existing internal processes / procedures and tasks within the Quality Feedback Team and for our stakeholders.

		Client needs – Implementation of new design. First edition dispatched for Q4/2022. – Widened scope of BOT usage to simplify and foster effectiveness of execution of control task with Quality Feedback.	Achieved

Commercial aspirations

–  Make progress toward our aspiration of more than USD 6 trillion invested assets across Global Wealth Management, Asset Management and Personal & Corporate Banking.

–  More than 5% growth in net new fee-generating assets of Global Wealth Management.[1]

Commercial aspirations

–  Invested assets reached USD 3,957 billion, down compared to 2021 due to negative market performance, partly offset by net new money.

–  Growth in net new fee-generating assets was 4.1% as clients remained on the sidelines in a fast-changing environment.

Partly achieved

GRI 417: Marketing and Labeling

Suitability

–  Successful enhancement of the advisory and sales process to capture and consider ESG preferences for the selected locations and market segments (European locations and Germany-domiciled clients in Switzerland) including a robust control framework as and when ESG requirements are implemented in each location.

–  Design the process change requirements for the remaining market and client segments in Switzerland for rollout in 2023 onwards.

Suitability

–  Tactical rollout of the new enhanced MIFID standards in European locations and selected clients in Switzerland (i.e., Germany-domiciled clients) successfully took place in August 2022.

–  Business requirements for the strategic process changes have been defined also under consideration of the new applicable European Securities and Markets Authority (ESMA) guidance (on certain suitability aspects).

On track

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Material GRI topics	Objectives 2022	Achievements 2022	Status

GRI 206: Anti-competitive Behavior; GRI 418: Customer Privacy	Promote and maintain an effectively designed and operating conduct risk framework that supports a holistic and actionable assessment of the firm’s exposure to conduct risk.

–  The Group Conduct Risk Management Policy was updated to clarify the importance of the business having in place appropriate governance and oversight of the three components of conduct risk: employee-, market- and client-related conduct. The UBS Conduct Risk Framework was updated to reflect governance simplification across the firm.

Achieved

GRI 207: Tax

–  Engage with external stakeholders on the topic of tax.

–  Ensure sustainable compliance with international tax norms: full compliance of UBS’s applicable cross- border transfer pricing arrangements with the Organisation for Economic Co-operation and Development (OECD) standards.

–  Regular engagement with key external stakeholders, including tax authorities globally.

–  UBS’s transfer pricing comports with OECD standards wherever OECD standards are relevant. UBS will implement processes to fully comply with OECD Pillar 2 rules once they enter into force in Switzerland in 2024, and earlier for early adopting countries.

Achieved

Digitalization	– Deliver on Leveling up Tech to transform technology from an enabler to a differentiator and drive the implementation of firm-wide innovation approach, guided, supported and coordinated by UBS Next.

–  Continued execution of the Leveling Up strategy:

–  Approximately 18,500 people transitioned to Agile@UBS and DORA metrics implementation to measure teams’ efficiency.

–  Engineering ratio up to 68% with defined learning journeys for upskilling and hiring strategy.

–  Ten digital principles embedded with ongoing assessment of application against them and approximately 70% tech investments moved from long lasting programs to products with regular delivery.

–  75,000 legacy technology components have been eliminated.

–  Achieved our cloud strategy with 65% on cloud (60/40 split between public and private cloud respectively).

–  DevCloud -> 1 main dev toolchain.

–  Introduced BigPanda for more efficient issue identification and service recovery using AI.

–  Expanded UBS Next to a firm-wide venture and innovation unit with four new investments during 2022.

On track

–  Enable digital initiatives across and execute on the Group-wide ADA strategy by establishing appropriate governance and expertise to drive successful outcomes for our clients and the firm through data.

–  ADA: Defined a strategy to provide the capabilities and expertise needed to bring AI, Data and Analytics at UBS to the next level.

–  Digital assets: Defined a strategy to develop digital asset solutions that ultimately will benefit our clients.

–  Digital journey: Supporting the Business Divisions and Group Functions on their digital journey, developing modern and digital solutions which make an impact to our clients and business, to enable further growth.

–  Innovation: Biggest Hackathon event ever with approximately 1,000 participants and Digital Week organized for all Business Divisions and Group Functions.

On track

1 Over the cycle.

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Objectives 2023

Sustainability and impact

To implement our sustainability and impact strategy, we have defined firm-wide mid- and long-term goals. The following 2023 objectives are aligned to these mid- and long-term goals.

›	Refer to “Our goals and progress” in the “Strategy” section of this report for an overview of our goals

Material GRI topics	Objectives 2023

GRI 302: Energy;	Net zero

GRI 305: Emissions;	– Progress on UBS net-zero ambitions for scopes 1 and 2 and execute on plan for scope 3 emissions:

GRI 201: Economic Performance;	– Target net scope 1 and 2 emissions of 12ktCO2eq.

GRI 308: Supplier Environmental Assessment; FS Product Portfolio; FS Active Ownership; FS Audit

–  Maintain 100% renewable electricity according to RE100 commitment.

–  Reduce energy consumption in UBS buildings from 2020 baseline by 15%.

–  60% of GHG key vendors report related carbon emissions and establish net-zero aligned targets.

–  Asset Management: Launch new climate focused products across traditional and alternative asset classes.

–  UBS Optimus Foundation’s share of the Environment & Climate portfolio contributing to climate mitigation and GHG emission reduction to reach 75%.

–  Strengthen net-zero operating model for financing activities.

FS Product Portfolio; GRI 405: Diversity and Equal Opportunity

Philanthropy

–  Deliver UBS social impact strategy through reaching USD 1 billion in donations by 2025, and 25 million UBS Optimus Foundation beneficiaries. For year 2023; USD 525 million cumulated philanthropic donations since 2021.

–  Support 1.5 million young people and adults to learn and develop skills through our community impact activities (2022–2025). For year 2023, 380,000 young people and adults supported to learn and develop skills.

GRI 405: Diversity and Equal	Inclusive growth

Opportunity;	– Progress on our DE&I ambition and inclusive growth plans.

GRI 406: Non-Discrimination:	– Continue progress towards the 2025 aspiration to increase the global female representation at Director level and above to 30%.

GRI 414: Supplier Social Assessment	– Continue progress towards the 2025 aspirations to have a 26% ethnic minority representation at Director level and above in the US and in the UK, including a Black aspiration of 4% in the UK.

– Continue focus on our employee strategy with emphasis on building a culture of belonging, including leadership and line manager training.

– Continue to build our disability inclusive practices and support our physical and digital accessibility.

– 70% of spend in deals over USD 1 million are undertaken with vendors that have an adequately high ESG rating.

FS Product Portfolio; FS Active Ownership; FS Audit	– Maintain leading sustainability disclosures and ESG ratings for transparency towards our investors and other stakeholders.

GRI 401: Employment; GRI 201: Economic Performance; FS Product Portfolio; FS Active Ownership	Educate and engage – Drive employee engagement, education and deepen understanding of sustainability strategy and capabilities to address clients/stakeholder need.

Sustainability Report 2022 | Appendix 5 | Other	151

Material GRI topics	Objectives 2023

FS Product Portfolio;	Sustainable products

FS Active Ownership;	– Assist our financing clients with their transition to a low-carbon economy:

GRI 201: Economic Performance	– Underwrite 100 GSSS+ bonds.[3]

– Facilitate one public and one private equity raise with active climate contributions.

1 Only donations or investments, which can be linked to measurable impact and our Philanthropy team’s active involvement are considered. This includes donations raised by UBS Optimus Foundation, the UBS UK Donor-Advised Foundation, the UBS Philanthropy Foundation in Switzerland, investments to social finance products (such as a pioneering blended-finance initiative investing in SDG-aligned outcomes-based programs), and the UBS Global Visionaries.    2 Through UBS Optimus Foundation activities only.    3 Includes green, social, sustainability and sustainability-linked bonds.

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Other GRI-relevant areas

Material GRI topics	Objectives 2023

GRI 201: Economic Performance	Financial targets

– 15–18% return on CET1 capital (RoCET1) .

– 70–73% cost-income ratio.

– 10–15% profit before tax growth in Global Wealth Management.[1]

GRI 205: Anti-corruption	– Ongoing delivery of alignment opportunities between financial crime and ESG risk management frameworks.

GRI 401: Employment	– Continuously empower our employees to drive our client promise, focus on our strategic imperatives and strengthen our culture with the firm’s purpose at the center of everything we do.

–  Continue to be an employer of choice. Foster internal mobility and offer our employees opportunities to build long and satisfying careers at UBS. Develop employees and leaders to further build our diverse and inclusive culture with a relentless focus on collaboration.

– Motivate, inspire and empower our diverse workforce through effective people-management practices and continuous employee appreciation.

– Continue our agile transformation. Upskill employees in agile practices for teams to deliver value quickly and reliably in an aligned way of working.

GRI 404: Training and Education	– Foster our systematic talent management approach to develop and retain people with the capabilities and commitment needed to power current and future success.

– Build a robust talent and future-leader pipeline for a purpose-driven organization.

– Emphasize future-skills development, including digital literacy and agile working practices.

– Support ongoing personal growth with emphasis on employee resilience and health and well-being for all employees.

–  Sustain our high-performance culture with a performance management approach that is easy to understand, with specific goals, regular feedback, transparent reviews, and with a clear link to reward/recognition.

–  Ensure that our leaders have the resources to live up to our purpose, embrace an agile mindset and the UBS culture, are empowered (and empower others) to create impact and growth in an age of agile and digital transformation.

Client experience	Client needs

– Ensure a personalized, relevant, timely and seamless processing of client requests by coaching, supporting and giving guidance to client servicing units.

– Develop and implement a BOT to provide Subject Matter Experts directly with relevant client feedback to be included into the development of products and processes according to client needs.

Commercial aspirations

– Make progress toward our aspiration of more than USD 6 trillion invested assets across Global Wealth Management, Asset Management and Personal & Corporate Banking.

– More than 5% growth in net new fee-generating assets of Global Wealth Management.[1]

GRI 417: Marketing and Labeling	Suitability

– Continue implementation of regulatory sustainability framework changes in jurisdictions where UBS operates.

– Further enhance control framework regarding ESG including “green washing” controls.

– Additional training and awareness on sustainable investing topics for UBS staff.

– Enhance product governance in relation to sustainable investing products and services.

GRI 206: Anti-competitive Behavior; GRI 418: Customer Privacy	– Promote and maintain an effectively designed and operating conduct risk framework that supports a holistic and actionable assessment of the firm’s exposure to conduct risk.

GRI 207: Tax	– Engage with external stakeholders on the topic of tax.

– Ensure sustainable compliance with international tax norms: full compliance of UBS’s applicable cross-border transfer pricing arrangements with the OECD standards.

Sustainability Report 2022 | Appendix 5 | Other	153

Material GRI topics	Objectives 2023

Digitalization	– Continue delivering on our technology strategy from an enabler to a differentiator and drive firm-wide innovation with UBS Next.

– Support the delivery of digital initiatives across all Business Divisions and Group Functions.

– Execute on the ADA Group-wide strategy by establishing a center of expertise that bring together capabilities, resources and knowledge to drive successful outcomes for the firm through data.

– Drive the Digital Assets strategy by (i) implementing the operating model and governance, and (ii) delivering on core strategic priorities and risk-controlled experiments.

1 Over the cycle.

Sustainability Report 2022 | Appendix 5 | Other	154

EU Non-financial disclosures

Risk evaluation

Pursuant to the requirements of the German law implementing EU directive 2014/95 on non-financial disclosures (CSR-Richtlinie-Umsetzungsgesetz, or CSR-RUG), this section includes an evaluation of the risks that have a high probability of potential negative impacts upon the “aspects” covered by said law.

Developments in sustainability, climate, environmental and social standards and regulations may affect our business and impact our ability to fully realize our goals. We have set ambitious goals for environmental, social and governance (ESG) matters. These goals include our ambitions for environmental sustainability in our operations, including carbon emissions, in the business we do with clients and in products that we offer. They also include goals or ambitions for diversity in our workforce and supply chain, and support for the United Nations Sustainable Development Goals. There is substantial uncertainty as to the scope of actions that may be required of us, governments and others to achieve the goals we have set, and many of our goals and objectives are only achievable with a combination of government and private action. National and international standards and expectations, industry and scientific practices, and regulatory taxonomies and disclosure obligations addressing these matters are relatively immature and are rapidly evolving. In many cases, goals and standards are defined at a high level and can be subject to different interpretations. In addition, there are significant limitations in the data available to measure our climate and other goals. Although we have defined and disclosed our goals based on the standards existing at the time of disclosure, there can be no assurance (i) that the various ESG regulatory and disclosure regimes under which we operate will not come into conflict with one another, (ii) that the current standards will not be interpreted differently than our understanding or change in a manner that substantially increases the cost or effort for us to achieve such goals or (iii) that additional data or methods, whether voluntary or required by regulation, may substantially change our calculation of our goals and aspirations. It is possible that such goals may prove to be considerably more difficult or even impossible to achieve. The evolving standards may also require us to substantially change the stated goals and ambitions. If we are not able to achieve the goals we have set, or can only do so at significant expense to our business, we may fail to meet regulatory expectations, incur damage to our reputation or be exposed to an increased risk of litigation or other adverse action.

While ESG regulatory regimes and international standards are being developed, including to require consideration of ESG risks in investment decisions, some jurisdictions, notably in the US, have developed rules restricting the consideration of ESG factors in investment and business decisions. Under these anti-ESG rules, companies that are perceived as boycotting or discriminating against certain industries may be restricted from doing business with certain governmental entities. Our businesses may be adversely affected if UBS is considered as discriminating against companies based on ESG considerations, or if further anti-ESG rules are developed or broadened.

A major focus of US and other countries’ governmental policies relating to financial institutions in recent years has been on fighting money laundering and terrorist financing. We are required to maintain effective policies, procedures and controls to detect, prevent and report money laundering and terrorist financing, and to verify the identity of our clients under the laws of many of the countries in which we operate. We are also subject to laws and regulations related to corrupt and illegal payments to government officials by others, such as the US Foreign Corrupt Practices Act and the UK Bribery Act. We have implemented policies, procedures and internal controls that are designed to comply with such laws and regulations. Notwithstanding this, US regulators have found deficiencies in the design and operation of anti-money laundering programs in our US operations. We have undertaken a significant program to address these regulatory findings with the objective of fully meeting regulatory expectations for our programs. Failure to maintain and implement adequate programs to combat money laundering, terrorist financing and corruption, or any failure of our programs in these areas, could have serious consequences both from legal enforcement action and from damage to our reputation. Frequent changes in sanctions imposed and increasingly complex sanctions imposed on countries, entities and individuals, as exemplified by the breadth and scope of the sanctions imposed in relation to the Russia-Ukraine war, increase our cost of monitoring and complying with sanctions requirements and increase the risk that we will not identify in a timely manner client activity that is subject to a sanction.

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The financial services industry is characterized by intense competition, continuous innovation, restrictive, detailed and sometimes fragmented regulation and ongoing consolidation. We face competition at the level of local markets and individual business lines, and from global financial institutions that are comparable to us in their size and breadth, as well as competition from new technology-based market entrants, which may not be subject to the same level of regulation. Barriers to entry in individual markets and pricing levels are being eroded by new technology. We expect these trends to continue and competition to increase. Our competitive strength and market position could be eroded if we are unable to identify market trends and developments, do not respond to such trends and developments by devising and implementing adequate business strategies, do not adequately develop or update our technology including our digital channels and tools, or are unable to attract or retain the qualified people needed.

The amount and structure of our employee compensation is affected not only by our business results, but also by competitive factors and regulatory considerations.

In response to the demands of various stakeholders, including regulatory authorities and shareholders, and in order to better align the interests of our staff with other stakeholders, we have increased average deferral periods for stock awards, expanded forfeiture provisions and, to a more limited extent, introduced clawback provisions for certain awards linked to business performance. We have also introduced individual caps on the proportion of fixed to variable pay for the Group Executive Board (GEB) members, as well as certain other employees.

›	Refer to the “Risk factors” and “Regulation and legal developments” sections of our Annual Report 2022 for more information

Sustainability Report 2022 | Appendix 5 | Other	156

Non-financial disclosures in accordance with the German law implementing EU directive 2014/95

This Sustainability Report and our Annual Report 2022 also include our firm’s disclosures of non-financial information required by the German law implementing EU directive 2014/95 (CSR-Richtlinie-Umsetzungsgesetz, or CSR-RUG). These disclosures can be found in the sections and the pages indicated below. Due to the differing materiality requirements of the Global Reporting Initiative (GRI) standards and of CSR-RUG, the material topics listed in the CSR-RUG index are limited to the matters (“Belange”) addressed by CSR-RUG. All references to our Annual Report 2022 references to the combined UBS Group AG and UBS AG Annual Report 2022 available at ubs.com/investors.

	Section in Sustainability Report 2022 (SR 2022) / Annual Report 2022 (AR 2022)	Page(s)

About this report (including framework)	About this report	SR 2022 / 7

Description of the business model	Our strategy, business model and environment Our sustainability and impact strategy	AR 2022 / 15–66 SR 2022 / 8–10

Material risks	Risk evaluation	SR 2022 / 155–156

Non-financial aspects	Section in Sustainability Report 2022 (SR) / Annual Report 2022 (AR)	Page(s)

Broad thematic issues affecting all non-financial aspects

–  Our focus on sustainability and climate

–  Sustainability and climate risk

–  The importance of sustainability to UBS

–  Governance

–  Key policies and principles

–  Our approach to sustainable finance

–  UBS Sustainability objectives and achievements 2022 and objectives 2023

AR 2022 / 43–50 AR 2022 / 122–129 SR 2022 / 4–5 SR 2022 / 20–22 SR 2022 / 104–105 SR 2022 / 11–19 SR 2022 / 145–154

Environmental and human rights matters (Material topics: Climate and nature; Social impact and human rights; Sustainable finance)

–  Society

–  Our sustainability and impact strategy

–  Supporting our strategy – our stakeholder engagement / vendors

–  Managing our supply chain responsibly

–  Environment

–  Our sustainability and climate risk policy framework

–  Inclusive growth

–  Driving social impact

–  Respecting human rights

–  Reducing our environmental footprint – additional information

AR 2022 / 41–42 SR 2022 / 8–10 SR 2022 / 86 SR 2022 / 74–75 SR 2022 / 23–61 SR 2022 / 93–99 SR 2022 / 76–77 SR 2022 / 70–72 SR 2022 / 73 SR 2022 / 122–128

Social and employee matters (Employees)	– Our sustainability and impact strategy – People and culture make the difference	SR 2022 / 8–10 SR 2022 / 63–69

Anti-corruption and bribery matters (Combating financial crime as a subtopic of Regulatory compliance)	– Combating financial crime – Financial crime prevention	SR 2022 / 100–101 AR 2022 / 51

Sustainability Report 2022 | Appendix 5 | Other	157

Information on UBS AG and UBS Europe SE pursuant to Art. 8 of the EU Taxonomy Regulation

The European Commission has set out the EU Taxonomy classification system through the adoption of the Delegated Act of EU Taxonomy Regulation 2020/852. Article 8 of that Regulation requires entities, that are subject to Directive 2014/95/EU, the Non-financial Reporting Directive (the NFRD), to provide information to investors about the environmental performance of their assets and their economic activities with other counterparties subject to NFRD reporting. Under these regulations, UBS AG is required to provide information on a standalone basis, and UBS Europe SE on a consolidated basis on taxonomy-eligible activities, alongside other qualitative information. The 2021 reporting period was the first reporting period for UBS AG and UBS Europe SE to disclose information, leveraging industry representation codes to determine taxonomy-eligible activities. Starting from the 2022 reporting period, UBS AG and UBS Europe SE are required to use the most recently available information disclosed by investees or counterparties for their eligibility reporting. Eligible activities are economic activities as described in the relevant delegated acts of the EU Taxonomy irrespective of whether that activity meets any of the technical screening criteria. Various exclusions apply, with the following excluded from the numerator in the eligibility calculation:

–	trading assets (also excluded from the denominator in the eligibility calculation);

–	assets with governments, central banks and supranationals (also excluded from the denominator in the eligibility calculation);

–	derivatives and cash collateral receivables on derivative instruments;

–	on-demand interbank loans;

–	cash and cash-related assets; and

–	non-financial assets.

Exposures to and investments in undertakings not subject to NFRD reporting, whether or not established in the EU, are excluded from the taxonomy-eligibility calculation and presented separately.

2022 reporting covers activities related to climate mitigation and climate adaptation objectives. In future years, enhanced disclosures will be required and will consider additional environmental objectives and technical screening criteria. Business strategy, product design and client engagement efforts will also be considered further in future years in line with regulatory requirements and other considerations as sustainable finance markets continue to develop.

In compliance with EU Taxonomy Regulation 2020/852 and associated delegated acts, the total assets of UBS AG and UBS Europe SE presented in the table below have been calculated based on International Financial Reporting Standards (IFRS) and attributed to the taxonomy-eligible activities based on publicly reported information related to investees and counterparties subject to NFRD reporting.

The disclosure has been prepared on a best-efforts basis, using the following key assumptions:

–

all counterparties and investees domiciled in the EU meet the definition of a large undertaking as per Directive 2013/34/EU of the European Parliament and of the Council to be within the scope of NFRD reporting, except entities within certain industry groups that, according to the judgment exercised and supported by empirical evidence, are considered not to be within the scope of NFRD reporting (e.g., hedge funds, collective investment schemes, etc.);

–	non-EU domiciled counterparties and investees are not subject to NFRD reporting;

–	determination of taxonomy-eligible activities is based on the Turnover KPIs reported by non-financial counterparties or investees and asset KPIs reported by financial counterparties or investees

–

where the NFRD counterparty or investee has satisfied its disclosure obligation under Art. 8 of the EU Taxonomy Regulation by relying on its parent’s disclosures under that same directive, that parent’s KPIs were used in the calculation of taxonomy eligibility presented in the table below; and

–

exposures to households, representing residential mortgages, have been considered as taxonomy-eligible irrespective of the jurisdiction of the underlying contract or the location of the residential property.

Sustainability Report 2022 | Appendix 5 | Other	158

With the ongoing implementation of EU Taxonomy Regulation 2020/852 and development of market practices, the availability and quality of information is expected to improve. This may affect the basis of preparation and result in refinements in future period disclosures.

Information pursuant to Art. 8 of the EU Taxonomy Regulation

	UBS AG (standalone)		UBS Europe SE (consolidated)
USD m	31.12.22	in %	31.12.22	in %
Assets related to counterparties subject to an EU Taxonomy eligibility assessment[1]	14,557	3	4,847	15
of which: assets associated with taxonomy eligible activities[2]	3,607	1	369	1
of which: assets not associated with taxonomy eligible activities	10,949	2	4,478	14
Assets related to counterparties not subject to an EU Taxonomy eligibility assessment	456,502	97	28,146	85
of which: other financial assets not subject to NFRD reporting[1]	255,592[3]	54	7,284	22
of which: derivatives and cash collateral receivables on derivative instruments	181,081	38	18,755	57
of which: on-demand interbank loans	8,340	2	1,276	4
of which: cash and cash-related assets	1	0	0	0
of which: non-financial assets	11,488	2	831	3
Total covered assets	471,059	100	32,993	100
Trading assets[4,5]	90,515		2,289
Assets with governments, central banks and supranationals[6]	99,390[7]		16,062[8]
Total assets[9]	660,963		51,343

1 Includes Loans and advances to banks on time, Receivables from securities financing transactions measured at amortized cost, Loans and advances to customers, Other financial assets measured at amortized cost, Brokerage receivables, Financial assets at fair value not held for trading, Financial assets measured at fair value through other comprehensive income, and Investments in subsidiaries and associates, but for all excluding assets with governments, central banks and supranationals.    2 Includes residential mortgages to private persons of USD 3.2bn and USD 0.1bn in UBS AG and UBS Europe SE respectively.     3 Includes USD 138.7bn of financial assets with other UBS Group entities.    4 Excluding trading assets with governments, central banks and supranationals.    5 Represents for UBS AG 14% of total assets and for UBS Europe SE 4% of total assets respectively.    6 Represents for UBS AG 15% of total assets and for UBS Europe SE 31% of total assets respectively.    7 Of which USD 48.7bn with central banks.    8 Of which USD 0.0bn with the European Central Bank.    9 Excludes allowances for expected credit losses with respect to non-performin loans.

A significant proportion of the total assets of both entities are transacted with counterparties and investees that are assumed to not be subject to NFRD reporting as they are not domiciled in the EU or due to the nature of their underlying business activity, such as Global Wealth Management Lombard lending to private individuals. In addition, due to the significant Group Treasury and Investment Bank activities in UBS AG and UBS Europe SE, most assets are within categories that are excluded from taxonomy eligibility assessments (e.g., derivatives, trading assets, etc.).

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Additional UBS Europe SE Considerations for sustainability and climate management

UBS Europe SE is a significant entity of UBS Group. Therefore, UBS Group’s management of sustainability and climate risks and related risk assessments implicitly cover UBS Europe SE’s portfolios. In addition, UBS Europe SE maintains an explicit management and assessment of sustainability and climate risks. This includes a tailored risk strategy and business strategy, review of the UBS net-zero commitment, as well as dedicated materiality assessments and stress testing with respect to sustainability and climate risks.

Strategy & Business Planning

Pursuant to the German Banking Act in connection with the European Banking Authority guidelines on Internal Governance and the Minimum Requirements for Risk Management (MaRisk) published by the Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht – BaFin), UBS Europe SE manages a robust and durable business strategy. The business strategy sets targets for all important business activities and defines the measures required to achieve these targets, which are updated at least on an annual basis. Some of these targets and measures consider sustainability and climate risks. Sustainability and climate risks are also included in the risk strategy where a risk appetite statement for these risks is defined.

Net zero and UBS Europe SE

As part of the UBS Group, UBS Europe SE is fully committed to supporting the goals of the Paris Agreement, which includes aligning our own operations and business activities with the pathway of a five-step net-zero plan to: (i) measure carbon emissions; (ii) define a roadmap and set targets; (iii) reduce climate impact; (iv) finance climate action and support the transition of our clients; and (v) communicate and engage. These ambitions, activities and related targets are coordinated at the UBS Group level, and then reviewed from a UBS Europe SE materiality perspective.

Climate risk scenario analysis and stress testing

UBS Europe SE has participated in the ECB supervisory climate risk stress test, which assesses how prepared banks are for dealing with financial and macroeconomic shocks stemming from climate risk. The exercise was conducted in the first half of 2022. The results indicated low exposure to corporate counterparties in high-risk sectors.

UBS Europe SE’s internal climate risk scenario analysis and stress testing capabilities are currently being developed aligned to UBS Group. UBS is developing a climate risk scenario analysis and stress testing framework, which includes the development of internal climate risk scenarios covering transition and physical risks. Further, UBS Group is in the process of developing corresponding climate risk models for major risk types including credit risks and non-financial risks. This will allow risk assessments across different severities of climate change and time horizons.

Currently, UBS Europe SE assesses climate risk in an internal capital adequacy assessment process (ICAAP)-related annual sensitivity assessment. This assessment covers most relevant credit risks in the ICAAP economic perspective. It is based on the heatmaps for physical and transition risks that primarily focus on sectoral vulnerabilities.

Overall, the credit risk sensitivity assessment as well as the results from the ECB supervisory climate risk stress test indicate a low sensitivity to climate risk and therefore a low relevance for UBS Europe SE’s risk profile and business model.

Materiality assessment

UBS Europe SE considers sustainability and climate risk as part of the regular risk identification process that feeds into the Risk Strategy. This includes an evaluation whether SCR has a material impact on other risk categories. For example, this assessment leverages results from the credit risk sensitivity analysis. Based on these evaluations, SCR is currently assessed as not material after consideration of mitigating measures (see section UBS management of sustainability and climate risks). This indicates a low relevance for UBS Europe SE’s risk profile and business model.

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Independent assurance report

Ernst & Young Ltd
Aeschengraben 9
P.O. Box
CH-4002 Basel

Phone +41 58 286 86 86
www.ey.com/ch

To the Management of
UBS Group AG, Zurich

Basel, 3 March 2023

Independent assurance on certain sustainability metrics and information for the year ended 31 December 2022

Scope

EY was engaged by UBS Group AG (the 'Group' or 'UBS') to perform assurance engagements, as defined by International Standards on Assurance Engagements, here after referred to as the engagement, in respect of certain sustainability metrics and information (the 'Subject Matter') presented in the Group's Sustainability Report 2022, Supplemental Information to the Sustainability Report 2022, and the Annual Report 2022 (collectively referred to as 'the Reports'). Specifically, for the following Subject Matter EY was engaged to provide:

- limited assurance on the part of the Subject Matter on sustainability metrics and information as referenced in the Group's GRI (Global Reporting Initiative) Content Index;
- limited assurance over the part of the Subject Matter identified in Appendix A; and
- reasonable assurance over the part of the Subject Matter identified in Appendix B.

Other than as described in the preceding paragraph, which sets out the scope of our engagement, we did not perform assurance procedures on the remaining information included in the Reports, and accordingly, we do not express an opinion or conclusion on this information.

Criteria applied by the Group

In preparing the Subject Matter, the Group applied GRI Standards (a summary of the standards is presented on the GRI homepage) and the definitions and methods as defined in the '2022 Basis of Reporting' document (within Appendix 5 of the Sustainability Report 2022) (collectively, the 'Criteria'). The '2022 Basis of Reporting' has been used as the Criteria against which to evaluate the Subject Matter identified in Appendices A and B, unless relevant GRI Standards are indicated (see Appendix B). The Criteria were specifically designed for the preparation of the Reports. As a result, the Subject Matter may not be suitable for other purposes.

The Group's responsibilities

Management is responsible for selecting the Criteria, and for presenting the Subject Matter in accordance with the Criteria, in all material respects. This responsibility includes establishing and maintaining internal controls, maintaining adequate records, and making estimates that are relevant to the preparation of the Subject Matter, such that it is free from material misstatement, whether due to fraud or error.

EY's responsibilities

Limited assurance

Our responsibility is to express a limited assurance conclusion on the presentation of the Subject Matter on sustainability metrics and information as referenced in the Group's GRI Content Index and identified in Appendix A, based on the evidence we have obtained.

Reasonable assurance

Our responsibility is to express a reasonable assurance opinion on the presentation of the Subject Matter identified in Appendix B, based on the evidence we have obtained.

Sustainability Report 2022 | Appendix 5 | Other	161

We conducted our engagement in accordance with the *International Standard for Assurance Engagements Other Than Audits or Reviews of Historical Financial Information ('ISAE 3000')*. This standard requires that we plan and perform this engagement to obtain limited or reasonable assurance as stated above about whether the Subject Matter in the Reports are free from material misstatement, whether due to fraud or error.

Our Independence and Quality Control

We have complied with the independence and other ethical requirements of the International Ethics Standards Board for Accountants' *International Code of Ethics for Professional Accountants* (including *International Independence Standards*) (IESBA Code). which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behavior.

Our firm applies the International Standard on Quality Control 1, *Quality Control for Firms that Perform Audits and Reviews of Financial Statements, and Other Assurance and Related Services Engagements*, and accordingly maintains a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Our approach

Limited assurance

The procedures performed in a limited assurance engagement in accordance with ISAE 3000 on the Subject Matter on sustainability metrics and information as referenced in the Group's GRI Content Index and identified in Appendix A, vary in nature and timing from, and are less in scope than a reasonable assurance engagement. Consequently, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had we performed a reasonable assurance engagement.

Reasonable assurance
A reasonable assurance engagement in accordance with ISAE 3000 involves performing procedures to obtain evidence about the Subject Matter identified in Appendix B. The procedures selected depend on the practitioner's judgment, including the assessment of the risks of material misstatement, whether due to fraud or error, in the Subject Matter identified in Appendix B. In making those risk assessments, we considered internal control relevant to the Group's preparation of the Subject Matter identified in Appendix B.

Although we considered the effectiveness of management's internal control when determining the nature and extent of our procedures, our limited assurance engagement nor our reasonable assurance engagement were designed to provide assurance on internal control. Our reasonable assurance procedures included the identification of controls, but did not include testing controls or performing procedures relating to checking aggregation or calculation of data within IT systems.

Description of procedures performed

The procedures we performed were based on our professional judgement and included, but were not limited to:

- Conducting interviews with key personnel to understand the sustainability strategy and the process for determining material sustainability topics.
- Comparing material topics against key issues raised in stakeholder dialogues, areas of performance covered in external media reports and sustainability reports of UBS's peers.
- Evaluating the appropriateness of the Criteria used, their consistent application and related disclosures in the Reports.
- Conducting interviews with key personnel to understand the process for collecting, collating, and reporting the Subject Matter during the reporting period, including obtaining an understanding of internal control relevant to

Sustainability Report 2022 | Appendix 5 | Other	162

the engagement, but not for the purpose of expressing an opinion on the effectiveness of the Group's internal control.

- Undertaking analytical review procedures to support the reasonableness of the data and to identify areas of the Subject Matter with a higher risk of misleading or unbalanced information or material misstatements and obtaining an understanding of any explanations provided for significant variances.
- Evaluating the appropriateness of related metrics within the Reports and the consistency of the Subject Matter presented across the Reports.
- Our procedures over the Subject Matter for which we provided reasonable assurance additionally included, but were not limited to:
    - Performed process walkthroughs to obtain and understanding of Management's reporting processes, including Management's internal control framework and guidelines.
    - Selecting key items and representative samples based on statistical sampling methodology and agreeing to source information to test the accuracy and completeness of the data, including the correct filtering and mapping of data based on the underlying Criteria.

Our procedures did not include testing the accuracy of the externally published input data provided by third parties.

Inherent limitations

Due to a lack of standardization regarding the measurement of the Subject Matter, different, but acceptable approaches are emerging in the market which can affect comparability between entities and over time. In addition, there is a lack of high-quality data in certain areas which can further impact how the Subject Matter is measured. Significant assumptions and limitations are laid out in more detail in the '2022 Basis of Reporting' document.

Our conclusion and our opinion

Conclusion – limited assurance

Based on the procedures performed and the evidence obtained, nothing has come to our attention that causes us to believe that the Subject Matter on sustainability metrics and information as referenced in the Group's GRI Content Index and identified in Appendix A for the year ended 31 December 2022 has not been prepared, in all material respects, in accordance with the applicable Criteria.

Opinion – reasonable assurance

In our opinion, the Subject Matter identified in Appendix B for the year ended 31 December 2022 is presented, in all material respects, in accordance with the applicable Criteria.

Restricted use

This assurance report is intended solely to inform Management about the result of the assurance engagement. Consequently, it may not be suitable for any other purpose than the aforementioned.

Ernst & Young Ltd.

Maurice McCormick	Eveline Hunziker
Partner	Partner

Sustainability Report 2022 | Appendix 5 | Other	163

Building a better working world

Appendix A

Subject Matter covered by our limited assurance engagement	
Graph "2022 sustainable finance in numbers"	Global Wealth Management clients' Discretionary Assets aligned to SI Strategic Asset Allocation (USD billion)
	Global Wealth Management clients' SDG-related Impact Commitments and Invested Assets (USD billion)
	SI share of asset under custody in Personal Banking (%)
	Net New Sustainable Investments in Personal Banking (%)
	Share of corporate engagements on climate topics with progress against pre-set objectives (%)
Text "Leading by example"	Green, social and sustainability labelled bonds in the Treasury asset portfolios (USD billion)
Text "Financing a sustainable future"	Number of green, social, sustainability, and sustainability-linked (GSSS) bond deals
	Total deal value of green, social, sustainability, and sustainability-linked bond deals (USD billion)
Table "Key climate- and nature-related achievements"	Companies actively engaged on climate topics
Text "Stewardship / voting rights"	Companies actively engaged on ESG topics
Table "Climate-related metrics 2022"	Total exposure to nature-related risks (USD billion)
	Proportion of total customer lending exposure, gross (%)
	Weighted average carbon intensity - active equity assets (in metric tons CO_2e per USD million of revenue)
	% AuM weighted average carbon intensity below benchmark (active equity)
	Weighted average carbon intensity - active fixed income assets (in metric tons CO_2e per USD million of revenue)
	% AuM weighted average carbon intensity below benchmark (active fixed income)
	Weighted average carbon intensity - indexed equity assets (in metric tons CO_2e per USD million of revenue)
	Weighted average carbon intensity - indexed fixed income assets (in metric tons CO_2e per USD million of revenue)
	Weighted average carbon intensity - Direct Real Estate (in metric tons CO_2e per square meter)
	Residential real estate (scopes 1 and 2 kg CO_2e/m^2)
	Commercial real estate (scopes 1 and 2 kg CO_2e/m^2)
	Fossil fuels (scopes 1, 2 and 3 t CO_2e, baseline 2020 indexed as 100)
	Power generation (scopes 1, 2 and 3 kg CO_2e/MWh)
	Cement (scopes 1 and 2 t CO_2e/t of cementitious)
	Financed emissions - Estimated total for non-financial corporates and real estate mortgages (mt CO_2e)
Text "ESG integration and exclusion"	ESG integration and exclusion assets under management (USD billion)
	ESG integration assets under management (USD billion)
	Exclusion assets under management (USD billion)
Graph "Climate risk heatmap (transition risk)"	Exposure to climate-sensitive sectors, transition risk, breakdown by sector (USD billion)
	Exposure to climate-sensitive sectors, transition risk, breakdown by risk category (USD billion)
Graph "Climate risk heatmap (physical risk)"	Exposure to climate-sensitive sectors, physical risk, breakdown by sector and geographic (country) scores (USD billion)
	Exposure to climate-sensitive sectors, physical risk, breakdown by risk category (USD billion)

Sustainability Report 2022 | Appendix 5 | Other	164

EY Building a better working world

Appendix B

Subject Matter covered by our reasonable assurance engagement	
Table "Sustainable investments"	Total sustainable investments assets under management (USD billion)
	Sustainability focus assets under management (USD billion)
	Impact investing assets under management (USD billion)
	Sustainable investments proportion of total invested assets (%)
Table "Climate-related metrics 2022"	Carbon-related assets (USD billion) of which: UBS AG of which: UBS Switzerland AG of which: UBS Europe SE Proportion of total customer lending exposure, gross (%)
	Total exposure to climate-sensitive sectors, transition risk (USD billion) of which: UBS AG of which: UBS Switzerland AG of which: UBS Europe SE Proportion of total customer lending exposure, gross (%)
	Total exposure to climate-sensitive sectors, physical risk (USD billion) of which: UBS AG of which: UBS Switzerland AG of which: UBS Europe SE Proportion of total customer lending exposure, gross (%)
	Number of green, sustainability, and sustainability-linked bond deals
	Total deal value of green, sustainability, and sustainability-linked bond deals (USD billion) UBS apportioned deal value of above (USD billion)
	Number of climate-related resolutions voted upon Proportion of supported climate-related resolutions (%)
	Net GHG footprint (1,000 metric tons CO_2e) (Criteria is GRI 305, reported as of the year ended 30 June 2022) Change from baseline 2004 (%) (Criteria is GRI 305, reported as of the year ended 30 June 2022)
	Share of renewable electricity (%) (Criteria is GRI 302, reported as of the year ended 30 June 2022)

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Basis of Reporting

Sustainable investments

Theme	Sustainable products

Metric(s)	–	Total sustainable investments assets under management (USD billion)
	–	Sustainability focus assets under management (USD billion)
	–	Impact investing assets under management (USD billion)
	–	Sustainable investments proportion of total invested assets (%)

Definition and method – overall	Sustainable investment (SI) focuses on investment decisions that seek to make a difference while generating competitive financial returns.

Accordingly, UBS’s sustainable investment products exhibit a defined and explicit intention to align with or contribute to sustainability-related objectives, while targeting market-rate financial returns. UBS’s Sustainable Investments Assets Under Management are defined as the sum of AuM in the following two categories:

	–	Sustainability Focus: investment strategies that have explicit sustainable intentions or objectives that drive the strategy. Underlying investments may contribute to positive sustainability outcomes through products / services / use of proceeds. Targeting market-rate investment returns.
	–	Impact Investing: investment strategies that have an explicit intention to generate measurable, verifiable, positive sustainability outcomes. Impact generated is attributable to investor action and/or contribution. Targeting market-rate investment returns.
Sustainability objectives or outcomes may include, but are not limited to, the UN Sustainable Developments Goals (SDGs) as identified in the United Nations’ 2030 Agenda for Sustainable Development.

At a Group level, UBS has established a high-level framework to classify sustainable investment products. It is designed to ensure a consistent approach to product development and marketing across the different investment businesses of UBS. The high-level character of this Group framework is reflective of i) the need to cover and be compatible with different regional regulatory regimes as well as ii) UBS’s diversified business model.

Definition and method – Asset Management	In designating any specific investment fund or mandate as sustainable, the below two-step identification / classification process is followed. This is applied to new product onboardings as well as changes to existing classifications.

	–	Assignment of a specific Sustainable Investment classification to a product by the Product Manager (for funds) or Customer Relationship Manager (CRM) (for mandates).
	–	Review of assigned classification for both funds and mandates by investment specialist (by asset class).
Criteria applied in determining whether an investment strategy for both funds and mandates qualifies as sustainability focus or impact investing include the following:

Sustainability Focus

	–	Certain exclusions (e.g., thermal coal-based power generation, controversial business activities) as per UBS Asset Management exclusions policy
	–	ESG risk (i.e., negative) screening incorporated into portfolio construction
	–	Promotion of positive sustainability characteristics
Impact Investing (in addition to Sustainability Focus criteria)

	–	Sustainability goals and investment universe of the strategy are currently linked to UN SDGs
	–	Strategy-specific voting and/or engagement intended to generate company and/or investor contribution
Taking into account ESG factors as part of the portfolio construction process is mandatory for Sustainability Focus and Impact strategies.

For UBS Asset Management’s approach to exclusions, please consider the UBS Asset Management Exclusion Policy.

Definition and method – Global Wealth Management	Investment products included by Global Wealth Management in UBS’s Sustainable Investment AuM include:
Mutual funds (e.g., UCITS) and Separately Managed Accounts (SMAs): In determining whether an investment fund qualifies as a sustainable investment, UBS Global Wealth Management’s Fund Investment Solutions and Investment Manager Analysis teams perform a detailed due diligence, with a focus on assessing the intentionality of the ESG criteria utilized in the investment process. The due diligence process involves ESG questionnaires and can include interviews with fund managers. The fund due diligence is designed to determine whether a fund strategy should be labeled as sustainability focus or impact investing. The fund must be approved via designated approval bodies within Global Wealth Management to obtain the SI / Impact product classification.

Private Market and Hedge Funds: In determining whether a hedge fund qualifies as a sustainable investment, UBS Global Wealth Management’s Global Alternative Investment Solutions team partners with our Chief Investment Office to assess the degree to which the fund manager systematically addresses sustainability and/or impact objectives across the investment process and the overall portfolio. Currently, Global Wealth Management only considers private market funds that meet the Impact Investing criteria (see below), while hedge fund investments are mostly classified as Sustainability Focus.

Direct Holdings of green, social, sustainability and sustainability-linked bonds, as well as of Multilateral Development Bank bonds: based on bond coverage by our Chief Investment Office with explicit use of proceeds, or issued by Multilateral Development Banks (MDBs).

For Impact Investing strategies only, the assessment process additionally considers whether an investment fund / strategy complies with our Chief Investment Office’s criteria for impact investments as specified in a dedicated governance document. The assessment can be conducted across asset classes; at the present time, only shareholder and bondholder engagement funds, private market funds and Multilateral Development Bank bonds are considered impact investments by Global Wealth Management.

›	Refer to the “Strategy” section of this report for more information about our firm’s investment approaches.

›

Please note that direct holdings of green, social, sustainability and sustainability-linked bonds are currently only included for clients of Global Wealth Management in the United States, mainly due to regulatory reasons.

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Global Wealth Management clients’ SDG-related impact commitments and invested assets

Theme	Sustainable products

Metric(s)	Global Wealth Management clients’ SDG-related impact commitments and invested assets (USD billion)

Definition and method	We monitor the GWM offering of impact investment options related to the UN Sustainability Development Goals (SDGs).

The metric is the sum (in USD billion) of:

100% of client commitment to Private Market Vehicles recognized as impact investments by the GWM Chief Investment Office (CIO) based on the CIO SI framework (ESG and beyond), and in alignment with the Operating Principles for Impact Management.

–   Impact private market vehicles are strategies that finance private companies with the aim to generate incremental measurable positive environmental and social impact, investable through fund structures or as co-investments / direct investments into companies.

Market value of investment funds, separately managed accounts and ETFs recognized as Impact investments by GWM CIO.

Change in market value of World Bank bonds (starting from 01 Jan 2017) and of Multilateral Development Bonds (starting from 01 Jan 2019).

Global Wealth Management clients’ discretionary assets aligned to SI Strategic Asset Allocation

Theme	Sustainable products

Metric(s)	Global Wealth Management clients’ discretionary assets aligned to SI Strategic Asset Allocation (USD billion)

Definition and method	The metric comprises the sum of assets under management (AuM) for GWM discretionary offerings aligned to SI Strategic Asset Allocation (SI SAA). For further details on SI SAA please see: Asset allocation models: Sustainable Investing Strategic Asset Allocations.

The metric is the sum (in USD billion) of the following products:

	–	UBS Manage SI mandates:
	–	UBS Manage [Sustainable Investing]
	–	UBS Manage Advanced [Sustainable Investing]
	–	UBS Manage Premium [Sustainable Investing]
For more information please see: UBS Discretionary Mandates

	–	UBS Asset Allocation Funds CIO SI SAA aligned. These are CIO SI SAA aligned funds which meet SI requirements as outlined in: Asset allocation models: Sustainable Investing Strategic Asset Allocations
	–	UBS Sustainable Investment Portfolio Separately Managed Accounts (SMAs) (US). Please refer to UBS Sustainable Investments Portfolios for more information

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Sustainable investment in Personal Banking

Theme	Sustainable products

Metric(s)	–	% SI share of assets under custody in Personal Banking
	–	% Net new sustainable investments in Personal Banking

Definition and method	–	The percentage represents the sum of Sustainable Investing related holdings (USD) of clients booked in Personal Banking in relation to the overall volume of Custody Account Assets in Personal Banking.
	–	The percentage represents the sum of Net New Sustainable Investments of clients booked in Personal Banking (USD) in relation to overall volume of Net New Investment Products in Personal Banking.
The metrics consider the following investment solutions as sustainable:

	–	100% of UBS Manage [SI]
	–	100% of UBS Manage Advanced [SI]
	–	50% of UBS Manage [Selection]
	–	100% of UBS Vitainvest Funds Sustainable
	–	100% of UBS Strategy Funds Sustainable
	–	100% of UBS SI Strategy Funds
UBS sustainable product information is found here: UBS Discretionary Mandates.

50% of UBS Manage [Selection] is a blended managed solution between UBS Manage SI and non-SI mandates. The overall share of sustainable investments is between 60–80% depending on the investment strategy. 50% is used for the metric based on a conservative assumption.

The metrics include the Personal Banking division within the Personal and Corporate business.

Green, social, sustainability and sustainability-linked (GSSS) bond deals

Theme	Sustainable products

Metric(s)	Total GSSS metrics

	–	Number of GSSS bond deals
	–	Total deal value of GSSS bond deals (USD billion)
Climate-related metrics

	–	Number of green, sustainability and sustainability-linked bond deals
	–	Total deal value of green, sustainability and sustainability-linked bond deals (USD billion)
	–	UBS apportioned deal value of green, sustainability and sustainability-linked bond deals (USD billion)

Definition and method	The bond deals are issued by UBS clients with the support of Global Banking. The climate-related metrics do not include social bonds.

The categorization of green, social, sustainability and sustainability-linked (GSSS) bonds is aligned with but not limited to the voluntary ICMA Green Bond Principles, ICMA Social Bond Principles, ICMA Sustainability Bond Guidelines, ICMA Sustainability-Linked Bond Principles (SLBP). The principles include a recommendation that the issuer appoints an external review provider to undertake an independent external review (e.g., Second Party Opinion – SPO). This is consistent with market practice.

The number of green, social, sustainability and sustainability-linked (GSSS) deals is defined as the sum of all bonds in line with the referenced ICMA Principles and guidelines, where UBS has a role (e.g., bookrunner, sustainability structuring advisor, coordinator). Dual tranche issuances with the same ESG labels are counted as one transaction, whereas dual tranche issuances with different ESG labels are counted as two transactions.

The Climate-related metrics follow a similar approach to the GSSS bonds. The metric categorization is aligned with but not limited to the ICMA Principles (excluding Social Bond Principles), with GSSS methodology applied to the volume and apportionment calculations.

The percentage for the calculation of UBS apportioned deal value is obtained from third-party provider Dealogic. In cases where the transaction is not listed in Dealogic, the percentage is obtained from deal documentation, for example the term sheet or subscription agreement.

GSSS bond and climate-related bond transactions are compiled from an internal transactions database and are corroborated against external sources, Bloomberg and Dealogic. Transactions are screened against the qualifying ESG criteria.

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Green, social and sustainability bonds in Group Treasury

Theme	Sustainable products

Metric(s)	Green, social and sustainability bonds in the Treasury Asset Portfolios (USD billion)

Definition and method	UBS tracks the market value of green, social and sustainability bonds in the Treasury asset portfolios (as defined by use-of-proceeds bonds) (USD billion).

Group Treasury invest its high-quality liquid assets portfolios under a dedicated Treasury ESG Investment Framework as described in the UBS Net Zero commitment. This framework integrates ESG considerations in the investment process and is aligned with, but not limited to, the ICMA Green Bond Principles, ICMA Social Bond Principles and Sustainability Bond Guidelines..

The metric is the sum of the market value in USD billion equivalent of green, social and sustainability bonds held in the Treasury asset portfolios.

The green, social and sustainability bonds balance is provided by UBS Group Treasury based on a download of the internal booking system. Bloomberg (external data source) is used for the use-of-proceeds validation.

Weighted average carbon intensity (WACI)

Theme	Sustainable products

Metric(s)	–	Weighted average carbon intensity – Active Equity Assets (in metric tons CO2e per USD million of revenue)
	–	% AuM weighted average carbon intensity below benchmark (active equity)
	–	Weighted average carbon intensity – Active fixed income assets (in metric tons CO2e per USD million of revenue)
	–	% AuM weighted average carbon intensity below benchmark (active fixed income)
	–	Weighted average carbon intensity – Indexed equity assets (in metric tons CO2e per USD million of revenue)
	–	Weighted average carbon intensity – Indexed fixed income assets (in metric tons CO2e per USD million of revenue)

Definition and method	The primary metrics are an aggregation of portfolio weighted average carbon intensity (WACI) by asset class.

UBS calculates portfolio WACI according to the Supplemental Guidance for the Financial Sector for TCFD recommendations on Metrics and Targets. It is a measure of the efficiency of emitting carbon in support of economic activities and allows for comparisons between companies and products.

The asset class metrics represent an aggregation of portfolio WACI weighted by the Assets Under Management (AuM) of the respective portfolios.

For the active equity and active fixed income assets we calculate a secondary metric demonstrating the % AuM in portfolios with a portfolio WACI lower than their respective benchmark.

The metrics are derived from all portfolios identified by UBS Asset Management as relevant to the respective asset types where there is sufficient data coverage to enable calculation. Individual portfolios are excluded from the calculation where data coverage is below 50% (indicating insufficient data) or above 150% (indicating the heavy influence of derivative positions).

The WACI of a single portfolio is derived from the carbon intensity of the underlying investments arising from the investment decisions within a portfolio. The carbon intensity of the investments in the portfolio are allocated based on portfolio weight, which is the current value of the investment relative to the current portfolio value. WACI at the portfolio level is calculated in metric tons CO2e per USD million of revenue by taking the Scope 1 and 2 carbon intensities of the issuers in the portfolio and determining the weighted average according to position size. UBS calculates the portfolio carbon intensity metrics using the 2021 TCFD Implementing Guidance.

UBS calculates the asset level weighted average carbon intensity metric as follows:

The % AuM WACI below benchmark metric is reported for active equity assets and active fixed income assets. To calculate this metric, we compare portfolio WACI to that of the relevant benchmark. Portfolio WACI is calculated as described under the WACI metric. Benchmark WACI is similarly the WACI of the individual benchmark constituents. Benchmarks used for the comparison are the performance benchmarks against which individual portfolios are being managed. The outcome of the comparison provides an indication of whether the portfolio WACI is above or below the relevant benchmark WACI.

To ensure data quality, certain portfolios are excluded from the aggregation where data may be available but coverage across the portfolio is outside the required range.

UBS calculates the % AuM WACI below benchmark at asset class level as follows:

UBS reports aggregated figures for weighted average carbon intensity assets for a specified set of asset classes within the scope of Active Equities, Active Fixed Income, Indexed Equities and Indexed Fixed Income.

Issuer scope 1 and 2 carbon intensity data is requested from external provider MSCI.

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Weighted average carbon intensity (WACI) – Direct Real Estate

Theme	Sustainable products

Metric(s)	Weighted average carbon intensity – Direct Real Estate (in metric tons CO2e per square meter)

Definition and method	WACI measures the Asset Management Direct Real Estate portfolio’s carbon reduction and exposure to carbon risk by comparing carbon intensity to the Carbon Risk Real Estate Monitor (CRREM) Pathway.

It is a measure of efficiency of emitting carbon in support of economic activities and allows comparisons between companies and products.

The WACI of a portfolio is derived from the carbon intensity of the underlying investments arising from the investment decisions within a portfolio and aggregated to asset class level for Direct Real Estate.

The metric is calculated in metric tons CO2e per square meter per gross interior building area by taking the scope 1, scope 2 and scope 3 carbon intensities of the properties in the portfolio and calculating the weighted average according to property size in square meters.

“Weighted” is defined as “weighted by total property size”. Since UBS has operational control rights on each asset, the weight reflects entirety of the ownership or total property size. Refer to the Global Real Estate Sustainability Benchmark (GRESB) article for further information. This is equivalent to an equity approach, e.g., where a 0.01 weight is applied to a 1% holding of an equity fund and a 1.00 weight is applied to 100% of the same equity fund. UBS applies a 1.00 weight across all of these assets.

UBS calculates the WACI – Direct Real Estate metric as follows:

UBS reports aggregated figures for carbon intensity assets for a specified set of asset classes within the scope of Direct Real Estate (Discretionary direct real estate GRESB funds only).

The metrics exclude property types where there is no respective CRREM benchmark. Data is collected from direct real estate assets for funds and mandates that participate in the GRESB. The numbers used represent either reported data grossed up to 100% (where coverage, ownership days or occupancy is less than 100%) or a benchmark as a proxy where coverage, ownership days or occupancy is less than 50%. Data as of December 31, 2021. This represents around 52% of Direct Real Estate’s Assets under Management. The assets included are all of our discretionary funds’ assets plus a number of separate mandates that have elected to participate in GRESB (but not all mandates).

Issuer scope 1, 2 and 3 carbon intensity data is requested from external provider MSCI.

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Net-zero lending metrics

Theme	Net zero

Metric(s)	–	Residential real estate (scopes 1 and 2 kg CO2e / m2)
	–	Commercial real estate (scopes 1 and 2 kg CO2e / m2)
	–	Fossil fuels (scopes 1, 2 and 3 t CO2e, baseline 2020 indexed as 100)
	–	Power generation (scopes 1, 2 and 3 kg CO2e / MWh)
	–	Cement (scopes 1 and 2 t CO2e /t of cementitious)
	–	Financed emissions for non-financial corporates and real estate mortgages (mt CO2e)

Sector specific metrics

1.	Definition

Residential real estate (scopes 1 and 2 kg CO2e/m2)	This metric measures the physical emission intensity related to the residential real estate mortgages financed by UBS.
Scope
	–	Financial indicator: gross lending exposure (loans and advances to customers, guarantees and irrevocable loan commitments)
	–	Expected Credit Loss (ECL) segment scope: private clients with mortgages
	–	Regional scope; emissions are estimated for properties in Switzerland, US and UK, representing 99% of the ECL segment exposure.

Measuring indicator

	–	Type of indicator: physical emission intensity
	–	Metric unit: kg CO2e / m2
	–	Carbon emissions scopes: 1 and 2

Allocation rule

For residential real estate, we have decided to track our progress with a physical emission intensity metric. Physical emission intensity is a metric that normalizes real estate emissions by the floor space in square meters. Through this metric we can monitor whether our residential real estate portfolio is becoming increasingly energy efficient. The physical emissions intensity effectively demonstrates the progress made to transition climate-sensitive sectors in our lending portfolio. The physical emissions intensity is calculated by dividing the sum of financed emissions by the sum of financed surfaces. The attribution is based on the loan-to-value (LTV) of the property.

2.	Definition

Commercial real estate (scopes 1 and 2 kg CO2e/m2)	This metric measures the physical emission intensity related to commercial real estate financed by UBS.
Scope
	–	Financial indicator: gross lending exposure (loans and advances to customers, guarantees and irrevocable loan commitments)
	–	ECL segment scope: real estate financing
	–	Regional scope: emissions are estimated for properties in Switzerland and US, representing 97.5% of the ECL segment exposure.

Measuring indicator

	–	Type of indicator: physical emission intensity
	–	Metric unit: kg CO2e / m2
	–	Carbon emissions scopes: 1, 2

Allocation rule

For commercial real estate, we have decided to track our progress with a physical emission intensity metric. Physical emission intensity is a metric that normalizes real estate emissions by the floor space in square meters. Through this metric we can monitor whether our commercial real estate portfolio is becoming increasingly energy efficient. The physical emissions intensity demonstrates the progress made to transition climate-sensitive sectors in our lending portfolio. The physical emissions intensity is calculated by dividing the sum of financed emissions by the sum of financed surfaces. The attribution is based on the loan-to-value (LTV) of the property.

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3.	Definition

Fossil fuels (scopes 1, 2 and 3 t CO2e, baseline 2020 indexed as 100)	This metric measures the absolute emissions related to the loans financed by UBS to fossil fuel companies.
Scope
	–	Financial indicator: gross lending exposure (loans and advances to customers, guarantees and irrevocable loan commitments)
	–	ECL segment scope: large corporate clients, SME clients and other smaller segments
	–	Value chain segment scope: coal mining, oil and gas exploration and production are included in line with Paris Agreement Capital Transition Assessment (PACTA) guidelines. In addition, we also consider refinery activities, as well as integrated companies operating across the value chain. Transportation, trading, and wholesale are excluded in line with PACTA guidance.
	–	Regional scope: global
	–	NACE code scope: B.05, B.06, C.19

Measuring indicator

	–	Type of indicator: indexed absolute emissions
	–	Metric unit: t CO2e, baseline 2020 indexed as 100
	–	Carbon emissions scopes: 1, 2, 3

Allocation rule

For fossil fuels, we have decided to track our progress with an absolute emission metric. It represents the carbon emissions of our clients attributed to UBS. The attribution factor is the fraction of UBS’s gross exposure to the client’s enterprise value including cash (EVIC) or the sum of equity and debt for private companies. The metric is calculated at a portfolio level as the sum of companies’ emissions attributed to UBS.

As absolute emission metrics are more sensitive to data quality improvements over time, we have decided to index our baseline and target to 100 in order to avoid frequent subsequent restatements.

4.	Definition

Power generation (scopes 1, 2 and 3; kg CO2e/MWh)	This metric measures the physical emission intensity related to the loans financed by UBS to power generation companies.
Scope
	–	Financial indicator: gross lending exposure (loans and advances to customers, guarantees and irrevocable loan commitments)
	–	ECL segment scope: large corporate clients, SME clients and other smaller segments
	–	Value chain segment scope: electricity producers are included in line with PACTA guidelines Most electricity distributors in our lending book also produce electricity and are included in our net zero ambitions. Pure play transmission and distribution companies are excluded in line with PACTA guidance
	–	Regional scope: global
	–	NACE code scope: D.35.11, D.35.13

Measuring indicator

	–	Type of indicator: physical emission intensity
	–	Metric unit: kg CO2e / MWh
	–	Carbon emissions scopes: 1, 2, 3

Allocation rule

For power generation, we have decided to track our progress with a physical emission intensity metric. Physical emission intensity is a metric that normalizes a company’s emissions by its output (e.g., the megawatt hours produced). Through this metric we can monitor whether our clients are becoming increasingly efficient. The physical emissions intensity demonstrates the progress made to transition climate-sensitive sectors in our lending portfolio. To allocate multiple companies’ intensities at a portfolio level, a portfolio weight approach is applied, which is an average of the companies’ intensities weighted by their gross exposure.

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5.	Definition

Cement (scopes 1 and 2 t CO2e/t of cementitious)	This metric measures the physical emission intensity related to the loans financed by UBS to cement companies.
Scope
	–	Financial indicator: gross lending exposure (loans and advances to customers, guarantees and irrevocable loan commitments)
	–	ECL segment scope: large corporate clients, SME clients and other smaller segments
	–	Value chain segment scope: cement manufacturers are included in line with PACTA guidelines
	–	Regional scope: global
	–	NACE code scope: C.23.51

Measuring indicator

	–	Type of indicator: physical emission intensity
	–	Metric unit: t CO2e / t cementitious
	–	Carbon emissions scopes: 1, 2

Allocation rule

For cement, we have decided to track our progress with a physical emission intensity metric. Physical emission intensity is a metric that normalizes a company’s emissions by its output (e.g., the quantity of cement produced). Through this metric we can monitor whether our clients are becoming increasingly efficient. The physical emissions intensity demonstrates the progress made to transition climate-sensitive sectors in our lending portfolio. To allocate multiple companies’ intensities at portfolio level, a portfolio weight approach is applied, which is simply an average of the companies’ intensities weighted by their gross exposure.

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Financed emissions across sectors

6.	Definition

Financed emissions for non-financial corporates and real estate mortgages (mt CO2e)

This metric measures the financed emissions related to loans to non-financial corporates and real estate mortgages. Financed emissions are calculated based on UBS’s outstanding lending exposure in line with PCAF guidance. Our disclosure includes total financed emissions for corporate loans and real estate mortgages, as well as a break-down per sector where we have set targets.

Scope
	–	Financial indicator: outstanding lending exposure (loans and advances to customers)
	–	ECL segment and sector scope: all segments excluding Lombard, financial services, commodity trade finance, private individuals and credit cards
	–	Regional scope: global

Measuring indicator

	–	Type of indicator: absolute emissions
	–	Metric unit: Mt CO2e
	–	Carbon emissions scopes: 1, 2 (all sectors), 3 (Fossil Fuels, Power Generation, Automotive)

Allocation rule

Financed emissions represent the carbon emissions of our clients attributed to UBS. Following PCAF guidance, the attribution factor is the fraction of UBS’s outstanding loan exposure to the client’s enterprise value including cash (EVIC) or the sum of equity and debt for private companies. The corporate or real estate emissions are estimated following the options to estimate the financed emissions per asset class as indicated in the PCAF guidance.

In the case of real estate, the attribution factor is the loan-to-value (LTV) of the property as indicated by PCAF.

Data sources and reporting

Note on data source and reporting	To estimate the emissions from our clients we rely on data available in their own disclosures, data from specialized third-party providers and internal data. Current limitations on the availability of emissions data at company or asset level required us to include approximations in the calculations; for example, by applying a sector-level proxy where company- or asset-level data is not available.

In the preliminary assessment of our total financed emissions, we have included PCAF quality scores facilitating data transparency and encouraging improvements to data quality in the medium and long term.

There is an inherent one-year time lag between the as-of-date of our lending exposure and the as-of-date of emissions. The reasons for this inherent time lag are twofold: 1) corporates disclose their emissions in annual reporting only a few months after the end of a financial year; 2) specialized third-party data providers take up to nine months to collect disclosed data and make it available to consumers. Consequently, our net-zero ambitions baselines are based on year-end 2020 lending exposure and 2019 emissions data. Our 2021 emissions actuals are based on year-end 2021 lending exposure and 2020 emissions data.

›	For more information, please refer to the “Appendix 3 – Environment” section of this report for “Climate-related methodologies – net-zero approach for our financing activities”

›	For our definition on “Carbon emissions scopes” refer to the Greenhouse Gas Protocol to which we align, available on ghgprotocol.org

›	For PACTA guidelines referenced, see PACTA for Banks Methodology Document, available on transitionmonitor.com

›	For PCAF guidance referenced, see PCAF guidance available on carbonaccountingfinancials.com

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Climate-related resolutions

Theme	Climate-related

Metric(s)	–	Number of climate-related resolutions voted upon
	–	Proportion of supported climate-related resolutions (%)
Definition and Method	Climate-related resolutions voted upon by UBS Asset Management (AM) on behalf of AM clients during the reporting period, including the percentage of such proposals that were supported out of the total, as identified by ISS (Institutional Share Services) categorization.

The metrics include the Asset Management business only and cover all resolutions made by companies that are held on behalf of clients and by Asset Management directly. Only climate-related resolutions are considered in this metric; with votes for other resolutions, e.g., Director election, being excluded.

The percentage represents the number of climate resolutions that were supported, i.e., voted in favor, out of the total climate resolutions that UBS AM voted on.

The ISS ProxyExchange categorization is utilized for “climate” resolution identification, as defined in the “ISS Code 2022 Category Descriptions.” ISS ProxyExchange is a third-party vendor service used by market participants for proxy voting.

Companies actively engaged on climate / ESG topics

Theme	Sustainable products

Metric(s)	–	Companies actively engaged on ESG topics
	–	Companies actively engaged on climate topics
	–	% share of corporate engagements on climate topics with progress against pre-set objectives
Definition and Method	Companies actively engaged on ESG topics represents the number of individual corporate issuers with whom UBS Asset Management has engaged during the reporting period, where ESG has been one of the topics of engagement.

Companies actively engaged on climate topics represents the number of individual corporate issuers with whom UBS Asset Management has engaged during the reporting period, where climate change has been one of the topics of engagement. The metric represents the absolute number of engagements where a climate-related topic has been discussed within the reporting period.

% share of corporate engagements on climate topics with progress against preset objectives is the proportion of individual corporate issuers with whom UBS Asset Management has engaged on climate change during the reporting period, where it has been deemed that progress has been made against engagement objectives. The calculation is:

The metrics are derived from UBS Asset Management business only and are comprised of individual corporate issuers who have been actively engaged on ESG topics broadly, of which a smaller number have been engaged on climate change.

We regard engagement as a two-way mutually beneficial dialogue with a company, with the objective to enhance information and understanding and improve business performance. The focus on discussion is important as we believe simply asking companies questions without providing feedback and encouraging improvements does not constitute an engagement. We focus on the quality of our engagement, not the quantity of discussions we have. In order to manage our engagements, we set goals or objectives and determine progress against these in the recording of our engagement efforts.

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Total exposure to climate-sensitive sectors – transition risk

Theme	Climate-sensitive metrics

Metric(s)	–	Total exposure to climate-sensitive sectors, transition risk (including transition risk heatmap)
	–	Proportion of total customer lending exposure, gross (%), transition risk

Definition (and Method)	Sustainability and climate risks may manifest as credit, market, liquidity and/or non-financial risks for UBS, resulting in potential adverse financial, liability and/or reputational impacts. These risks extend to the value of investments and may also affect the value of collateral (e.g., real estate).

Climate risks can arise from efforts to mitigate climate change (transition risks). Transition risks from efforts to address a changing climate may contribute to a structural change across economies and consequently can affect banks and the stability of the broader financial sector through financial and non-financial impacts.

The metric is calculated for UBS Group, UBS AG, UBS Switzerland AG, and UBS Europe SE, on the total loans and advances to customers and guarantees, as well as irrevocable loan commitments (within the scope of expected credit loss) and is based on standalone and consolidated IFRS numbers. Credit exposure is drawn from a group CFO reporting system.

The transition risk heatmap methodology is based upon a risk segmentation process, first dividing financing types and then rating economic sectors and sub-industry segments that share similar climate risk vulnerability characteristics. Climate transition risk scores and rating are assigned to sectors and segments according to their vulnerability to (i) climate policy, (ii) low-carbon technology risks, and (iii) revenue or demand shifts under an immediate and ambitious approach to meeting the well-below-2°C Paris goal. The risk ratings can be used to support identification of potential climate-sensitive concentrations and further analysis. The ratings in the heatmap reflect the levels of risk that would likely occur under an ambitious transition (in the short- term). UBS derived the methodological approach for the transition risk assessment from an active collaboration with the UNEP FI and Oliver Wyman.

Economic sectors are classified according to the Group Industry Code 2.0 (GIC 2.0) which is constituted by a hierarchical structure. Sensitive sectors and subsectors are defined as those business activities that are rated as having high, moderately high, or moderate vulnerability to climate transition risks. Assessments are derived as part of the 2018–2022 Collaboration with the UNEP-FI based on IAMC scenario information as well as academic research supporting risk rating analysis. The collaboration included development of the initial transition risk heatmap methodology. Furthermore, internal UBS GIC2 sectors / subsectors are utilized.

For a selection of sectors (i.e., power sector), country information is used to assign risk ratings to exposures. For the other sectors, geographic location of assets/counterparties is not currently integrated in the methodology due to data and systems limitations.

The transition risk heatmap methodology is a top-down methodology based on a sector-classification approach (assuming exposures are proxy-rated through the average subindustry risk rating to which it is mapped), considering counterparty- and asset-specific information in materially relevant cases. This assumption is being further addressed through better counterparty- and asset-specific data and methodologies, which are under development.

In the current stage of the methodology, a look-through analysis for Lombard lending, real estate financing, and private clients with mortgages is not yet fully carried out. For this reason, Lombard lending rating is assigned based on the average riskiness of loans. Real estate ratings are assigned based on qualitative estimates leveraging internal studies (yielding a low-risk rating) or based on the riskiness of loan counterparties.

The proportion of total customer lending exposure, gross (%), transition risk, is calculated by combining all climate sensitive exposures (transition risk), divided by all total customer lending exposures, regardless of risk rating and across all financing types, including exposures that cannot be classified into any risk rating due to lack of information.

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Total exposure to climate-sensitive sectors – physical risk

Theme	Climate-sensitive metrics

Metric(s)	–	Total exposure to climate-sensitive sectors, physical risk (Including physical risk heatmap)
	–	Proportion of total customer lending exposure, gross (%), physical risk

Definition (and Method)	Sustainability and climate risks may manifest as credit, market, liquidity and/or non-financial risks for UBS, resulting in potential adverse financial, liability and/or reputational impacts. These risks extend to the value of investments and may also affect the value of collateral (e.g., real estate).

Climate risks can arise from changing climate conditions (physical risks). Physical risks from a changing climate may contribute to a structural change across economies and consequently can affect banks and the stability of the broader financial sector through financial and non-financial impacts.

The metric is calculated for UBS Group, UBS AG, UBS Switzerland AG, and UBS Europe SE, on the total loans and advances to customers and guarantees, as well as irrevocable loan commitments (within the scope of expected credit loss) and is based on standalone and consolidated IFRS numbers. Credit exposure is drawn from a group CFO reporting system.

The physical risk heatmap methodology groups corporate counterparties based on exposure to key physical risk factors, by rating sectoral (sectoral average risk distribution), geographic (country vulnerability and adaptive capacity), and value chain (sectoral average risk distribution) vulnerabilities in a climate change trajectory, in which no additional policy action is taken and scored for the potential for financial loss in the short-term. The metric sums normalized scores for sector (average geographic footprint used as proxy in lieu of asset-level data), location (country of risk domicile), and value-chain exposures. Ratings from low to high are based on a weighted average score (from 0 to 1 in 0.2 banded increments), given by twice the weight for sector and geography, and once for value-chain (as it is partly included in sectoral and geographic scores). Scores are given by inputs as described below;

	–	the counterparty’s sectoral activity (e.g. primary energy extraction presents higher physical risks than banks due to the sector’s average geographic footprint and vulnerability to financial losses in the short term from physical risk hazards);
	–	the counterparty’s geography, represented by the main country of risk domicile. For example, countries in Southeast Asia tend to be higher risk than those in western Europe, with some exceptions, reflecting the potential for national economic resilience and subsidy to economic activities threatened by climate change; and
	–	the potential disruption to a counterparty’s value chain, where relevant (both its supply chain and distribution channels again reflecting the sectoral average geographic footprint and vulnerability).
Economic sectors are classified according to the Group Industry Code 2.0 (GIC 2.0) which consists of a hierarchical structure. Sensitive sectors are defined as those business activities that are rated as having high, moderately high or moderate vulnerability to physical risk.

External research and analysis is used to facilitate development of the physical risk heatmap methodology, including asset-level geospatial analysis where material and possible (e.g. real estate). Furthermore, internal UBS GIC2 sectors / subsectors are utilized.

The physical risk heatmap methodology is a top-down methodology based on a sector and country-classification approach (assuming exposures are proxy-rated through the average subindustry risk rating to which it is mapped), considering counterparty or asset-specific information in materially relevant cases. This assumption is being further addressed with better counterparty- and asset-specific data and methodologies in development.

In the current stage of the methodology, a look-through analysis for Lombard lending, real estate financing, and private clients with mortgages is not yet fully carried out. For this reason, Lombard lending rating is assigned based on the average riskiness of loans. Real estate ratings are assigned based on qualitative estimates leveraging internal studies (yielding a low-risk rating) or based on the riskiness of loan counterparties.

The proportion of total customer lending exposure, gross (%), physical risk, is calculated by combining all climate sensitive exposures (physical risk), divided by all total customer lending exposures, regardless of risk rating and across all financing types, including exposures that cannot be classified into any risk rating due to lack of information.

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Carbon-related assets

Theme	Climate-sensitive metrics

Metric(s)	–	Carbon-Related Assets
	–	Proportion of total customer lending exposure, gross (%)

Definition (and Method)	Carbon-related assets are defined as significant concentrations of credit exposure to assets tied to the four non-financial groups as defined by the Task Force on Climate-related Financial Disclosures (TCFD) (using Global Industry Classification Standard, GICS). These four groups are (i) energy; (ii) transportation; (iii) materials and buildings; and (iv) agriculture, food and forest products. Recognizing that the term carbon-related assets is currently not well defined, the TCFD encourages banks to use a consistent definition to support comparability.

The metric is calculated for UBS Group, UBS AG, UBS Switzerland AG, and UBS Europe SE, on the total loans and advances to customers and guarantees, as well as irrevocable loan commitments (within the scope of expected credit loss) and is based on standalone and consolidated IFRS numbers. Credit exposure is drawn from a group CFO reporting system.

The carbon-related assets metric is the total exposure of assets in the four non-financial groups as defined by the TCFD in its expanded definition published in 2021, UBS defines carbon-related assets through industry-identifying attributes of the firm’s banking book. UBS further includes the four non-financial sectors addressed by the TCFD, including but not limited to, fossil fuel extraction, carbon-based power generation, transportation (air, sea, rail, and auto manufacture), metals production and mining, manufacturing industries, real estate development, chemicals, petrochemicals, and pharmaceuticals, building and construction materials and activities, forestry, agriculture, fishing, food and beverage production, as well as including trading companies who may trade any of the above (e.g. oil trading or agricultural commodity trading companies). This metric is agnostic of risk rating, and therefore may include exposures of companies who may be already transitioning or adapting their business models to climate risks, unlike UBS climate-sensitive sectors methodology, which takes a risk-based approach to defining material exposure to climate impacts.

Economic sectors are classified according to the Group Industry Code 2.0 (GIC 2.0) which comprises a hierarchical structure, and further dissected using the heatmap segmentation. Internal UBS GIC2 sectors / subsectors are utilized. Currently, approximately 2.8% of exposures cannot be classified to any risk rating due to missing information. The proportion of total customer lending exposure, gross (%), is calculated by including those exposures in the denominator.

Total exposure to nature-related risks

Theme	Nature-related risks

Metric(s)	–	Total exposure to nature-related risks (USD billion)
	–	Proportion of total customer lending exposure, gross (%)

Definition (and Method)	With this metric we measure our firm’s risk exposures within sectors with a moderate to high dependency on natural capital, as defined through the Exploring Natural Capital Opportunities, Risks and Exposure (ENCORE) methodology. ENCORE was developed by the Natural Capital Finance Alliance in partnership with the UNEP World Conservation Monitoring Centre. ENCORE identifies economic activities that are most vulnerable to financial impacts due to their dependency on ecosystem services and maps production processes within economic sectors to ecosystem services dependencies on natural capital assets.

The metric is calculated for total loans and advances to customers and guarantees, as well as irrevocable loan commitments (within the scope of expected credit loss) and is based on standalone IFRS numbers. Credit exposure is drawn from group CFO reporting system.

The natural capital risk heatmap identifies our firm’s exposure to companies in sectors where activities are vulnerable to disruption of ecosystem services due to dependency on the natural environment. Our SCR unit mapped the ENCORE database to UBS GIC2 sectors. Respective ratings were then assigned to the GIC2 sectors / sub-sectors. The ratings for ecosystem services dependencies of a sector considers the potential (i) loss of functionality of a production process; and (ii) financial loss, if the ecosystem service is disrupted. As ENCORE focuses on production processes, residential real estate are “Not (yet) classified” via the ENCORE approach. Lombard lending rating is assigned based on the average riskiness of loans. The score ranges from 5 (high dependency) to 1 (low dependency). Scores are summarized (added) and standardized on a normal cumulative distribution function. Our firm’s exposure classification to those ratings (and sub-sectors) may be considered a proxy for dependencies to ecosystem services. The metric of dependency / total lending exposure (as a percentage) is calculated, in line with the climate sensitive metric. For the summary table, broken down by sector and sub-sector, presented alongside the transition and physical risk sector breakdowns and trends, scores individual scores are shown (ENCORE ratings, standardized). The “sensitive sector” exposure amount is given by the total exposure rated Moderate to High, within subsectors.

Economic sectors are classified according to the Group Industry Code 2.0 (GIC 2.0) which comprises a hierarchical structure. Sensitive sectors are defined as those business activities that are rated as having high, moderately high or moderate vulnerability to nature-related risks.

Assessments derived as part of the collaboration with the UNEP-FI to develop a natural capital dependency and impact methodology (ENCORE). Furthermore, internal UBS GIC2 sectors / subsectors are utilized. Geographic location of assets/counterparties is not currently integrated in the methodology due to data and systems limitations.

In the current stage of the methodology, a look-through analysis for Lombard lending and private clients with mortgages is not yet fully carried out. For this reason, Lombard lending rating is assigned based on the average riskiness of loans. Further, for private clients with mortgages a not classified risk rating is assigned.

The proportion of total customer lending exposure, gross (%), nature-related risk, is calculated by combining all sensitive exposures (nature-related risk), divided by all total customer lending exposures, regardless of risk rating and across all financing types, including exposures that cannot be classified into any risk rating due to lack of information.

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ESG integration and exclusion

Theme	Other metrics

Metric(s)	–	ESG integration and exclusion (USD billion)
	–	ESG integration (USD billion)
	–	Exclusion (USD billion)

Definition and method	We identify two approaches that consider ESG factors in the investment process to varying degrees, but which on their own are not considered sustainable investment. The investment products in scope for reporting Assets under Management (AuM) for these two categories are exclusively UBS Asset Management products under the direct management of UBS Asset Management as noted in the scope section of the UBS Asset Management Exclusion Policy. UBS Global Wealth Management does not report these.

	–	ESG Integration; considers ESG factors alongside traditional financial metrics to assess the risk-return profile in the investment process.
	–	Exclusion; individual companies or entire industries are excluded from portfolios because their activities do not meet certain ESG criteria, and/or do not align with the values of clients and/or UBS.

›	Refer to the UBS AM Sustainable Investing Policy for details, available on ubs.com/am-si

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Key terms and definitions

Sustainability

Is commonly defined as “meeting the needs of the present without compromising the ability of future generations to meet their own needs“ (United Nations (UN) Brundtland Commission, 1987). In this way, we sometimes refer to sustainability to imply a broader scope of exhausted resources beyond those that impact climate change. Our ambition is to conduct business and operations without negatively impacting the environment, society or the economy as a whole and, through our sustainability disclosure, be transparent about how we are pursuing this.

Sustainable Development Goals (the SDGs)

The 2030 Agenda for Sustainable Development, adopted by all UN member states in 2015, provides a shared blueprint for peace and prosperity for people and the planet. At its heart are the 17 UN Sustainable Development Goals (available on sdgs.un.org/goals), the SDGs, which are an urgent call for action by all countries – developed and developing – in a global partnership. They recognize that ending poverty and other deprivations must go hand-in-hand with strategies that improve health and education, reduce inequality, and spur economic growth – all while tackling climate change and working to preserve our oceans and forests.

ESG (Environmental, Social, Governance)

A framework to help stakeholders understand how an organization is managing risks and opportunities related to ESG criteria or factors. It is often used in the context of investing, but – beyond the investment community – clients, suppliers, and employees are also increasingly interested in how sustainable an organization’s operations are.

Sustainable finance

Sustainability focus: Strategies that have explicit sustainable intentions or objectives that drive the strategy. Underlying investments may contribute to positive sustainability outcomes through products / services / use of proceeds.

Impact investing: Investment strategies that have an explicit intention to generate measurable, verifiable, positive sustainability outcomes. Impact generated is attributable to investor action and/or contribution.

Green, social, sustainability and sustainability-linked bonds: Debt instruments with a commitment to use the proceeds to (re-)finance green or sustainable projects, aligned with the voluntary guidelines in the pertinent International Capital Market Association (ICMA) Principles.

Low-carbon economy

Refers to a type of decarbonized economy that is based on low energy consumption and low levels of greenhouse gas (GHG) emissions.

GHG emissions

Scope 1: Accounts for GHG emissions by UBS.

Scope 2: Accounts for indirect GHG emissions associated with the generation of imported / purchased electricity (grid average emission factor), heat or steam.

Scope 3: Accounts for GHG emissions resulting from activities from assets not owned or controlled by the reporting organization, but that the organization indirectly impacts in its value chain.

Net zero: Refers to cutting GHG emissions to as close to zero as possible, with any remaining emissions re-absorbed from the atmosphere.

GHG key vendor: A top GHG scope 3 emitter relative to UBS’s overall scope 3 supply chain emissions and with which UBS has a long-term ongoing relationship.

Sustainability disclosure

Global Reporting Initiative (GRI): Provider of the world’s most widely used sustainability disclosure standards (the GRI Standards).

Task Force on Climate-related Financial Disclosures (TCFD): Provider of climate-related financial disclosure recommendations designed to help companies provide better information to support informed capital allocation.

Taskforce on Nature-related Financial Disclosures (TNFD): Provider of nature-related financial disclosure recommendations designed to help companies provide better information to support informed capital allocation.

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Value Reporting Foundation SASB Standards: Disclosure standards to guide the disclosure of officially declared material sustainability information by companies to their investors.

World Economic Forum International Business Council (WEF IBC): Provider of the Stakeholder Capitalism Metrics, which offer a set of universal, comparable disclosures focused on people, planet, prosperity and governance that companies can report on, regardless of industry or region.

Materiality assessments

With regard to the materiality assessments included in this report (GRI-based and climate-related), the GRI requires companies to determine material topics that “represent the organization’s most significant impacts on the economy, environment, and people, including impacts on their human rights.” The TCFD requires companies to conduct a double materiality assessment that looks at both the inside-out impact the company has on the environment and the outside-in impact climate-related activities might have on the company performance.

UBS-related terms used in this report

Unless the context requires otherwise below terms are used for:

Terms	Used for

“UBS,” “UBS Group,” “UBS Group AG consolidated,” “Group,” “the Group,” “we,” “us” and “our”	UBS Group AG and its consolidated subsidiaries

“UBS Group AG” and “UBS Group AG standalone”	UBS Group AG on a standalone basis

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Abbreviations frequently used in our sustainability report

A
ADA	Artificial Intelligence and Data Analytics
AML	anti-money laundering
AuM	assets under management

B
BCBS	Basel Committee on Banking Supervision
B4SI	Business Investment for Societal Impact
BIS	Bank for International Settlements
BoD	Board of Directors
BoE	Bank of England

C
CCRC	Corporate Culture and Responsibility Committee
CCS	carbon capture and storage
CDP	formerly the Carbon Disclosure Project
CDR	carbon dioxide removal

CFO	Chief Financial Officer
CHF	Swiss franc
CIC	Corporate & Institutional Clients
CIO	Chief Investment Office
C&ORC	Compliance & Operational Risk Control
CPS	current policies scenario

D
DAF	donor-advised fund
DJSI	Dow Jones Sustainability Indices

E
EC	European Commission
EMS	environmental management system
eNPS	employee net promoter score
ESG	environmental, social and governance
EU	European Union
EUR	euro
ESR	environmental and social risk
ETF	exchange-traded fund
EY	Ernst & Young

F
FATF	Financial Action Task Force
FCT	foreign currency translation
FINMA	Swiss Financial Market Supervisory Authority
FTE	full-time employee
FX	foreign exchange

Sustainability Report 2022 | Appendix 5 | Other	182

G
GARP	Global Association of Risk Professionals
GCFO	Group Chief Financial Officer
GCRG	Group Compliance, Regulatory & Governance
GEB	Group Executive Board
GFA	Group Franchise Awards
GFANZ	Glasgow Financial Alliance for Net Zero
GHG	greenhouse gas
GIA	Group Internal Audit
GICS	Global Industry Classification Standard
GRI	Global Reporting Initiative

H
HR	human resources

I
IAS	International Accounting Standards
IASB	International Accounting Standards Board
ICMA	International Capital Market Association
ICMM	International Council on Mining and Metals
IFRIC	International Financial Reporting Interpretations Committee
IFRS	International Financial Reporting Standards
IIF	Institute of International Finance
IPCC	Intergovernmental Panel for Climate Change
ISO	International Organization for Standardization

K
KRT	key risk taker

L
LEED	Leadership in Energy and Environmental Design
LoD	lines of defense
LRD	leverage ratio denominator
LTIP	Long-Term Incentive Plan
LTV	loan-to-value

M
MAT	Materiality Assessment Team
M&A	mergers and acquisitions
MiFID II	Markets in Financial Instruments Directive II

N
NFR	non-financial risks
NFRD	Non-Financial Reporting Directive
NGFS	Network for Greening the Financial System
NYSE	New York Stock Exchange
NZAMi	Net Zero Asset Managers initiative
NZBA	Net-Zero Banking Alliance
NZE	Net-Zero Emissions by 2050 Scenario

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O
OECD	Organization for Economic Co-operation and Development
ORF	operational risk framework
OTC	over-the-counter

P
PACI	Partnership Against Corruption Initiative
PACTA	Paris Agreement Capital Transition Assessment
PCAF	Partnership for Carbon Accounting Financials
P&L	profit and loss
POCI	purchased or originated credit-impaired
PRA	UK Prudential Regulation Authority
PRB	Principles for Responsible Banking
PRI	Principles for Responsible Investment

Q
QED	Quant Evidence & Data Science

R
RSCM	responsible supply chain management
RSPO	Roundtable on Sustainable Palm Oil
RW	risk weight
RWA	risk-weighted assets

S
SBC	Swiss Bank Corporation
SCFO	Sustainability Chief Financial Officer
SCR	sustainability and climate risk
SDC	Swiss Agency for Development and Cooperation
SDG	Sustainable Development Goal
SDS	Sustainable Development Scenario
SEC	US Securities and Exchange Commission
SECO	State Secretariat for Economic Affairs
SFRD	Sustainable Finance Disclosure Regulation
SFWG	Sustainable Finance Working Group (IIF)
SI	sustainable investment
SIFI	SDG Impact Finance Initiative
SII	UBS Sustainability and Impact Institute
SIX	SIX Swiss Exchange
SME	small and medium-sized entities
SNB	Swiss National Bank
SRI	socially responsible investment

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T
TBTF	too big to fail
TCFD	Task Force on Climate-related Financial Disclosures
TNFD	Taskforce on Nature-related Financial Disclosures

U
UN	United Nations
UNEP FI	United Nations Environment Programme Finance Initiative
UNGPs	UN Guiding Principles on Business and Human Rights
USD	US dollar

V
VaR	value-at-risk

W
WFSF	Wolfsberg Forum for Sustainable Finance

Note: This list of abbreviations is not deemed to be comprehensive of all the abbreviations used in this report.

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Cautionary Statement | This report may contain statements that constitute “forward-looking statements.” Refer to the Cautionary Statement Regarding Forward-Looking Statements in UBS’s Annual Report 2022, available at ubs.com/investors, for further details.

Notice to investors | This report and the information contained herein are provided solely for information purposes, and are not to be construed as solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this report. Refer to UBS’s Annual Report 2022, available at ubs.com/investors, for additional information.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes are calculated on the basis of unrounded figures. Information about absolute changes between reporting periods, which is provided in text and which can be derived from figures displayed in the tables, is calculated on a rounded basis.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

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UBS Group AG

P.O. Box

CH-8098 Zurich

ubs.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: /s/ Suni Harford
Name:	Suni Harford
Title:	President Asset Management, Group Executive Board Lead for Sustainability and Impact

By: /s/ Angus Graham
Name:	Angus Graham
Title:	Managing Director

UBS AG

By: /s/ Suni Harford
Name:	Suni Harford
Title:	President Asset Management, Group Executive Board Lead for Sustainability and Impact

By: /s/ Angus Graham
Name:	Angus Graham
Title:	Managing Director

Date: March 6, 2023